Form 40-F
period 2007-12-31
Yukon-Nevada Gold Corp.
filed 2008-09-26
CIK 1286799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

Commission File Number 000-52699

YUKON-NEVADA GOLD CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

Suite 490-688 West Hastings Street
Vancouver, British Columbia
Canada V6B 1P1
(604) 688-9427
(Address and telephone number of Registrant’s principal executive offices)

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange
on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares (no par value)
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form                 [X] Audited annual financial statements

At December 31, 2007, the Registrant had outstanding 175,133,000 common shares (no par value).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the
“Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES [   ]      82-___________NO [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES [X]                                     NO [   ]

EXPLANATORY NOTE

Yukon-Nevada Gold Corp. (the “Corporation”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciles such statements to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9881.

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto contain forward-looking statements concerning the Corporation’s plans at its properties, plans related to its business and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  The Corporation’s ability to generate revenue from operations, or to continue to raise funds through other sources for the further exploration and development of its properties, which will be highly dependent on the price of precious metals, which has a history of wide fluctuation.
  The Corporation’s interest in operations being subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.
  The Corporation presently maintains a limited amount of liability insurance against risks in the operations of its business, and the payment of such liabilities may have a material adverse effect on the Corporation’s financial position. There is no assurance that such insurance will continue to be available.
  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Corporation’s continuing mineral exploration and development activities will result in any discoveries of bodies of commercial ore.
  Substantial expenditures are required to establish reserves through drilling, to evaluate metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.
  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Corporation’s control and which cannot be accurately predicted.
  The Corporation is in the business of exploring, developing, and operating natural resource properties, which by its nature involves a significant amount of risk. Discrepancies between actual and estimated reserves, and between estimated and actual metallurgical recoveries for the Corporation may have significant financial impact.
  There may be challenges to the title of the Corporation’s properties which, if successful, could impair its development and/or operations.
  The Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation’s debt levels above industry standards. The level of the Issuer’s indebtedness from time to time could impair the Corporation’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.
  There are a number of outstanding securities and agreements pursuant to which common shares of the Corporation (the “Common Shares”) may be issued in the future. This would result in dilution to the Corporation’s shareholders.
  The Corporation operates in jurisdictions in which foreign political, economic and regulatory risks associated with mining and exploration may affect its ability to operate.
  All of the Corporation’s operations are subject to environmental regulation which can make operations expensive or prohibit them altogether.
  The Corporation faces risks related to the possibility that the Corporation is a passive foreign investment company.
  There may be difficulty enforcing civil liabilities under United States federal securities laws.

Some of the important risks and uncertainties that could affect the Corporation’s forward-looking statements are described further in the Corporation’s Annual Information Form for the year ended December 31, 2007, a copy of which is filed as an exhibit hereto, under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian GAAP, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in the Corporation’s Reconciliation between Canadian and United States Generally Accepted Accounting Principles.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Estimation of Mineral Resource and Mineral Reserves Best Practice Guidelines (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the Securities Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the Commission. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2007 is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2007 and 2006, including the report of the Independent Registered Public Accounting Firm with respect thereto, are filed as Document 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and U.S. GAAP, see Document 3 to this Annual Report on Form 40-F.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations is filed as Document 4 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Corporation’s principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including the Corporation’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation and its subsidiaries to disclose material information otherwise required to be set forth in the Corporation’s periodic reports. The Corporation’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Corporation files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

This annual report does not include the report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm. As a result of a business combination of the Company with Queenstake Resources Ltd. (“Queenstake”), the Company succeeded to Queenstake’s reporting obligations under the Exchange Act, including its obligations under the Sarbanes-Oxley Act of 2002. A transition period, however, provides relief for foreign companies, such as the Company, that become subject to the Exchange Act reporting requirements by virtue of Rule 12g-3 under the Exchange Act in connection with a transaction that is not registered under the Securities Act that constitutes an exchange offer for the securities of, or business combination with, an issuer that has reporting obligations under the Exchange Act. Therefore, because the Company succeeded to Queenstake’s reporting obligations following a transaction exempt from registration pursuant to Section 3(a)(10) of the Securities Act, the Company is not required to include the report of management and an accompanying auditor’s attestation report until the Company prepares its annual report for the fiscal year ending December 31, 2009.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, no changes occurred in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND
AUDIT COMMITTEE FINANCIAL EXPERTS

The Corporation’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Messrs. MacDonald, Fox and Harris.

The Corporation’s Board of Directors has determined that Don McDonald is an audit committee financial expert serving on our audit committee (as defined by 8(b) of General Instruction B to Form 40-F). The Corporation’s Board of Directors has determined that its audit committee financial expert, Don McDonald, is “independent” within the meaning of corporate governance standards of the American Stock Exchange if such standards were applicable to the Corporation.

CODE OF ETHICS

The Corporation has adopted a written code of ethics for all its directors and officers entitled “Code of Conduct and Conflict of Interest Guidelines for Directors and Officers” (the “Code”). The Code includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Corporation’s website at www.yukon-nevadagold.com under Corporate Info/Governance Policy.

No amendments to the Code were adopted during the year ended December 31, 2007. No “waiver” or “implicit waiver,” as such terms are defined in Form 40-F, were granted relating to any provision of the Code during the year ended December 31, 2007.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP has served as the Corporation’s auditing firm since February 2007. Aggregate fees billed to the Corporation for professional services rendered by KPMG LLP and its affiliates during the fiscal years ended December 31, 2007 and 2006 are detailed below (stated in Canadian dollars):

	Fiscal 2007	Fiscal 2006
Audit Fees	$230,500	$36,750
Audit-Related Fees	$64,580	$–
Tax Fees	$–	$–
All Other Fees	$–	$–
Total Fees	$295,080	$36,750

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual consolidated financial statements and reviews of the Corporation’s interim financial statements provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

Tax services were not provided during either year.

All Other Fees:

Other services were not provided during either year.

Pre-Approval Policies and Procedures:

All services to be performed by the Corporation’s auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2007, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A table setting forth the Registrant’s contractual commitments is set forth in the Registrant’s Management Discussion and Analysis incorporated by reference and included herein as Document 4.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on September 25, 2008, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. The Form F-X is incorporated herein by reference.

Any further change to the name or address of the agent for service of process of the Corporation shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Corporation.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.	Annual Information Form of the Corporation for the year ended December 31, 2007.

2.	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this annual report:

Report of Independent Registered Public Accounting Firm;

Consolidated Balance Sheets as of December 31, 2007 and 2006;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2007 and 2006;

Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006; and

Notes to Consolidated Financial Statements

3.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles.

4.	Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on September 25, 2008, and hereby incorporated by reference herein.

99.2	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934.

99.3	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934.

99.4	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.5	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.6	Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

YUKON-NEVADA GOLD CORP.

By:	/s/ Graham C. Dickson
Graham C. Dickson
President and Chief Executive Officer

By:	/s/ Shaun Heinrichs
Shaun Heinrichs
Chief Financial Officer and Controller

Date: September 25, 2008