Form 20-F
period 2009-12-31
Yukon-Nevada Gold Corp.
filed 2010-04-01
CIK 1286799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from  _______________________to ______________________

Commission file number 000-52699

YUKON-NEVADA GOLD CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

688 West Hastings Street, Suite 490, Vancouver, British Columbia V6B 1P1
(Address of principal executive offices)

Robert F. Baldock (604) 688-9427, rbaldock@yngc.ca 688 West Hastings Street, Suite 490, Vancouver, British Columbia V6B 1P1
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

516,346,887 Common Shares

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

Large accelerated filer [   ]        Accelerated filer [   ]        Non-accelerated filer [X]

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

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and are presented in US dollars unless otherwise indicated. All references in this Form 20-F to financial information concerning us refer to such information in accordance with Canadian GAAP and all dollar amounts in this Form 20-F are in US dollars unless otherwise indicated. A reconciliation to US GAAP is included in Note 22 to the consolidated financial statements.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected financial data.

The following table summarizes certain of our selected financial information (stated in thousands of U.S. dollars) prepared in accordance with Canadian GAAP. The information in the table was derived from the more detailed financial statements for the period ended December 31, 2005 through the fiscal year ended December 31, 2009, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 – Operating and Financial Review and Prospects" and "Item 17 – Financial Statements". Historical results are not necessarily indicative of results to be expected for any future period. No dividends have been paid in any of the fiscal years ended December 31, 2005 throughout the fiscal year ended December 31, 2009.

(In thousands of U.S. dollars, except where noted)	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Gold sales	9,913	48,981	64,460	-	n/a
Cost of sales	26,049	58,742,	48,218	-	n/a
Gross Margin	(16,136)	(9,761)	16,242,	-	n/a
Temporary shutdown costs	10,550	13,115	-	-	n/a
Depletion, depreciation and amortization	6,271	9,279	5,731	16	n/a
Accretion	2,890	2,117	1,082	145	n/a
Earning (loss) from mining activities	(35,847)	(34,272)	9,429	(161)	n/a
Net loss	(42,660)	(105,360)	(1,899)	(1,189)	n/a
Basic and diluted net loss per share	(0.13)	(0.57)	(0.02)	(0.02)	n/a
Total assets	195,441	199,636	296,167	31,912	n/a
Share capital, warrants and contributed surplus	255,301	234,579	213,415	33,867	21,587
Accumulated deficit and accumulated other comprehensive loss	(155,591)	(112,931)	(7,571)	(8,271)	(6,756)
Net assets	99,710	121,648	205,844	25,596	n/a
Outstanding shares, in thousands	590,846	272,655	175,133	58,950	46,643

Prior to July 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. As a result of the significant operations (sales, assets) that are located in the United States arising from the acquisition of Queenstake Resources Ltd. (“Queenstake”) on June 20, 2007, it was determined that the Company’s functional currency had changed to the US dollar. Comparable numbers in U.S. dollars are not available for 2005 as the Company reported in Canadian currency for that year.

The following table summarizes certain of our selected financial information (stated in thousands of U.S. dollars) prepared in accordance with U.S GAAP:

(In thousands of U.S. dollars, except where noted)	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Gold sales	9,913	48,981	64,460	-	n/a
Cost of sales	26,049	58,742,	48,218	-	n/a
Gross Margin	(16,136)	(9,761)	16,242,	-	n/a

(In thousands of U.S. dollars, except where noted)	December	December	December	December	December
	31, 2009	31, 2008	31, 2007	31, 2006	31, 2005
Temporary shutdown costs	10,550	13,115	-	-	n/a
Depletion, depreciation and amortization	6,617	9,665	5,731	16	n/a
Accretion	2,890	2,117	1,082	145	n/a
Earning (loss) from mining activities	(36,193)	(34,658)	9,429	(161)	n/a
Exploration expense	12,940	19,479	23,629	6,862
Net loss	(82,203)	(111,139)	(21,631)	(7,029)	n/a
Basic and diluted net loss per share	(0.24)	(0.60)	(0.18)	(0.13)	n/a
Total assets	140,638	158,119	260,801	31,192	n/a
Share capital, warrants, accumulated paid in capital and contributed surplus	280,608	231,408	214,202	33,867	n/a
Accumulated deficit and accumulated other comprehensive loss	(231,360)	(149,157)	(38,018)	(8,271)	n/a
Net assets	49,248	82,251	176,184	25,596	n/a
Outstanding shares, in thousands	590,846	272,655	175,133	58,950	46,643

Prior to July 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. As a result of the significant operations (sales, assets) that are located in the United States arising from the acquisition of Queenstake Resources Ltd. (Queenstake) on June 20, 2007, it was determined that the Company’s functional currency had changed to the US dollar. Comparable numbers in U.S. dollars are not available for 2005 as the Company reported in Canadian currency for that year.

The Company acquired the Jerritt Canyon mine on June 20, 2007 with the acquisition of Queenstake. Jerritt Canyon consists of a milling facility as well as two underground mines, the Smith and the SSX. Jerritt Canyon operated continuously from the date of acquisition on June 20, 2007 until February 22, 2008 when it shut down to address infrastructure and safety concerns. In May 2008, Jerritt Canyon recommenced commercial production at reduced levels. On August 8, 2008 mining at Jerritt Canyon ceased again as a result of increasing costs and dilution resulting from the mine plan as well as the ongoing required development and infrastructure expenditures resulting from years of neglect. Subsequent to the closure of the mines, as a result of a dirty air fan that was damaged in the following week, the milling operation was also shut-down. Mining and milling operations did not resume for the remainder of 2008 while management pursued additional financing and continued work on addressing environmental concerns raised by the Nevada Division of Environmental Protection (the “NDEP”) in their stop order issued in March of 2008. Milling operations resumed March 25, 2009 when approvals were received from NDEP on the progress and plans developed by the Company.

On May 30, 2009, Jerritt Canyon shutdown roaster operations due to a delay in the fabrication of certain fiberglass ductwork required in the construction of the new mercury emission control system, resulting in the failure to meet the deadline for this equipment to be installed as set by the NDEP in their March restart order. The Company was able to complete the installation of a calomel emission system and the system instrumentation on July 20, 2009.

After coming to an agreement with the NDEP in the form of a Consent Decree, the Company resumed operations on October 20, 2009. The Consent Decree resolves all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns and gives the Company the right to operate the milling facility from the effective date.

Currency and Exchange Rates

The following table sets out the exchange rates for currencies expressed in terms of one U.S. dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods):

In Canadian $	Year Ended December 31
	2009	2008	2007	2006	2005
End of period	1.051	1.224	0.988	1.165	1.166
Average for the period	1.142	1.066	1.074	1.134	1.212

In Canadian $	July 2009	August 2009	September 2009	October 2009	November 2009	December 2009
High for the month	1.1625	1.1655	1.1079	1.0845	1.0743	1.0713
Low for the month	1.0827	1.079	1.0686	1.0292	1.046	1.0405

Exchange rates are based upon the noon buying rate from Bank of Canada. The noon rate of exchange on March 31, 2010 as reported by the Bank of Canada was C$1.0156 = US$1.00.

B. Capitalization and indebtedness.

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C. Reasons for the offer and use of proceeds.

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

D. Risk factors.

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Shareholders should carefully consider the risks described below before purchasing our common shares. The occurrence of any of the following events could harm us. If these events occur, the trading price of our common shares could decline, and shareholders may lose part or even all of their investment.

Precious Metal Price Fluctuations

Our profitability from proposed operations will be dependent in part on:

•	the market price of precious metals;

•	the price of metals or interests related thereto has fluctuated widely and is affected by numerous factors beyond our control including:

	•	international economic and political conditions;
	•	expectations of inflation
	•	international currency exchange rates;
	•	interest rates;
	•	global or regional consumptive patterns;
	•	speculative activities;
	•	levels of supply and demand;
	•	increased production due to new mine developments and improved mining and production methods;
	•	availability and costs of metal substitutes; and
	•	metal stock levels maintained by producers and others and inventory carrying costs.

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

Item 4. Information on the Company.

A. History and Development of the Company.

The full corporate name of the company is Yukon-Nevada Gold Corp. We were incorporated under the laws of the Province of British Columbia, Canada under the name “YGC Resources Ltd.” on May 30, 1988. On January 25, 2002, we were struck from the Register of Companies for British Columbia and dissolved. We were restored to the Register on August 1, 2003. By Combination Agreement dated March 16, 2007 with Queenstake, we entered into an Arrangement with Queenstake, providing for, among other things, our acquisition of all of the issued and outstanding shares of Queenstake. The Arrangement closed on June 20, 2007, at which time we changed our name to our current name.

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

The table below shows our principal capital expenditures for the past three years: (in thousands of US dollars):

Fiscal Year	Property, plant and equipment	Mineral properties
Fiscal 2007	$6,266	$26,588
Fiscal 2008	$25,703	$29,104
Fiscal 2009	$2,629	$12,835

For the past three fiscal years, we have financed our operations through the financings listed in the table shown below (in Canadian dollars).

Date of Offering	Nature of Issuance	Number of Shares	Capital Raised
June 2007	Private Placement (1)	65,326,521	$76,233,355
October 5, 2007	Private Placement (2)	5,000,000	$10,000,000
May 12, 2008	Private Placement (3)	10,050,000	$20,100,000
July 17, 2008	Promissory Note (4)	-	$4,500,000
December 18, 2008	Private Placement (5)	79,800,000	$3,990,000
February 24, 2009	Private Placement (6)	10,000,000	$500,000
February 25, 2009	Private Placement (7)	17,333,333	$1,040,000
April 24, 2009	Private Placement (8)	12,000,000	$720,000
August 6 and 28, 2009	Private Placement (9)	41,050,000	$4,105,000
December 1, 2009	Private Placement (10)	10,000,000	$1,000,000

(1)

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

(2)	5,000,000 Flow-Through Shares were issued at a price of C$2.00 per FT Share. No commission was paid.
(3)	10,500,000 Flow-Through Shares were issued at a price of C$2.00 per FT Share. No commission was paid.
(4)	250,000 Warrants were issued exercisable at a price of C$3.00 per share on or before June 20, 2012.
(5)

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

(6)

10,000,000 Units were sold at a price of C$0.05 per unit, each unit comprising one common share (a “Share”), one series “A” share purchase warrant (the “”A” Warrant”), each “A” Warrant entitling the holder to purchase one additional share at a price of C$0.07 for a period of 12 months from the closing and one series “B” share purchase warrant (the ”B” Warrant”), each “B” Warrant entitling the holder to purchase one additional share at a price of C$0.09 for a period of 18 months from the closing. A commission of 1,0000,00 Shares and 1,000,000 Series “A” Warrants were issued.
(7)

17,333,333 Units were sold at a price of C$0.06 per unit, each unit comprising one common share (a “Share”) and one share purchase warrant (the “Warrant”), each Warrant entitling the holder to purchase one additional share at a price of C$0.08 for a period of 24 months from the closing. A commission of 400,000 Units were issued.

(8)

12,000,000 Units were sold at a price of C$0.06 per unit, each unit comprising one common share (a “Share”) and one share purchase warrant (the “Warrant”), each Warrant entitling the holder to purchase one additional share at a price of C$0.08 for a period of 24 months from the closing. A commission of 400,000 Units were issued.

(9)

41,050,000 Units were sold at a price of C$0.10 per unit, each unit comprising one common share (a “Share”) and one share purchase warrant (the “Warrant”), each Warrant entitling the holder to purchase one additional share at a price of C$0.125 for a period of 30 months from the closing. No commission was paid.

(10)

10,000,000 Units were sold at a price of C$0.10 per unit, each unit comprising one common share (a “Share”) and one share purchase warrant (the “Warrant”), each Warrant entitling the holder to purchase one additional share at a price of C$0.125 for a period of 18 months from the closing. No commission was paid.

The information contained in this Annual Report is current as at December 31, 2009, other than where a different date is specified.

B. Business overview.

The principal businesses of the Company are the mining of the Jerritt Canyon gold mine in Nevada and toll milling with the existing facility, as well as the acquisition, exploration and development of economically viable natural resource properties with a particular focus on the Ketza River Property in the Yukon Territory.

Jerritt Canyon Property, Nevada, USA

We acquired the Jerritt Canyon gold mine upon completion of its plan of arrangement with Queenstake on June 20, 2007. On May 30, 2003, Queenstake entered into a definitive asset purchase and sale agreement with subsidiaries of AngloGold Limited and Meridian Gold Inc. (collectively, the “Sellers”) pursuant to which Queenstake agreed to acquire the Sellers’ respective 70% and 30% interests in the assets comprising the operating Jerritt Canyon gold mine. The acquisition closed on June 30, 2003.

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

Ketza River Property, Yukon, Canada

We have owned the Ketza River Gold Property in the Yukon, since 1994. This former producing mine was shut down in November, 1990, due to the depletion of known oxide ore reserves identified at that time. The Ketza River Gold Property includes 565 mineral claims and leases, a gold mill and all associated chattels, tools, equipment and licences. Our Chief Operating Officer, Mr. Dickson, who is also a chemist and a professional mining consultant, identified areas which were under-explored and which could be mined and processed by different methods than those employed in the past. In particular, he identified the possibility of discovering significant quantities of sulphide ore. We have completed diamond drilling that resulted in the discovery of the Chimney and Fork zones and geologic mapping, prospecting, sampling and diamond drilling on the Shamrock zone. We are also carrying out an aggressive diamond drill program in an effort to increase mineral resources, to prepare a feasibility study and, if the results of the feasibility study are positive, to return the Property to commercial production as a mine.

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

(a)           Jerritt Canyon Property, Nevada, USA

On June 30, 2003, one of our subsidiaries, Queenstake, acquired the Jerritt Canyon mine in Nevada. Jerritt Canyon mine is an operating gold property with one producing underground mine (Smith), one underground mine to be reactivated by early 2011 (SSX-Steer Mine Complex), ore stock piles, one potential new mine (Starvation Canyon) currently in the permitting stage, and a 1.5 million ton per year capacity processing plant.

Figure 1: General Location Map of the Jerritt Canyon Mine

OREGON
IDAHO
NEVADA
UTAH
CALIFORNIA
ARIZONA
HUMBOLDT
ELKO
PERSHING
CHURCHILL
WASHOE
LANDER
EUREKA
WHITE PINE
NYE
MINERAL
ESMERALDA
LINCOLN
CLARK
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
WHITE ROCK
CHARLESTON
JACK CREEK
JERRITT CANYON MINE
THOUSAND SPRINGS
TUSCARORA
MIDAS
INDEPENDENCE MTNS.
DEETH
WELLS
HALLECK
ELKO
VALMY
DUNPHY
CARLIN
SPRING CREEK
BATTLE MOUNTAIN
PALISADE
BEOWAWE
CRESCENT VALLEY
CORTEZ MTNS.
RUBY VALLEY
GOLD ACRES
HUMBOLDT NATIONAL FOREST
WHITE PINE
EUREKA
N
0
10
20
MILES

SRK Consulting
Engineers and Scientists

SRK JOB NO.: 140833
FILE NAME: Fig 2-1.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

GENERAL LOCATION MAP OF THE JERRITT CANYON MINE

DATE:	APPROVED:	FIGURE:
April, 2006	AK	2-1

Figure 2: General Land Map of the Jerritt Canyon District

WRIGHT
WINDOW
MURRAY
SMITH EAST
SMITH MINE
SSX MINE
MILL CREEK
STARVATION
LEGEND
Jerritt Reserve Areas
Jerritt Property Boundary
Queenstake Resources USA, Inc.
Jerritt Canyon Mine Property 2008
Resource Areas
Queenstake Resources USA, Inc.
Jerritt Canyon Mine

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko. Access to the property is by State Road 225 to the mine access road. The roads are paved and in excellent condition all the way through the main gate where the administrative offices, process plant, warehouse, and tailings impoundment are located. The mines are accessed by haul roads on Queenstake controlled land.

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

History

The Jerritt Canyon mine is wholly owned by Queenstake after the purchase by that company from the joint venture of Anglo Gold and Meridian Gold in June 2003. The joint venture was formed in 1976 between Freeport Minerals Company, later Freeport McMoran Inc., and FMC, later Meridian Gold. In 1990, Freeport sold its interest in Jerritt Canyon to Minorco and their wholly owned subsidiary, Independence Mining Company, which became the new joint venture partner and operator of the mine. In 1998, Minorco’s North American gold assets, including a 70% interest in Jerritt Canyon were sold to Anglo Gold.

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

Since the first gold pour on July 4, 1981, the Jerritt Canyon Mine has produced approximately 8 million ounces of gold. Annual production has historically averaged between 125,000 and 350,000 ounces of gold. Queenstake reports the 2009 mill production at 9,770 ounces of gold, from a total of 197,503 tons of ore, significantly less than the past due to the shutdown which transpired for most of the year.

Surface exploration drilling and underground core drilling which is also used as an exploration tool, decreased from 2001 to 2002, when the former owner, Anglo Gold shifted focus from exploration to reserve development. In 2000, about 445,000 feet of exploration and development were completed, of which 165,000 feet consisted of surface Reverse Circulation (RC) drilling and the remainder was underground (UG) core and RC drilling. In 2001, a total of about 500,450 feet were drilled, 65,450 of which were surface RC holes. In 2002, 435,000 feet were drilled, all of which were from underground. After the acquisition of Jerritt Canyon at mid-2003, Queenstake started more aggressive exploration and mine development programs and those programs have continued throughout 2006. These programs were continued into 2007 and 2008 after the merger of Queenstake Resources and YGC Resources in 2007 but ceased for 2009 due to the shutdown of the mill while plans for environmental compliance were reviewed by the NDEP.

The measured and indicated mineral resources, including reserves, at Jerritt Canyon during Queenstake’s ownership, as documented in NI 43-101 filings are given in Table 1.

Table 1: Historic Measured and Indicated Mineral Resources during Queenstake’s Ownership

Year	Tons	Grade	Ounces
2003	9,496,930	0.242	2,295,303
2004	9,987,840	0.241	2,409,624
2005	8,812,000	0.236	2,079,100
2006	8,203,000	0.232	1,907,200
2007	8,196,900	0.239	1,961,100
2008	ND	ND	ND
2009	ND	ND	ND

Notes: ND = not determined; all resources included in this table are calculated as of December 31 of the noted year.

The proven and probable reserves at Jerritt Canyon during Queenstake’s ownership, as documented in NI 43-101 filings are given in Table 2.

Table 2: Historic Proven and Probable Mineral Reserves during Queenstake’s Ownership

Year	Tons	Grade	Ounces
2003	3,065,000	0.268	820,000
2004	3,510,584	0.249	875,000
2005	3,723,000	0.236	878,000
2006	1,985,000	0.245	486,000
2007	3,155,000	0.227	717,000
2008	ND	ND	ND
2009	ND	ND	ND

Notes: ND = not determined; all resources included in this table are calculated as of December 31 of the noted year.

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
Quaternary Basin Gravels
Faults
Dikes
Wright Window
Murray Mine
Saval
Smith Mine
SSX/Steer Mine
Starvation Canyon

SRK Consulting
Engineers and Scientists

SRK JOB NO.:

FILE NAME:

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

GENERAL GEOLOGY MAP OF THE JERRITT CANYON DISTRICT

DATE:	APPROVED:	FIGURE:
April, 2006	AK	5-1

Figure 4: Stratigraphic Column of the Jerritt Canyon District

WATERPIPE CANYON FM.
SNOW CANYON FM
Osc
M?wp
Roberts Mountains Thrust
WESTERN FACIES
Roberts MTNS. FM.
DSrm
Saval Discontinuity
Eocene Dike
HOST ROCKS
HANSON CREEK FM.
SOhc
50 m
EASTERN FACIES
Pennsylvanian Dike
Eureka Quartzite
Oe

SRK Consulting Engineers and Scientists	QUEENSTAKE RESOURCES, LTD. JERRITT CANYON MINE	STRATIGRAPHIC COLUMN OF THE JERRITT CANYON DISTRICT
SRK JOB NO.: 148033		Date: April, 2006 Approved: AK Figure: 5-2
FILE NAME: Fig 5-2.dwg

Figure 5: Typical Cross-Section through the Jerritt Canyon District

N70W
S70E
SP-689C
SP-246C
SP-235C
Osc
SSX
DSrm
SOhc (1-3)
SOhc (4-5)
Oe (Qtzite)
Op? (L.S.)
Op? (Arenite)
EFL
7500
6500
5500
4500
3500
2500

SRK Consulting Engineers and Scientists	QUEENSTAKE RESOURCES, LTD. JERRITT CANYON MINE	TYPICAL CROSS-SECTION THROUGH THE JERRIT CANYON DISTRICT
SRK JOB NO.: 140233 FILE NAME: Fig 5-3.dwg		DATE: April, 2008 · APPROVED: AK · FIGURE: 5-3

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

The Jerritt Canyon operation has had a history of exploration and discovery since the 1970’s. In the last few years until Queenstake’s acquisition of the property, most of the exploration efforts have been concentrated at and around the existing underground mines. Exploration efforts in the southern part of the property were directed to areas such as Water Pipe, Pie Creek, and Starvation Canyon. Queenstake has increased the exploration effort near the mine areas and also in the south. As a result, the known mineralization at Starvation Canyon has increased in size and quality. Additional drilling at Starvation Canyon from 2006 to 2008 was targeted toward further definition and expansion of the resource.

Queenstake has carried out an aggressive program of exploration since its acquisition, with the following footages drilled in the past six years of its ownership of the property:

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

No exploration activity was conducted in 2009 due to the temporary shutdown of the mill operations. Queenstake continues to evaluate its landholdings with the objective of focusing future exploration and drilling the most promising areas both near and away from the existing mines.

Mineralization

SSX-Steer Mine Complex

The SSX (South Saval Extension) deposit was discovered in late 1992 following the northeast structural trends between the Burns Basin and California Mountain deposits and the west-northwest mineralized dike trends from the Saval open-pit deposit. The main SSX portal was established in 1996 and mining started in 1997.

A portal was established in the Steer open pit in 2004 and drifting within this underground mine connected with the SSX underground mine in the latter half of 2005. The two mines have since been operated as a single underground mine referred to as the SSX-Steer mine complex. In 2007 a drift out to the Saval III portal was completed allowing access to the resource extending from the existing pit wall.

Mineralization at the SSX Steer Mine Complex occurs mostly in the micritic unit III of the Hansen Creek Formation. A smaller portion of the mineralization occurs in calcareous siltstone at the base of the Roberts Mountains Formation or in the upper two cherty and dolomitic members of the Hansen Creek Formation. Mineralized zones are localized in and near west-northwest trending steeply dipping dikes (e.g. South Boundary Dike); however, dike material is a minor component of the ore at the SSX Steer Mine Complex. Mineralization is also localized along cross-cutting northeast trending faults (the Purple Fault in Zones 4 and 6, and the Crestline Fault in Zone 1). Folding of the mineralized horizons is apparent along axes parallel to the west-northwest dike trend and, more prominently, parallel to the northeast fault set. Gold occurs in decarbonitized rock, commonly in association with variable amounts of orpiment and realgar. Silicification with stibnite can also be associated with gold in portions of the upper cherty member of the Hansen Creek Formation. The intersection of the northeast and west-northwest structural trends remain a primary target for resource expansion. The westward extension of the South Boundary Dike and the West Mahala resource to the east represent exploration opportunities.

Gold mineralization in the Steer portion of the SSX mine complex has been identified in an area stretching approximately 3,000 feet east from the old Steer pit to halfway along the connection drift to SSX Zone 5. Most gold mineralization at Steer is associated with gently dipping structures cutting through the Hansen Creek III unit. These structures strike northeast and dip southeast, offsetting individual strata. Typical ore zones follow the structures and tend to be broad and relatively thin. The mineralized zones are usually at the contact between the Hansen Creek units III and IV and occasionally follow the structures up through the Hansen III. Both within the Steer portion and the western side of SSX several low-angle features have been observed. These features are at least partly responsible for the gold mineralization at the contact of the Hansen Creek Units III and IV.

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

At Steer and SSX the structural intersections are the primary targets for resource expansion, as well as the westward extension of the South Boundary dike. The West Mahala mineral resource located just east of the SSX Steer Complex remains an excellent near-mine exploration opportunity.

Smith Mine

The Smith underground mine, is accessed from the main portal, located in the bottom and in the northwestern part of the Dash open pit that was established in 1999 as the pit was being mined out. A second portal established in 2006 is also located in the DASH pit that accesses mineralization in the East DASH (Zone 9) area in the east highwall of the pit. Since the opening of this mine, near-mine exploration has been successful and focused on drilling and defining the following adjacent deposit areas: Mahala (including Mahala Dike Trend in Zone 4, and Mahala Extension in Zone 8), West Coulee and Coulee Dike Trend in Zone 2, West Dash and Dash Ridge in Zone 7, and B-pit in Zone 5.

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

In 2007, surface and underground drilling along the western extension of the Coulee and Mahala Dike Trends, revealed additional mineralization which was brought into the resource category. The 2008 drilling results are expected to extend the mineralization further to the northwest and add to the existing resource. This potential resource addition for this area will be addressed and updated in the next NI-43-101 resource update.

Murray Mine

The Murray Mine occurs within the Roberts Mountains Formation and the top three units of the Hansen Creek Formation. A minor amount of mineralization also occurs within the silicified unit IV of the Hansen Creek Formation. It was originally discovered in 1989 by condemnation drilling for a waste dump for one of the early open pits. Mineralization in the main Murray deposit occurs along the New Deep Fault which is a wrench fault striking west -northwest and dipping 50º to 60º to the northeast. Mineralization in Zone 7 located about 750 feet north of the New Deep Fault occurred within calcareous siltstone beds of the Roberts Mountains Formation. Zone 7 and the main Murray have been largely mined out, with remnant pockets of mineralization remaining.

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

The original drill holes for the Starvation Canyon deposit were first completed by Freeport Exploration Company in the early 1980’s that targeted soil and surface rock-chip anomalies. Only low-grade gold was encountered in this early drilling. Additional drilling by Freeport in 1986 encountered higher grade mineralization. Since this deposit was not open-pitable at the time, not much additional work was conducted at Starvation until Queenstake re-examined the geological and deep underground potential in 2004. High-grade drill intersections were encountered in this deposit by Queenstake in January 2004. Mineralization at the Starvation Canyon project occurs at the Hansen II-III contact and is localized along a west-northwest fault zone at northeast structural intersections. The majority of the mineralization is within the interbedded micrite and argillaceous limestone of the Hansen Creek III, starting at or just beneath the contact. There are instances where mineralization has formed within the massive limestone of the basal Hansen Creek II, but these are rare. Drilling in 2007 and 2008 has further defined the resource at Starvation, along its outer edges as well as the internal grade distributions and higher angled structures.

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

Saval

Gold mineralization in the Saval Basin area to the west of the SSX mine is primarily hosted in Hansen Creek Formation unit III where it has been structurally prepared by faulting and has locally been compartmentalized by northwest-trending dike systems. In this area, a series of west-northwest trending structures have been cut by northeast-trending faults. Notable structural features include the west-northwest trending Saval horst and the northeast-trending Husky fault, which cuts across the older Saval horst and down-drops it to the southeast. Ore zones were mostly formed in Hansen III host in the vicinity of structural intersections, often forming relatively steep, narrow, plunging orebodies. Dikes, such as the Saval 3 pit dike can be traced for thousands of feet. High-grade gold mineralization has been concentrated along the Saval 3 pit dike in several locations, most prominently in the Saval 3 pit and in the north part of zone 5 at SSX. Except at the Saval 4 deposit, most economic zones in the Saval basin area have been mined out leaving relatively small mineralized zones in difficult-to-access pit walls and bottoms. During 2006 access to a small resource in the highwall of the Saval 2 pit was completed with a small amount of production. A small reserve is being carried in the highwall of the Saval 2 pit in 2009.

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

Other Reserve/Resource Areas

Wright Window Pit

The Wright Window is a small open pit reserve and resource area located on the west side of the Independence Mountains to the west of the Murray mine. The deposit is hosted by the lower Roberts Mountains and Upper Hansen Creek Formations along the Saval Discontinuity. Mineralization occurs on two zones; the west zone mineralization outcrops at the surface and is about 50 feet thick. The higher-grade east area is about 200 by 300 feet wide and 45 feet thick.

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

Drilling

Numerous drill campaigns have been executed at Jerritt Canyon since its discovery in the 1970’s. Exploration drilling programs typically consist of RC drilling at about 200 foot centers, the spacing is then reduced to about 140 feet and finally, to 100 foot centers or less. Surface core drilling typically makes up about 5% to 10% of the total drilling. At the underground mines, definition drilling consists of core drilling on 50 foot centers from underground stations, using NQ sized core which is 1.875 inches in diameter. Underground RC drilling (Cubex) is used for resource confirmation and is drilled on 20 to 40- foot centers. RC holes are generally less than 150 feet in length, but can be as long as 300 feet. Underground production sample drilling consists of Cubex and rotary percussion drilling (Solo and Secoma). Holes are generally short, less than 60 feet, and are drilled on center as close as 10 to 20 feet. The vast majority of drill holes, except the production holes, are measured for downhole deviation.

Tens of thousands of holes have been drilled on the property over the years. The Murray mine has over 22,000 holes with more than 2 million feet drilled; the Smith mine has over 5,500 holes with more than 1.40 million feet; the SSX mine has nearly 18,500 holes with 2.6 million feet of drilling.

Drilling at Jerritt Canyon for the last eight years is shown in Table 3. Drilling in 2000 through 2002 was conducted by the former owner, and drilling from 2003 to present was conducted by Queenstake.

Table 3: Jerritt Canyon Drilling (2001 through 2008)*

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

* In 2009 no drilling activity was carried out due to the temporary shutdown of the milling operations.

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

Underground Drilling

Drill hole spacing is targeted at 30 to 50 foot centers throughout the deposit. The attitude of the drill hole can be at any inclination to the mineralized unit although it is preferred to be as close to normal to the ore-controlling structures as possible. Collars of all drill holes are surveyed and the orientation of the holes is determined. All of the holes are surveyed by using a down-hole survey instrument (tropari or Flexit) or by a contract survey crew to measure the hole deviation. All of the collar and downhole surveys must pass quality assurance scrutiny by the site geologist prior to loading the data into the database. Only the actual data taken from the drill hole survey is used. Any projections of the survey beyond the length of the hole when surveyed are discarded. On rare occasions the collars are lost prior to collar or down hole surveys being completed; in this case the planned coordinates and hole orientation are used. However, when geological interpretation is done this factor is heavily considered in determining the validity of using the data from these holes.

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

Sample Preparation

All of the underground samples received at the Jerritt Canyon assay laboratory arrive with bar coded labels. The labels match drill logs maintained by samplers and drillers in the Jerritt Canyon Underground Department. Sample bar codes are scanned into the LIMS and assay lots are auto-created. The surface drill hole samples are labeled on the sample bag which are then logged into the LIMS system by the lab technicians. All logged samples dry for four to six hours at 325°F prior to prepping.

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

Jerritt Canyon Laboratory

  One standard sample per 20 samples;
  One blank sample, consisting of silica sand, per drill hole;
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

The standards have been prepared from Jerritt Canyon mineralized rock and have several different gold values. Samples that were used throughout the year include High with a value of 0.268 ounces per ton (opt), JCQ01 with a value of 0.117 opt, JCQ02 at 0.256 opt, JCQ03 at 0.051 opt, JCQ04 at 0.120 opt and JCQ05 at 0.150 opt. Results from the standards or duplicates are reviewed by geologists. If there is significant deviation (generally allowance are between 10% and 20%) from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the sample is re-fired again until assays are matched. The results from these analytical determinations are available in the QA/QC section below.

SRK for the year ended 2007 NI 43-101 reviewed the Jerritt Canyon assay QA/QC data during 2007 and found the results within industry standards.

Data Verification

The Jerritt Canyon mine has tens of thousands of drill holes throughout the land package in the active mines, mined out areas, and exploration targets. Over the years the property has been the subject of many audits in which data verification procedures were carried out.

The geology department has largely completed the task of storing drill hole logging information and assay data into the AcQuire database package. Assay data is directly downloaded from the lab (both commercial and Jerritt Canyon’s) and goes through automatic and visual validations before being recorded, thus eliminating data entry errors.

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
  Precipitate refining;
  Oxygen plant; and
  Tailing impoundment.

Table 4 contains historic production and cost data for the Jerritt Canyon processing plant. The Jerritt Canyon process plant operated at only 80.5% of its budgeted ore production rate in 2007 due to pinion and bullgear problems with the grinding mill and air permit limitations. The pinion was replaced in first quarter 2006. Queenstake replaced the bullgear in June 2007. The production numbers in the 2008 reflect the shutdown periods extending from February 22, 2008 to April 30, 2008 and again on August 15, 2008 to the end of 2008. The production numbers in the 2009 also reflect the shutdown periods extending from the beginning of the year to March 25, 2009 and again from June 1, 2009 to October 15, 2009. Note that periods where the mill has been shutdown are followed by a 3 week preheat phase wherein minimal production is experienced.

Table 4: Jerritt Canyon Historic and Budgeted Process Production and Cost Data (in US Dollars) (1)

Operating Data	Units	Actual 2005	Actual 2006	Actual 2007	Actual 2008	Actual 2009
Production Data
Tons Processed:
Annual	000’s tons	1,107	974	968	338	197
Daily Average	Tons	3,033	2,667	2,652	926	541
Ore Grade	oz Au/ton	0.215	0.211	0.181	0.16	0.11
Recovery	%	86.5	86.2	88.1	87.3	86.9
Gold Production (1)	000’s oz	203	170	176	49	19
Cost Data
Annual Total Cost	$000’s	26,539	29,602	35,271	17,508	15,710
Unit Processing Costs:
Ore	$/ton Milled	23.97	30.41	36.43	51.75	79.75
Gold	$/oz Au	130.79	157.25	200.81	359.9	826.8

(1) Includes purchased ores for actual 2007 and 2008. 2009 experienced a loss in production which is the difference between what was produced as above and what was ultimately shipped for sale.

In July 2007, a revised Ore Purchase agreement was reached between Queenstake and Newmont Canada Limited (“Newmont”) whereby 1,000,000 tons of ore per year from Newmont operations will be purchased by Queenstake and processed through the Jerritt Canyon processing plant. This agreement was terminated in September of 2008 and a revised purchase agreement is in discussions. These additional tons historically bring the processing plant closer to full capacity and reduce the process operating costs per ton of ore which is reflected in Table 4 due to the high proportion of fixed costs in operating the facility. The terms of the revised agreement were met and settled in 2009.

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

The drill hole database is divided into the separate resource areas and composited separately. The underground areas are composited into the predominant sample length, generally 5 foot downhole composites starting at the top of the drill hole. The areas that are more amenable to open pit mining are composited into 20 foot lengths starting at the top of the drill hole.

The tonnage factor used for all Jerritt Canyon ore is 12.6 cubic feet per ton. The factor is based on testing done in 2000 at the University of Nevada, Reno and Chemex lab on a total of 67 samples. The weighted tonnage factor returned on the samples was 12.616. Since then 50 samples from Smith Zone 4 (Mahala) and 5 from Steer were analyzed by Zonge Engineering and Research of Tucson, Arizona. The average for Smith Zone 4 was 12.45 cubic feet per ton, which is slightly less than the average used for all the mines and the average for Steer was 13.0 cubic feet per ton, which is slightly more than the average used for all of the mines. Additional tests were done in 2005 on 22 ore grade samples and 24 waste samples from Starvation Canyon. The results were 11.8 cubic feet per ton for the ore grade samples and 12.2 for the waste samples, both of which are less than the 12.6 average used at the mines.

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

  Inverse-Distance Weighting (IDW): This method is used in several resource and reserve areas where drilling is too widely spaced to derive variography necessary for interpolation with the PACK method. In areas where lenticular mineralized bodies have been identified, a wireframe is constructed based on geologic and grade continuity. Similar to the PACK method described above, model cells interior and exterior to the wireframes are interpolated separately using only interior or exterior drill hole samples respectively. The percentage of model cells that reside within the wireframes is used for resource tabulation; and

  Block-Polygon: A method utilized in some of the resource areas where drill hole spacing is insufficient to conduct mine planning and reserve estimation. It employs a nearest neighbor two-dimensional search without constraining interpretive envelopes.

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

Variography

There was no new variography run in 2007 for the most recent SRK NI 43-101 resource and reserve estimate. All of the geostatistics used in this resource calculation were compiled from geostatistical analysis in previous years. Because of the mature nature of the resource in the areas that geostatical methods are used it is viewed that the new data would not have a significant impact on the variography. Therefore there was no change.

Definition of Resource Categories

For resource classification, blocks must lie within interpreted wireframes or grade shells and have demonstrated continuity of ore-tenor material (>0.15 opt Au) over multiple drill hole intercepts to be considered as Measured or Indicated resources. Measured classification requires a minimum of three drill holes, the nearest composite within 20 feet, and mining history in the immediate area. Indicated classification requires that the nearest composite be within 2/3 of the variogram range. Blocks with a distance between drill holes greater than 2/3 of the variogram range are classified as Inferred. All blocks outside interpreted wireframe shapes or plan strings are considered to be Inferred resources.

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

Mineral Resource Checks

SRK imported the Jerritt Canyon block models into Vulcan software and conducted a series of checks to reconcile the stated resource tons and grade with the actual block model grades and wireframes and grade shells. SRK also visually compared the block model grades against drill hole assay data.

SRK considers that the Jerritt Canyon block models have been constructed in compliance with accepted engineering practice and can be considered reasonable global predictors of resources within the modeled areas.

Mineral Resource Statement

The Jerritt Canyon mine resources, including reserves, as of December 2007 are listed in Table 6 and are from the most recent SRK NI 43-101 Technical Report. The resources are contained within areas where mining is currently taking place or where mining is reasonably expected to take place in the future. The metal ounces are on a contained basis without adjustment for process recoveries.

Table 6: Jerritt Canyon Mineral Resources, Including Reserves - December 31, 2007 (based on NI 43-101 Tehcnical Report dated April 16, 2008)

	Measured			Indicated			Measured + Indicated			Inferred
Deposit/Area	Tons	oz/st	Cont'd oz	Tons	oz/st	Cont'd oz	Tons	oz/st	Cont'd oz	Tons	oz/st	Cont'd oz

MURRAY	155.8	0.310	48.3	26.6	0.269	7.1	182.4	0.304	55.4	90.4	0.228	20.6
MURRAY ZONE 9	0.0	-	0.0	210.9	0.277	58.5	210.9	0.277	58.5	61.6	0.209	12.9
SSX	1,815.3	0.255	462.5	746.1	0.269	200.7	2,561.4	0.259	663.2	959.2	0.236	226.6
SMITH	587.7	0.303	178.0	649.1	0.256	166.1	1,236.9	0.278	344.1	534.0	0.221	118.2
SMITH EAST	19.0	0.441	8.4	1,043.5	0.284	296.7	1,062.5	0.287	305.0	125.2	0.280	35.1
SAVAL	12.3	0.227	2.8	367.5	0.253	93.0	379.8	0.252	95.8	107.4	0.206	22.1
STARVATION	0.0	-	0.0	697.3	0.287	199.9	697.3	0.287	199.9	25.5	0.252	6.4
WRIGHT WINDOW	0.0	-	0.0	97.8	0.156	15.2	97.8	0.156	15.2	19.0	0.229	4.3

Subtotal	2,590.2	0.270	699.9	3,838.8	0.270	1,037.2	6,429.0	0.270	1,737.1	1,922.4	0.232	446.2
Stockpiles	35.9	0.173	6.2	818.3	0.059	48.1	854.1	0.064	54.3	0.0	-	0.0

Pit Resources
Burns Basin Pit	-	-	-	29.7	0.134	4.0	29.7	0.134	4.0	-	-	-
California Mtn. Pit
(NEXT)	-	-	-	8.0	0.115	0.9	8.0	0.115	0.9	-	-	-
Coyote Zone 10 Pit	-	-	-	0.0		0.0	0.0		0.0	20.1	0.104	2.1
Pie Creek Pit	-	-	-	190.2	0.157	29.9	190.2	0.157	29.9	28.3	0.142	4.0
Road Canyon Pit	-	-	-	148.6	0.143	21.2	148.6	0.143	21.2	74.3	0.131	9.7
Mill Creek				78.4	0.124	9.7	78.4	0.124	9.7	-	-	-

U/G Resources
Burns Basin	-	-	-	30.7	0.194	6.0	30.7	0.194	6.0	50.6	0.228	11.5
California Mtn.	-	-	-	32.1	0.377	12.1	32.1	0.377	12.1	9.4	0.330	3.1
Coyote Zone 10	-	-	-	45.2	0.212	9.6	45.2	0.212	9.6	2.7	0.184	0.5
MCE	-	-	-	4.4	0.201	0.9	4.4	0.201	0.9	7.8	0.189	1.5
Waterpipe II	-	-	-	0.0		0.0	0.0		0.0	37.4	0.206	7.7
West Mahala	-	-	-	197.5	0.218	43.0	197.5	0.218	43.0	129.6	0.206	26.7
Winters Creek	-	-	-	148.9	0.218	32.5	148.9	0.218	32.5	37.2	0.199	7.4

Total	2,626.0	0.269	706.1	5,570.9	0.225	1,255.0	8,196.9	0.239	1,961.1	2,319.7	0.224	520.4

SRK is not aware of any possible adverse or unusual restrictions on mining resulting from legal or title issues, taxation, socioeconomic, or other issues that would affect the Jerritt Canyon operation. The mine has the permits necessary for operation.

Mineral Reserve Estimate

Essentially all of the current reserves at Jerritt Canyon are contained in deposits being developed and mined by underground methods. The exceptions include Wright Window which is planned as an open pit operation, Starvation Canyon which is a new underground reserve area, and the ore stockpiles located near the mine portals or remaining from earlier open pit extraction.

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
(Gold Price – Deducts) x Process Recovery

Breakeven cutoff grades were calculated for each mine or material source and compared to those determined by Jerritt Canyon personnel. The costs figures are averages obtained for the entire year of 2007 (due to the shutdown during 2008 and 2009, these figures will continue to be used), with a modification for expected processing costs in the coming years. Process charges in the future assume full throughput for the plant using two roasters, and the processing of outside material stemming from an agreement between Queenstake and Newmont for the purchase of up to 1,000,000 tons of mineralized material per year (although in 2009 this agreement has been completed full utilization is still assumed in this calculation). Because management will be working both roasters (thereby reducing plant operating costs/ton), the benefits of this approach have been imputed in cutoff grade calculations.

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

Table 10: Jerritt Canyon Reserves – (based on December 31, 2007 NI 43-101)

Mine	Proven			Probable			Total
	ktons	oz/st	Cont'd koz	ktons	oz/st	Cont'd koz	ktons	oz/st	Cont'd koz

Smith	92.5	0.304	28.1	861.6	0.280	241.4	954.1	0.282	269.5
SSX	513.7	0.221	113.4	386.3	0.232	89.7	900.0	0.226	203.0
Saval	11.4	0.200	2.3	108.8	0.250	27.2	120.2	0.246	29.5
Starvation	0.0	-	0.0	571.6	0.282	161.3	571.6	0.282	161.3
Wright Window	0.0	-	0.0	32.6	0.226	7.4	32.6	0.226	7.4
Sub Total	617.6	0.233	143.7	1,961.0	0.269	527.0	2,578.6	0.260	670.7
Stockpiles	35.9	0.173	6.2	540.8	0.075	40.4	576.7	0.081	46.6
Total	653.4	0.229	149.9	2,508.1	0.227	567.4	3,155.2	0.227	717.3

Mining Operations

Jerritt Canyon is an operating property with over 25 years of production experience, during which approximately 8 million ounces of gold have been produced. The Jerritt Canyon mine complex consists of one operating underground mine (Smith), one underground mine to be reactivated by early 2011 (SSX-Steer Mine Complex), and one potential new mine (Starvation Canyon) in the permitting stage. All of these Jerritt mines are located several miles west or southwest of the processing plant and administration facilities which are 50 miles north of Elko, Nevada.

All mines feed the same processing plant, with output from the underground operations and stockpiles totaling nearly 0.619 million tons during 2007 and an additional 0.272 million in 2008 (reduced due to the shutdown during most of the year). The producing properties, and their annual production rates, are given in Table 11 based on 2007 results:

Table 11: Jerritt Canyon 2007 Production

Property	Annual Production (tons)
SSX Steer Mine Complex	312,208
Smith Mine	117,394
Stockpiles and Cleanup	190,331
Total	619,933

The full processing plant has the capability of treating approximately 4,200 tons/day. This rate was quite attainable when the feed derived mainly from open pit operations, but has been a significant surplus when accepting material from underground mines simply because the total mine output cannot attain this daily rate. In early 2006 Queenstake entered into an agreement with Newmont to purchase material delivered to Jerritt Canyon by Newmont, which would supplement mined ores feeding the roasters and thereby reduce certain unit operating costs. During 2007, Queenstake processed 348,197 tons of Newmont material and negotiated an amended agreement to increase the total tons processed. In 2008 the agreement was terminated and revised agreement was executed and subsequently completed in 2009.

The plant processed an average of 2,700 tons per day, or just under 0.97 million tons for the year. Plant capacity is limited to some extent by the “fuel content” of the ore (principally contained pyrite) which tends to enhance temperatures in the roaster and so must be regulated carefully when this type of rock serves as feedstock. Blending of various mined products is practiced constantly to reduce deleterious impacts from rock types with high fuel content, high arsenic content, and so forth. Gold produced in 2007 was 175,646 ounces from 968,130 tons of processed ore and purchased material at a metallurgical recovery that averaged 88%. In 2008 this reduced to 48,648 ounces from 338,350 tons of processed ore and purchased material at a metallurgical recovery that averaged 87% as a result of the shutdown during the year. In 2009, the mill produced 19,215 ounces from a total of 197,503 tons of processed ore. Note that the Company was only able to recover approximately 12,000 of those ounces due to operational issues with Golden Eagle International Inc. who had operated the mill subsequent to the March restart up to the May 30 shutdown.

The mines reported production of 429,602 tons of ore, along with 229,370 waste tons in 2007 and 135,909 tons of ore and 136,070 tons of waste in 2008. The daily ore production rate calculates at almost 1,176 tons in 2007 and 745 tons in 2008 for the complex at an average grade of 0.294 and 0.20 opt, respectively. No mining activity occurred in 2009 while the Company sought additional financing to fund the restart of mining operations.

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

On February 22, 2008 Queenstake initiated a voluntary shutdown of operations in the mill and underground mines in order to undertake maintenance, repairs, and capital improvements at the site. Although the mine operations recommenced at the end of April, they were suspended again on August 8, 2008 due to the high cost of mining activity. In 2009 the Company was able to restart on March 25, 2009 with the approval of the NDEP however was forced to shutdown again on May 30, 2009 as the required mercury emissions control system had not been completed as required in the restart order. This was completed in July of 2009 and the Company received approval, from a Consent Decree order, to restart on October 15, 2009.

Gold recovery in 2009 remained reasonably constant during the period of normal operations and averaged 86.9% of contained metal delivered to the process plant (weighted by tonnage).

The average for 2009 is typical of process recovery attained in prior years, and is expected to continue and improve as a result of the extensive infrastructure work performed during the shutdown period.

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Demand is presently high with prices for gold showing a remarkable increase during the past year--London pm fix price averaged just over $972 /ounce for 2009.

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

The Mine has been working with the NDEP-BMRR to address runoff with high concentrations of sulfate and TDS from the RDA’s. The Mine installed a sulfate reduction trench in Marlboro Canyon to reduce the sulfate and TDS concentrations. The trench showed reductions in the concentrations but not to an acceptable level. Monitoring continued through 2007. This information is routinely reported to NDEP. Meetings/discussions with NDEP-BMRR have resulted in the need for Queenstake to look into other possibilities for sulfate reduction. The data from the Marlboro SRT and from the DASH RDA instrumentation project will be the basis for any new proposal. The discharge ultimately flows into Jerritt Creek which flows into Independence Valley through several ranch properties and infiltrates into the sub-surface. However, it should be noted that simple analyses downstream from the SRT show acceptable sulfate and TDS levels

Three other RDA’s are also exhibiting elevated concentrations of sulfate besides Marlboro Canyon. These are: Gracie; Snow Canyon; and, DASH. Under a schedule of compliance item within the Water Pollution Control Permit (“WCPC”), the Mine drilled three holes in the lower lift of the DASH RDA and one on the middle lift to assess the water flux and sulfate profile of the RDA. The lower lift of the DASH RDA is an unvegetated the angle of repose slope. NDEP-BMRR felt this angle of repose face was a significant contributor to the sulfate generation within the RDA. Preliminarily, this has not been borne out by the data. In compliance with the Consent Decree, the Company has constructed a pipeline to divert fluids in the DASH RDA to the tailings facility and added additional evaporators as an interim measure to contain sulfate levels.

Tailings Impoundment Seepage Control

During 2006 NDEP modified the water pollution control permit to include an evaporation pond for disposing of excess water from the existing tailings impoundment and to assist in the ultimate closure and reclamation of the facility. Due to the footprint of the evaporation pond, Queenstake had to plug and abandon some of the wells that make up the seepage remediation system (SRS), as well as a production well, and had to redrill/reinstall these wells at different locations, as approved by the NDEP-BMRR. All of these wells are now in place and are operational. The evaporation pond was completed in June of 2008 and has been fully operational since that time.

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

On March 10, 2008, Queenstake received two Orders from the Nevada Division of Environmental Protection-Bureau of Air Pollution Control (NDEP-BAPC). The first Order was a “Stop” order for the roasters and all support systems, which required us to shut down the roasters within 7 days, or by March 17, 2008. Queenstake had already, on its own accord, shut down operations at the site in order to address housekeeping and maintenance issues, some two weeks prior to the issuance of the “Stop” Order.

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

Queenstake received permission to restart in April of 2008 with the requirement to put in place a calomel-based scrubber system on the roasters to reduce mercury emissions by the end of 2008. With the shutdown in August of 2008, the NDEP issued another stop order due to the uncertainty around the Company’s ability to finance this system. This shutdown continued while the Company developed detailed plans for this system and presented them to the NDEP in January of 2009. After a lengthy review the plans were approved in March and the restart order issued on March 25, 2009. Under this restart order the Company operated for two months and began construction of the mercury emissions system, due for completion on May 30, 2009. During this period the facility experienced significant operational issues under the company performing the operations and was forced to shutdown again at the end of May as it became clear the required system would not be in place. The Company took over operations in June 2009 and completed the mercury emissions system in July of 2009.

As a result of the failure to meet the restart requirements, the NDEP pursued civil action against the Company, seeking to secure penalties and a required work program for completing all required environmental compliance issues. The terms of the Consent Decree were agreed to and issued as a court order in October of 2009, allowing the Company to restart operations on October 19, 2009.

We are in the process of completing the required work programs under the Consent Decree, failure to meet any of the required deadlines may result in penalties to the Company if extensions have not previously been provided. In May of 2010 a scheduled shutdown will take place during which the Company will make significant progress on many of the Consent Decree items.

Reclamation Bond Cost

Approved reclamation and closure plans are in place and the Mine is concurrently reclaiming disturbance when possible. Reclamation, consisting of earthworks and reseeding, and closure of mine components, consisting of characterization and chemical stabilization, are among the most expensive activities that take place, especially as the operating income begins to wane. Mine staff and the USFS/NDEP update the reclamation bond on an annual basis. As of March 2009, the reclamation bond was estimated to be about $42 million.

The updated 2009 bond was performed using the measurements taken during the shutdown and planning for an acceleration in the timing of costs. Bond increases are a result of more surface disturbance, and increased unit costs (labor, equipment, and fuel costs). Queenstake has already funded the estimated reclamation and closure costs by placing $25.6 million in a commutation account with American Insurance Group (AIG) in prior years, with an additional $2.2 million in 2008. Queenstake has a policy with the American Insurance Group (AIG), now known as Chartis Insurance Group (Chartis), for a closure cost and cap insurance policy that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

The evaporation pond is expected to favorably affect the reclamation bond by reducing the post-operational water management from six years to two years. NDEP will review the potential bond reduction after Queenstake operates the evaporation pond for a year to verify performance. The projected reduction is expected to be on the order of $1.1 million per year.

Operating permits for the mine are in place and are presented in Table 12. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual MSHA refresher classes. In addition to MSHA classes, the Mine holds leadership classes for the supervisory staff. During these classes, supervisors are informed of their environmental responsibilities.

Table 12: Operating Permits

Permit/Approval	Granting Agency	Comments
Plan of Operations	USFS
Work Plans	USFS	Annual work plan submitted to USFS and NDEP
Clean Water Act Section 404 Permit	U.S. Army Corps of Engineers	Will be updating the existing 404 fieldwork and permit in the near future. There are no triggers requiring the update.
EPA ID Number	U.S. Environmental Protection Agency	The Mine, a large-quantity generator, has the typical hazardous wastes found at a mine such as cupels and crucibles. Seven to eight barrels of waste paint/solvents, a characteristic waste due to the flammability, are generated annually.
Air Quality Permit	Nevada Division of Environmental Protection (NDEP)/ Bureau of Air Pollution Control	The Mine has a current Title V air permit received in March 2004. A Compliance Order was received in 2007.
Reclamation Permit	USFS and NDEP/ Bureau of Mining Regulation and Reclamation (BMRR)	The bond estimate is updated annually with the USFS & NDEP. As of December 2008, the reclamation bond was estimated to be about $40.0 million. The mine is currently in the process of updating the bond for the USFS & NDEP
Water Pollution Control Permit	NDEP-BMRR	One water pollution control permit covers the entire mine area. Two issues exist: the tailings seepage/chloride plume; and the high sulfate/total dissolved solids emanating from four rock disposal areas.
Underground Injection Control	NDEP/ Bureau of Water Pollution Control	Addresses dewatering water from the Murray and Smith underground mines.
Solid Waste Class III Landfill Waiver	NDEP/ Bureau of Solid Waste	The Mine has three authorized landfills at the lower mill area, Burns Basin, and Alchem. Employees are instructed during annual MSHA refreshers with regard to what is acceptable to dispose of in the landfill.

Permit/Approval	Granting Agency	Comments
General Stormwater Discharge Permit NVR300000	NDEP/Bureau of Water Pollution Control	An updated general permit was submitted to NDEP in Dec 2007 due to new permit requirements. No concerns were noted.
Permit to Appropriate Waters	NV Division of Water Resources	No concerns were identified. The Mine has sufficient appropriations to cover processing and dewatering needs.
Permit to Construct Impoundments/Dam Safety	NV Division of Water Resources	No concerns identified
Industrial Artificial Pond Permits	Nevada Department of Wildlife	No concerns identified
Liquefied Petroleum Gas License	NV Board of the Regulation of Liquefied Petroleum Gas	No concerns identified
Potable Water System	Nevada State Health Division	Potable water systems are located at the Murray, SSX, and millsite. No concerns identified
Septic System Permit	Nevada State Health Division	The Mine has general permits for five systems: SSX; Steer; Murray; USA; and Smith. The mill site has a package plant that discharges to the tailings impoundment. No concerns identified

The current closure cost estimate for Jerritt Canyon is approximately $42 million, assuming the work is accomplished by an in-house work force. The reclamation cost for the agency bond is somewhat higher at $55 million as calculated under the U.S. Forest Service bonding guidelines; this figure includes agency oversight and administration. Queenstake has a policy with Chartis for a closure cost and cap insurance policy that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

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

Capital and Operating Cost Estimates

Jerritt Canyon is forecasting an expenditure of $56.2 million over the coming two-year period for mine-related capital items. These include the categories of: equipment, underground development, and mine facilities. The largest expenditure outlays will be for the construction of a tailings seepage facility for $14.6 million in compliance with the Consent Decree order. Sustaining capital costs for the ore processing plant is budgeted at $19.7 million for upgrades to existing facilities. Sustaining capital costs for surface services and G&A is budgeted at $1.6 million. G&A sustaining capital at Jerritt Canyon is typically for the replacement of light vehicles and office equipment. A breakdown by property is given in Table 13.

Table 13: Jerritt Canyon Capital Expenditures for LoM ($000’s)

Cost Center	Murray	SSX Complex	Saval 4	Smith	Starvation Canyon	Wright Window	Total
Equipment	0.0	4,000	0.0	0.0	4,800	0.0	8,800
Mine Development	0.0	3,492	1,238	14,478	3,243	0.0	22,451
Exploration	0.0	6,321	0.0	1,770	2,224	0.0	10,315
Process							21,200
Surface Serv; Admn							1,670

Cost Center	Murray	SSX Complex	Saval 4	Smith	Starvation Canyon	Wright Window	Total
Environmental Compliance							19,169
Total	$ 0.0	$13,813	$1,238	$16,248	$10,267	$0.0	$83,605

The operating costs per ton of ore for processing have steadily increased over the last 9 years from $15.67 in 2001 to $3.09 in 2009, primarily as a function of the reduced production throughput and higher energy costs. Of this total, approximately 75% is for operations and 25% is for maintenance.

The budgeted processing costs for 2010 will be about $27.0/ton of ore, down from the actual 2009 cost. The 2009 cost represents a reduced throughput due to the shutdown and subsequent lengthy restart periods as well as the higher than normal maintenance costs as the Company performed both Consent Decree related work as well as regular maintenance.

The Company is not in a position to determine the operating cost for the organization as whole until it completes the development of its revised mining plan and resources its requirements based on this plan.

The expected life of the Jerritt Canyon operation is five years, based on the current processing rate and reported proven and probable reserves as of December 31, 2007. We control a large land position in the immediate area and it is expected that future exploration will continue to convert certain resources to a reserve category over time.

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

(b)           Ketza River Project, Yukon Territory

Our interest in the Ketza River Property is the subject of a National Instrument 43-101 compliant Technical Report prepared by (the “SRK Report”), which is dated April 14, 2008, prepared by SRK Consulting (US), Inc. (“SRK”), of #3000, 7175 West Jefferson Avenue, Lakewood, Colorado, USA 80235.

The following description of the Ketza River Property has been summarized primarily from the SRK Report.

Project Description and Location

The Property is located on the headwaters of Cache Creek, a tributary of the Ketza River, in the Watson Lake Mining District of the Yukon Territory, and is centered at 61o 32' N and 132o 13' W on NTS map sheet 105 F/9 (Figure 7).

The Property, including Ketza River and Silver Valley, consists of 620 Yukon quartz claims and fractions of claims as shown in Figure 7. Another 66 quartz claims have been converted to quartz leases covering 853.9ha. All claims are controlled 100% by Yukon-Nevada Gold Corp.

Included in this total are six leased quartz leases and 114 quartz claims covering a silver-lead-gold vein known as the Silver Valley Property. Silver Valley lies approximately 6km east of the Ketza River project (Figure 7). The Silver Valley Property is not included in the current resource.

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

Environmental permits are in place for exploration and related activities, as well as the maintenance of the Ketza River camp. We have an environmental staff based at the Ketza River camp to routinely monitor environmental parameters, and also maintains an environmental office in the provincial capital of Whitehorse. Relevant permits are presented in Table 14. All permits except the Water License are issued by the Department of Energy, Mines and Resources or the Department of Environment. The Water License is issued by the Yukon Water Board.

Table 14: Permits for the Ketza River Project

Permit/Approval	Issuing Agency	Comments
Quartz Mining Land Use Permit LQ00156	Mining Land Use, Department of Energy, Mines and Resources	Covers all exploration through June 14, 2014.
Government of Yukon Lease	Lands Branch, Department of Energy, Mines and Resources	For the occupation of land for the purpose of commercial mine, mill, campsite, tailings pond and other facilities.
Class A Land Permit	Lands Branch, Department of Energy, Mines and Resources	Permit to proceed with the land use operations for road maintenance.
Quarry Permit	Lands Branch, Department of Energy, Mines and Resources	For the removal of 500m3 of gravel and 500m3 of limestone rip rap from specified sites.
Water License QZ04-063	Yukon Water Board	For the storage of water in, and the discharge of water from, an existing tailings impoundment.
Environmental Health Approvals	Department of Environment	Public Health and Safety Act approvals needed for drinking water, food safety and private sewage disposal.
Storage Tank Registration	Department of Environment	For registered AST’s: one 45,000L, one 500L, one 10,000L, and four 90,000L_tanks.
Air Emissions Permit No. 4201-60-025	Department of Environment	Permit to operate a solid waste incinerator capable of burning >5kg/day.
Solid Waste Permit (Commercial Dump Permit No. 81-013)	Department of Environment	Permit to operate a dump for commercial purposes and for incineration of solid waste generated by commercial activities.
Special Waste Permit No. YG41-190	Department of Environment	Allows for storage and handling of waste, oil, waste batteries, waste lead nitrate, unspecified substances classified as “Corrosive Solids, NOS, Class 8, Packing Group 1.

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

Figure 6 – Location Map

Inuvik
N
YUKON
ALASKA
N.W.T.
YUKON
Dawson
Keno City
Mayo
KETZA RIVER PROPERTY
Faro
Ross River
WHITEHORSE
YUKON
B.C.
Watson Lake
Atlin
Haines
Pacific Ocean
200
100
0
200
kilometres

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 2-1 Ketza River Project Location Map
SRK Job No.: 174703		
File Name: Figure 2-1.doc	Source: Stroshein	Figure: 2-1

Figure 7: Ketza River Project Land Position (Silver Valley block included on the right)

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

Gold mineralization on the property was first discovered in 1954 by Conwest Exploration Company Limited (“Conwest”). Between 1955 and 1960, Conwest explored several mineralized occurrences with trenching and 75 AX diamond drill and packsack drill holes. A non-NI 43-101-compliant historic geological “reserve” of 68kt grading 12g/t-Au was reported for the Peel 3 and Peel 3C deposits (now known as the Peel and Ridge zones). The claims were surveyed and taken to lease during this time.

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

From July 1988 to November 1990, production from the property was 100,033 oz-Au from 342,395t at an average millhead grade of 11.6g/t -Au. Average mill throughput over the life of the mine was 364t/d with an average gold recovery of 88.65% . A summary of total production by zone is presented in Table 4.4.1 (Hodgson, 1991). It should be noted that mine production figures were not reconciled with total mill production of 100,033 oz-Au. Based on the numbers presented in Table 15, the Mine production should have been 131,046 oz as opposed to actual production of 100,033 oz.

Table 15: Summary of Total Gold Production July 1988 – November 1990

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

Hemlo carried out soil sampling, magnetic surveys, bulldozer trenching and completed three diamond drill holes totaling 499m in the Shamrock zone area. YGC also conducted diamond drilling in 1994 and 1995 that consisted of 72 HQ-diameter diamond drill holes totaling 5,622m. The program resulted in the discovery of the Chimney and Fork zones.

In 1996, YGC completed 14 HQ-diameter holes totaling 1,954m in the mine area and 21 HQ-diameter holes totaling 3,613m in the Shamrock zone. The 1996 program also consisted of geologic mapping, prospecting and sampling a number of other anomalous zones. During 1997, 11 holes, totaling 1,217m, were drilled along the Fork – Nu-zone trend.

From 1955 through 1997, a total of 914 diamond, RC and percussion drill holes totaling 53,134m of drilling have been completed on the property. A summary of this is presented in Table 19.

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

Table 16: Summary of Drilling from 1955 to 1997

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

Historic Mineral Resource and Reserve Estimates

Pre-production Resource Estimates

Canamax calculated “reserve” estimates prior to production using cross sectional methods in which blocks were drawn halfway to the nearest adjacent drill hole and halfway to the adjacent cross-section except where geology dictated a reduction in block size due to structural discontinuity. These estimates used a variety of cut-offs and included or excluded different satellite deposits, so it is difficult to make meaningful comparisons between the estimates from year to year. These estimates were done before the NI 43-101 standards were required, and the similarity to today’s definitions regarding measured, indicated and inferred resources are uncertain. Specific Gravity (SG) values applied to sulfide and oxide are not mentioned in the 1984 resource, but in 1985 2.8 was used for oxide, and 3.3 was used for sulfide. In 1986 oxide used 3.1 for SG, and sulfide is not mentioned. These pre-production estimates are summarized in Table 17, and Figure 10.

Table 17: Historic Resource Estimates

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
	QB, Break & Knoll)

Figure 10: Preproduction Resource Estimates

Post-production Resource Estimates

In 2004 and 2005 resource estimates were prepared for YGC by Gary Giroux (Tables 26 and 27). The 2004 resource was divided into two parts: manto-style mineralized zones south of the Peel Fault and disseminated and quartz stockwork mineralization zone north of the Peel fault. This estimate included all of the drill holes drilled by Canamax in the 1980s and 1990s, as well as the holes drilled by YGC in the 1990’s in the Peel and Shamrock areas. The 2005 resource added 37 new drill holes completed in the summer of 2005 along with an additional 121 historic holes in the Bluff, Hoodoo and Lab Zones to the west of the area estimated in 2004. Shamrock was not updated in 2005.

The bulk density for oxide material was 2.3t/m 3. Sulfide material was set at a conservative 3.1t/m 3 based on measurements made by Canamax during the feasibility study.

Table 18: YGC Measured and Indicated Resources, 2004-2005

	Measured & Indicated
	Sulfide + Oxide Resources
Year	Area	Tonnes	g/t	oz
2004	Peel	4,250,000	2.81	385,500
	Shamrock	2,590,000	2.19	182,000
2005	Peel + Peng-Lab + Tarn	5,950,000	3.00	574,600

Table 19: YGC Inferred Resources, 2004-2005

	Inferred
	Sulfide + Oxide Resources
Year	Area	Tonnes	g/t	oz
2004	Peel	6,270,000	1.76	354,800
	Shamrock	4,030,000	1.92	249,200
2005	Peel + Peng-Lab + Tarn	10,550,000	2.37	805,200

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

Unit 1b is a narrow bed (25 to 60m) of fossiliferous, well-laminated silty limestone that appears to be transitional from the underlying argillite to the overlying phyllitic limestone. The unit does not crop out on the property but has been intersected in drill holes.

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

A synclinal closure has been mapped in the Peel Ridge area where mineralized bodies occur on both limbs of the fold. A major synclinal fold with parasitic anticlinal folds has been mapped northwest of the mine site area in the upper plate rocks overlying the Peel thrust fault. Limestone beds of Unit 1d host gold-bearing oxides and sulfides at the Hoodoo and Comet zones in the core and on the western limb of a tight anticline.

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

Figure 11: Stratigraphic Column

Figure 12: Generalized Geology Map

Exploration

In May of 2005, YGC commenced drilling at the Ketza River Project, and has been drilling continuously since then, with the exception of holiday shutdowns. In 2006, the main Project area was flown for new one-meter-contour topographic map coverage. In the spring of 2007 the Ketza claim block was expanded on the south and west. A limited amount of reconnaissance work was conducted in 2006, followed by a major effort in 2007, yielding several new target areas. Ground magnetic and gravity surveys were carried out over known mineralization. A soil sampling program was completed in the area of Peel Ridge north to the top of Shamrock Mountain. A petrographic study was completed for manto-style mineralization. Work in 2009 consisted of logging, sampling, and assaying of the remaining diamond drill holes completed in 2008, reconnaissance mapping and surface rock-chip sampling on outlying targets, geophysics, drill targeting and diamond drilling, historical drill hole data verification, and geological modeling to support a new resource estimation.

Samples from three 1996 drill holes were analyzed for multi-element geochemistry in an attempt to determine the presence of a zonation pattern that might point to the location of a postulated buried intrusive as postulated by Fonseca (1998). The holes were located at the QB Zone, the 3M Zone and one in between. The ratios of gold-arsenic and gold-bismuth indicated that the QB Zone hole was closest to the intrusive (Stroshein, 2006).

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

Gully Pit

The Gully Zone is part of the Shamrock target, and was mined by Canamax in the late 1980’s, yielding approximately 8,000 t of oxide grading 10.0g/t -Au (Hodgson, 1991). Mining stopped when sulfide mineralization was encountered, leaving a prominent massive sulfide rib protruding from the pit floor, and a highly oxidized shear zone along its side.

In mid-August of 2006, a series of chip and channel samples were collected across the massive sulfide rib and the adjacent shear zone. The assays of the samples contained significant amounts of gold.

Soil Samplin

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

Mineralization

Mineralization on the property is generally of two types: manto and chimney, carbonate-hosted replacement deposits that occur south of the Peel fault, and quartz-sulfide fissure veins and quartz-breccia zones in siliciclastic rocks that occur north of the Peel fault. Over 30 targets and prospects have been identified on the property. For purposes of resource estimation the area has been divided into four model areas with most of the targets falling into one of the following areas (Figure 13):

  Tarn Area:                            Tarn
  Penguin-Lab Area:              Penguin, Flint, Lab and Hoodoo;
  Peel Area:                             Ridge, Peel, Nu-Break
  Shamrock Area:                   Gully, QB, 3M.

All areas except Shamrock occur south of the Peel fault and contain manto and chimney, carbonate-hosted replacement deposits while Shamrock occurs north of the Peel fault and contains quartz-sulfide fissure vein and quartz breccia zones in siliciclastic rocks. The Knoll and Freds Vein deposits were not modeled for the year-ended December 31, 2007 resource.

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

Figure 13: Drill hole Locations and Modeled Areas with Deposit Names

Drilling

From May of 2005 through August of 2008, we drilled a total of 897 holes for a total of 118,396m (Table 20). The principal objective of the drilling programs was the continued definition of known mineralized areas and the testing of newly discovered areas. All diamond drill holes completed in the resource area since 2005 are shown in Figure 13.

Table 20: Summary of Diamond Drilling 2005 Through 2009

Year	Operator	No. of Holes	Type drilling	No. of m Drilled
2005	YGC Resources Ltd.*	99	Diamond	12,734
2006	YGC Resources Ltd.*	270	Diamond	33,874
2007	YGC Resources Ltd.*	305	Diamond	41,587
2008	Yukon-Nevada Gold Corp.	223	Diamond	30,151
2009	Yukon-Nevada Gold Corp.	8	Diamond	1,834
Total		905		120,180

* On June 20, 2007, we changed our name from YGC Resources Ltd. to Yukon-Nevada Gold Corp.

All of the drilling from 2005 through 2009 was diamond drilling. Holes were started with NQ-sized core (47.6mm in diameter) or HQ-sized core (63.5mm in diameter) and reduced to NQ-sized core as required. Holes drilled for metallurgical purposes are HQ-sized (63.5mm) .

Collar location is obtained by using a combination of a Leica total station and a Trimble R8 differential GPS. Downhole surveys are done using Reflex Maxibor II downhole survey tool. Prior to 2007 acid tests were used to measure dip changes down hole.

Drill core is currently stored on site. Drill logs are entered directly into a laptop in the core shack using DrillKing software. Recovery and Rock Quality Designation (RQD) are recorded for each hole. Drilling Targets and results:

Drilling has been successful in extending and/or defining limits of mineralization on the Peel, Tarn, Gully, QB and Lab zones. Parts of these mineralized zones remain open. Drilling on the Penguin and Calcite zones was successful in defining mineralization at the location of magnetic highs.

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

Sampling Method and Approach

The sampling procedures associated with the drilling programs utilized by YGC after acquiring the Ketza River property are described in this section. Little is known of the sampling methods employed by earlier operators. Sampling procedures, collection and security for us were completed in 2005 to April 2008 under the direction of Qualified Person Ed Gates and Erika Shephard from May 2008 to December 2008.

During the diamond drilling programs, geological personnel attended the drill at regular intervals as well as during drilling of mineralized intersections of predicted zone drill holes. Geologic personnel are on hand to determine the completion depth of each hole and to shut down the drill hole. The core is delivered to the core shack at the end of each working shift or when the drill hole is completed.

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

Samples are transported by company personnel at least once per week to Canadian Freightways or Byer’s Transportation in Whitehorse, Yukon. A sample shipment form is filled out and kept on file, indicating the date, truck being driven, person transporting the samples, hole numbers and number of bags. Upon arrival in Whitehorse, samples are directly loaded upon palletsand shipped to ALS Chemex for analysis (EcoTech Labs in 2005).

As a rule, core recovery is very good in limestone and sulfide mantos, very good in the Gully vein and the argillite wallrock, moderate in the QB zone stockwork and fault intersections and moderate to poor in the oxide mantos.

Sample Preparation, Analysis and Security of Samples

In the 1980’s Canamax used Northern Analytical Laboratory in Whitehorse, YT and Rossbacher Labs in Burnaby, BC. For sample preparation and analysis. In 2005, YGC used Eco-Tech labs in Kamloops, BC. In 2006-2008 most sample preparation was done by ALS Chemex in their Terrace, British Columbia sample preparation facilities. Thirty diamond drill holes were drilled in early 2008 for metallurgical test work and were shipped to the Jerritt Canyon Mine lab of Queenstake Resources USA for sample preparation and initial gold analysis. All of the pulps made at the Jerritt Canyon mine lab were shipped to ALS Chemex in Vancouver for analysis and included commercial standards and non-commercial blanks. None of the Jerritt Canyon gold assays were entered into the Ketza River drill hole database. The Jerritt Lab assay was only used to help identify which drill hole core intervals to ship to PRA for metallurgy test work. No sample preparation was done at the Ketza River project site.

ALS-Chemex (2006-2008):

Samples are dried at 110-120° C and then crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex QC specification for crushed material is that >70% of the sample must pass a 2mm (10 mesh) screen. A whole or split portion derived from the crushing process is pulverized using a ring mill. The ALS Chemex QC specification for final pulverizing is that >85% of the sample be less than 75 microns (200 mesh). A 30g split is fire assayed and the resultant bead is parted and digested with aqua regia, and the final result is measured using Atomic Absorption. Assays above 1.0ppm were re-assayed using a gravimetric finish.

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

Prior to mid-year 2006, a non-commercial moderate grade “pseudo-standard” was used, which had been collected from a mineralized outcrop in the Ridge pit and blended by hand. When this first “standard” was depleted, a second supply of higher grade material was collected and blended from a local high grade stockpile. These “standards” were inserted simply to ensure that the lab would catch high grade assays, and not necessarily to assess the precision of the lab. The shortfalls of these noncommercial standards was realized, and commercial standards from CDN Resource Laboratories Ltd were used starting in 2006.

After mid-year 2006, for manto-styled mineralization Gold Ore Reference Standards CDN-GS-10A (9.78+/ - 0.53g/t) or CDN-GS-10B (8.6 +/- 0.49g/t) were used. For stockwork-style mineralization the following Gold Ore Reference Standards were used: CDN-GS-2B (2.03 +/- 0.12g/t), CDN-GS-2C (2.06 +/- 0.15g/t) or CDN-GS-1C (0.99 +/- 0.08g/t) .

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

Occasionally, higher-grade gravimetric assays were re-assayed as a check; all of these refires were within acceptable ranges of the original.

Interpretation

Graphs were plotted for each set of standards, and blanks. These are shown in Figures 14 to 17. With the exception of a few anomalies which may represent mislabeled samples, most of the commercial standards behave as well can be expected. Only a few assays are outside of the 2 standard deviations range, and most are within one standard deviation. The non-commercial standards assayed in 2005 and 2006 with a much wider variation, but consistently showed elevated grades as would be expected, although not at precise grades as one would expect from the commercial standards. The blank samples show several anomalous results which may be due to mislabeled samples, sample preparation contamination, or anomalous gold present within the blank.

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

YNG is currently conducting a metallurgical test program at PRA (Inspectorate) in Richmond, British Columbia, Canada to determine and optimize the metallurgical characteristics and process flow sheets of the ore types that comprise the current resource. At this time, no preferred processing flow sheet has been defined for Ketza River awaiting results from the current program being done at PRA which requires additional funding to complete.

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

The results of these tests are summarized below in Table 21.

Table 21: Summary of PRA Metallurgical Test Results 2003-2004

Date	Test/Description	Sample	Units	Results
Nov-03	Flotation; P80 74µm;	Composite 1; head grade of	%	Au recovery = 82.2
	Rougher-Scavenger Concs (1)	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 66.2
Nov-03	Cyanide Leach #1; pH 10.5; 72 hrs;	Composite 1; head grade of	%	Au recovery = 77.3
	40% solids; P80 74µm; 1 g/L NaCN	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 19.1

Date	Test/Description	Sample	Units	Results
Mar-04	Cyanide Leach #2; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 65.9
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 70.3
	P80 85µm; 1g/L NaCN
Mar-04	Cyanide Leach #3; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 91.3
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 60.6
	P80 85µm; 1g/L NaCN
Mar-04	Cyanide Leach #4; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 82.0
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 74.6
	P80 54µm; 1g/L NaCN
Mar-04	Cyanide Leach #5; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 78.0
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 66.6
	P80 54µm ; 1g/L NaCN
Sep-04	Specific Gravity	Composite 1 (average 2 tests)	g/cm3	4.265
Oct-04	Bulk Density - Waxed	KR-96-575 57.95m 5.93g/t Au	g/cm3	2.58
Oct-04	Bulk Density - Waxed	KR-96-575 57.95m 5.93g/t Au	g/cm3	2.57
Oct-04	Bulk Density - Waxed	KR-96-575 52.4m 0.86g/t Ag	g/cm3	3.66
Oct-04	Bulk Density - Pulverized	KR-96-575 57.95m 5.93g/t Au	g/cm3	2.71
Oct-04	Bulk Density - Pulverized	KR-96-575 52.4m 0.86g/t Ag	g/cm3	3.66

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

In 2007, we undertook a complete update of the Ketza River resource estimate. Compared to previous estimates, the 2007 update included 637 additional drill holes in the resource database and reflected a significantly enhanced understanding of geologic controls on mineralization in both the manto and Shamrock zones. The 2007 resource estimate was also undertaken with a view to transition the Project from an exploration project to a feasibility/development project.

Accordingly, the focus of the 2007 resource estimate was to identify measured and indicated resource shapes with grades and continuity that could serve as the starting points for definition of mineable shapes and reserves as part of the ongoing pre-feasibility study that we have commenced on the property. Unlike previous resource estimates, a hard geologic boundary was used to tightly constrain resource shapes in three dimensions. During 2008 further definition drilling has been performed to determine the extent of the mineralization, the results of which will be realized with the completion of the next NI 43-101.

The resource estimation was done by Russ White (SRK) with assistance in wireframe modeling and input from Larry Snider (Senior Resource Geologist for Queenstake Resources USA). Larry Snider also performed the pit optimizations used for distinguishing Open Pit from Underground resources.

The drill hole database is currently maintained at the Ketza River Project site in AcQuire software, and was transferred from a Drill King database in late 2007. As of year-end 2008 the drill hole database contains information for 1,585 drill holes, including 897 core holes from the 2005 to 2008 programs, 593 core holes from pre-2005 programs (1984-1996), and 95 RC holes from 1987. A total of 1,360 drill holes were in the project database in order to estimate the Year-end 2007 resources for the most recently published NI-43-101 Technical Report by SRK Consultants.

Data was extracted from AcQuire and imported to Vulcan in 4 separate tables.

  Collar Location Surveys – Hole ID, Northing, Easting, Elevation and Hole Depth;
  Downhole Orientation Surveys - Downhole depth, Azimuth and plunge of hole at various downhole depths;
  Geologic Logs – Table 25 lists the fields recorded in drill holes from 2005 to 2007. Only the LCODE field was entered in the database for previously drilled holes. Table 26 lists the common lithologies logged at Ketza River; and
  Assays -From, to, and gold assay

Table 22 Geology Database Fields

Field	Description	Entry
LCODE	Lithology Code	Alpha Code
STR1	Structure 1	Alpha Code
STR2	Structure 2	Alpha Code
TXTR1	Texture 1	Alpha Code
TXTR2	Texture 2	Alpha Code
PO	Pyrrhotite	Percentage
PY	Pyrite	Percentage
APY	Arsenopyrite	Percentage
CPY	Chalcopyrite	Percentage
OXMIN	Primary Oxide Mineral	Alpha Code
OXINT	Intensity of oxidation	Alpha Code
Description	Geologic Description	Freeform Alpha

Table 23 Most Common Lithology Codes

LCODE	Description	LCODE	Description
MSLT	Massive-oolitic limestone	BSLT	Black siltstone
WBN	Wispy banded limestone	SQA	Siltstone/Quartzite/Argillite
ARG	Argillite	VEIN	Vein
LST	Limestone	CAS	Casing
FSLT	Fossiliferous limestone	QTE	Quartzite

LCODE	Description	LCODE	Description
ARS	Argillite/Siltstone	FZ	Fault zone
OXIDE	Oxide Mineralization	QAS	Quartzite/Argillite/Siltstone
SULF	Massive sulfide(>50%)	BA	Black argillite
QSA	Quartzite/Siltstone/Argillite	OVB	Overburden
MUD	Mudstone	HFLS	Hornfels
SAQ	SLT/ARG/QTE	AQS	Argillite/Quartzite/Siltstone
BXLT	Blue crystalline limestone	PHIL	Phyllite
SLT	Siltstone	QTZ	Quartz
ASQ	Argillite/Siltstone/Quartzite	GO	Gouge

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

For the year-end 2007, NI 43-101 compliant resource estimate of the 1,360 drill holes in the Ketza database at that time, 82 drill holes were rejected from the database due primarily to irreconcilable location issues. A few were rejected due to the hole orientation which drilled directly down the vein making any given intercept biased or unable to be extrapolated accurately to any given volume. Three RC holes were also rejected due to likely downhole contamination. Figure 18 is a drill hole location map showing the drilling that was used for resource estimation. Another 34 “non-resource” holes contained no significant mineralization and were drilled outside of any deposit of interest. Although they were not specifically excluded they had no influence on this resource estimate. Another 35 were drilled in the Knoll Zone which is essentially mined out and therefore was not estimated. Table 24 is a summary of drill holes used and rejected by model area.

Table 24: Summary of Drill holes used and Rejected by Model Area

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

Figure 18: Drill Hole Locations and Modeled Areas with Deposit Names

Figure 19: Cross-Section, Peel Deposit

Figure 20: Cross-Section, Gulley Deposit

Figure 21: Cross-Section, Lab Deposit

For the year-end 2007, resource estimate the geologic database was used to determine the intensity of mineralization, and the oxidation state of the mineralization. A temporary field called TotSu was derived by adding the percentages of all of the logged sulfides (PO+PY+APY+CPY).

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

In late 2007, specific gravity measurements were collected for 101 samples from across the entire resource area. Another 69 samples from throughout the resource areas were collected in 2008 for specific gravity analysis. The 2007 and 2008 specific gravity sample analyses were analyzed by ALS Chemex using method number OA-GRA08a. Due to the relatively few samples measured and the apparent irrelevance of area on the measurements, samples were analyzed primarily by lithology/ore type. Only a few samples of pure oxide and sulfide material were collected for this program because exhaustive studies had been made of these previously by Canamax in the late 1980’s and YGC in 2005-2006. The samples taken in 2007 confirmed these previous studies and that the average SG of the unmineralized material is 2.75. Based upon the results form all of the studies, the following scheme was used for assigning specific gravity values to each drill hole composite:

  Default: SG = 2.75;
  High-grade default, Au greater than 5.0g/t: SG = 3.1;
  Oxide: SG = 2.2;
  Moderate oxide: SG = 2.5;
  Moderate Sulfide: SG = 3.7; and
  Sulfide: SG = 4.2.

Table 25 lists the average and minimum and maximum SG values (analyzed in 2007) for the various rock types at each of the areas.

Table 25: Statistics for SG Data

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

Drill hole assay data was composited at downhole lengths of 1.5m, broken at mineralized envelope boundaries. Unsampled intervals were carried at a zero grade. A very few intervals of lost core, usually resulting from highly oxidized mineralized zones, were omitted from the composites. The majority LCODE field was recorded in composites, while SGAU, REDOX, and SG were length-weight averaged as numeric values. After the composites were created, the gold value was back calculated with the formula: AU = SGAU / SG.

Variograms were generated from 1.5m composites for each main group of ore zones (Figures 22 and 23). Each group had at least one orientation which yielded a recognizable variogram structure, but rarely more than one. This is not uncommon for such discontinuous zones with limited spatial extent and moderate drill spacing. The relative similarity of the recognizable variogram ranges, influenced the choice of Major and Semi-Major axis of the search radius in the grade estimation. Variogram model attributes used for the year-ended 2007 resource estimate are listed in Table 26.

Table 26: Variogram Model Parameters

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

Table 27: Composite Summary Statistics by Model Area

Model Area	Count #Assays	g/t-Au Average		Quartile g/t-Au				HG Limit
			Min	Q1	Q2	Q3	Max	g/t-Au
Peel Inside	2,366	5.07	0.00	0.14	1.59	5.48	92.57	65
Penguin Inside	1,038	2.74	0.00	0.02	0.77	2.81	62.89	35
Shamrock Inside	830	1.83	0.00	0.10	0.57	1.91	28.00	20
Tarn Inside	228	4.14	0.00	0.50	1.48	4.18	48.90	25
Gully Inside	246	3.29	0.00	1.21	2.03	3.64	37.60	35
Peel Outside	8,739	0.157	0.001	0.003	0.010	0.045	68.80	35
Penguin Outside	7,401	0.102	0.001	0.001	0.006	0.028	25.40	NA
Sham. Outside	7,779	0.147	0.001	0.005	0.025	0.094	25.10	15
Tarn Outside	997	0.066	0.001	0.001	0.004	0.023	3.35	NA
Gully Outside	4,107	0.068	0.001	0.001	0.006	0.021	14.10	NA

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

Resources for the year-ended 2007 were classified by distance to nearest sample within most ore shapes. Any block which was within 35m of the nearest sample was designated as indicated, except in a few ore shapes which were forced to the designation of inferred. In a few shallow, well-drilled mineral envelopes, measured resources were allowed where the distance to the nearest composite was less than 15m, and at least 12 composites were used to estimate the block. This was allowed in 2 shapes in Peel, 2 in Lab and in the Gully zone in Shamrock. Blocks which were more than 35m from the nearest sample were designated as inferred in all ore shapes. Since these alignments used for “outside” blocks are approximate and subject to revision, all outside block grades are considered inferred.

This year-end 2007 mineral inventory of all estimated (unmined) material above a 1.0g cut-off is supplied for comparison to previous resources which were listed in this fashion (Table 31). This is only considered an inventory, as much of the material will likely never be recoverable with an open pit, and should therefore be listed at a higher cut-off.

Figure 22: Peel Model Variograms

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 15-5.doc

Ketza River,
Yukon Territory, Canada

Figure 15-5

Peel Model Variograms

Date: 03/10/09 | Approved: LM | Figure: 15-5

Figure 23: Penguin-Lab Shamrock Variograms

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 15-6.doc

Ketza River,
Yukon Territory, Canada

Figure 15-6

Penguin-Lab Shamrock
Variograms

Approved: LM

Figure: 15-6

Table 28: Year-End Mineral Inventory at a 1.0g/t Cutoff Grade

	Measured + Indicated			Inferred
Area	kt	koz	g/t-Au	kt	koz	g/t-Au
Peel	2,444	409	5.21	600	45	2.31
Penguin-Lab	965	138	4.44	640	41	2.01
Shamrock	1,630	149	2.85	1,292	101	2.44
Tarn	86	10	3.50	61	4	2.07
Total	5,125	706	4.29	2,593	191	2.29

Resource Definition

In order to distinguish between potential Open Pit Resources and Underground Resources for the year-end 2007 estimation, pit optimizations were performed using Minesights Lerchs-Grossmann implementation. The parameters used for these optimizations were fairly liberal, as this exercise was done simply to determine which blocks could reasonably be expected to be mined at open pit cut-offs. A 1.0g/t resource cut-off was applied to any block that could optimistically be mined by an open pit, and a 3.0g/t cut-off was applied to blocks outside of the optimistic pit, to account for higher underground mining costs for those blocks. This was not done as definition of reserves, simply as a way of eliminating the portion of the Mineral Inventory which could not reasonably be expected to be recovered economically.

Pit Optimization Net Value Calculation

For the year-end 2007 resource estimate, a net value (in US$) was calculated for every block in the model. The net value considers mining cost, ore (process) cost, and recoverable gold value as outlined below. The block model tracks the fractions of blocks within mineralized envelope wireframes separately from the portion outside of the wireframes. The portion inside the wireframe typically is higher-grade and represents the potential ore portion of the block. Ore costs and recoverable values can be applied to the inside and outside block fractions separately. Calculation of the values outlined below results in the net value for each block.

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

Lerchs-Grossmann Pit Optimization

Once the net values have been calculated, the Lerchs-Grossmann process operates solely on these, using the specified pit slope. In the pit optimization analysis, blocks must contain enough revenue in the VAL fields to not only pay for their own mining, but also help pay for waste blocks above them. Very low-grade blocks (with only minor revenue after process to partially offset their own mining) can have their mining paid for by higher-grade blocks below them, thus they can be treated as a form of incremental ore. Note that the cut-off grade for each block will differ slightly as there are a variety of modeled SG’s which influence the net value in conjunction with the gold grade. The output of the process is a surface file, which can be used in tabulating resources from the block model. The mineral resource for Ketza River is presented in Table 29. Figure 25 is a map showing the extent of the pits resulting from this exercise.

Year-End 2007 Resource Statement

Table 29: Ketza River Resource Statement

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

Figure 25: Optimized Pits, $1,000 Gold

Figure 26: Grade Tonnage Curves

Ketza River Project Mineral Inventory
Grade Tonnage Curve (Measured+Indicated, All Deposits)

Tonnes (Millions)
Grade (g/t)
Ounces (1000's)

Cutoff (Au g/t)	0.00	0.50	1.00	1.50	2.00	2.50	3.00	3.50	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00	8.50	9.00	9.50	10.00
M-Tonnes	6.53	5.88	5.13	4.37	3.62	3.02	2.56	2.16	1.85	1.59	1.38	1.19	1.03	0.90	0.80	0.71	0.63	0.56	0.50	0.45	0.41
Grade(g/t)	3.5	3.9	4.3	4.8	5.5	6.1	6.7	7.3	7.9	8.5	9.1	9.7	10.2	10.8	11.5	12.0	12.6	13.1	13.6	14.2	14.6
K-Oz	730	726	706	673	638	592	552	512	470	437	401	374	348	317	296	274	255	237	220	203	191

M-Tonnes - - - Grade(g/t) K-Oz

Ketza River Project Open Pit Resource
Grade Tonnage Curve (Measured+Indicated, All Deposits)

Tonnes (Millions)
Grade (g/t)
Ounces (1000's)

Cutoff (Au g/t)	0.00	0.50	1.00	1.50	2.00	2.50	3.00	3.50	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00	8.50	9.00	9.50	10.00
M-Tonnes	4.20	4.05	3.70	3.30	2.87	2.48	2.10	1.81	1.65	1.46	1.30	1.10	0.95	0.84	0.75	0.66	0.58	0.53	0.45	0.43	0.38
Grade(g/t)	4.4	4.6	4.9	5.4	5.9	6.5	7.0	7.5	8.1	8.7	9.2	9.8	10.4	11.0	11.5	12.1	12.6	13.1	13.6	14.2	14.6
K-Oz	596	593	585	563	545	517	490	462	430	401	376	346	320	296	270	257	238	226	208	192	181

M-Tonnes - - - Grade(g/t) K-Oz

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 15-82.doc

Ketza River,
Yukon Territory, Canada

Figure 15-8

Grade Tonnage Curves

Date: 02-10-00 | Approved: LM

Figure: 15-8

(c)           Other Properties

Silver Valley Property, Yukon – We were granted an option to acquire a 100% interest in six (6) claims located in the Yukon Territory. The primary focus of exploration for this property will be silver, with a secondary focus on gold, lead and zinc. We have also staked 124 claims around the six claims.

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

None.

Item 5. Operating and Financial Review and Prospects.

Management Discussion and Analysis

(in 000s of US Dollars except for per ounce numbers, per share numbers and number of shares, unless otherwise stated)

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) relates to the financial condition and results of operations of Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) together with its wholly owned subsidiaries as of December 31, 2009, and is intended to supplement and complement the Company’s audited consolidated financial statements for the year ended December 31, 2009. The MD&A has been approved by the Company’s Audit Committee and Board of Directors prior to release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. The consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’).

The Company’s shares are listed on the TSX (trading symbol – “YNG”) and the Frankfurt Stock Exchange (trading symbol –“NG6”) and at March 31, 2010 the Company had 624,751,195 shares outstanding.

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

The Company receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability. The Canadian dollar strengthened against the U.S. dollar in 2009, resulting in foreign exchange losses on translation due to the net Canadian dollar monetary liability position of the Canadian operations.

ANNUAL HIGHLIGHTS

  During 2009 the Jerritt Canyon process mill operated for 130 of 365 days as a result of stop orders in place from the

  Nevada Division of Environmental Protection (“NDEP”). These stop orders were issued due to environmental concerns such as mercury emissions, existing unlined tailings facilities, and run off from mine sites that were a result of past practices. In order to obtain authorization to restart the NDEP required detailed plans on how these concerns would be addressed. On October 20, 2009, with these detailed plans in place and approved by the NDEP, and many already completed, the Company was able to restart operations under a Consent Decree order issued by the Attorney General of the State of Nevada, representing the NDEP.

  In a significant move to address these environmental concerns, the Company completed the installation of a calomel emission system which is used to control mercury emissions as wells as related measurement instrumentation on July 20, 2009. The calomel system is state of the art technology and has passed the targets set by the NDEP by a significant margin in independent tests taken since the October startup. The Company has also carried out significant overhauls and upgrades of many key components of the roaster, leach circuit, thickener and other sections of the mill.

  The Company had a loss of $42.7 million in 2009, compared to a loss of $105.4 million in 2008. In the second quarter of 2009, the Company dismissed Golden Eagle International Inc (“Golden Eagle”) who was acting as the operator of the facility from the site. The Company has subsequently uncovered numerous discrepancies in the records that were provided, including a significant shortfall in the stockpiles of approximately 90,000 tons that were reported as processed as well as the ounces that were reported to be in circuit at the time of the June 2009 shutdown, contributing to the significant loss in 2009. Included in 2008 loss was a write-down of mineral properties and property, plant and equipment and an increase the asset retirement obligation of $71.9 million and a restructuring charge of $4.5 million, both the result of the shut down in mining operations in August 2008 due to higher costs.

  During the year, the Company issued 90.4 million units for total proceeds of $6.5 million. An additional 225,883 million shares were issued on the exercise of warrants for proceeds of $18.7 million.

Jerritt Canyon

Jerritt Canyon, consisting of a milling facility and two underground mines, the Smith and the SSX, was purchased by the Company on June 20, 2007 with the acquisition of Queenstake Resource Limited (“Queenstake”).

Jerritt Canyon Operating Highlights

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2009
Gold (troy ounces)
Produced	–	5,180	–	4,590	9,770
Sold	–	5,180	–	4,590	9,770
Gold sales	$–	$4,788	$–	$5,125	$9,913
Cost of gold sold	68	6,089	1,347	17,679	25,183
Mine and mill shutdown costs	2,452	2,460	5,176	462	10,550
Average gold price per ounce	–	924	–	1,117	1,015

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008
Gold – produced from mined ore (troy ounces)	8,056	9,187	14,888	-	32,131
Gold – produced from purchased ore (troy ounces)	5,414	2,899	4,288	-	12,601
Gold – produced - total (troy ounces)	13,470	12,086	19,176	-	44,732
Gold – sold from mined ore (troy ounces)	14,890	6,405	14,644	550	36,489
Gold – sold from purchased ore (troy ounces)	10,700	2,300	5,500	1,371	19,871
Gold – sold - total (troy ounces)	25,590	8,705	20,144	1,921	56,360
Gold sales	$21,789	$7,773	$17,162	$2,257	$48,981
Cost of gold sold	22,408	12,463	20,606	3,265	58,742
Mine and mill shutdown costs	4,360	3,497	–	5,258	13,115
Average gold price per ounce	851	892	852	888	869

	Q3 2007	Q4 2007	2007
Gold - produced from mined ore (troy ounces)	34,636	24,464	59,100
Gold – produced from purchased ore (troy ounces)	13,693	24,405	38,098
Gold – produced - total (troy ounces)	48,329	48,869	97,198
Gold – sold from mined ore (troy ounces)	26,474	31,040	57,514
Gold – sold from purchased ore (troy ounces)	12,502	20,100	32,602
Gold – sold - total (troy ounces)	38,976	51,140	90,116
Gold sales	$26,236	$38,224	$64,460
Cost of gold sold	18,757	28,535	48,218

During 2008 the Jerritt Canyon milling operations were shutdown for the majority of the year. Early in 2008 the shutdown was undertaken to enhance the safety and performance of the mill and mines. Subsequent to this voluntary shutdown, on March 19, 2008, the Company received a “stop order” from the NDEP due to issues involving the installation and maintenance of instrumentation necessary to monitor key operating parameters in the emissions control systems. Management worked diligently with the NDEP to comply with the stop order and subsequently received approval to recommence milling operations subject to meeting specific requirements within the order. In late April 2008, upon completion of the work program undertaken to make infrastructure and safety improvements to the mill and mine sites, the two producing gold mines at Jerritt Canyon (the Smith mine and the SSX mine) and the process mill resumed commercial operations.

On August 8, 2008 the Company made the decision to shutdown mining operations due to the increasing costs associated with the current mining plan and the required infrastructure expenditures remaining to be completed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work on a key component damaged at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels.

During the third and fourth quarters of 2008, the Company reviewed the property and based on the uncertainty with respect to their ability to move forward with the development plan, took a full charge of $69.4 million against the value of the Jerritt Canyon mineral property and an additional $2.2 million against related property, plant and equipment.

In the first quarter of 2009, the Company submitted new design plans for mercury emission control equipment and installed required continuous emissions monitoring instrumentation. On March 25, 2009, after receiving approval on the submitted plans Jerritt Canyon received the restart order from the NDEP allowing restart of milling operations. The year’s first gold was poured in the second quarter on April 16, 2009.

On May 30, 2009, Jerritt Canyon shutdown roaster operations due to a delay in the fabrication of certain fiberglass ductwork required in the construction of the new mercury emission control system. This resulted in the Company being unable to meet the deadline for this equipment to be installed as set by the NDEP as a condition of restarting in March and a stop order was once again issued to the Company.

The failure to meet this deadline, along with significant operating issues noted during the short period in which the mill was operated, resulted in the dismissal of the operator, Golden Eagle from the site. Subsequent to their dismissal, the Company has uncovered numerous discrepancies in the records that were provided, including a significant shortfall in the stockpiles that were reported as well as the ounces that were in circuit at the time of the shutdown. These shortfalls have resulted in a significant loss in 2009 which the Company is in the process of attempting to recover through claims against Golden Eagle.

With the dismissal of Golden Eagle, the Company took over the construction of the calomel system and rehired employees to support this effort. The installation of the calomel emission system to control mercury emissions and the calibration of the system instrumentation was completed by July 20, 2009. The Company also carried out a significant overhaul and upgrade of many key components of the roaster, leach circuit, thickener and other sections of the mill. The calomel system put in place is from a design proprietary to the Chief Operating Officer of the Company and has surpassed the requirements put in place by the NDEP in subsequent stack tests conducted by an independent engineering company.

The Company resumed operations on October 20, 2009 after coming to an agreement with the NDEP in the form of a Consent Decree issued by the Attorney General of the State of Nevada, representing the NDEP. The Consent Decree resolves all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns and gives the Company the right to operate the milling facility from the effective date. The Consent Decree records and agrees both parties to the terms of an environmental work program and includes penalties for not completing these work programs. It significantly reduces the likelihood of further stop orders being issued to the Company as it provides a future mechanism for resolving any disputes.

Ketza River

The Company reactivated the Ketza River project camp in May 2009. Since that time exploration work performed included logging, sampling, and assaying of the remaining diamond drill holes completed in 2008, reconnaissance mapping and surface rock-chip sampling on outlying targets, geophysics, drill targeting and diamond drilling, historical drill hole data verification, and geological modeling to support a new resource estimation.

Results were received from the Gold Flow, 3-M and QB zones in the Shamrock area and from the Hoodoo, Tarn and Break Zones in the Manto area. Most of the drill holes were targeted to expand the margins of known mineralized zones and to explore new targets. Five of the reported drill holes were drilled within the known resource areas, using similar drill hole assay quality assurance and quality control procedures as the other exploratory drill holes, to acquire mineralized rock for metallurgical test work. Once sufficient financing is in place, management will continue further exploration and definition of the ore body through drilling and geophysical surveys, focus on completing the Pre-feasibility Study and commence development at the site.

Silver Valley

Minimal exploration work was carried out on the Silver Valley property in 2009. For 2010 the Company needs to complete the road access to this property and perform gravity survey work. This work will commence when additional funding becomes available.

Yukon-Shaanxi Mining Company

During 2009, the Company, in conjunction with the joint venture partner, Northwest Mining and Geology Group Co., Ltd. for Nonferrous Minerals (“NWME”) performed geological and geophysical work at the Skukum property owned by Tagish Lake Gold (“Tagish”) (see Related Party Transaction section) as part of the ongoing due diligence for a possible merger. In September, it was decided to not extend the Amalgamation Agreement and rather pursue a more secured position on the property. Ongoing negotiations with MacQuarie Bank Limited resulted in the assignment of their credit agreement with Tagish for total payment of C$1.5 million. This was funded through an additional equity contribution from NWME of $1 million and cash from treasury. The Company did not participate in this equity contribution and as a result diluted its economic interest from 50% to 37.5% at December 31, 2009. The Company continues to have the option to purchase further shares in Yukon- Shaanxi to regain its 50% interest. The credit agreement is secured by Tagish’s interest in the property.

In June of 2009 the option to continue work at Mt. Nansen was not renewed as the Company focused on the Skukum property held by Tagish. Costs of $0.1 million that were capitalized to this property in 2008 were written off in the second quarter of 2009.

Yukon-Shaanxi is continuing to review other mining interests in the Yukon for further investment. The Company proportionately consolidates its 37.5% share of the accounts of this joint- venture as each joint venture partner maintains equal representation on the Board of Directors. As at December 31, 2009, Yukon-Shaanxi has spent $0.3 million on exploration activities in the Yukon territories.

SELECTED ANNUAL FINANCIAL INFORMATION

	2009	2008	2007
Gold sales	$9,913	$48,981	$64,460
Cost of sales	26,049	58,742	48,218
Gross Margin	(16,136)	(9,761)	16,242
Temporary shutdown costs	10,550	13,115	–
Depletion, depreciation and amortization	6,271	9,279	5,731

	2009	2008	2007
Accretion	2,890	2,117	1,082
Earnings from mining operations	(35,847)	(34,272)	9,429
Net loss	(42,660)	(105,360)	(1,899)
Loss per share - basic	(0.13)	(0.57)	(0.02)
Weighted average # of shares outstanding (millions)	339.0	185.1	121.4

Total assets	195,441	199,636	296,167

The Company acquired the Jerritt Canyon mine on June 20, 2007 with the acquisition of Queenstake Resource Limited (“Queenstake”). Jerritt Canyon consists of a milling facility as well as two underground mines, the Smith and the SSX. Jerritt Canyon operated continuously from the date of acquisition on June 20, 2007 until February 22, 2008 when it shut down to address infrastructure and safety concerns. In May 2008, Jerritt Canyon recommenced commercial production at reduced levels. On August 8, 2008 mining at Jerritt Canyon ceased again as a result of increasing costs and dilution resulting from the mine plan as well as the ongoing required development and infrastructure expenditures resulting from years of neglect. Subsequent to the closure of the mines, as a result of a dirty air fan that was damaged in the following week, the milling operation was also shut-down. Mining and milling operations did not resume for the remainder of 2008 while management pursued additional financing and continued work on addressing environmental concerns raised by the NDEP in their stop order issued in March of 2008. Milling operations resumed March 25, 2009 when approvals were received from NDEP on the progress and plans developed by the Company.

On May 30, 2009 Jerritt Canyon shutdown roaster operations due to a delay in the fabrication of certain fiberglass ductwork required in the construction of the new mercury emission control system, resulting in the failure to meet the deadline for this equipment to be installed as set by the NDEP in their March restart order. The Company was able to complete the installation of a calomel emission system and the system instrumentation on July 20, 2009.

After coming to an agreement with the NDEP in the form of a Consent Decree, the Company resumed operations on October 20, 2009. The Consent Decree resolves all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns and gives the Company the right to operate the milling facility from the effective date.

The Company incurred a pre-tax loss of $42.8 million during the year ended December 31, 2009, compared with a pre-tax loss of $117.4 million in the year-ended December 31, 2008. The decrease in loss from 2008 to 2009 reflect the absence of the write-downs of $76.4 million recorded in 2008. However, 2009 continued to be hampered by poor operational results of $16.1 million loss on mining operations and temporary shutdown costs of $10.6 million. The decrease in results from 2007, which were a loss of $0.9 million, to 2008 is primarily a result of the shutdown of mining operations in August 2008 and the subsequent impairment charges related to the Jerritt Canyon mineral property and related assets totaling $76.4 million, a $26.0 million reduction in results from mining operations, shutdown related costs of $13.1 million incurred during the closure of Jerritt Canyon as well as restructuring costs relating to the workforce reduction at Jerritt Canyon of $4.5 million.

The Company incurred a net loss of $42.7 million after income taxes during year ended December 31, 2009, reflecting minimal taxes as the Company has not recorded the tax benefit relating to the current year loss. The Company incurred a net loss of $105.4 million after income taxes during year ended December 31, 2008. The income tax recovery of $12.1 million recorded in 2008 reflects the increase in tax losses recorded as future income tax assets available to offset against future taxable income, net of the valuation allowance that provides for uncertainty of the use of some of the loss carry forwards. Future income taxes are a non-cash item, and due to the availability of these loss carry forwards there will likely be no requirement to pay income taxes in the foreseeable future.

RESULTS OF OPERATIONS

Gold sales:

For the year ended December 31, 2009, the Company realized gold sales of $9.9 million on sales of 9,770 ounces of gold compared with realized gold sales of $49.0 million on sales of 56,360 ounces of gold in 2008 and $64.5 million in sales of

90,116 ounces in 2007. The decrease in 2009 from 2008 reflects production start up issues resulting from several stop and start cycles throughout 2009, the lower grade processed in 2009 from existing stockpiles and operating issues.

Operating issues noted by the Company during the short period in which the mill operated in the second quarter of 2009 resulted in the dismissal of Golden Eagle from the site. Subsequent to their dismissal, the Company uncovered numerous discrepancies in the records, including a significant shortfall in the stockpiles that were reported as well as the ounces that were in circuit at the time of the shutdown. These shortfalls have resulted in a significant loss in 2009 which the Company is in the process of attempting to recover.

The lower number of ounces sold in 2008 compared with 2007 is largely due to the significantly reduced duration of operations during the year. This was partially offset by the higher average price realized of $869 per ounce in 2008 compared with $715 per ounce in 2007.

Gross margin – mining operations:

Gross margin from mining operations was a loss of $16.1 million for the year ended December 31, 2009, compared to a loss of $9.8 million for the year ended December 31, 2008 and operating earnings of $16.2 million in the year ended December 31, 2007. The Company produced 9,770 ounces of gold during the year ended December 31, 2009 compared to 56,360 ounces in 2008 and 97,198 ounces in 2007. In 2009, the stockpile shortfall, lower production and operational issues, discussed above (see Gold sale discussion), negatively impacted the cost of gold sold. The negative gross margin in 2008 was a result of the higher than normal operating costs for mining operations, due to the extent of development and infrastructure work required in the two operating mines at Jerritt Canyon that was being performed concurrently with mining activities. The mining operations shut down on August 8, 2008 as the Company began work on a new mine plan and financing to recommence operations.

Temporary shutdown costs:

As previously noted the Jerritt Canyon mine has operated intermittently in 2009 and 2008 while safety, operational and environmental issues were resolved. The mine operated for 130 days in the year ended December 31, 2009 compared to 159 days in 2008. During the temporary shutdowns the Company incurred significant expenditures, some of which benefit the operations beyond the upcoming year and have been capitalized to plant and equipment accordingly. Expenditures that did not have a future economic benefit to the Company were included in the Statement of Operations as “temporary shutdown costs”.

Temporary shutdown costs were $10.6 million in 2009 compared to $13.1 million in 2008 reflecting a reduced labour force and operations to contain costs in 2009. The Company has been reluctant to reduce staff levels in 2009 due to the start and stop nature of the operations and maintaining staffing levels is crucial to startup success and creating a trusting environment with the employees.

Depreciation, depletion and amortization:

The Company had $6.3 million in depreciation, depletion and amortization for the year ended December 31, 2009 compared with $9.3 million and $5.7 million for the years ended December 31, 2008 and 2007, respectively.

Depreciation expense was lower in 2009 over 2008 due to the reduced asset base arising from the sale of assets in 2008 and 2009, impairment charges taken in 2008 as well as a review in late 2008 which extended the lives of some of the high value mill assets. Depreciation expense was significantly higher in 2008 over 2007 as a result of the increase in the property, plant and equipment balances at Jerritt Canyon and ownership of those assets for the full year in 2008 compared to six months in 2007. Depreciation is a period cost and is not impacted by mine closures.

Depletion was nil in 2009 reflecting write-off of Jerritt Canyon property cost in the third quarter of 2008. Depletion in 2008 was $0.5 million, $1.6 million lower than the comparable 2007 year as depletion is driven by the number of ounces mined from the Jerritt Canyon mines and there was a 46% reduction in ounces mined compared to 2007 due to reasons previously discussed.

Accretion

Accretion expense was $2.9 million in 2009 compared to $2.1 million in 2008 and $1.1 million in 2007 due primarily to the fact that the Jerritt Canyon mine was owned for the full year in 2009 and 2008 compared to six months in 2007. The asset retirement obligation was increased in the fourth quarter of 2008 based on revised reclamation estimates based on the life of the facility and surrounding mine sites which resulted in further increases to the accretion expense commencing in 2009.

Impairment of Mineral Properties and Equipment

In 2009 there was an impairment charge of $0.7 million related to certain projects which the Company elected not to continue with.

During the third quarter of 2008 management determined that the current mining plan was resulting in unprofitable operations due to high operating costs, low production rates and dilution resulting from years of neglect. To lower the cost of mining and increase efficiency, management has determined that additional backfill and development work was required which cannot be performed while continuing to mine concurrently. On August 8, 2008 a decision was made to cease all mining activities until a profitable mine plan could be developed and appropriate financing could be obtained to finance the required infrastructure work. Once management has established a profitable mine plan and funding resources are available, the Company intends to recommence mining.

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

General and administrative expenses:

The Company incurred $3.1 million in general and administrative expense for the year ended December 31, 2009, compared with $4.1 million and $3.6 million in the comparable 2008 and 2007 periods. In 2009, a decrease of $1.0 million reflects cost cutting measures implemented as a result of poor cash flow experienced by the Company, offset by $0.3 million in taxes relating to expenditures for flow-through shares (CEE) as the majority of costs were incurred in the third and fourth quarter and the tax charge accumulates on the monthly outstanding balance. In 2009, the Company incurred all of the remaining flow-through spending and as at December 31, 2009, it has no further obligation to incur CEE on properties in Canada to flow through to investors. In 2008 the costs were higher as the operations of the Company were more complex compared with the first half of 2007 (Queenstake was acquired late in the second quarter of 2007). Increased costs associated with administering a business in two countries, the addition of numerous employees, an increase in financial and taxation compliance and an increase in legal and corporate governance costs have all been major factors in the increased general and administrative expense of the Company.

Restructuring charges:

As a result of the suspension of both mining and milling activities in Jerritt Canyon the Company undertook a significant work force reduction of 394 employees. The Company is required to provide former employees with severance equivalent to 60 days of wages and is also required to pay out any accumulated vacation amounts. The total of these costs were recorded as a $4.5 million restructuring charge in the third quarter of 2008. As of December 31, 2009, the Company had paid $2.5 million of this obligation.

Interest and other income:

The Company had minimal interest and other income in 2009 compared to income of $4.6 million in 2008 and $2.5 million in 2007 due to lower cash balances and offsetting interest charges from lien balances payable. During the third quarter of 2008, the Company sold underground equipment for proceeds of $4.0 million at a gain of $2.5 million. Interest earned on the commutation fund (restricted cash) was $1.0 million in 2008, $0.3 million higher than 2007 due to full year ownership of the fund compared to six months in 2007.

Income taxes:

The Company has recorded a nominal income tax expense related to the Canadian operations, as the US operations incurred a loss for tax purposes. In 2008 the Company recorded an income tax recovery of $12.1 million, primarily relating to the recognition of additional loss carry forwards available to offset taxable income.

The Company offset the total future income tax assets with a valuation allowance of $39.3 million until there is sufficient evidence that, it is more likely than not that the Company will be able to utilize these losses to offset income.

SUMMARY OF QUARTERLY RESULTS

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Total
Income Statement
Gold Sales	$-	$4,788	$-	$5,125	$9,913
Cost of gold sold	68	6,089	1,347	18,545	26,049
Gross margin - mining operations	(68)	(1,301)	(1,347)	(13,420)	(16,136)
Loss from mine operations	(4,733)	(6,030)	(8,776)	(16,308)	(35,847)
Loss before taxes	(5,136)	(7,687)	(11,672)	(18,309)	(42,804)
Net loss	(5,223)	(7,687)	(11,677)	(18,073)	(42,660)
Net loss per share	(0.02)	(0.02)	(0.03)	(0.02)	(0.13)
Weighted average # of shares outstanding
(000's)	283,191	311,964	355,249	407,379	338,967
Balance Sheet
Cash and cash equivalents	827	1,931	952	185	185
Total assets	$197,190	$197,394	$196,567	$195,441	$195,441

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Total
Income Statement
Gold Sales	$21,789	$7,773	$17,162	$2,257	$48,981
Cost of gold sold	22,408	12,463	20,606	3,265	58,742
Gross margin - mining operations	(619)	(4,690)	(3,444)	(1,008)	(9,761)
Loss from mine operations	(8,872)	(10,352)	(6,866)	(8,182)	(34,272)
Loss before taxes	(13,201)	(12,777)	(77,453)	(14,004)	(117,435)
Net loss	(8,884)	(5,700)	(77,201)	(13,575)	(105,360)
Net loss per share	(0.05)	(0.03)	(0.42)	(0.07)	(0.57)
Weighted average # of shares outstanding	175,205,957	181,886,630	185,450,430	197,774,832	185,124,008
Balance Sheet
Cash and cash equivalents	17,620	4,260	2,301	1,106	1,106
Total assets	$280,500	$306,968	$207,824	$199,636	$199,636

	Q1 2007	Q2 2007	Q3 2007	Q4 007	Total
Income statement
Gold Sales	$-	$-	$26,236	$38,224	$64,460
Cost of gold sold	-	926	18,757	28,535	48,218
Gross margin - mining operations	-	-	7,479	9,689	17,168
Income (loss) from mine operations	-	(926)	3,248	7,107	9,429
Earnings (loss) before taxes	(2,360)	(2,490)	547	3,373	(930)
Net earnings (loss)	(2,360)	(2,490)	547	2,404	(1,899)
Net earnings (loss) per share	(0.04)	(0.03)	-	0.01	(0.02)
Weighted average # of shares outstanding	60,590,466	78,893,333	169,622,435	174,845,767	121,434,273
Balance Sheet
Cash and cash equivalents	8,120	67,122	48,759	41,104	41,104
Total assets	$36,029	$268,198	$268,279	$296,167	$296,167

The Company incurred a loss of $18.5 million during the quarter ended December 31, 2009, compared to $13.6 million in the quarter ended December 31, 2008. The $4.9 million increase in net loss reflects lower gross margins from mining operations as a result of inventory adjustments and higher labour costs, offset by lower temporary mine shut down costs and additional impairment charges taken in the fourth quarter of 2008.

Gold sales:

During the fourth quarter of 2009, the Company realized gold sales of $5.1 million on sales of 4,590 ounces of gold, compared with $2.3 million on 1,921 ounces, an increase of $2.8 million due to the cessation of milling operations at Jerritt Canyon on August 15, 2008. Sales in the fourth quarter of 2008 related to ounces that were in-circuit or in process at the end of the third quarter. The average price realized during the fourth quarter of 2009 on gold produced was $1,116 per ounce compared with $888 in 2008.

Gross margin – mining operations:

Gross margin from mining operations decreased from a loss $1.0 million in the fourth quarter of 2008 to a loss of $13.4 million in the fourth quarter of 2009. The $12.4 million decrease is primarily a result of maintaining higher labour costs during the period to prepare for restart and also adjustments that were made to inventory due to discrepancies in records maintained by the previous operator, Golden Eagle. Subsequent to their dismissal due to operational concerns in the second quarter, the Company uncovered numerous discrepancies in the records that were provided and has correspondingly discovered a significant shortfall in the stockpiles that were reported as well as the ounces in process at the time of the shutdown. These shortfalls have resulted in a significant loss in 2009, primarily reflected in the fourth quarter, which the Company is in the process of attempting to recover. These issues did not impact cost until the fourth quarter when operations resumed and it was determined the ounces previously reported as in circuit were not present and complete stockpile surveys could be taken.

Depreciation, depletion and amortization:

The Company had $1.7 million in depreciation, depletion and amortization in fourth quarter of 2009 compared to $1.4 million in 2008 due to significant assets put into service in the fourth quarter of 2009 such as the calomel system and related instrumentation.

Temporary shut down costs

Temporary shut down costs were $5.3 million in the fourth quarter of 2008 compared to $0.5 million in the comparable period in 2009 as the mine was shut down for the entire quarter in 2008 compared to 20 days in 2009.

Impairment of Mineral Properties and Equipment

As noted in the “Result of Operations” section, at the end of the third quarter of 2008, management recognized an impairment charge against the value of the property. In the fourth quarter of 2008 a further $2.2 million impairment charge was taken related to associated property, plant and equipment and a charge of $4.7 million related to an increase in the provision for asset retirement obligations.

General and administrative expenses:

For the three months ended December 31, 2009, the Company incurred general and administrative expenses of $1.1 million compared with $0.6 million in the comparable 2008 period primarily due to increased personnel, higher agents’ fees, and tax charges incurred on unspent flow-through expenditures. As most of the expenditures were made in the third and fourth quarter of 2009, the Company continued to incur the monthly charge on balances remaining until all CEE was incurred by the end of December.

LIQUIDITY AND CAPITAL RESOURCES

During 2009, cash and cash equivalents decreased from approximately $1.1 million to $0.2 million as the Company continued to struggle to maintain cash resources. At December 31, 2009 the Company had a working capital deficiency of $28.8 million, compared to working capital of $7.8 million at December 31, 2008 as a result of the following activities:

Operations

In 2009 the Company had a loss of $42.7 million, which, adjusted for non-cash items, resulted in cash outflows of $29.7 million before changes in working capital. This is comprised primarily of a negative gross margin of $16.1 million, temporary shut down costs of $10.6 million and general and administrative costs of $3.1 million. In 2008 the Company recorded a loss of $105.4 million, which, adjusted for non-cash items, resulted in cash outflows of $33.3 million before changes in working capital. This is comprised primarily of a negative gross margin of $9.8 million, temporary shut down costs of $13.1 million, general and administrative costs of $4.1 million and restructuring costs of $4.5 million. In 2007 the Company recorded a loss of $1.9 million, which, adjusted for non-cash items, resulted in cash inflows of $11.7 million before changes in working capital. This was primarily the result of a gross margin of $16.2 million, offset by general and administrative costs of $3.6 million.

Changes in non-cash working capital were inflows of $10.4 million in 2009 compared to $14.9 million in 2008. In 2009 changes to non-cash working capital were inflows of $10.4 million due primarily to a draw down of inventories of $13.9 million and an increase in accounts payable and deferred revenue of $2.2 million and $4.8 million, respectively, offset by an $8.3 million decrease in payables on to Newmont for ore purchases to Newmont. The inflows in 2008 were primarily due to a reduction in inventory levels by $12.8 million, increase in accounts payable by $7.4 million, offset by the payment of payables on ore purchases of $10.6 million. The increase in accounts payable in 2008 is primarily related to the Jerritt Canyon operation and relates to costs incurred in the third quarter of 2008 prior to closure of the site. Management has continued to work with many of the suppliers to ensure that long term relationships are maintained while the Company focuses on returning to operations. In 2007 changes to non-cash working capital were outflows of $23.5 million due primarily to a buildup of inventories of $15.1 million and a decrease in accounts payable of $8.0 million, offset by a $2.3 million increase in payables on ore purchases.

In 2009 the loss from operations, after adjustments for non-cash items, combined with the change in non-cash working capital, resulted in cash outflows from operating activities of $19.8 million compared to $18.4 million in 2008 and $11.8 million in 2007.

Investing

Jerritt Canyon

Mine capital and exploration expenditures at Jerritt Canyon were nil in the year ended December 31, 2009 compared to $9.6 million in the comparable period in 2008 as management focuses on milling available stockpiles, completing a new mine plan for the remaining SSX/Steer mines and Starvation Canyon and pursues sources of funding for ongoing mining activities. The mill at Jerritt Canyon operated between March 25 and May 30, 2009, and October 20 to the end of the year, with expenditures during the year ended December 31, 2009 of $2.6 million, compared with $25.5 million in 2008. In 2009 the expenditures were focused on completing the calomel system and related instrumentation ($0.9 million), mill instrumentation for the continuous emissions monitoring system ($0.4 million), environmental expenditures for fluid management at the mines and the mill ($0.4 million), large vehicle purchases ($0.2 million) and mill control and administrative software ($0.2 million).

During the first three quarters of 2008, the Company continued to incur higher than anticipated expenditures on investing activities at Jerritt Canyon as a result of the extensive infrastructure work required at the mine sites and the process mill improvements. Due to the increasing cost of continuing to operate the two mine locations, the Company discontinued all mining activities at Jerritt Canyon on August 8, 2008. A number of vendors filed liens on Jerritt Canyon assets due to overdue payments for goods and services for which a stipulated agreement was reached in 2009. However, in the event of a default (such as from non-payment) under the stipulated agreement the lien holders could force a sale of assets in order to settle the remaining lien balances owing. At March 31, 2010, one payment remained under the stipulated agreement.

In the year ended December 31, 2008, the Company received $4.9 million in refunded reclamation costs from the commutation account, of which $4.8 million related to a payment for the construction of the evaporation pond at Jerritt Canyon. In 2008 the Company also contributed an additional $3.2 million including the $1.0 million of interest earned in the year to the commutation account.

The Company sold underground mining equipment in 2008 for proceeds of $4.5 million after management determined that mining would not recommence in the short term.

Ketza River

Exploration expenditures at the Ketza River project in 2009 were $12.7 million, of which $9.2 million remains in accounts payable at the end of 2009 and therefore had no impact on cash. During 2008 exploration expenditures at Ketza River were $13.0 million, of which $5.5 million was funded by “cash restricted for future exploration” and therefore, had no impact on unrestricted cash.

		2009			2008
	Property,			Property,
	plant and	Mineral		plant and	Mineral
	equipment	properties	Total	equipment	properties	Total
Mine capital expenditures - Jerritt Canyon mine	$-	$-	$-	$-	$9,626	$9,626
Mill and equipment capital expenditures - Jerritt
Canyon mine	2,569	-	2,569	25,522	-	25,522
Exploration expenditures - Jerritt Canyon mine	-	-	-	-	6,483	6,483
Exploration expenditures - Ketza River project	-	3,215	3,215	110	12,826	12,936
Exploration expenditures - Yukon-Shaanxi	15	259	274	19	169	188
Other	45	3	48	52		52
	$2,629	$3,477	$6,106	$25,703	$29,104	$54,807

Financing

In 2009, 225.9 million warrants were exercised and issued for proceeds of $18.3 million. During November 2009, the Company received funds from the exercise of warrants from the December 2008 private placement as well as the August 2008 private placement as part of a warrant inducement offering. Holders of warrants from these private placements were offered a new warrant (inducement warrant) for the early exercise of their existing warrants. In total, 200.9 million warrants were exercised netting the Company C$17.4 million. The inducement warrants were issued in January 2010 after approval for their issuance was received at the shareholder meeting.

On December 1, 2009, the Company closed a non-brokered private placement for a total of 10.0 million units at a price of C$0.10 per unit for proceeds of $0.9 million. Each unit consists consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

In August 2009 the Company closed two a non-brokered private placements for a total of 41.1 million units at a price of C$0.10 per unit. The first tranche closed on August 7, 2009 for proceeds of $1.7 million for which the Company issued 18.8 million units. The final tranche closed on August 28, 2009 for proceeds of $2.0 million for which the Company issued 22.2 million units. Each Unit consists consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

On April 24, 2009, the Company closed a non-brokered private placement for a total of 12.0 million units at a price of C$0.06 per unit for proceeds of $0.6 million. In addition, a finder's fee of 0.4 million units was paid on the private placement. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

On February 27, 2009 the Company closed a non-brokered private placement for 17.3 million units at a price of C$0.06 for proceeds of $0.8 million. In addition, 0.4 million units were issued as a finder's fee in connection with the private placement.

Each unit consists consisted of one common share and one common share purchase warrant exercisable to purchase one additional common share at a price of C$0.08 within 24 months of closing of the private placement.

On February 24, 2009 the Company closed a non-brokered private placement for 10.0 million units ("Unit 1") were issued at a price of C$0.05 per Unit 1 for proceeds of $0.4 million. Each Unit 1 consists of one common share and two series of common share purchase warrants. The first warrant (the "Series A Warrant") can be exercised to purchase one additional common share at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series B Warrant") can be exercised to purchase one additional common share at a price of C$0.09 per share within 18 months of closing of the private placement. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

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

During 2009, the Company made minimal lease payments compared to $1.3 million in capital lease payments and retired three of the capital leases related to underground equipment. At the end of 2008 asset held for sale comprised an asset under capital lease for $0.8 million which was sold subsequent to year-end.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The shutdown of the Jerritt Canyon operations and current market conditions have increased the difficulty in generating funds to meet the ongoing expenses of operating two mine sites, and management has thus far financed operations through a series of private placements and forward sales in order to meet ongoing operational costs. Management believes that the ability to fund operations through cash generated from toll milling, a return to mining, and additional financing, preferably debt, should be sufficient to meet the ongoing capital and operating requirements and to settle the outstanding payable of the Company.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at December 31, 2009:

Contractual obligations	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years
Accounts payable and accrued liabilities	$39,564	–	–	–
Capital lease obligations	9	20	51	–

CAPITAL RESOURCES

The Company had a cash balance of $0.2 million as of December 31, 2009 and a working capital deficiency of $28.8 million. The cash on hand at March 31, 2010 is not sufficient to maintain the ongoing operations of the Company without continuing funds from operations. On March 26, 2010 the Company closed a C$5,000,000 non-brokered private placement for a total of 22,727,272 common shares at a price of $0.22 per Share. Management also believes that further financing can be obtained in order to ensure the Company will continue as a going concern and return to full mining operations. Should a return to full mining operations be determined to be unprofitable, further curtailment of operations would be undertaken to reduce costs. On March 2, 2010, the Company signed an Engagement Letter (the "Engagement") with BNP Paribas - New York to facilitate the further development of the property at Jerritt Canyon. Under the terms of the Engagement, BNP Paribas will provide the Company advice and financial services in connection with arranging, structuring, syndicating and distributing a debt facility of up to $40 million to finance the plant improvement and environmental compliance work required at Jerritt Canyon, and the reopening of the SSX and Steer mines. The Engagement does not constitute a commitment on the part of BNP Paribas to lend or commit to lend moneys, or to provide any other facilities in connection with Jerritt Canyon or the Company. The establishment of the contemplated debt facilities remains subject to due diligence, financial modeling, market conditions and various other factors. The Company has recently re-opened the Smith Mine using the services of a contract mining company, Small Mine Developers. At the same time the Company will seek permitting for Starvation Canyon, also located at Jerritt Canyon and anticipated to be brought into production in 2011.

COMMITMENTS

The Company received advance payments of $4.8 million for gold to be delivered at a series of future dates. Once the revenue recognition criteria have been met this deferred revenue will be recognized as gold sales. In conjunction with the receipt of advance payment on gold sales the Company committed to the delivery of 6,508 ounces as follows:

Ounces Sold	Deliver Date	Contract price (per Ounce)
1,000	April 30, 2009	$850
2,650	August 31, 2009	$750
2,858	October 30, 2009	$700
6,508		$743

Each contract has a specific penalty payment required for late delivery. For the first contract, this penalty amounts to $0.03 million per month, whereas the latter two contracts contain penalties of $0.08 million per month. As of December 31, 2009 the Company has not delivered the ounces required under the first two contracts and has made penalty payments of $0.7 million to the counterparty.

OUTLOOK

By milling a combination of available stock piles and recommencing mining activity, the Company is targeting a total production of 150,000 ounces of gold in the first full year of production at a cash cost of $465 per ounce after re-start of operations and after the mill establishes steady state operation. It is estimated that the commencement of operations and generation of positive cash flow will allow the Company to commence repayment of all creditors and former employees. The Company has proven and probable reserves at Jerritt Canyon, not accounting for 2008 mining and depletion, of 717,300 ounces of gold. In addition, there are ounces already mined and stockpiled on the run-of-mine ("ROM") pad. These ROM pad resources, along with ore purchased from third parties, will allow the Company to achieve the presently budgeted throughput of 3,300 tons per day. The mill facility is currently licensed to treat 4,320 tons per day with an overall potential capacity of 6,000 tons per day with the appropriate permitting.

With the Consent Decree in place in the fourth quarter, the Company has now agreed to the terms of an environmental work program with the NDEP that includes the construction of a new tailings facility, clean up at various mine sites on the property, and the continued testing of the existing mercury emissions system for the term of the Consent Decree (2 years). This agreement will reduce and the likelihood of further stop orders is significantly reduced in the future as there is now a dispute resolution process in place to deal with non-compliance. The Consent Decree resolves all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns and gives the Company the right to operate the milling facility from the effective date. Much of the work program has already been completed however additional expenditures will be required in 2010 and 2011 to continue to meet the objectives of the Consent Decree, which is expected to be in place for two years.

In early 2010, the Company completed part of the stack testing program to test emissions from the calomel system and confirm its performance in controlling emissions. The audited results have surpassed the requirements set forth in the Consent Decree and have set new targets for other companies to meet. The calomel technology is state of the art technology that has substantially reduced emissions and thereby set the Company apart from its previous discharge emissions. The Company plans to release a summary of these results once they are complete to demonstrate publicly the effectiveness of its mercury control emission system.

The Company is also focusing on the completion of a long term mine plan and obtaining financing, preferably debt, to fund the required development and backfill work to support future mining activities. To ensure ongoing operations once the ROM stockpile is processed, in the second quarter of 2009, the Company hired an experienced mine manager, Adam Knight, P.Eng., who brings extensive experience working at Jerritt Canyon during the period that the property was operated by AngloGold and Independence Mining Company. He and additional staff are presently planning the re-commencement of underground mining operations at the SSX/Steer mines to supplement the restarted operations at Smith. The Company's mined ore would be supplemented by toll milling for other mining companies who either have no mill or have insufficient capacity at their own facilities.

In the Yukon, the Company will be completing the YESSA application using existing drill results and will continue exploration activity at the Ketza River and Silver Valley properties with a plan to commence development toward the end of 2010. These expenditures will be funded through cash flows from Jerritt Canyon as well as external sources of financing. Sources of external financing may include bank borrowings and future equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and financial condition should cash flows from operations be insufficient. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at any of its mineral properties.

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

On March 31, 2010, the Company had $3.9 million of cash and cash equivalents.

Gold Prices

Despite recent volatility, the Company believes that gold prices will continue to benefit from the economic uncertainty, near term weakness in the US dollar, as well as a reduction in hedging of future production by major producers and an increase in physical demand from foreign countries. It is not possible to accurately forecast the trend of gold prices and their impact on future results from operations; nor is the Company able to forecast the precise timing for the return to commercial production at Jerritt Canyon as well as the commencement of commercial production of the Ketza River Mine.

In 2009 the price of gold (per London pm fix) ranged from $810 to $1,213 per ounce compared to a low of $713 to a high of $1,011 per ounce in 2008. The average price of gold based on the London pm fix in the past 12 quarters is as follows:

US$/ounce	Q1	Q2	Q3	Q4	Annual
2009	$908	$922	$969	$1099	$972
2008	$925	$896	$872	$795	$872
2007	$650	$667	$680	$786	$695

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of December 31, 2009.

SUBSEQUENT EVENTS

On January 12, 2010, the Company’s shareholders approved:

  the issuance of up to 87,200,000 inducement warrants for the early exercise of existing warrants that expired on December 17, 2009;
  the issuance of up to 85,200,000 inducement warrants for the early exercise of existing warrants expiring on June 17, 2010;

  the issuance of 10,000,000 inducement warrants for the early exercise of existing warrants expiring on February 6, 2012 and February 28, 2012; and
  the issuance of one-half of an inducement warrant for the exercise of 10,250,000 existing warrants expiring on February 28, 2012.
  On March 2, 2010, the Company announced the signing of an Engagement Letter (the "Engagement") with BNP Paribas -- New York to facilitate the further development of the property at Jerritt Canyon.

Under the terms of the Engagement, BNP Paribas will provide the Company with advice and financial services in connection with arranging, structuring, syndicating and distributing a debt facility of up to US$40 million to finance the plant improvement and environmental compliance work required at Jerritt Canyon, and the reopening of the SSX and Steer mines. The Company has recently re-opened the Smith Mine. At the same time the Company will seek permitting for Starvation Canyon, also located at Jerritt Canyon and anticipated to be brought into production in 2011.

The Engagement does not constitute a commitment on the part of BNP Paribas to lend or commit to lend moneys, or to provide any other facilities in connection with Jerritt Canyon or to the Company. The establishment of the contemplated debt facilities remains subject to due diligence, financial modelling, market conditions and various other factors.

On March 26, 2010 the Company closed a C$5,000,000 non-brokered private placement for a total of 22,727,272 common shares at a price of $0.22 per Share. There was no finder's or commission fee payable on the private placement. In accordance with securities legislation currently in effect, the Shares will be subject to "hold period" of four months plus one day expiring on expiring on July 27, 2010.

RELATED PARTY TRANSACTIONS

During the year, the Company was charged a total of $0.2 million (2008 - $0.2 million, 2007 - $0.3 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2009 is $0.2 million (2008 – $0.1 million). A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses. In 2007, a portion of these costs were also included in the transaction costs associated with a business combination.

During 2007, the Company was charged $0.1 million in management fees by a company owned by a director of the Company.

In 2009, the Company engaged in several transactions with Tagish Lake Gold Corp (“Tagish Lake”). The Chief Operating Officer is currently the President of Tagish Lake and one of the Directors of the Company is also a director of Tagish Lake. During 2009, the Company advanced funds of $0.4 million and purchased a loan receivable from a creditor of Tagish Lake creditor for $0.5 million that is secured by the Skukum property, owned by Tagish Lake.

In 2009, the Company was charged a total C1.8 million by a company owned by a director of the Company, for the management of the Yukon properties. As well, we were charged C$2.4 million (2008 – nil, 2007 – nil) for metallurgical and geological services provided by one of our directors.

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

Depletion of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed periodically on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming years. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year, or when there are impairment indicators, to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the carrying value of the assets in a reporting unit to the recoverable value based on undiscounted cash flow. If the carrying value exceeds the recoverable amount then the carrying value is compared to the fair value. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

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

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future tax assets are recognized only to the extent it is more likely than not that the benefit will be realized. Such determination involves estimates with respect to future taxable income and timing of reversal of temporary differences.

Stock-based compensation and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted a new accounting standard Section 3064, Goodwill and Intangible Assets, replacing accounting standard Section 3062, Goodwill and Intangible Assets, and accounting standard Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. There was no impact on the Company’s consolidated financial statements on adoption.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company for its fiscal year ended December 31, 2009, with retrospective application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company for its fiscal year ended December 31, 2009, with retrospective application. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

Change in Accounting Policy with Respect to Warrants

In the first quarter of 2009, the Company retrospectively changed the accounting policy used for valuation of warrants issued. Previously units issued by the Company consisting of a combination of common shares and warrants were valued by assigning the proceeds received to the common share and deducting the value of the warrants as determined by a Black Scholes model. The new policy assigns the proceeds to common shares and warrants based on the relative fair value of the common shares and warrants. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes model. As a result of this change, opening share capital was increased by $4.3 million, with an offsetting decrease in the warrants. The policy was adopted by the Company as the Company believes this policy better reflects the value of each instrument on the balance sheet.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use International Financial Reporting Standards (“IFRS”), which will replace existing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. As a result, the Company has developed a plan to convert its consolidated financial statements to IFRS. The plan addresses the impact of IFRS on Accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan is as follows:

Accounting policies and implementation decisions:

  Identification of differences in Canadian GAAP and IFRS accounting policies;
  Selection of the Corporation’s ongoing IFRS policies;
  Selection of the Corporation’s IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) choices;
  Development of financial statement format; and
  Quantification of effects of change in initial IFRS 1 disclosures and 2010 financial statements.

Status:

  The Company has identified differences between accounting policies under Canadian GAAP and accounting policy choices under IFRS, both on an ongoing basis and with respect to certain choices available on conversion, made in accordance with IFRS 1; and
  The Company will progress towards the quantification of the identified differences and choices throughout 2010.

The conversion to IFRS is not expected to have a significant effect on the Company’s infrastructure, business and control activities.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. The Company has identified key areas that may be impacted by the transition to IFRS and the major areas where significant complexities or key decisions are required by management prior to implementation. The analysis of IFRS and comparison with currently applied accounting principles has identified a number of differences. Although the Company has not yet determined the full effects of adopting IFRS, key areas where changes in accounting policies are expected are as follows:

Property, plant and equipment

Consistent with Canadian GAAP, under IFRS, separable components of property, plant and equipment (“PP&E”) are recognized initially at cost. Under International Accounting Standards (“IAS”) 16, Property, Plant and Equipment, an entity is required to choose, for each class of PP&E, to use either the cost model (consistent with Canadian GAAP) or the revaluation model. Under the revaluation model, an item of PP&E is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated amortization and accumulated impairment losses. Increases in fair value are recorded in a revaluation surplus account in equity while decreases in fair value serve to reduce the revaluation surplus account, related to the asset, with any excess recognized in income.

IFRS requires that major inspections and overhauls be accounted as a separate component of PP&E. This treatment is only intended for use for major expenditures that occur at regular intervals over the life of the asset as costs of routine repairs and maintenance will continue to be expensed as incurred. The major maintenance required on the Company’s plant and equipment would likely be required to be treated under this standard and would allow for additional amounts to be capitalized and amortized.

Impairments

Under Canadian GAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Under IAS 36, Impairment of Assets, a write-down is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (which is typically based on discounted cash flow) is less than the carrying value. Consistent with Canadian GAAP, impairments are measured at the amount by which carried value exceeds fair value less costs to sell.

Currently Canadian GAAP requires a two-step impairment test in which the Company must first compare undiscounted cash flows to the carrying value of the assets, and only if the cash flows are below the carrying value does management need to discount the cash flows to calculate impairment. Under IFRS the impairment calculation is a one-step process in which discounted cash flows are compared to the carrying value of assets. This may lead to additional write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IFRS also requires the reversal of any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP prohibits reversal of impairment losses. This could result in greater variability in earnings, carrying values of PP&E, and balances in shareholders’ equity.

Asset retirement obligations

Under Canadian GAAP the Company would only record an asset retirement obligation (“ARO”) if there was a legal requirement to incur restoration costs. Under IFRS the threshold for recognizing a liability is a legal or constructive obligation. The difference in standards may require the Company to review business plans to determine if there are any actions planned by management that would create a constructive obligation to record an ARO upon adoption of IFRS. Under Canadian GAAP the discount rate is established as the Credit adjusted risk free rate (“CARF”) and is set at the time the obligation is established. Under IFRS the discount rate reflects the risk specific to the provision and is updated if conditions change that would require a change in the rate. As well, under Canadian GAAP the costs built into the model reflect third party costs whereas IFRS allows for the assumption that work can be performed internally, likely reducing the liability.

Provisions

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when there is a present obligation as a result of a past transaction or event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the obligation. Probability is based on a “more likely than not” threshold. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold. It is possible that there may be some legal, bad debt or contingent provisions which would meet the recognition criteria under IFRS that were not previously recognized under Canadian GAAP.

First-time adoption of IFRS

Adoption of IFRS requires the application of First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 lists specific exemptions the Company may use when first adopting IFRS. The most significant exemptions to the Company are as follows:

Business combinations

For business combinations that occurred before the transition date, the Company has the choice to restate all of these business combinations to IFRS standards, restate all business combinations after a particular date, or not to restate any of the business combinations. Assets and liabilities acquired in an un-restated business combination that were recognized under Canadian GAAP and do not qualify for recognition under IFRS are then de-recognized or vice versa. The Company expects to use this exemption and not restate any business combinations prior to December 31, 2009.

Fair-value or revaluation as deemed cost

IFRS requires PP&E to be measured at a cost in accordance with IFRS (breaking down material items into components and amortizing each one separately). However, upon transition IFRS permits an asset to be recorded at its fair value at date of transition, or an event-driven valuation (i.e., when an entity was acquired). This exemption may be applied to individual items of PP&E. Any write-up of the asset to a fair value above cost will be recorded in retained earnings as a revaluation reserve. The Company is assessing the impact of these alternatives.

Cumulative translation adjustment

IAS 21, The Effects of Changes in Foreign Exchange Rates, requires a company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition with reclassification of the previous amount made to retained earnings.

Asset retirement obligation

Similar to Canadian GAAP, IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning, restoration or similar liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. There are however differences in the measurement of the liability as discussed above. A first-time adopter need not comply with these requirements for changes in such liabilities that occurred before the date of transition to IFRSs. If a first-time adopter uses this exemption, it:

  measures the liability as at the date of transition to IFRSs in accordance with IAS 37;
  to the extent that the liability is within the scope of IFRIC 1, estimates the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period; and

calculates the accumulated depreciation on that amount, as at the date of transition to IFRSs, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the entity in accordance with IFRSs.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

Previously, the Company engaged in the forward sale of gold produced from ore purchased from third parties to ensure the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. The Company discontinued this practice in August of 2008 and settled all remaining contracts outstanding at that time, resulting in a realized gain on settlement of $0.3 million. The existing forward contracts are recorded as deferred revenue as they require physical delivery of the underlying ounces and do not provide for settlement in cash or offsetting.

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

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project in the past. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years on the Jerritt Canyon mine and is quite familiar with the property. The Company is currently in the process of completing an updated 43-101 for both the Ketza River and Jerritt Canyon property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities during 2008 and 2009 to mitigate the impact of these risks.

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

(iii)      Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2008, there was no difference between enacted and substantially enacted rates. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

Due to the treatment of exploration costs under US GAAP described in note 22 (ii) above, there would be a larger tax benefit arising under US GAAP when compared to Canadian GAAP. With respect to the Canadian operations, any future tax assets arising are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. For the US operations, a valuation allowance has been taken against all future income tax assets in excess of liabilities, therefore the asset arising under US GAAP will not be recognized in 2009 and 2008 and the balance from 2007 has been adjusted accordingly.

(iv)       Accounting for uncertainty in income taxes

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

(v)        Reclassification of warrants

In June 2008, FASB released guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk. Warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity. This is applicable for years beginning after December 15, 2008 and will be treated as a change in accounting principle through prospective application. As the Company’s functional currency is the US dollar, upon adoption of this abstract the issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars will be treated as derivative instruments and recorded as liabilities under US GAAP instead of equity and changes in fair value will be calculated at each reporting period. Any gain or loss arising from this revaluation will be recorded in the statement of operations. Accordingly, for US GAAP purposes, the Company assessed the fair value of these warrants as of January 1, 2009, and recorded a reduction in share purchase warrants of $19.1 million, an increase in opening accumulated paid in capital of $16.3 million and a $2.8 million increase in liabilities. During 2009, 225,883,333 warrants were exercised and 1,000,000 expired. Upon exercise the fair value of the warrants of $31.8 million was reclassified to common shares, which resulted in a reduction in the liabilities of $6.2 million and a loss of $25.6 million recognized in income in the period. For the year ended December 31, 2009, the Company has assessed the fair value of the warrants and recorded increased the liability by $5.8 million with an offsetting adjustment to the mark-to-market for the year.

(vi)      Adoption of New Accounting Standards

In December 2007, the FASB released guidance on Business Combinations. This guidance applies prospectively for the Company to business combinations for which the acquisition date is on or after January 1, 2009. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company did not have any Business Combinations in 2009 and therefore there was no impact on the Company’s financial position.

In March 2008, FASB issued guidance on disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement was effective for the Company on January 1, 2009. The Company did not have any hedging activities in 2009 and therefore there was no impact on the Company’s financial position.

In August 2009, the FASB issued guidance on measuring liabilities at fair value, which is effective for the Company for the year ended December 31, 2009. This guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 “Fair Value Measurements and Disclosures”. Therefore, the fair value of the liability should reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. This guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability. The Company adopted this guidance in the fourth quarter of 2009 which did not have an impact on the financial statements.

In May 2009, FASB issued guidance on subsequent events. This guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance set forth: 1) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. 2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and 3) The disclosures that an entity should make about events or transactions that occur after the balance sheet date. Adoption of this standard did not have a material impact on the financial statements.

(vii)     New Accounting Pronouncements

In June 2009, FASB issued Statement No. 168, The FASB Accounting Standards Codification (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement 162. The Codification is the source of authoritative U.S. generally accepted accounting principles (US GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

In June 2009, FASB issued further guidance on accounting of transfers of financial assets. This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This guidance must be applied for the Company on January 1, 2010. Adoption will not have an impact.

In June 2009, FASB issued guidance which improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2)

constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This guidance is effective for the Company on January 1, 2010. The Company is assessing the impact of the new standard.

(viii)       Incorporated joint venture

Under Canadian GAAP incorporated joint ventures are proportionately consolidated. Under US GAAP the investment of a joint venture is equity accounted for where there incorporated joint venture is not controlled by the Company or consolidated where control exists. The Company owns 37.5% of the Yukon-Shaanxi Mining Corp. an incorporated joint venture and accordingly should equity account for this investment for US GAAP. The impact is to reclassify the earnings of the joint venture to the Equity loss in the income statements and include the net investment as an equity investment on the balance sheet. As the Company files a Form 20-F, they are exempt from difference in accounting principles and has therefore elected not to adopt it. See note 17(b) for the details of the joint venture.

(ix)        Stock based compensation

Under Canadian GAAP stock based compensation is included on the Statements of Operations in aggregate under income (loss) from operations. Under US GAAP you are required to segregate between individual line items. For US GAAP the Company allocates as the amount between general and administration of $0.8 million (2008 - $1.1 million, 2007 – 5.1 million) and cost of goods sold of $0.2 million (2008 – nil, 2007 - $0.5 million).

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management.

The following table lists as of December 31, 2009 the names of our directors and senior management. Each of the directors and senior officers has served in his respective capacity since his election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Our Directors and Senior Management

Name	Position with YNG	Date of First Appointment	Age
Robert E. Chafee(1) (3) (4) (5)	Director	May 2005	74
Graham C. Dickson(4)	Director and COO	April 1997	62
John R.W. Fox(2)(3) (5)	Director	March 2005	62
Terry Eisenman	Director	August 1, 2009	66
Simon Solomonidis(1)(3) (5)	Director	August 1, 2009	59
Jean-Edgar de Trentinian(1)(2)	Director	August 1, 2009	65
Robert Baldock	Director, President and CEO	May 21, 2009	69
Shaun Heinrichs	CFO	November 2008	36
Graham H. Scott	Corporate Secretary	May 2005	63

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance Committee
(3)	Member of the Compensation Committee
(4)	Member of the Acquisition Committee
(5)	Member of the Disclosure Committee

The following is a brief description of the principal business activities of our directors and senior management:

Robert F. Baldock, President, CEO and Director

Mr. Baldock is an experienced mining executive as well as being a qualified and experienced accountant with over 30 years of hands-on management of public and private corporations across a wide range of industries, focused on the mining industry. Mr. Baldock is the former co-founder and Managing Director and subsequently Executive Chairman of Golconda Minerals N.L. Group of Mining Companies listed on the ASX, NASDAQ and Stuttgart Stock Exchanges. He was also President of a controlled subsidiary, Nevada Gold Fields Corporation, listed on the TSX, Toronto, NASDAQ, USA and Stuttgart Stock Exchanges. Mr. Baldock's role with the Golconda Group also included the role of Managing Director of Duketon Exploration Limited, listed on the ASX. During Mr. Baldock's period of tenure he had the overall responsibility of raising the initial capital and using the raised capital and cash flow from the newly established gold operations to oversee the design, construction, commission and operation of six mineral processing plants and gold producing projects.

Graham Dickson, Chief Operating Officer and Director

Mr. Dickson has been working in the Mining Industry in North America for the last 25 years. He has acted as general manager of a turnkey construction company for gold milling facilities in remote locations, including the Snip Mill for Cominco Ltd., Golden Patricia Mill for Bond Gold and Seabee Mill for Claude Resources. Before joining us, Mr. Dickson served in various capacities with BYG Natural Resources Ltd., which had an operating gold mine in the Yukon Territory. As General Manager of the General Contractor, Mr. Dickson completed the surface facilities for Bema Gold's Julietta mine in Far East Russia, ahead of schedule and under budget.

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

Jean-Edgar de Trentinian, Director

Mr. de Trentinian has administered and owned, either partially or fully, a large number of companies over the years. Amongst his mandates or ownership include a division of Générale de Fonderie, Atlas Air France, Editoriale Domus of France, VSD Magazine, Lalique, the Brigitte Bardot Foundation, Perfumes Charles Jourdan. He was also a diplomat, Head of Mission in Geneva Switzerland, a partner and director of Studio 4 x 5. a shareholder and director of EDIPOP s.a., a shareholder and director of HAP AX holdings (industry). He was also a publisher and director of the top magazine for French residents (Switzerland) "Le Journal Français", a member of the foundation Jean Monnet for Europe. Director of CARREFOUR s.a. (Publishing Fribourg), a Director of HENMAR s.a. (Real Estate) and a Director of the institute for 'Trusts Protectors' (Fribourg). He is currently shareholder, President and C.E.O. of ORIFER. First and Secondary education in France, French Master. University in Switzerland. Arts & Métiers. His military service, B.A.I04 and B.A.117 was at the Headquarters of the French Air-Force.

Terry Eisenman, Director

Mr. Eisenman graduated with Honors in Finance, University of Wisconsin and has over 35 years of experience in banking and finance through establishing and operating Mortgage Banking businesses. He has financed an Arizona pilot plant on gold claims which was later purchased by the Company. He has helped raise venture capital for the relisting and our start-up. Mr. Eisenman has supervised Ketza River Holdings', one of our wholly owned subsidiaries, Yukon Exploration and Drilling camp from 2004 through 2008. Mr. Eisenman is currently managing our Yukon operations, and is a director of YS Mining Company Inc.

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

Simon Solomonidis, Director

Mr. Solomonidis is a seasoned senior executive, with strong general management, sales and marketing experience, coupled with exceptional financial skills, gained through a rich, high exposure international career path with Hewlett-Packard Europe. Throughout his 30 year career at HP, he has been exposed to both mature as well as high growth, cost constrained environments and has been in charge of multi-million dollar business programs, including major restructuring ones, developing and managing international business teams in multi-country, multi- culture operations. He has demonstrated relentless focus on business results, having exceeded revenue and profit goals in all his assignments and has acquired excellent strategic and leadership skills. He is particularly strong in managing business program execution/implementation, as well as in negotiating complex deals at senior executive level. Mr. Solomonidis holds a M.Sc. in Systems Engineering and a B.Sc in Electronic Engineering from the Universities of London and Birmingham in the UK, as well as an MBA in Economics from the Open University, UK. Mr. Solomonidis is currently working as an independent sales and management consultant.

Shaun Heinrichs, CFO

Mr. Heinrichs has 12 years of financial accounting experience, beginning with 7 years of public practice experience with Ernst & Young in Vancouver. His primary role at Ernst & Young was as a lead assurance or advisory manager on several large US and Canadian public companies within the BC region. He has also held management roles over the last 4 years in two large US public companies and most recently held a senior management role at a large BC utility prior to joining us as the Corporate Controller in February of 2008. Mr. Heinrichs holds a BBA from Simon Fraser University and is both a Chartered Accountant in Canada and a Certified Public Accountant in the state of Illinois, United States.

Graham H. Scott, Secretary

Mr. Scott combines over 25 years as a resource and corporate finance lawyer with eight years of practical experience as an exploration geologist to give clients expert, balanced advice on all resource-related matters. He represents many Canadian public companies which are listed on the TSX and TSX Venture Exchanges, in addition to clients in the corporate finance business. Mr. Scott also represents a diverse group of clients in the mining industry, ranging from individual prospectors to multinational mining companies. In such work, Mr. Scott has negotiated and prepared participation and joint venture agreements for properties throughout the world. He has presented papers on securities law and mining law matters and has chaired many legal and industry conferences. Mr. Scott is listed in The Lexpert/American Lawyer Guide to the Leading 500 Lawyers in Canada, is one of the 230 lawyers world-wide listed in the International Who's Who of Mining Lawyers and is listed in the The Best Lawyers in Canada.

B. Compensation.

Compensation for our executive officers for the financial year ended December 2009 is as follows:

Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option Based Awards $	Non-Equity Incentive Plan Compensation $		Penson Value ($)	All other conmpens ation ($)	Total Compen- sation ($)
					Annual Incentive Plans	Long- Term Incentive Plans
Robert Baldock President and CEO (1)	2009	$184,110	Nil	199,844	Nil	Nil	Nil	$42,959	426,913
Graham Dickson, COO(2)	2009	$280,000	Nil	199,844	Nil	Nil	Nil	Nil	479,844
Shaun Heinrichs, CFO	2009	$182,603	Nil	99,922	Nil	Nil	Nil	Nil	282,525

(1)	President and Chief Executive Officer commencing May 21, 2009.
(2)	President and Chief Executive Officer until May 21, 2009 and Chief Operating Officer commencing May 21, 2009.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2009, for Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price1 ($)	Option expiration date	Value of unexercised in-the-money options2 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert Baldock	4,000,000	$0.15	July 26, 2014	455,000	3,000,000	256,942
Graham Dickson	4,000,000 1,000,000 600,000	$0.15 $1.74 $2.77	July 26, 2014 August 10, 2012 January 5, 2012	455,000 N/A N/A	3,000,000	256,942
Shaun Heinrichs	2,000,000 200,000	$0.15 $1.60	July 26, 2014 March 28, 2013	227,500 N/A	1,500,000	128,471

1

The fair value of the options as determined by the Black-Scholes pricing model was $1,141,968 (December 31, 2008 -$nil) of which the amount that had vested was expensed. The weighted average fair value of the options was $0.1142 (December 31, 2008 - $nil) per option.

2	“In-the-money” means the excess of the market value of the common shares of the Company on December 31, 2009 ($0.215) over the base price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2009, for each Executive Officer:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Baldock	$199,844	Nil	Nil
Graham Dickson	$199,844	Nil	Nil
Shaun Heinrichs	$99,922	Nil	Nil

Director Compensation Table

Each of our Directors is paid an annual retainer of C$12,000, to be paid quarterly and receive C$750 for each meeting of directors attended, with the Chairman of a meeting receiving C$1,000 per meeting.

The compensation provided to our directors, for our most recently completed financial year of December 31, 2009 is:

Name	Fees earned ($) [1]	Share- based Awards ($)	Option- based awards ($) 2	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation3 ($)	Total ($)
Terry Eisenman	$2,250	Nil	199,844	Nil	Nil	Nil	$202,094
Jean-Edgar de Trentinian	$5,250	Nil	57,098	Nil	Nil	Nil	$62,348
John Fox	$4,500	Nil	57,098	Nil	Nil	Nil	$61,598
Robert Chafee	$8,250	Nil	57,098	Nil	Nil	Nil	$65,348
Simon Solomonidis	$6,750	Nil	57,098	Nil	Nil	Nil	$63,848

1	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
2	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan.
3	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2009, for each director of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price[1] ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert Baldock	4,000,000	$0.15	July 26, 2014	Nil	Nil	Nil
Graham Dickson	4,000,000 1,000,000 600,000	$0.15 $1.74 $2.77	July 26, 2014 August 10, 2012 January 5, 2012	Nil	Nil	Nil
Terry Eisenman	4,000,000 100,000 30,000 100,000	$0.15 $1.63 $1.61 $0.82	July 26, 2014 June 25, 2012 April 2, 2012 January 26, 2011	Nil	Nil	Nil
JE de Trentinian	1,000,000	$0.15	July 26, 2014	Nil	Nil	Nil
John Fox	500,000 200,000 50,000 250,000	$0.15 $1.74 $2.77 $0.60	July 26, 2014 August 10, 2012 January 5, 2012 April 14, 2010	Nil	Nil	Nil
Robert Chafee	500,000 200,000 50,000 250,000	$0.15 $1.74 $2.77 $0.60	July 26, 2014 August 10, 2012 January 5, 2012 October 1, 2010	Nil	Nil	Nil
Simon Solomonidis	500,000	$0.15	July 26, 2014	Nil	Nil	Nil

1

The fair value of the options issued as determined by the Black-Scholes pricing model was $1,084,869 of which the vested amount was expensed. The weighted average fair value of the options was $0.571 per option.

The following table sets out all incentive plan (value vested or earned) during the year ended December 31, 2009, for each director of the Company:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Baldock	199,842	N/A	Nil
Graham Dickson	199,842	N/A	Nil
Terry Eisenman	199,842	N/A	Nil
Jean-Edgar de Trentinian	65,000	N/A	Nil
John Fox	32,500	N/A	Nil
Robert Chafee	32,500	N/A	Nil
Simon Solomonidis	32,500	N/A	Nil

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

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	25,400,000	$0.40	26,059,689
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	25,400,000	$0.40	26,059,689

C. Board practices.

Each director is currently serving a one (1) year term, renewable at the annual shareholder meeting.

None of our directors have any service contracts for serving as directors.

We have an Audit Committee, which recommends to the full Board of Directors the engagement of the independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished by the independent auditors to us. The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect our well-being and management's recommendations regarding share issues. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for us. At all times, at least one (1) audit committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The Board of Directors has adopted a charter for the audit committee which sets out the responsibilities of the committee and provides guidance to committee members as to their duties which charter is posted on the Corporation’s website at www.yukon-nevadagold.com under Corporate Info/Governance Policy. Our Audit Committee currently consists of three (3) members: Robert Chafee, Simon Solomonidis and Jean-Edgar de Trentinian.

In addition, we have a compensation committee. The Compensation Committee reviews compensation practices and management succession and approves the remuneration of our senior executives, including the Chief Executive Officer. The Compensation Committee reviews matters such as compensation philosophy and remuneration policy, Board retainer fees, performance objectives, evaluation of the performance of the Chief Executive Officer, proposed stock option or share purchase plans, bonuses. The Compensation Committee also monitors the integrity of management through periodic meetings with the Chief Executive Officer. The members of the Compensation Committee are John Fox, Robert Chafee (Chair) and Simon Solominidis.

D. Employees.

As of December 31, 2009, we had 139 full time employees, 129 located in Nevada, 3 in the Yukon and 7 in British Columbia.

E. Share ownership.

The following table outlines the common shareholdings of the Directors and Senior Management, as at December 31, 2009.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Robert Baldock	0	0%
Robert E. Chafee	9,426,143	1.8%
Jean-Edgar de Trentinian	0	0%
Graham C. Dickson	2,496,000	0.4%
Terry Eisenman	1,808,000	0.3%
John R.W. Fox	259,800	0.1%
Shaun Heinrichs	390,000	0.1%
Simon Solomonidis	0	0%

(1)           These amounts do not reflect the Common Shares which can be acquired pursuant to the exercise of stock options or warrants.

The following table sets forth our outstanding stock options in Canadian dollars to Directors and Senior Management as at December 31, 2009.

Name of Optionee	Position of Optionee (Director/Officer)	Date of Grant	No. of Shares	Exercise Price	Expiry Date
Graham Dickson	Director	April 14, 2005	500,000	$0.60	Apr. 14, 2010
John Fox	Director	April 14, 2005	250,000	$0.60	Apr. 14, 2010
Graham Scott	Officer	April 14, 2005	250,000	$0.60	Apr. 14, 2010
Robert Chafee	Director	October 1, 2005	250,000	$0.60	Oct. 1, 2010
Terry Eisenman	Director	January 26, 2006	100,000	$0.82	January 26, 2011
Graham Dickson	Director	January 5, 2007	600,000	$2.77	Jan. 5, 2012
John Fox	Director	January 5, 2007	50,000	$2.77	Jan. 5, 2012
Robert Chafee	Director	January 5, 2007	50,000	$2.77	Jan. 5, 2012
Graham Scott	Officer	January 5, 2007	50,000	$2.77	Jan. 5, 2012
Terry Eisenman	Director	April 2, 2007	30,000	$1.61	April 2, 2012
Terry Eisenman	Director	June 25, 2008	100,000	$1.63	June 25, 2012
Graham Dickson	Director	August 10, 2007	1,000,000	$1.74	Aug. 10, 2012
Robert Chafee	Director	August 10, 2007	200,000	$1.74	Aug. 10, 2012
John Fox	Director	August 10, 2007	200,000	$1.74	Aug. 10, 2012
Graham Scott	Officer	August 10, 2007	200,000	$1.74	Aug. 10, 2012
Shaun Heinrichs	Officer	March 28, 2008	200,000	$1.60	March 28, 2013
JE de Trentinian	Director	July 26/2009	1,000,000	$0.15	July 26, 2014
Robert Baldock	Director	July 26/2009	4,000,000	$0.15	July 26, 2014

Name of Optionee	Position of Optionee (Director/Officer)	Date of Grant	No. of Shares	Exercise Price	Expiry Date
Graham Dickson	Director	July 26/2009	4,000,000	$0.15	July 26, 2014
Terry Eisenman	Director	July 26/2009	4,000,000	$0.15	July 26, 2014
John Fox	Director	July 26/2009	500,000	$0.15	July 26, 2014
Robert Chafee	Director	July 26/2009	500,000	$0.15	July 26, 2014
Simon Solomonidis	Director	July 26/2009	500,000	$0.15	July 26, 2014
Shaun Heinrichs	Officer	July 26/2009	2,000,000	$0.15	July 26, 2014
Graham Scott	Officer	July 26/2009	500,000	$0.15	July 26, 2014

The following table sets forth our outstanding stock options in Canadian dollars issued to employees as a group, pursuant to the stock option plan described in Item 6.B, Stock Option Plan, as at December 31, 2009.

Date of Grant	No. of Shares	Exercise Price	Expiry Date
January 26, 2006	50,000	$0.82	January 26, 2011
December 12, 2006	25,000	$2.25	December 12, 2011
June 25, 2007	77,000	$1.63	June 25,2012
November 13, 2007	40,000	$1.70	November 13, 2012
July 26, 2009	2,880,000	$0.15	July 26, 2014
September 29, 2009	1,535,000	$0.15	September 29,2014
October 1, 2009	75,000	$0.15	October 1, 2014

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

At December 31, 2009, we had 516,346,887 Shares outstanding. As at that date, we believe that the following entities beneficially owned more than 5% of our outstanding Shares.

Name	No. of Shares	Percentage of Issued and Outstanding
Orifer S A.	151,804,000	29.40%
Sprott Asset Management as a Portfolio Manager	79,722,062	15.44%

Neither Sprott Asset Management, as Portfolio Manager (“Sprott”) nor Orifer is a party to a voting trust agreement and does not have any different voting rights. With the exception of Sprott and Orifer, there has not been any significant change in the percentage ownership of Shares held by any major shareholder during the past three years.

At December 31, 2009, we had 53 Canadian holders of record, holding 341,853,000 common shares, which represented 66.21% of our outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B. Related party transactions.

During the year, the Company was charged a total of $0.2 million (2008 - $0.2 million, 2007 - $0.3 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2009 is $0.2 million (2008 – $0.1 million). A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses. In 2007, a portion of these costs were also included in the transaction costs associated with a business combination.

During 2007, the Company was charged $0.1 million in management fees by a company owned by a director of the Company.

In 2009, the Company engaged in several transactions with Tagish Lake Gold Corp (“Tagish Lake”). The Chief Operating Officer is currently the President of Tagish Lake and one of the Directors of the Company is also a director of Tagish Lake.

During 2009, the Company advanced funds of $0.4 million and purchased a loan receivable from Tagish Lake for $0.5 million that is secured by the Skukum property.

In 2009, the Company was charged a total C1.8 million by a Company owned by a director of the Company, for the management of the Yukon properties. As well, the Company was charged C$2.4 million (2008 – nil, 2007 – nil) for metallurgical and geological services provided by a director of the Company.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information.

See Item 17.

Item 9. The Offer and Listing.

A. Offer and listing details.

Our Shares are currently listed for trading on the Toronto Stock Exchange under the trading symbol "YNG" and on Frankfurt Stock Exchange under the trading symbol “NG6.F”. The following tables contain information on the trading history of our Shares:

High and Low Price for the Four Most Recent Fiscal Years on the TSX (C$’s)

Fiscal Year Ended	High	Low
December 2009	$0.41	$0.03
December 2008	$1.80	$0.02
December 2007	$2.89	$1.18
December 2006	$2.73	$0.76

High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on the TSX (C$’s)

Period Ended	High	Low
December 31, 2009	$0.41	$0.13
September 30, 2009	$0.17	$0.07
June 30, 2009	$0.21	$0.12
March 31, 2009	$0.18	$0.03
December 31, 2008	$0.12	$0.02
September 30, 2008	$1.20	$0.13
June 30, 2008	$1.78	$1.09
March 31, 2008	$1.80	$1.45

High and Low Prices for each Month for the Past Six Months on the TSX (C$’s)

Month Ended	High	Low
February 2010	$0.27	$0.22
January 2010	$0.30	$0.22
December 2009	$0.26	$0.18
November 2009	$0.35	$0.22
October 2009	$0.41	$0.13
September 2009	$0.15	$0.10

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

C. Material contracts.

Other than contracts entered into in the ordinary course of business, we have not entered into any material contract to which we or any member of the group is a party, for the two years immediately preceding publication of the document.

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

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the federal (income and non-income), state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

The Company is exposed to currency risk through its cash and cash equivalents, marketable securities, accounts receivable, restricted funds and accounts payable and accrued liabilities denominated in Canadian dollars as follows, based on notional amounts:

In thousands of C$	2009	2008
Cash and cash equivalents	$ 398	$ 1,295
Accounts receivable and prepaid expenses	1,901	1,482
Restricted funds	3,324	3,341
Accounts payable and accrued liabilities	13,022	4,413

Based on the above net exposures as at December 31, 2009, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in a $0.7 million increase or decrease, respectively, in operating results and shareholder equity.

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

The Company also maintains funds of $25.6 million, included in restricted funds (note 8), with a third party insurer with a Standard & Poor’s rating of A+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

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

The following are the contractual maturities of the undiscounted cash flows of financial liabilities (in thousands of US dollars) at December 31, 2009:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years
Account payable and accrued liabilities	$ 39,564	-	-	-
Capital lease obligations	9	20	29	22

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

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2009, the Company did not maintain effective internal control over financial reporting due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

1.           Control Environment

A Company’s control environment influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. The Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company did not conduct a comprehensive fraud risk assessment during the year with all of the structural changes to the Board of Directors which occurred during the third quarter of 2009. As well, during the year the Audit Committee Chair and another member of the Audit Committee, the only two independent members with financial reporting expertise, resigned from the board. They were replaced with two new members who lack financial reporting expertise resulting in a material weakness in corporate governance as it relates to financial oversight. These control deficiencies by themselves do not directly result in a material misstatement to the financial statements; however, deficiencies in the control environment are pervasive in nature.

2.           Management review

The Company had limited accounting personnel to support the Chief Financial Officer during the annual financial close process. Specifically, the Company did not have personnel other than the Chief Financial Officer with expertise in complex accounting matters to enable effective review in complex accounting areas. As a result, material errors were identified and corrected prior to the issuance of the financial statements for the following accounts: inventory, deferred revenue, accrued liabilities and income taxes. This deficiency creates a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis.

3.           Inventory

The Company’s controls over inventory were not designed effectively. Specifically, the Company was not able to reconcile the stockpile movement during the year based on production records. This is largely a result of not being able to actively monitor production during the period the mill was being operated by Golden Eagle. This resulted in large adjustments to stockpile inventory at year end based on the results of the annual survey.

Remediation Plans

Management is undertaking the following initiatives for 2010:

1.           Control Environment

Management is currently updating the procedures for the Board of Directors and believes a formal fraud risk review program and will be implemented during the second quarter of 2010. As well, the Company is actively seeking additional resources for the Board of Directors and Audit Committee with financial expertise.

2.           Resource Constraints

Management is actively evaluating the need for additional accounting resources to support the segregation of duties within the organization. During the fourth quarter of 2009, one additional resource was identified at the operational level that will enhance management review procedures in 2010.

3.           Inventory

Management has been effectively tracking stockpile movement since the recommencement of operations in October of 2009 through the use of daily reporting and monthly reconciliations.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this annual report.

Changes in internal control over financial reporting

There have not been any changes during the year to internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the design and operating effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of December 31, 2009 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Item 15T. Controls and Procedures.

Not Applicable.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

We have determined that our all members of the audit committee are “independent” and are financially literate, meaning that he must be able to read and understand financial statements. The committee does not currently have a financial expert, however in the interim until one can be found the President and CEO, Robert Baldock, serves as the financial expert. The members of the Audit Committee are Messrs. Solomonidis, de Trentinian and Chafee.

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

No amendments to the Code were adopted during the year ended December 31, 2009. No “waiver” or “implicit waiver,” as such terms are defined in Form 20-F, were granted relating to any provision of the Code during the year ended December 31, 2009.

Item 16C. Principal Accountant Fees and Services.

The following chart summarizes the aggregate fees in Canadian dollars billed by our external auditors for professional services rendered during the fiscal years ended December 31, 2009 and 2008 for audit and non-audit related services:

Type of Work	Year Ended December 31, 2009	Year Ended December 31, 2008
Audit fees(1)	$275,000	$444,000
Audit-related fees(2)	nil	$50,000
Tax fees	nil	$35,000
All other fees	Nil	nil
Total	$275,000	$529,000

1.	Aggregate fees billed for our annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.

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

YUKON-NEVADA GOLD CORP.

Per:/s/ Robert F. Baldock

Robert F. Baldock
President and Chief Executive Officer

Date: March 31, 2010

ANNUAL REPORT ON FORM 20-F
for the year ended
December 31, 2009

EXHIBIT INDEX

Exhibit
No. Item	Description of Exhibit

1.1	Articles

4.1	2007 Stock Option Plan

12.1	Section 302 Certification by Robert F. Baldock, Chief Executive Officer, dated March 31, 2010.

12.2	Section 302 Certification by Shaun Heinrichs, Chief Financial Officer, dated March 31, 2010.

13.1	Section 906 Certification by Robert F. Baldock, Chief Executive Officer, dated March 31, 2010.

13.2	Section 906 Certification by Shaun Heinrichs, Chief Financial Officer, dated March 31, 2010.

Financial Statements

Consolidated Financial Statements
(Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

Years ended December 31, 2009, 2008 and 2007

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

The consolidated financial statements have been audited by external auditors, KPMG LLP. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

“Robert Baldock”	“Shaun Heinrichs”

Robert Baldock	Shaun Heinrichs
President and	Chief Financial Officer
Chief Executive Officer
March 26, 2010

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Yukon-Nevada Gold Corp.

We have audited the accompanying consolidated balance sheets of Yukon-Nevada Gold Corp. (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, comprehensive income (loss) , shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements are prepared assuming the Company will continue as a going concern. As discussed in note 1, continuing losses and negative working capital as at December 31, 2009 raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in the notes to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 26, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

YUKON-NEVADA GOLD CORP.
Consolidated Balance Sheets
(In thousands of US dollars)
As at December 31, 2009 and 2008

	2009	2008
		(revised - note 3)

Assets
Current assets:
Cash and cash equivalents	$185	$1,106
Accounts receivable and prepaid expenses	4,549	2,171
Inventories (note 7)	9,930	24,019
Future income taxes (note 15)	895	895
Asset held for resale	-	841
	15,559	29,032
Restricted funds (note 8)	29,175	28,484
Property, plant and equipment (note 9)	89,270	93,850
Mineral properties (note 10)	60,526	47,347
Other assets (note 11)	911	923

	$195,441	$199,636

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$39,564	28,599
Deferred revenue (note 21(a))	4,838	-
Payable on purchased ore	-	8,257
	44,402	36,856
Other long-term liabilities (note 13)	50	25
Asset retirement obligations (note 14)	35,907	32,688
Future income taxes (note 15)	15,372	8,419
	95,731	77,988
Shareholders' equity (note 16)
Share capital	227,075	206,778
Warrants	17,737	19,107
Contributed surplus	10,489	8,694
Accumulated other comprehensive income	2,273	2,273
Deficit	(157,864)	(115,204)
	99,710	121,648

Going concern (note 1)
Commitments and contingencies (note 21)
Subsequent event (note 23)

	$195,441	$199,636

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert Baldock”	Director	“Graham C. Dickson”	Director

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands of US dollars, except for share and per share amounts)
Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Gold sales	$9,913	$48,981	$64,460
Cost of gold sold	26,049	58,742	48,218
Gross margin – mining operations	(16,136)	(9,761)	16,242
Temporary shutdown costs (note 6)	10,550	13,115	-
Depreciation, depletion, and amortization	6,271	9,279	5,731
Accretion of asset retirement obligation (note 14)	2,890	2,117	1,082
Income (loss) from mine operations	(35,847)	(34,272)	9,429
Impairment of mineral properties and equipment (note 6)	653	76,363	-
General and administration	3,136	4,090	3,550
Stock–based compensation (note 16(d))	788	1,056	5,563
Income (loss) from operations	(40,424)	(115,781)	316
Other (loss) income:
Interest and other income (loss)	(7)	4,635	2,503
Loss on forward sales arrangements	-	(1,904)	(4,324)
Restructuring charges (note 6)	-	(4,532)	-
Foreign exchange gain (loss)	(2,125)	814	793
Interest expense	(248)	(667)	(218)
	(2,380)	(1,654)	(1,246)
Loss before income taxes	(42,804)	(117,435)	(930)
Income tax (expense) recovery (note 15)
Current	-	-	(33)
Future	144	12,075	(936)
	144	12,075	(969)

Loss for the year	(42,660)	(105,360)	(1,899)

Foreign currency translation adjustment	-	-	2,599
Comprehensive income (loss) for the year	$(42,660)	$(105,360)	$700

Loss per share – basic and diluted	$(0.13)	$(0.57)	$(0.02)
Weighted average number of shares outstanding (basic and diluted)	338,967,089	185,124,008	121,434,273

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Shareholders’ Equity
(In thousands of US dollars, except number of common shares)
Years ended December 31, 2009, 2008 and 2007

	Common shares
					Accumulated
		Amount	Warrants		other
	Shares	(revised	(revised	Contributed	comprehensive
	(000's)	note 3)	note 3)	surplus	income (loss)		Deficit	Total
Balance at January 1, 2007	58,950	$32,025	$687	$1,155	$(326	) $	(7,945)	$25,596
Issued on private placement (note 16(b)(vii))	42,352	56,580	15,129	–	–		–	71,709
Issued on private placement, flow through shares (note 16(b)(ix))	5,000	10,192	–	–	–		–	10,192
Exercise of options	993	530	–	(340)	–		–	190
Exercise of warrants	8,579	8,340	(687)	–	–		–	7,653
Exercise of agents options and warrants	812	1,084	–	–	–		–	1,084
Issued on acquisition of mineral properties (note 16(b)(viii))	58,437	89,049	–	–	–		–	89,049
Share issue costs	–	(5,532)	–	1,127	–		–	(4,405)
Flow through share renunciation	–	(3,902)	–	–	–		–	(3,902)
Warrants issued to Queenstake shareholders (note 16(c)(i))	–	–	1,828	–	–		–	1,828
Fair value of options issued to Queenstake options holders	–	–	–	116	–		–	116
Stockbased compensation (note 16(d))	–	–	–	6,034	–		–	6,034
Foreign exchange translation adjustment	–	–	–	–	2,599		–	2,599
Loss for the year	–	–	–	–	–		(1,899)	(1,899)
Other	10	–	–	–	–		–	–
Balance at December 31, 2007	175,133	188,366	16,957	8,092	2,273		(9,844)	205,844
Issued on private placement (note 16(b)(v))	79,800	1,470	1,829	–	–		–	3,299
Issued on private placement, flow through shares (note 16(b)(vi))	10,050	19,901	–	–	–		–	19,901
Exercise of options	267	356	–	(147)	–		–	209
Share issue costs (note 16(b)(v))	7,400	(606)	169	(307)	–		–	(744)
Flow through share renunciation	–	(2,709)	–	–	–		–	(2,709)
Stockbased compensation (note 16(d))	–	–	–	1,056	–		–	1,056
Loss for the year	–	–	–	–	–		(105,360)	(105,360)
Other	5	–	152	–	–		–	152
Balance at December 31, 2008	272,655	206,778	19,107	8,694	2,273		(115,204)	121,648
Issued on private placement (note 16(b) (i)- (iv))	90,383	3,686	2,854	–	–		–	6,540
Share issue costs (note 16(b)(iii)(iv))	1,805	111	34	(80)	–		–	65
Exercise of warrants	225,883	21,881	(3,603)	–	–		–	18,278
Expiry of warrants	–	–	(655)	655	–		–	–
Exercise of options	120	30	–	(13)	–		–	17
Flow through share renunciation	–	(5,411)	–	–	–		–	(5,411)
Stockbased compensation (note 16(d))	–	–	–	1,233	–		–	1,233
Loss for the year	–	–	–	–	–		(42,660)	(42,660)
Balance at December 31, 2009	590,846	$227,075	$17,737	$10,489	$2,273		$(157,864)	$99,710

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Cash Flows
(In thousands of US dollars)
Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash provided by (used in):

Operations
Net loss for the year	$(42,660)	$(105,360)	$(1,899)
Items not affecting cash:
Depreciation, depletion, and amortization	6,271	9,279	5,731
Accretion of asset retirement obligation	2,890	2,117	1,082
Impairment of mineral properties and equipment	653	76,363	-
Stock-based compensation	1,027	1,056	5,563
Dilution loss on joint venture	45	-	-
Loss (gain) on disposal of asset	199	(2,450)	(123)
Reclamation payments	-	195	187
Unrealized (gain) loss on forward sales	-	(952)	993
Future income tax (recovery) expense	(144)	(12,075)	936
Unrealized foreign exchange (gain)loss	1,978	(1,668)	(763)
Warrants issues for debt financing	-	152	-
Change in non cash working capital (note 17(a)(iii))	10,352	14,931	(23,475)
Cash used by operating activities	(19,389)	(18,412)	(11,768)
Investing
Acquistion of Queenstake, net of cash acquired of $2,450	-	-	(233)
Restricted funds	(328)	7,476	(1,092)
Short-term investments	-	173	936
Mineral property expenditures	(3,477)	(29,104)	(26,588)
Deferred acquistion costs	-	-	(111)
Property, plant and equipment expenditures	(2,629)	(25,703)	(6,266)
Proceeds from sale of assets	112	4,480	123
Cash used by investing activities	(6,322)	(42,678)	(33,231)
Financing
Due to related parties	-	-	(12)
Notes payable and capital leases	(45)	(1,323)	(8,382)
Common shares issued for cash	6,540	23,201	80,346
Share issue costs	-	(995)	(4,407)
Common shares issued upon exercise of shareholder warrants	18,278	-	7,654
Common shares issued upon exercise of agents’ options and warrants	-	-	744
Common shares issued upon exercise of stock options	17	209	530
Cash provided by financing activities	24,790	21,092	76,473

Effect of exchange rate changes on cash	-	-	5,288
Increase (decrease) in cash and cash equivalents	(921)	(39,998)	36,762

Cash and cash equivalents, beginning of year	1,106	41,104	4,342
Cash and cash equivalents, end of year	$185	$1,106	$41,104

Supplemental cash flow information (note 17)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

1.	Going Concern:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold has been produced in Nevada, USA (Jerritt Canyon) and gold exploration activities are being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

During the third quarter of 2008 the Company determined that under current conditions the Jerritt Canyon mine was not economic, and the mine was shutdown on August 8, 2008. The Company did not have persuasive evidence that the capitalized costs associated with the mineral properties could be recovered. Accordingly, management wrote off all costs ($69.4 million) related to the mineral property and an additional $2.2 million of property, plant and equipment and a provision of $4.7 million related to the increase in the asset retirement obligation (see note 6).

Subsequent to the mine closure, the Company began work on addressing a number of key operational issues that had previously caused the mine to operate at a loss plus issues related to the stop order issued by the Nevada Division of Environmental Protection (“NDEP”) in the first quarter of 2008 in order to receive permission to restart the milling operations. These issues included bringing the evaporation pond into operational use and beginning the drawdown of the tailings pond, finalizing engineering design plans of a new mercury emissions system, and the cleanup of waste materials onsite. The Company addressed all of these requirements and received approval from the NDEP to restart milling operations on March 25, 2009, with the requirement that the new mercury emissions system as proposed would be completed by May 31, 2009.

On May 30, 2009, the roaster circuits at Jerritt Canyon were once again shut down as delays in receiving critical components of the new mercury emissions system resulted in the Company being unable to meet the May 30, 2009 installation date. The system was completed in July 2009 and in October 2009 the Company obtained a consent decree to allow for the restart of the Jerritt Canyon facility from the Attorney General representing the NDEP.

Upon recommencement of operations, the Company continued to mill the remaining stockpiles on site as well as pursue toll milling opportunities at the Jerritt Canyon site. Additional financing is required in order to fund further development of the Jerritt Canyon mines and enable a return to mining once the necessary infrastructure work has been completed. Management is currently pursuing financing alternatives and believes it will be able to secure the required financing in the near future (see note 23(b)). Should such financing be obtained, Management believes that the remaining property, plant, and equipment costs can be fully recovered through a combination of toll milling and a return to mining.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

At December 31, 2009 the Company had a working capital deficiency of $28.8 million. These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover it’s investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

2.	Significant accounting policies:

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences between Canadian GAAP and U.S. GAAP are disclosed in Note 22. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

	(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. Yukon-Shaanxi Mining Company is an incorporated joint venture and the pro rata share of the assets and liabilities are included in the accounts of the Company. All material intercompany transactions and balances have been eliminated. The subsidiaries and percentage of ownership at December 31, 2009 are as follows:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
Yukon-Shaanxi Mining Company - Joint Venture (Yukon)	37.5%

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

(c)	Inventories

Work-in-process inventories are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing and sales costs. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of property, plant and

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

equipment and mineral properties. Purchased ore is recorded at cost based on the contracted purchase price, net of an allowance for the Company’s processing charged to a third party.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Cost is based on the related three-month period’s average costs. Net realizable value is after a reasonable allowance for sales costs. Materials and supplies inventories are valued at the lower of average cost and net realizable value, net of a provision for obsolescence with respect to identified inventory items.

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciations and depletion on Jerritt Canyon mine equipment and mineral properties.

(e)	Assets Held for Resale

Assets held for resale are carried at fair value with unrealized gains and losses at the reporting date recognized in income in the statement of operations.

(f)	Property, plant and equipment:

Property, plant and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Property, plant and equipment used in exploration is depreciated and included in mineral properties. Depreciation rates are as follows:

Buildings	20 years
Computer hardware and software	3 years
Equipment and facilities	5 - 20 years
Furniture and fixtures	7 years
Leasehold improvements	straight-line over the term of the lease
Vehicles	3 - 7 years

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

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

The Company monitors the recoverability of long-lived assets based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company records an impairment loss in the period it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds its fair value.

(i)	Asset retirement obligations:

The fair value of an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is adjusted to reflect the passage of time (accretion expense) and for changes in estimated future cash flows. Accretion expense is charged to the statement of operations, while adjustments related to changes in estimated cashflows are recorded as increases or decreases in the carrying value of the asset. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(j)	Stock based compensation:

The Company has established a stock-based compensation plan as described in note 16(d). The Company measures stock-based compensation at fair value and recognizes costs over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options issued to directors, employees and service providers is expensed as stock-based compensation and is credited to contributed surplus. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to contributed surplus. Upon exercise, the proceeds of the options are credited to capital stock at the option price and the fair value of the options, as previously recorded, is reclassified from contributed surplus to capital stock.

(k)	Revenue recognition

Revenue is recognized when there is pervasive evidence that a metal sale contract exists, delivery to the customer has occurred, legal title has passed and the sales price and timing of payment has been agreed upon with the purchaser and collections is reasonable assured.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(l)	Income taxes:

The Company recognizes income tax assets and liabilities using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available for tax purposes to be carried forward to future years. A valuation allowance is provided against future income tax assets to the extent that realization is not considered to be more likely than not.

(m)	Flow-through shares:

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The Company recognizes a future income tax liability, with an offset to share capital, when it renounces these expenditures to shareholders.

(n)	Warrants

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(o)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Significant estimates and judgments include those relating to the assessment of the Company’s ability to continue as a going concern, mineral properties including amount of expenditures to be capitalized, and estimates required to determine whether impairment of long lived assets is required, asset retirement obligations, the fair valuation of stock options, share purchase warrants and agent's options issued, and the recognition of income tax assets and liabilities. Actual results may differ from those estimates and judgments.

(p)	Loss per share:

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

Years ended December 31, 2009, 2008 and 2007

Existing stock options (note 16(d)) and share purchase warrants (note 16(c)) have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share amounts are the same.

(q)	Investment in joint venture:

The Company conducts a portion of its exploration business through the joint venture Yukon-Shaanxi Mining Company (YSMC). The joint venture is bound by a contractual agreement which establishes the joint control for each of the venturers. The Company records its proportionate share of the joint ventures assets, liabilities, revenues and operating costs.

(r)	Financial instruments

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the statement of operations. Financial assets and financial liabilities considered held-to- maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in the accumulated other comprehensive income until realized or a loss in value is determine to be other than temporary. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

(s)	Comprehensive income/loss

Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated comprehensive income are disclosed in the consolidated statement of shareholders’ equity.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(t)	Foreign currency translation

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

• Monetary assets and liabilities at the exchange rate at the balance sheet date.

• Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(u)	Comparative figures:

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	Change in Accounting Policy

In the first quarter of 2009, the Company retrospectively changed the accounting policy used for valuation of warrants issued. Previously, proceeds received on units issued by the Company consisting of a combination of common shares and warrants were assigned first to the warrants as determined by a Black Scholes model with the balance to the common shares. The new policy assigns the proceeds to common shares and warrants based on the relative fair values of the common shares and warrants. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes model. As a result of this change, opening share capital was increased by $4.3 million, with an offsetting decrease in the assigned value of warrants. The Company believes that the relative fair value provides a better measure of the fair value of each instrument for accounting purposes.

4.	Adoption of new accounting standards:

Goodwill and Intangible Assets:

(a)

On January 1, 2009, the Company adopted a new accounting standard Section 3064, Goodwill and Intangible Assets, replacing accounting standard Section 3062, Goodwill and Intangible Assets, and accounting standard Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

(b) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities:

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ended December 31, 2009, with retrospective

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

(c)	Mining Exploration Costs:

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company for the year ended December 31, 2009, with retrospective application. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

(d)	Financial Instruments:

In 2009, the Company adopted the amendments to CICA to Handbook Section 3862 – Financial Instruments – Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The additional disclosures are included in note 20.

On July 1, 2009, the Company adopted the amendments to CICA to Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

5.	Future accounting changes:

In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace existing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. As a result, the Company has developed a plan to convert its consolidated financial statements to IFRS and will commence reporting on an IFRS basis in the quarter ended March 31, 2011 with comparative 2010 data on an IFRS basis as required. The adoption of IFRS will have a significant impact on property, plant and equipment, asset retirement obligation, provisions and accumulated other comprehensive income.

6.	Temporary Shutdown Costs

Between February 22, 2008 and April 30, 2008, the Company temporarily suspended mining and processing operations at the Jerritt Canyon mine in order to upgrade and install several components within the mill and the mine facilities.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

On August 8, 2008 the Company announced the suspension of underground mining activity at the Jerritt Canyon property. The mill was subsequently shut down from August 15, 2008 until receipt of permission to restart from the NDEP on March 25, 2009. Expenses incurred during the shut downs were recorded either as capital or, if they were determined to be maintenance or support expenses, as temporary shutdown costs. Temporary shutdown costs were $10.6 million and $13.1 million for the years ended December 31, 2009 and 2008, respectively.

The August 2008 shutdown resulted in a work force reduction of 394 employees, all located at the Jerritt Canyon location. A related restructuring charge of $4.5 million arose from the severance and vacation payments due to former employees of the Company. As of December 31, 2009, the Company had paid $2.6 million of this obligation.

Due to the absence of a profitable long term mine plan, the Company wrote down the Jerritt Canyon mineral properties to their estimated fair value, which management determined to be nil based on market conditions at the time. The impairment expense recorded during the third quarter of 2008 was $69.4 million for mineral properties. An additional $2.2 million of property, plant and equipment related to the mine was written off in the fourth quarter of 2008. Also included in the impairment expense in the fourth quarter of 2008 was a provision of $4.7 million related to the increase in the asset retirement obligation. This impairment charge was a non-cash transaction. The following table summarizes the values used in the write-down of the Jerritt Canyon mineral properties, property, plant and equipment and increase in the asset retirement obligation recorded in the third and fourth quarter of 2008.

Fair value assigned on acquisition	$44,306
Development spending	13,995
Value beyond proven and probable	13,713
Depletion of producing properties	(2,607)
Property, plant and equipment	2,243
Increase in asset retirement obligation	4,713
$76,363

On May 30, 2009, Jerritt Canyon shutdown roaster operations due to a delay in the fabrication of certain fiberglass ductwork required in the construction of the new mercury emission control system. This resulted in the Company being unable to meet the deadline for this equipment to be installed as set by the NDEP. On October 20, 2009, after coming to an agreement with the NDEP in the form of a Consent Decree to resume production, the Company has restarted mining and milling operations at Jerritt Canyon (note 1).

The 2009 impairment expense relates to a tailings expansion project being discontinued during the year and previously capitalized environmental costs being written off.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

7.	Inventories:

	2009	2008

Finished goods	$1,316	$26
Stockpiled ore	-	2,655
Purchased ore	5,340	17,872
Work in progress	558	-
Materials and supplies	2,716	3,466
	$9,930	$24,019

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. Included in cost of gold sold and depreciation, depletion and amortization expense on the statement of loss are total inventory related costs of $0.6 million (2008 – $3.4 million, 2007 – $9.2 million) and $0.3 million (2008 – $1.4 million, 2007 – $0.9 million), respectively. As at December 31, 2009, there is a net realizable value adjustment (expense) of $0.4 million (December 31, 2008 - $0.6 million).

8.	Restricted funds:

	2009	2008
AIG commutation account (a)	$25,580	$25,289
Water use license letter of credit (c)	2,940	2,535
Workmens' compensation self-insurance	431	423
Cash pledged as security for letters of credit	224	206
Cash restricted for future exploration in Canada (b)	-	2
Other	-	29
	$29,175	$28,484

(a)

The Company purchased from American Insurance Group (AIG) an environmental risk transfer program (the “ERTP”) (note 11). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations. During 2009, the Company earned $0.4 million in interest from the commutation account. During 2008 the company received $5.0 million from the account related primarily to a payment settlement for the construction of the evaporation pond at Jerritt Canyon, earned $1.0 million in interest revenue and contributed an additional $2.2 million to the bonding.

(b)

During 2008, the Company raised C$20.1 million by way of private placements of flow-through shares. Under the conditions of these private placements, the funds must be spent in 2008 and 2009 on Canadian Exploration Expenditures (CEE) on properties located in Canada. At December 31, 2008, only a nominal cash balance was available due to the use of cash on non-flow through expenditures. In 2009, the Company incurred sufficient expenditures to meet its requirements under the flow through agreements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(c)	The Yukon Territorial Government has a letter of credit with the Company which was put in place to secure payment of potential reclamation work relating to the Ketza River project.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

9.	Property, plant and equipment:

Property, plant and equipment comprise:

		2009			2008
		Accumulated	Net book		Accumulated
	Cost	amortization	value	Cost	amortization	Net book value
Jerritt Canyon mine, USA	$105,685	$17,032	$88,653	$103,935	$11,036	$92,899
Ketza River project, Canada	1,642	1,126	516	1,643	780	863
Corporate and other, Canada	239	138	101	185	97	88
	$107,566	$18,296	$89,270	$105,763	$11,913	$93,850

The continuity of property, plant and equipment is as follows:

		2009			2008
		Accumulated	Net book		Accumulated
	Cost	amortization	value	Cost	amortization	Net book value
Opening, January 1	$105,763	$11,913	$93,850	$86,595	$4,786	$81,809
Addtions	2,629	n/a	2,629	25,705	n/a	25,705
Depreciation	n/a	6,425	(6,425)	n/a	7,892	(7,892)
Disposals	-	-	-	(2,029)	-	(2,029)
Write-downs	(772)	(42)	(730)	(2,915)	(670)	(2,245)
Reclass	(54)	-	(54)	(935)	(95)	(840)
Other	-	-	-	(658)	-	(658)
Closing, December 31	$107,566	$18,296	$89,270	$105,763	$11,913	$93,850

The Company recorded a $0.7 million (2008 - $2.2 million) impairment charge on property, plant and equipment. In 2009 the impairment charges related to certain projects which the Company elected not to continue with. With the closure of the mine in August of 2008, the Company disposed of selected mining assets and began actively marketing others. At the end of December 31, 2008, the Company was actively marketing an asset under capital lease of $0.8 million which subsequently sold in 2009.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

10.	Mineral properties:

		Additions
	2008	(disposals)	2009

Ketza River project, Canada (b)	$45,240	$12,853	$58,093
Silver Valley project, Canada (b)	1,334	174	1,508
Arizona project, USA (c)	589	2	591
Yukon-Shaanxi project, Canada (d)	169	158	327
Other Yukon and BC projects, Canada (e), (f)	15	(8)	7
	$47,347	$13,179	$60,526

(a)	Jerritt Canyon, Nevada:

The Company has a 100% interest in the Jerritt Canyon property which consists of two gold producing mines, the SSX-Steer complex and the Smith mine. The carrying value of Jerrit Canyon is nil at December 31, 2008 and 2009 due to a $69.4 million impairment charge on Jerritt Canyon mineral properties recorded in 2008 (note 6).

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

Years ended December 31, 2009, 2008 and 2007

(f)	Other Yukon Base Metals properties:

	(i)	Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon. The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of C$40,000 over a five year period and incurring C$150,000 of exploration expenditures over that period. Upon exercise of the initial option, Yukon Zinc will have an additional option to acquire an additional 26% interest in the property by paying the Company C$25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional C$500,000 of exploration expenditures over two years from date of election of the additional option.

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

These properties have nominal carrying values.

11.	Other assets:

Other assets consist of insurance policies associated with the Company’s ERTP (note 8(a)):

	(a)	Environmental Risk Transfer Program / Reclamation cost cap insurance:

The ERTP purchased from AIG includes a reclamation and mine closure cost cap insurance policy. The insurance policy provides coverage for future reclamation and mine closure costs related to disturbances in existence at June 30, 2003, if they exceed those funded by the Commutation Account (note 8). If these reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. In the event that these reclamation costs are more than the Commutation Account balance, the cost cap insurance policy will pay the excess costs up to a defined maximum (note 20(b)(ii)).

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

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

12.	Related party transactions:

During the year, the Company was charged a total of $0.2 million (2008 - $0.2 million, 2007 - $0.3 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2009 is $0.2 million (2008 – $0.1 million). A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses. In 2007, a portion of these costs were also included in the transaction costs associated with a business combination.

During 2007, the Company was charged $0.1 million in management fees by a company owned by a director of the Company.

In 2009, the Company engaged in several transactions with Tagish Lake Gold Corp (“Tagish Lake”). The Chief Operating Officer of the Company is currently the President of Tagish Lake and one of the Directors of the Company is also a director of Tagish Lake. During 2009, the Company advanced funds of $0.4 million and purchased a loan receivable from a creditor of Tagish Lake for $0.5 million that is secured by the Skukum property owned by Tagish Lake.

In 2009, the Company was charged a total C$1.8 million by a Company owned by a director of the Company, for the management of the Yukon properties. As well, the Company was charged C$2.4 million (2008 – nil, 2007 – nil) for metallurgical and geological services provided by a director of the Company.

The company measures the related party transactions at the carrying value.

13.	Other long-term liabilities:

	2009	2008

Capital leases	$80	$810
Current portion of capital leases	(30)	(785)
	$50	$25

The Company has two capital lease obligations with respect to mine equipment in use at Jerritt Canyon. The lease obligations bear interest at rates between 8 and 9 percent. In 2008, the current portion of capital leases is primarily comprised of $0.7 million for the property, plant, and equipment classified as held for resale. The current portion is included in accounts payable and accrued liabilities.

14.	Asset retirement obligations:

	2009	2008

Balance, beginning of year	$32,688	$26,528
Accretion expense	2,890	2,117
Foreign exchange	402	(521)
Reclamation spending	(73)	(130)
Revisions in estimates of liabilities	-	4,694

	$35,907	$32,688

The Company’s asset retirement obligations consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $32.9

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

million (2008 - $30.2 million) reflecting payments for approximately the next 20 years. The present value of obligations relating to exploration activity in the Yukon properties are currently estimated at $3.0 million (2008 -$2.4 million) reflecting payments for approximately the next 11 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of this liability is $58.0 million (2008 - $58.0 million). An inflation rate assumption of 2% has been used. An accretion expense component of $2.9 million (2008 - $2.1 million, 2007 - $1.1 million) has been charged to operations to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a credit adjusted risk free rate of 8%. Revisions of estimates in 2008 used a credit risk free rate of 14%. There were no revisions in 2009.

15.	Income taxes:

The Company has income tax loss carry forwards of approximately $58.1 million (2008 - $84.0 million). Under a change of control provision under Section 382: Change-of-Ownership Trigger of the IRS code, restrictions are in place on pre-2009 loss carryforwards due to more than 50 per cent, on a fully diluted basis, of the Company’s share ownership changing with the 2008 private placement. The Company will have an annual limitation of $0.3 million of these losses available to offset future income. The loss carry forwards if unused, expire as follows:

2010 - 2015	$756
2015	1,133
2026	1,575
2027	3,129
2028	7,892
2029	43,636

$58,121

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

The components of future income taxes are as follows:

	2009	2008

Future income tax assets, current
Non-capital loss carry forwards	$895	$895

Future income tax assets, non-current
Asset retirement obligation	$910	$728
Non-capital loss carry forwards	19,833	22,719
Share issue costs	714	1,118
Unrealized foreign exchange	90	-
Mineral property and property plant and equioment book less
tax basis	36,838	37,168
Other	2,796	395
	$61,181	$62,128
Valuation allowance	(39,339)	(36,358)
	21,842	25,770

Future income tax liabilities, non-current
Mineral property and property plant and equipment book less
tax basis	$(37,214)	$(32,025)
Unrealized foreign exchange	-	(2,164)
Other	-	-
	(37,214)	(34,189)
Net future income tax liability, non-current	$(15,372)	$(8,419)

The Company has recorded a valuation allowance against certain of its future income tax assets as management does not believe it is more likely than not that sufficient taxable income will be generated during the carry forward period to realize all the future tax assets.

During 2009 the Company renounced C$20.1 million (2008 – C$10.0 million) of CEE to flow-through shareholders. The result of this renunciation was that the “Cumulative Canadian Exploration Expenses” pool of the Company resources was reduced and a C$6.0 million (2008 - C$3.0 million) future income tax liability was recorded on the date of renunciation.

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Net loss before taxes	$(42,804)	$(117,435)	$(930)
Federal statutory tax rate	34.86%	35.46%	37.12%
Tax based on statutory income tax rate	(14,921)	(41,642)	(345)
Non-deductible expenses	2	121	18
Share issuance costs	-	-	(1,948)
Non-deductible stock-based compensation	226	311	1,933
Loss (gain) not recognized for tax purposes	2,160	1,230	(274)
Change in valuation allowance	2,981	28,393	2,385
Change in tax rate and other	(4,616)	40	(708)
Impact of lower foreign taxes	-	(528)	(92)
Unrecognized tax assets	14,024	-	-
Income tax (recovery) expense	$(144)	$(12,075)	$969

16.	Share capital:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding:

(i)

On December 1, 2009, the Company closed a non-brokered private placement for a total of 10.0 million units (the "Units") at a price of C$0.10 per Unit for proceeds of $0.9 million. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 18 months of closing of the private placement.

(ii)

In August 2009 the Company closed two non-brokered private placements for a total of 41.1 million units (the "Units") at a price of C$0.10 per Unit. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

(iii)

On April 24, 2009 the Company closed a non-brokered private placement for a total of 12.0 million units (the "Units") at a price of C$0.06 per Unit for proceeds of $0.6 million. In addition, a finder's fee of 0.4 million units was paid on the private placement. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

(iv) On February 27, 2009 the Company closed two non-brokered private placement as follows:

10.0 million units ("Unit 1") were issued at a price of C$0.05 per Unit 1 for proceeds of $0.4 million. Each Unit 1 consisted of one common share and two series of common share purchase warrants. The first warrant (the "Series A Warrant") can be exercised to purchase one additional common share at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series B Warrant") can be exercised to purchase one additional common share at a price of C$0.09 per share within 18 months of closing of the private placement. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

17.3 million units ("Unit 2") were issued at a price of C$0.06 per Unit 2 for proceeds of $0.8 million. In addition, 0.4 million Unit 2 units were issued as a finder's fee in connection with the private placement.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Each Unit 2 consists of one common share and one common share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional common share at a price of C$0.08 within 24 months of closing of the private placement.

(v)

On December 19, 2008, the Company closed a non-brokered private placement for a total of 79.8 million units (the "Units") for proceeds of $3.3 million. In addition, 7.4 million units were issued as a finder's fee in connection with the private placement. Each Unit consisted of one common share and two series of common share purchase warrants. The first warrant (the "Series A Warrant") can be exercised to purchase one additional common share at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series B Warrant") can be exercised to purchase one additional common share at a price of C$0.09 per share within 18 months of closing of the private placement.

(vi)	On May 2, 2008, the Company closed a non-brokered private placement of 10.1 million flow-through shares at a price of C$2.00 per share for proceeds of $19.9 million.

(vii)	On October 5, 2007, the Company closed a non-brokered private placement of 5 million flow-through shares at a price of C$2.00 per share.

(viii)

On June 20, 2007, the Company closed a private-placement of 42.4 million common share units at a price of C$1.80 per unit. Each unit consisted of one common share of the Company and one-half of one share purchase warrant or 21.2 million share purchase warrants that entitles the holder to purchase one common share of the Company for C$3.00. The share purchase warrants expire on June 20, 2012.

(ix)

On June 20, 2007 the Plan of Arrangement to combine the operations of the Company and Queenstake Resources Ltd was executed. Pursuant to the Plan of Arrangement, the Company issued one common share for 10 shares of Queenstake for 100% of the outstanding shares of Queenstake, a total of 58.4 million shares. The consideration for each 10 Queenstake shares was valued at C$1.62, the average closing price of the Company’s shares on the TSX before and after the announcement date of March 22, 2007.

(x)

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

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(c)	Warrants:

Where the warrants are issued as part of a unit comprised of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes pricing model. Where the warrant is issued and not attached to a common share, they are valued using the Black Scholes pricing model.

The following warrants were outstanding as of December 31, 2009:

			In thousands
					Warrants
		Exercise	December	Warrants	exercised/	December	Carrying
Expiry date	Note	price (C$)	31, 2008	issued	expired	31, 2009	value
January 16, 2009		$1.80	1,000	-	(1,000)	-	$-
April 12, 2010		5.50	2,851	-	-	2,851	1,172
June 20,2012	12(b)(viii)	3.00	21,426	-	-	21,426	15,282
December 17, 2009	12(b)(v)	0.07	87,200	-	(87,200)	-	-
June 17, 2010	12(b)(v)	0.09	87,200	-	(85,200)	2,000	21
February 25, 2011	12(b)(iv)	0.08	-	17,733	(17,333)	400	8
February 24, 2010	12(b)(iv)	0.07	-	11,000	-	11,000	140
August 24, 2010	12(b)(iv)	0.09	-	10,000	-	10,000	118
April 24, 2011	12(b)(iii)	0.08	-	12,400	(5,600)	6,800	150
February 7, 2012	12(b)(ii)	0.125	-	18,830	(10,000)	8,830	334
February 28, 2012	12(b)(ii)	0.125	-	22,220	(20,550)	1,670	61
June 1, 2011	12(b)(i)	0.125	-	10,000	-	10,000	451
			199,677	102,183	(226,883)	74,977	$17,737

The following are shareholder warrants outstanding as of December 31, 2008:

			In thousands

		Exercise	December	Warrants	Warrants	December	Carrying
Expiry date	Note	price (C$)	31, 2007	issued	exercised	31, 2008	value
January 16, 2009		$1.80	1,000	-	-	1,000	$655
April 12, 2010		5.50	2,851	-	-	2,851	1,172
June 20,2012		3.00	21,176	250	-	21,426	15,282
December 17, 2009	12(b)(ii)	0.07	-	87,200	-	87,200	1,033
June 17, 2010	12(b)(ii)	0.09	-	87,200	-	87,200	965
			25,027	174,650	-	199,677	$19,107

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

The fair value of the warrants were determined using the following assumptions:

				Weighted
		Risk-free	Dividend	average
Issue date	Expiry date	interest rate	yield	expected life	Volatility
June 20, 2007	April 12, 2010	4.25%	-	2.8	79%
June 20, 2007	January 16, 2009	4.25%	-	1.6	79%
June 20, 2007	June 20, 2012	4.25%	-	5.0	79%
June 20, 2007	June 20, 2012	3.24%	-	4.0	96%
December 17, 2008	December 17, 2009	1.79%	-	1.0	195%
December 17, 2008	June 17, 2010	1.79%	-	1.5	161%
February 24, 2009	February 24, 2010	1.39%	-	1.0	213%
February 24, 2009	August 24, 2010	1.39%	-	1.5	177%
February 25, 2009	February 25, 2011	1.39%	-	2.0	156%
April 24, 2009	April 24, 2011	1.10%	-	2.0	163%
August 7, 2009	February 7, 2012	1.33%	-	2.5	154%
August 28, 2009	February 28, 2012	1.39%	-	2.5	177%
December 1, 2009	June 1, 2011	1.31%	-	1.5	100%

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

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

Under the fair value method, the total fair value of the stock based compensation recognized was $1.2 million in 2009 (2008 - $1.1 million, 2007 - $6.0 million) at a weighted average fair value of C$0.15 per stock option (2008- C$0.90). Of this amount, $0.2 million (2008 - $1.1 million, 2007 - $5.6 million) is included in operations and $0.2 million (2008 – nil, 2007 - $0.5 million) is included in mineral properties (cost allocated to fair value of options granted to Ketza River contractors). The fair value of the options at the date of grant has been estimated using the Black-Scholes option pricing model using the following assumptions:

			Weighted
	Risk-free	Dividend	average
Grant date	interest rate	yield	expected life	Volatility
January 26,2006	3.00%	-	5	97%
March 28, 2006	3.00%	-	5	90%
November 10, 2006	4.50%	-	5	84%
December 12, 2006	4.13%	-	5	85%
January 5, 2007	4.14%	-	5	84%
April 3, 2007	4.24%	-	5	81%
June 25, 2007	4.25%	-	5	79%
July 5, 2007	4.72%	-	5	78%
August 10, 2007	4.53%	-	5	78%
September 14, 2007	4.14%	-	2	78%
November 13, 2007	3.91%	-	5	77%
February 22, 2008	3.22%	-	2	70%
March 28, 2008	3.35%	-	5	98%
June 19, 2008	3.24%	-	5	96%
July 17, 2009	2.44%	-	5	139%
September 29, 2009	2.33%	-	5	139%

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Continuity of stock options outstanding for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Options	Weighted average
	outstanding	exercise price
	(000's)	(C$/option)
At January 1, 2007	4,094	0.75
Granted	9,232	2.23
Exercised	(1,792)	0.97
At December 31, 2007	11,534	1.90
Granted	1,050	1.37
Exercised	(3,715)	2.21
At December 31, 2008	8,869	1.71
Granted	21,585	0.15
Exercised	(120)	0.15
Expired	(4,297)	1.41
At December 31, 2009	26,037	0.40

The following information pertains to the options outstanding at December 31, 2009 are as follows:

	Outstanding				Vested
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Options	exercise	remaining	Options	exercise	remaining
Exercise Price	outstanding	price	contractual	outstanding	price	contractual
(C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)
0.15-0.59	21,465	0.15	4.6	8,865	0.15	4.6
060-0.82	1,290	0.62	0.6	1,290	0.62	0.6
0.83-1.60	325	1.46	2.3	325	1.46	2.3
1.61-1.75	2,082	1.73	2.6	2,082	1.73	2.6
2.77-5.70	875	2.73	2.0	875	2.73	2.0
	26,037	0.40	4.1	13,437	0.64	3.7

17.	Supplemental information:

(a)	Cash flow information

(i)	Non-cash transactions:

	2009	2008	2007

Shares issued on acquisition of Queenstake	$-	$-	$89,049
Warrants issued on acquisition of Queenstake	-	-	1,828
Stock options issued on acquisition of Queenstake	-	-	116
Stock-based compensation included in mineral properties	202	-	47

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(ii)	Operating activities included the following cash payments:

	2009	2008	2007

Interest paid	$168	$257	$217

(iii)	Net change in non-cash working capital:

	2009	2008	2007

Accounts receivable and prepaid expenses	$(2,366)	$5,334	$(2,682)
Inventories	13,901	12,793	(15,094)
Accounts payable and accrued liabilities	2,236	7,394	(8,043)
Deferred revenue	4,838	-	-
Payable on ore purchase	(8,257)	(10,590)	2,344
	$10,352	$14,931	$(23,475)

(b)	Interest in joint venture

The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. Despite the decrease in ownership from 50% to 37.5% the Company continues to have 50% representation on the board of directors, and the interest is therefore accounted for as a joint venture. The Company records its proportionate share of assets, liabilities, revenues, operating expenses and other income (expense) of the joint ventures. Should the composition of the board change to align with the current ownership structure the accounting treatment would follow the equity method to reflect the reduced control. The following condensed statements of earnings and balance sheets for the year ended December 31, 2009 and 2008 detail the amounts relating to the Company’s interest in a joint venture that has been proportionately consolidated.

	2009	2008
Ownership percentage	37.5%	50.0%

Proportionate share of expenses	$165	$18
Proportionate share of assets
Cash	$89	$938
Property plant and equipment	18	15
Accounts receivable	910	124
Mineral properties	327	169
	$1,344	$1,246
Proportionate share of liabilities	$4	$8

18.	Segmented information:

All of the Company’s operations are related to the gold mining industry. As of the end of December 31, 2009 the Company had one gold mine (Jerritt Canyon) located in Nevada, USA. The Company has exploration properties in Canada and the USA.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Assets and liabilities held by geographic location are as follows:

	2009	2008
Asset
Canada	$66,771	$53,329
USA	128,670	146,307
	$195,441	$199,636
Liability
Canada	$31,637	$14,470
USA	64,094	63,518
	$95,731	$77,988

19.	Capital Management:

The Company manages its common shares, stock options and warrants as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders. To meet this objective the Company will attempt to ensure it has sufficient cash resources to pursue the exploration and development of its mineral properties and fund potential acquisitions and future production in its Jerritt Canyon operations.

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

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2009.

20.	Financial Instruments:

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Restricted funds as designated as held for trading and carried at fair value with unrealized gains and losses at the reporting date recognized in income. Interest income and expense are both recorded in income.

The fair values of accounts receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments. Accounts receivables are classified as loan and receivables and accrued liabilities are classified as other liabilities

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

The amendments to Section 3862 (note 4) introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2009, cash and cash equivalents and restricted cash which are valued on the balance sheet using quoted prices in active markets are included in level 1.

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

The Company is exposed to foreign currency risk due to fluctuations in the value of the Canadian dollar. Foreign currency risk arises from purchase transactions as well as financial assets and liabilities denominated in Canadian dollars.

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

The Company is exposed to currency risk through its cash and cash equivalents, marketable securities, accounts receivable, restricted funds and accounts payable and accrued liabilities denominated in Canadian dollars as follows, based on notional amounts:

In thousands of CAD	2009	2008
Cash and cash equivalents	$398	$1,295
Accounts receivable	1,901	1,482
Restricted funds	3,324	3,341
Accounts payable and accrued liabilities	13,022	4,413

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Based on the above net exposures as at December 31, 2009, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in a $0.7 million increase or decrease, respectively, in operating results and shareholder equity.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

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

	(i)	Cash and cash equivalents and restricted funds

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

	(ii)	Accounts receivable and prepaid expenses

Substantially all of the Company’s trade receivables are based in the US and are with a single counterparty. The Company has transacted with this counterparty for several years and there is no history of loss arising from receivable amounts.

The Company also maintains funds of $25.6 million, included in restricted funds (note 8), with a third party insurer with a Standard & Poor’s rating of A+ to fund future reclamation costs at Jerritt Canyon. The

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

Other significant deposits and receivables are either held by or due from government agencies and relate to the funding of future closure costs at Jerritt Canyon or goods and services input tax credits.

The Company does not have any receivables or deposits that would be considered impaired or otherwise uncollectible, therefore no allowance for doubtful accounts is required.

The Company’s receivables are comprised of the following items:

•

Input tax credits $0.4 million recoverable from the Canada Revenue Agency (“CRA”) for goods and services tax paid to vendors. The Company has assessed that there is no uncertainty of the credit worthiness of the CRA or the Company’s ability to receive these funds.

•

A loan to Tagish Lake Gold Corp held by the Company’s 37.5% owned joint venture, YSMC, for $0.5 million as well as a lien filed for receivables arising from services provided of $0.4 million, both of which are secured by the Skukum Lake property (see note 12) held by Tagish Lake Gold Corp. The value of this property has been assessed to be higher than the carrying value of these receivables, and therefore there is no uncertainty on the collectability of this loan despite the negative working capital of Tagish Lake Gold Corp.

The remaining balance in accounts receivable and prepaid expenses is comprised of deposits and prepaid expenses, primarily for insurance and with the utility company. The Company has transacted with these counterparties for several years and there is no history of loss arising from deposit or prepaid amounts.

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

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at December 31, 2009:

	Less than 3	4 to 12	1 to 2 years	Greater than
	months	months		2 years
Account payable and accrued liabilities	$39,564	–	–	–

Capital lease obligations	–	–	28	22

21.	Commitments and contingencies:

	(a)	Commitments:

The Company received advance payments of $4.8 million for gold to be delivered at a series of future dates. Once the revenue recognition criteria have been met this deferred revenue will be recognized as gold sales.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

In conjunction with the receipt of advance payment on gold sales the Company committed to the delivery of 6,508 ounces as follows:

Ounces sold	Delivery date	Contract price (per ounce)
1,000	April 30, 2009	$850
2,650	August 31, 2009	750
2,858	October 30, 2009	700
6,508		$743

Each contract has a specific penalty payment required for late delivery. For the first contract, this penalty amounts to $0.03 million per month, whereas the latter two contracts contain penalties of $0.08 million per month. As of December 31, 2009, the Company has not delivered the ounces required under the contracts and has made penalty payments of $0.7 million to the counterparty.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(b)	Contingencies:

(i)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA) alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations. The final outcome and the extent of any liability is not yet determinable.

(ii)

On June 10, 2009 Queenstake Resources USA Inc. (“Queenstake”), a subsidiary of the Company filed a complaint in the Fourth Judicial District Court, State of Nevada, against the former mill operator, Golden Eagle International Inc. (“GEII”), stating that GEII had not operated the mill in a workmanlike manner and at a level consistent with industry standards, resulting in a loss of revenues to Queenstake. The Company, through its subsidiary, is claiming damages, the ultimate amount of which is yet to be determined. Subsequently, GEII has filed an answer and counterclaim alleging that the Company had breached the mill operating agreement, resulting in loss of future revenues to GEII and loss of reputation. GEII is also claiming damages, the ultimate amount of which is yet to be determined.

(iii)

Queenstake has been named as a defendant in a class action lawsuit initiated by certain employees who were laid off in August 2008. The action is for an alleged violation of the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed.

Queenstake intends to satisfy all outstanding legal obligations caused by the shut down in August 2008. When the mine closed the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. The Company has provided for what it believes to be the amount that remains due under the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Law obligations. The Company and Queenstake will defend the class action from any and all unjustified claims where they believe there is no obligation. The class action lawsuit has not been certified by the courts.

(b)	Lease Commitments:

The Company is committed under various operating leases to the following annual minimum payments:

2010	$247
2011	186
2012	102
2013	12
2014	1
$548

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

22.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material measurement differences in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (US GAAP) are described and quantified below. On July 1, 2009, the Financial Accounting Standards Board (FASB) ratified the Accounting Standards Codification (“ASC”) as the sole source of authoritative non-governmental US GAAP. The ASC has not intended to change US GAAP, but rather reorganized existing guidance by accounting topic to allowed easier identification of accounting standards. New accounting pronouncements issued by the FASB are called Accounting Standards Updates (“ASU”). The Company has updated references to US GAAP to reflect the ASC.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

The impact of US GAAP differences on the consolidated statement of operations is as follows:

		For the year ended December 31
In thousands		2009	2008	2007

Net loss under Canadian GAAP		$(42,660)	$(105,360)	$(1,899)
Recognition of losses on liabilties related to warrants denominated in foreign currencies	(v)	(32,924)	-	-
Write-off of exploration mineral property costs	(i)	(12,940)	(19,479)	(23,629)
Recognition of future income tax asset due to write-off of exploration mineral property costs	(i)	-	(2,278)	2,278
Premium received on flow-through shares	(ii)	6,667	2,650	1,619
Reduction in impairment due to write-off of exploration mineral property costs prior to impairment	(i)	-	13,714	-
Depreciation capitalized to mineral properties	(i)	(346)	(386)	-

Net loss under US GAAP		$(82,203)	$(111,139)	$(21,631)
Other comprehensive income – foreign exchange adjustment		-	-	2,599
Comprehensive income under US GAAP		$(82,203)	$(111,139)	$(19,032)

Loss per share under US GAAP - basic and diluted		$(0.24)	$(0.60)	$(0.18)

The impact of US GAAP differences on the consolidated balance sheet is as follows:

		As at December 31
In thousands		2009	2008
			(revised
			note 3)
Assets under Canadian GAAP		$195,441	$199,636
Opening adjustment to mineral property costs	(i)	(41,517)	(35,366)
Write-off of exploration mineral property costs	(i)	(13,286)	(6,151)
Equity investment in incorporated joint venture	(viii)	-	-
Assets under US GAAP		$140,638	$158,119
Liabilities under Canadian GAAP		$95,731	$77,988
Opening adjustment to future income tax liabilities	(ii), (iii)	(2,120)	(5,706)
Recognition of future income tax asset due to write-off of exploration mineral property costs	(i)	-	2,278
Premium received on flow through shares	(ii)	-	6,667
Premium on flow-through shares expensed on renunciation	(ii)	(6,667)	(2,650)
Reversal of future income tax liability arising from
renunciation under Canadian GAAP	(ii)	(5,411)	(2,709)
Warrants denominated in foreign currencies	(v)	9,857	-
Liabilities under US GAAP		$91,390	$75,868

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

		December 31
In thousands		2009	2008
			(revised note 3)
Shareholders’ equity under Canadian GAAP		$99,710	$121,648
Opening adjustments to record the write-off of mineral property
costs and premium on flow-through shares		(39,397)	(29,660)
Write-off of exploration mineral property costs	(i)	(13,286)	(19,865)
Reduction in impairment due to write-off of exploration mineral
property costs prior to impairment	(i)	-	13,714
Recognition of future income tax asset due to write-off of
exploration mineral property costs	(i)	-	(2,278)
Premium received on flow through shares	(ii)	-	(6,667)
Premium on flow-through shares expensed on renunciation	(ii)	6,667	2,650
Reversal of future income tax liability arising from renunciation	(ii)	5,411	2,709
Reduction in foreign denominated warrants	(v)	(18,392)	-
Increase in share capital due to foreign denominated warrants	(v)	25,138	-
Increase in paid in capital due to foreign denominated warrants	(v)	16,321
Recognition of losses on liabilties related to warrants
denominated in foreign currencies	(v)	(32,924)	-

Shareholders’ equity under US GAAP		$49,248	$82,251

The components of Shareholders’ equity under US GAAP would be as follows:

		December 31
In thousands		2009	2008
			(revised note 3)
Share capital	(v)	$253,798	$199,961
Accumulated paid in capital	(v)	$16,321	$-
Warrants	(v)	-	22,753
Contributed surplus		10,489	8,694
Accumulated other comprehensive income		2,264	2,264
Deficit		(233,624)	(151,421)

Total Shareholders’ equity		$49,248	$82,251

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

		For the year ended December 31
In thousands		2009	2008	2007
Cash used in operating activities under Canadian GAAP		$(19,389)	$(18,412)	$(11,768)
Write-off of exploration mineral property costs	(i)	(13,286)	(19,865)	(23,629)
Premium received on flow-through shares	(ii)	-	6,667	2,650
Cash used in operating activities under US GAAP		$(32,675)	$(31,610)	$(32,747)
Cash used in investing activities under Canadian GAAP		$(6,322)	$(42,628)	$(33,231)
Write-off of exploration mineral property costs	(i)	13,286	19,865	23,629
Cash provided by (used in) investing activities under US GAAP		$6,964	$(22,763)	$(9,602)
Cash provided by financing activities under Canadian GAAP		$24,790	$21,092	$76,476
Premium received on flow-through shares	(ii)	-	(6,667)	(2,650)
Cash provided by financing activities under US GAAP		$24,790	$14,425	$73,826

Under US GAAP there would be no subtotal to the cashflow from operations in the cashflow statement.

Notes to the Reconciliation between Canadian and US GAAP

(i)	Mineral properties

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

As amounts capitalized may vary between Canadian GAAP and US GAAP, depreciation may also vary. Option payments are capitalized under US GAAP.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(ii)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax liability on the expenditures is deducted from share capital. Under US GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

(iii)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2008 and 2009, there was no difference between enacted and substantially enacted rates. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

Due to the treatment of exploration costs under US GAAP described in note 22 (i) above, there would be a larger tax benefit arising under US GAAP when compared to Canadian GAAP. With respect to the Canadian operations, any future tax assets arising are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. For the US operations, a valuation allowance has been taken against all future income tax assets in excess of liabilities, therefore the asset arising under US GAAP will not be recognized in 2009 and 2008 and the balance from 2007 has been adjusted accordingly.

(iv)	Accounting for uncertainty in income taxes

The Company recognizes uncertain tax positions that are “more-likely-than-not” (50% or greater) of being sustained on audit, based on the technical merits of the position. With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by FIN 48 (now known as ASC 740).

Based on this review, the provisions of FIN 48 did not have a material impact on the Company’s annual consolidated financial statements. The Company has elected to apply the provisions of FIN 48 in assessing their uncertain tax positions under Canadian GAAP as well, removing any differences that would arise with US GAAP.

(v)	Reclassification of warrants

In June 2008, FASB released guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk. Warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity. This is applicable for years beginning after December 15, 2008 and will be treated as a change in accounting principle through prospective application. As the Company’s functional currency is the US dollar, upon adoption of this abstract the issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars will be treated as derivative instruments and

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

recorded as liabilities under US GAAP instead of equity and changes in fair value will be calculated at each reporting period. Any gain or loss arising from this revaluation will be recorded in the statement of operations. Accordingly, for US GAAP purposes, the Company assessed the fair value of these warrants as of January 1, 2009, and recorded a reduction in share purchase warrants of $19.1 million, an increase in opening accumulated paid in capital of $16.3 million and a $2.8 million increase in liabilities. During 2009, 225,883,333 warrants were exercised and 1,000,000 expired. Upon exercise the fair value of the warrants of $31.8 million was reclassified to common shares, which resulted in a reduction in the liabilities of $6.2 million and a loss of $25.6 million recognized in income in the period. For the year ended December 31, 2009, the Company has assessed the fair value of the warrants and recorded increased the liability by $5.8 million with an offsetting adjustment to the mark-to-market for the year.

(vi)	Adoption of New Accounting Standards

In December 2007, the FASB released guidance on Business Combinations. This guidance applies prospectively for the Company to business combinations for which the acquisition date is on or after January 1, 2009. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company did not have any Business Combinations in 2009 and therefore there was no impact on the Company’s financial position.

In March 2008, FASB issued guidance on disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement was effective for the Company on January 1, 2009. The Company did not have any hedging activities in 2009 and therefore there was no impact on the Company’s financial position.

In August 2009, the FASB issued guidance on measuring liabilities at fair value, which is effective for the Company for the year ended December 31, 2009. This guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 “Fair Value Measurements and Disclosures”. Therefore, the fair value of the liability should reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. This guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability. The Company adopted this guidance in the fourth quarter of 2009 which did not have an impact on the financial statements.

In May 2009, FASB issued guidance on subsequent events. This guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance set forth: 1) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. 2) The circumstances under which an entity should recognize events or transactions occurring after the balance

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

sheet date in its financial statements and 3) The disclosures that an entity should make about events or transactions that occur after the balance sheet date. Adoption of this standard did not have a material impact on the financial statements.

(vii)	New Accounting Pronouncements.

In June 2009, FASB issued codification, which is the source of authoritative U.S. generally accepted accounting principles (US GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

In June 2009, FASB issued further guidance on accounting of transfers of financial assets. This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed that are not consistent with the original intent and key requirements of that guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This guidance must be applied for the Company on January 1, 2010. Adoption will not have an impact.

In June 2009, FASB issued guidance which improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This guidance is effective for the Company on January 1, 2010. The Company is assessing the impact of the new standard.

(viii)	Incorporated joint venture

Under Canadian GAAP incorporated joint ventures are proportionately consolidated. Under US GAAP the investment of a joint venture is equity accounted for where there incorporated joint venture is not controlled by the Company or consolidated where control exists. The Company owns 37.5% of the Yukon-Shaanxi Mining Corp. an incorporated joint venture and accordingly should equity account for this investment for US GAAP. The impact is to reclassify the earnings of the joint venture to the Equity loss in the income statements and include the net investment as an equity investment on the balance sheet. However, as permitted by the Securities Exchange Commission regulation for the preparation of Item 17, financial statement for the Company has not quantified the difference in classification and display related to the joint venture.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(ix)	Stock based compensation

Under Canadian GAAP stock based compensation is included on the Statements of Operations in aggregate under income (loss) from operations. Under US GAAP you are required to segregate between individual line items. For US GAAP the Company allocates as the amount between general and administration of $0.8 million (2008 - $1.1 million, 2007 – 5.1 million) and cost of goods sold of $0.2 million (2008 – nil, 2007 - $0.5 million).

23.	Subsequent events:

	a)	On January 12, 2010, the Company’s shareholders approved:

		(i)	the issuance of up to 85,200,000 inducement warrants for the early exercise of existing warrants that expired on December 17, 2009;

		(ii)	the issuance of up to 85,200,000 inducement warrants for the early exercise of existing warrants expiring on June 17, 2010;

		(iii)	the issuance of 10,000,000 inducement warrants for the early exercise of existing warrants expiring on February 6, 2012; and

		(iv)	the issuance of 10,250,000 inducement warrants for the exercise of 20,500,000 existing warrants expiring on February 28, 2012.

b)

On March 26, 2010 the Company announced it has closed its C$5,000,000 non-brokered private placement for a total of 22,727,272 common shares at a price of $0.22 per Share. There was no finder's or commission fee payable on the private placement. In accordance with securities legislation currently in effect, the Shares will be subject to "hold period" of four months plus one day expiring on expiring on July 27, 2010.

