Form 40-F
period 2010-12-31
Yukon-Nevada Gold Corp.
filed 2011-04-14
CIK 1286799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
[ ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 000-52699

YUKON-NEVADA GOLD CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

688 West Hastings Street, Suite 900
Vancouver, British Columbia
Canada V6B 1P1
(604) 688-9427
(Address and telephone number of Registrant’s principal executive offices)

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7715
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares (no par value)
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual information form	[ x ] Audited annual financial statements

At December 31, 2010, the Registrant had outstanding 687,667,286 Common Shares (no par value).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
YES   [ ]     NO   [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES   [ x ]     NO   [ ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, every Interactive Data File required to be submitted or posted pursuant to Rule 405 of Regulation S-T during the preceeding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
YES   [ ]     NO   [ ]

EXPLANATORY NOTE

Yukon-Nevada Gold Corp. (the “Corporation”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Corporation are accordingly under the Exchange Act exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciles such statements to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the Bank of Canada nominal noon exchange rate, was U.S.$1.00 = CDN$0.9946.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of applicable laws concerning the Corporation’s plans at its properties, plans related to its business and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves or resources, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  precious metal price fluctuations;
  operating hazards and risks;
  risks and uncertainties relating to the exploration and development of mineral properties;
  uncertainty attributable to the calculation of reserves, resources and metal recoveries;
  uncertainty of title to mining properties;
  risks related to the issuance of debt;
  risks associated with dilution;
  risks related to environmental regulation and liability;
  risks related to the possibility that the Corporation is a passive foreign investment company; and
  uncertainty associated with enforcing civil liabilities of the Corporation and its directors and officers in Canada.

Some of the important risks and uncertainties that could affect the Corporation’s forward-looking statements are described further in the Corporation’s Annual Information Form for the year ended December 31, 2010, a copy of which is filed as an exhibit hereto, under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against placing undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian GAAP, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 23 of the audited consolidated financial statements of the Corporation.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the Securities Act. Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the Commission. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Commission Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2010 is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2010, 2009 and 2008, including the reports of the Independent Registered Chartered Accountants with respect thereto, are filed as Document 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and U.S. GAAP, see Note 23 of the Corporation’s audited consolidated financial statements.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations is filed as Document 3 and incorporated by reference in this annual report on Form 40-F.

Purchasing, holding, or disposing of securities of the Corporation may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that, given the material weakness described below, as of the end of the period covered by this report the design and operation of our disclosure controls and procedures are not effective to ensure that information required to be disclosed in reports that the Corporation files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including the Corporation’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Management Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including a reconciliation to U.S. GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Based on its assessment, management has concluded that, as of December 31, 2010, the Company did not maintain effective internal control over financial reporting due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness:

The Corporation’s controls over inventory were not designed or operating effectively. Specifically i) the design and operation of the work-in-process reconciliations to track movement of ounces through the refinery were not performed on a timely basis and did not maintain an accurate record of ounces in the refinery. This resulted in the loss of 2,700 gold ounces as disclosed in the Corporation’s consolidated financial statements for the quarter ended September 30, 2010; and ii) additional deficiencies were identified in the operation of controls around reconciliations of finished gold. The combination of these deficiencies resulted in an assessment of a material weakness in inventory as at December 31, 2010.

Remediation Plans:

Following the identification of the loss of gold in the third quarter of 2010, the following measures were taken to strengthen the controls over inventory:

  Further security measures were implemented in the refinery, including an upgrade of the current scanning equipment.
  Additional resources have been appointed at the mine site including a metallurgist to provide further oversight and review of reconciliations to ensure timely and accurate preparation.
  Subsequent to year end the Corporation retained the services of a specialist consulting firm to review the security and metallurgical procedures and their findings are expected to be implemented by the Corporation to bring the Corporation in line with Gold Security Standards.

The Corporation’s independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting as of December 31, 2010. The report can be found in Deloitte & Touche LLP’s Report of Independent Registered Chartered Accountants included in the Corporation’s financial statements for the years ended December 31, 2010, 2009 and 2008 and is incorporated herein by reference.

Robert F. Baldock, President and Chief Executive Officer
Shaun Heinrichs, Chief Financial Officer

Changes in Internal Control Over Financial Reporting

In addition to the changes discussed above, during the period covered by this report, the following changes occurred in the Corporation’s internal controls over financial reporting:

1.	Control Environment

Management has updated the procedures for the Board of Directors in 2010 and performed a fraud risk review during the year. Additional resources have been added to the Board of Directors to provide additional financial and regulatory expertise.

2.	Resource Constraints
Additional resources have been added to key areas of the organization to address segregation of duties, security, and management of controls within the Corporation.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND FINANCIAL EXPERTS

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Messrs. Schnyder, Ruth, and Baldock.

The Corporation has determined that all members of the Audit Committee are “independent”, except for Mr. Baldock. Further, the Corporation has determined that all member of the Audit Committee are financially literate, meaning that he must be able to read and understand financial statements, and that the Chairman of the Audit Committee, Mr. Ruth, is an audit committee financial expert, as defined under the applicable Commission.

CODE OF ETHICS

The Corporation has adopted a written code of ethics for its directors and officers entitled “Code of Conduct and Conflict of Interest Guidelines for Directors and Officers” (the “Code”). The Code includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Corporation’s website at www.yukon-nevadagold.com under Corporate Info/Governance Policy.

No substantive amendments to the Code were adopted during the year ended December 31, 2010. No “waiver” or “implicit waiver,” as such terms are defined in Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2010.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as the Corporation’s auditing firm since October 27, 2010. Prior to such date, KPMG LLP served as the Corporation’s auditing firm. Aggregate fees billed to the Corporation for professional services rendered by Deloitte & Touche LLP and its affiliates during the fiscal year ended December 31, 2010 and KPMG LLP and its affiliates during the fiscal year ended December 31, 2009 are detailed below (stated in Canadian dollars):

	Fiscal 2010	Fiscal 2009
Audit Fees	$210,000	$314,850
Audit-Related Fees	$-	$30,937
Tax Fees	$-	$-
All Other Fees	$-	$-
Total Fees	$210,000	$345,787

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements, reviews of the Corporation's interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under the Audit Fees item above.

Tax Fees:

No payments were made for tax services during 2009 and 2010.

All Other Fees:

There were no other fees paid during 2009 and 2010.

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

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2010, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements as of December 31, 2010.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Corporation are presented below.

Contractual obligations	Less than 3	4 to 12	1 to 2 years	Greater	Total
	months	months		than 2
				years
Accounts payable and accrued liabilities	$48,949	-	-	-	$48,949
Capital lease obligations	8	24	18	-	50
Long term debt	4,264	12,840	17,273	1,451	35,828
Asset retirement obligations	-	-	-	39,550	39,550
Total	$53,221	$12,864	$17,291	$39,550	$124,377

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on October 29, 2008, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. The Form F-X is incorporated herein by reference.

Any further change to the name or address of the agent for service of process of the Corporation shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Corporation.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT ON FORM 40-F

1.	Annual Information Form of the Corporation for the year ended December 31, 2010.

2.	The following audited consolidated financial statements of the Corporation are exhibits to and form a part of this annual report on Form 40-F:

Report of Independent Registered Chartered Accountants;

Consolidated Balance Sheets as of December 31, 2010 and 2009;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2010, 2009 and 2008;

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and

Notes to Consolidated Financial Statements (which include reconciliation to United States generally accepted accounting principles).

3.	Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

EXHIBIT INDEX
Exhibit	Title of Exhibit
No.

99.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on October 29, 2008, and hereby incorporated by reference herein.

99.6	Consent of Independent Auditors Deloitte & Touche LLP

99.7	Consent of KPMG LLP

99.8	Consent of Technical Report Author

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

YUKON-NEVADA GOLD CORP.

By:	/s/ Robert F. Baldock
Name: Robert F. Baldock
Title: President and Chief Executive Officer

By:	/s/ Shaun Heinrichs
Name: Shaun Heinrichs
Title: Chief Financial Officer

Date: April 13, 2011