Form 40-F/A
period 2010-12-31
Yukon-Nevada Gold Corp.
filed 2011-10-26
CIK 1286799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

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
YES   [ ]     NO   [ ]

EXPLANATORY NOTE

The Yukon-Nevada Gold Corp 2010 Form 40-F Amendment incorporates the Audit Opinion for the fiscal years 2009 and 2008 as Exhibit 99.9 which had been omitted from the original filing.

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

Report of Independent Registered Chartered Accountants;

Consolidated Balance Sheets as of December 31, 2010 and 2009;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2010, 2009 and 2008;

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and

Notes to Consolidated Financial Statements (which include reconciliation to United States generally accepted accounting principles).

3.	Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

EXHIBIT INDEX
Exhibit	Title of Exhibit
No.

99.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on October 29, 2008, and hereby incorporated by reference herein.

99.6	Consent of Independent Auditors Deloitte & Touche LLP

99.7	Consent of KPMG LLP

99.8	Consent of Technical Report Author

99.9	Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report on Form 40-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

YUKON-NEVADA GOLD CORP.

By:	/s/ Robert F. Baldock
Name: Robert F. Baldock
Title: President and Chief Executive Officer

By:	/s/ Shaun Heinrichs
Name: Shaun Heinrichs
Title: Chief Financial Officer

Date: October 25, 2011