Form 40-F
period 2011-12-31
Yukon-Nevada Gold Corp.
filed 2012-03-30
CIK 1286799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 000-52699

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

At December 31, 2011, the Registrant had outstanding 930,644,301 Common Shares, without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES [X]      NO [   ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted or posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
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

The Corporation prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Unless otherwise indicated, all dollar amounts in this report are in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2011, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = CDN$1.0170.

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

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves or resources, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements also include the Corporation’s expectation that it will be able to increase the daily production amounts, and will be processing a larger portion of higher grade ore, from the Smith and SSX-Steer mines and that a significant improvement in margins will be realized; that the Corporation’s new tailings facility will extend the life of the facility for several years and bring the Corporation into compliance with current environmental standards; that surface core drilling at Jerritt Canyon will continue into 2012 as long as the weather remains favorable for drilling; that the remaining costs to dissolve YS Mining Inc. will be nominal; that certain upgrades made in early 2012 at Jerritt Canyon will have a significant impact on the mills’ output capacity; management’s belief that, while some financing may be needed for investment into the facility and future expansion at Jerritt Canyon, cash generated from processing mined ore and available stockpiles, along with possible toll milling in the future, should be sufficient to meet the ongoing capital and maintenance requirements of the Corporation; that current cash flows from operations are improving and returning to maintenance levels; that the Corporation will focus on ramping up production from the SSX-Steer mine, processing available stockpiles, and continue receiving ore from the Smith mine, while pursuing profitable opportunities to process third party ore, either under a purchase agreement or toll milling arrangement; that the Corporation will continue building the necessary infrastructure and making equipment purchases in order to open a third mine, Starvation Canyon, located on the south end of Jerritt Canyon; the Corporation’s expectation that it will release a new reserve update in the second quarter of 2012; that if permitting is approved on a timely basis, the Corporation will be able to commence construction of the planned tailings facility in the Yukon Territory and commence mining upon its completion; that Starvation Canyon will be capable of delivering up to 600 tons of ore per day; and the Corporation’s anticipation that the second tailings facility at Jerritt Canyon would provide six years of storage at planned production rates. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

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

Some of the important risks and uncertainties that could affect the Corporation’s forward-looking statements are described further in the Corporation’s Annual Information Form for the year ended December 31, 2011, a copy of which is filed as an exhibit hereto, under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against placing undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are filed with this report on Form 40-F, in accordance with IFRS, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

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

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2011 is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2011 and 2010, including the report of the Independent Registered Chartered Accountant with respect thereto, are filed as Document 2 and incorporated by reference in this annual report on Form 40-F.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Corporation’s principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the design and operation of the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that the Corporation files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including the Corporation’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2011. Based on its assessment, management has concluded that, as of December 31, 2011, the Corporation maintained effective internal control over financial reporting.

Material Weakness

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2010 it was concluded that the Corporation’s internal controls were not designed or operating effectively as a result of a material weakness in controls over inventory. Specifically i) the design and operation of the work-in-process reconciliations to track movement of ounces through the refinery were not performed on a timely basis and did not maintain an accurate record of ounces in the refinery. This resulted in the loss of 2,700 gold ounces as disclosed in the September 30, 2010 quarterly financial statements; and ii) additional deficiencies were identified in the operation of controls around reconciliations of finished gold.

Remediation activities:

Following the identification of the unaccounted for gold in the third quarter of 2010, the following measures were taken to strengthen the controls over inventory:

•	Further security measures were implemented in the refinery, including an upgrade of the current scanning equipment.

•	Additional resources were appointed at the mine site including:

	o	a metallurgist to perform timely and accurate measurements of gold inventory throughout the Jerritt canyon circuit;

	o	a new Chief Operating Officer for further oversight of inventory measurement and reconciliations; and

	o	a new Security Director to assess and enhance the physical security of gold inventory at the Jerritt Mill.

As a result of these mitigating measures undertaken in 2011 the timely and accurate measurement of gold inventory has taken place, and there has not been a reoccurrence of missing gold ounces as was experienced in 2010. Based on this, it has been concluded that the 2010 identified material weakness has been remediated and no such weakness exists as of December 31, 2011.

The Corporation’s independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting as of December 31, 2011. The report can be found in Deloitte & Touche LLP’s Report of Independent Registered Chartered Accountants included in the Corporation’s financial statements for the years ended December 31, 2011 and 2010 and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

Except as discussed above, there has been no change in the Corporation’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND FINANCIAL EXPERT

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Messrs. Jay Schnyder, Gerald Ruth and Robert F. Baldock.

The Corporation has determined that all members of the Audit Committee are “independent,” as such term is defined under the NYSE Amex Company Guide, except for Mr. Baldock. Further, the Corporation has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand financial statements, and that the Chairman of the Audit Committee, Mr. Ruth, is an “audit committee financial expert,” as defined in Form 40-F.

CODE OF ETHICS

The Corporation has adopted a written code of ethics for its directors and officers entitled “Code of Conduct and Conflict of Interest Guidelines for Directors and Officers” (the “Code”). The Code includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Corporation’s website at www.yukon-nevadagold.com under Corporate Info/Governance Policy.

No substantive amendments to the Code were adopted during the year ended December 31, 2011. No “waiver” or “implicit waiver,” as such terms are defined in Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2011.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as the Corporation’s auditing firm since October 27, 2010. Aggregate fees billed to the Corporation for professional services rendered by Deloitte & Touche LLP and its affiliates during the fiscal years ended December 31, 2011 and December 31, 2010 are detailed below (stated in Canadian dollars):

	Fiscal 2011	Fiscal 2010
Audit Fees	$337,000	$210,000
Audit-Related Fees	$40,000	$-
Tax Fees	$62,500	$-
All Other Fees	$-	$-
Total Fees	$439,500	$210,000

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual financial statements, reviews of the Corporation’s condensed consolidated interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the Audit Fees item above. This category comprises fees billed for advisory services associated with the Corporation’s financial reporting.

Tax Fees:

Tax fees are defined as the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning. No payments were made for tax services during 2010.

All Other Fees:

There were no other fees paid with respect to 2010 and 2011.

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

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2011, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements as of December 31, 2011.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Corporation as at December 31, 2011 are presented below.

(in thousands)
Contractual obligations	Less than	4 to 12	1 to 2	Greater	Total
	3 months	months	years	than 2
				years

Accounts payable and accrued liabilities	$40,515	-	-	-	$40,515
Finance lease obligations	8	11	-	-	19
Operating lease obligations	55	166	221	367	809
Decommissioning and rehabilitation provisions	-	-	-	60,736	60,736
Total	$40,578	$177	$221	$61,103	$102,079

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and General Instruction B.16 of Form 40-F is included in Exhibit 99.10 to this Form 40-F.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT ON FORM 40-F

1.	Annual Information Form of the Corporation for the year ended December 31, 2011.

2.	The following audited consolidated financial statements of the Corporation are exhibits to and form a part of this annual report on Form 40-F:

Report of Independent Registered Chartered Accountants;

Consolidated Statements of Financial Position as of December 31, 2011 and 2010 and January 1, 2010;

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2011 and 2010;

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the years ended December 31, 2011 and 2010;

Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010; and

Notes to Consolidated Financial Statements.

3.	Management’s Discussion and Analysis.

EXHIBIT INDEX

Exhibit	Title of Exhibit
No.

99.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on October 29, 2008, and hereby incorporated by reference herein

99.6	Consent of Deloitte & Touche LLP

99.7	Consent of Todd W. Johnson, P.E.

99.8	Consent of Todd W. Johnson, P.E.

99.9	Consent of Karl T. Swanson, SME, MAusIMM

99.10	Consent of Karl T. Swanson, SME, MAusIMM

99.11	Consent of Mark A. Odell, P.E.

99.12	Consent of Mark A. Odell, P.E.

99.13	Consent of John R.W. Fox, P.Eng

99.14	Mine Safety Disclosure

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUKON-NEVADA GOLD CORP.

By:	/s/ Robert F. Baldock
Name: Robert F. Baldock
Title: President and Chief Executive Officer

By:	/s/ Shaun Heinrichs
Name: Shaun Heinrichs
Title: Chief Financial Officer

Date: March 29, 2012