Form 40-F
period 2012-12-31
Veris Gold Corp.
filed 2013-03-28
CIK 1286799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number 000-52699

VERIS GOLD CORP.
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
401 9th Street, N. W., Suite 1000
Washington, DC 20004-2134
U.S.A.
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

At December 31, 2012, the Registrant had outstanding 107,641,344 Common Shares, without par value.

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
YES [   ]     NO [   ]

EXPLANATORY NOTE

Veris Gold Corp. (the “Corporation”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Corporation are, accordingly, exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

The Corporation prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Unless otherwise indicated, all dollar amounts in this report are in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2012, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = CDN$0.9949.

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

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves or resources, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements also include management’s expectations relating to the following:

  the Corporation’s mineral reserve and mineral resource estimates;
  the targeted dates for completing certain resource and reserve Technical Report updates;
  the targeted and forecasted ore and gold production from the SSX-Steer and Smith mines;
  the targeted ore production from Starvation Canyon and the timeline related thereto;
  with the expected ore feed from the operating underground mines at Jerritt Canyon, the Corporation’s plan to fill the remaining mill capacity with third party ores through toll milling contracts;
  that the Jerritt Canyon property offers a significant number of advanced, early stage and district-scale exploration targets and potential to expand the currently defined mineral reserves and resources proximal to the producing mines;
  the Corporation’s intention to seek and acquire additional near production stage properties worthy of development and within economic trucking distance of the Jerritt Canyon mill;
  the Corporation’s expectation that the Tailings Storage Facility 1 (TSF-1) will enter closure and reclamation and the timeline related thereto;
  the plan for performing restoration projects at the Jerritt Canyon mine site, including initial actions for closure and reclamation of TSF-1 and improvements to the reclamation of waste rock disposal areas to diminish the seepage from them;
  the Corporation’s expectations for completing the air pollution controls for mercury at Jerritt Canyon and the timeline related thereto;
  the Corporation’s expectations relating to re-grading of the Snow Canyon East rock disposal area and the restoration of the Marlboro Canyon rock disposal area and the timelines related thereto;
  the Corporation’s expectations for putting the second tailings facility into operation and the timeline related thereto;

  the estimated net present value of the Corporation’s closure and reclamation obligations for the Jerritt Canyon operations at the end of the mine life;
  that the second tailings facility is anticipated to provide six years of storage at planned production rates;
  that additional approvals may be required for expanded exploration plans in the future;
  that the Corporation will ensure additional surety capacity as new mines and plant expansions develop in the future;
  that monitoring of the effectiveness of mercury controls will be performed;
  the Corporation’s planned environmental capital expenditures and restoration expenditures;
  that approval of the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) project proposal relating to the Ketza River property will allow the Corporation to commence construction of the tailings facility at the site and allow for mine production;
  that the review of the application after it is deemed to be adequate by the YESAB is expected to take between 12 and 18 months to process;
  that all Jerritt Canyon property claims will always be renewed every year by filing the necessary paperwork and claim fees with the U.S. Bureau of Land Management and the County;
  the Corporation’s estimated costs to maintain its property claims;
  the Corporation’s targeted annual mill throughput over the 4.5 year life of mine plan and the Corporation’s forecasted gold recovery;
  the Corporation’s targeted daily mill production from the SSX-Steer mine;
  the life of mine reserves plan and the Corporation’s expected production, profitability, payback period, cash flow, internal rate of return, cash operating costs, total costs and capital requirements;
  the Corporation’s expectation that the life of mine reserves plan will produce robust financial results;
  that under the life of mine reserves plan, in the first year ore will be sourced from the Smith and SSX mines and low grade ore stockpiles and additional ore sources will be developed at Starvation Canyon and Burns Basin during the year to enhance underground production and replace the stockpile ores as they are depleted;
  the Corporation’s expectation that the primary focus of exploration for the Bay property in Yukon will be silver;
  the Corporation’s expectation that the focus of exploration of the Silver Bar property in Arizona will be gold and copper and management’s plans regarding exploration on such property;
  the Corporation’s expectation that the directors will be nominated for re-election;
  the Corporation’s plans for testing of the runoff from the three rock disposal areas located in the areas of historic open pit mining;
  the Corporation’s expectations regarding development of Starvation Canyon and widening the access road to allow for on-highway haulage trucks to directly access the site and reduce re-handling of ore;
  that an exploration drift extending from the existing workings at West Mahala and Zone 1 to near the northeastern West Mahala inferred resource pod could serve as multiple platforms for additional exploration drilling and at some point could act as a ventilation route and possible secondary escapeway for that remote area of the mine;
  the Corporation’s goal of adding resources and reserves that are not included in the current life of mine plan;
  the Corporation’s plans for future drilling programs;
  the Corporation’s plans to continue the permitting process for the Ketza River property;
  the Corporation’s expectations regarding its ability to fund the completion of the Starvation Canyon mine;
  the Corporation’s expectation that once the development work at the Starvation Canyon mine is completed and the mine is in operations, the operations should generate sufficient funds to support the ongoing capital expenditures and the Corporation will be free cash flow positive;
  the Corporation’s plans for reducing its existing debt commitments and its expectations for increasing cash flow from the Jerritt Canyon operations;
  the Corporation’s expected mineral production from its two existing underground mines as well as the Starvation Canyon mine upon completion thereof;
  the Corporation’s plans to open a third portal at the SSX-Steer mine through which the Corporation can draw additional ores at comparable grades for at least another year;
  the Corporation’s expectation to enter into third party toll milling contracts to take delivery of third party ore or concentrates which will provide significant incremental cash flows as well as provide significant cost credits as these revenues are treated as offsets to the cost of production;

  that the completion of the second tailings facility and water storage reservoirs will extend the life of the mill, allow for the eventual reclamation of the original tailings facility, and bring the fluid management system in line with current standards;
  the Corporation’s development and drilling plans for the SSX-Steer mine;
  the Corporation’s expectations regarding the impact that certain accounting pronouncements will have on its consolidated financial statements;
  that the Corporation’s infrastructure to access specific ore blocks will provide probable future economic benefits to the Corporation; and
  that to maintain or adjust its capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

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

Some of the important risks and uncertainties that could affect the Corporation’s forward-looking statements are described further in the Corporation’s Annual Information Form for the year ended December 31, 2012, a copy of which is filed as Exhibit 99.1 hereto, under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against placing undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with IFRS, and they are subject to Canadian auditing and auditor independence standards. The Corporation’s financial statements may not be comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resources and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the Securities Act. Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2012 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2012 and 2011, including the report of the Independent Registered Chartered Accountant with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2012. Based on its assessment, management has concluded that, as of December 31, 2012, the Corporation maintained effective internal control over financial reporting.

Management’s annual report on internal control over financial reporting is included with the Corporation’s consolidated annual financial statements which are attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Attestation Report of Independent Registered Public Accounting Firm

The Corporation’s independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting as of December 31, 2012. The report can be found in Deloitte & Touche LLP’s Report of Independent Registered Chartered Accountants included in the Corporation’s consolidated annual financial statements for the years ended December 31, 2012 and 2011 and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in the Corporation’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND FINANCIAL EXPERT

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Messrs. Barry Goodfield, Jay Schnyder, and Gerald Ruth (Chair).

The Corporation has determined that all members of the Audit Committee are “independent,” as such term is defined under the NYSE MKT LLC Company Guide. Further, the Corporation has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand financial statements, and that the Chairman of the Audit Committee, Mr. Ruth, is an “audit committee financial expert,” as defined in Form 40-F.

CODE OF ETHICS

The Corporation has adopted a written “code of ethics” (as that term is defined in Form 40-F) for its directors and officers entitled “Code of Conduct and Conflict of Interest Guidelines for Directors and Officers” (the “Code”). The Code includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Corporation’s website at www.verisgold.com by selecting the “Governance Policy” heading within the section entitled “Corporate”.

No substantive amendments to the Code were adopted during the year ended December 31, 2012. No “waiver” or “implicit waiver,” as such terms are defined in Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2012.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as the Corporation’s auditing firm since October 27, 2010. Aggregate fees billed to the Corporation for professional services rendered by Deloitte & Touche LLP and its affiliates during the fiscal years ended December 31, 2012 and December 31, 2011 are detailed below (stated in Canadian dollars):

	Fiscal 2012	Fiscal 2011
Audit Fees	$387,000	$337,000
Audit-Related Fees	$73,391	$40,000
Tax Fees	$-	$53,000
All Other Fees	$-	$-
Total Fees	$460,391	$430,000

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditor for the audit of the Corporation’s consolidated annual financial statements, reviews of the Corporation’s condensed consolidated interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements.

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

All Other Fees:

There were no other fees paid with respect to 2011 and 2012.

Pre-Approval Policies and Procedures:

All services to be performed by the Corporation’s auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2012, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements as of December 31, 2012.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Corporation as at December 31, 2012 are presented below.

(in thousands)
Contractual obligations	Less than	1 to 3 years	3 to 5	More	Total
	1 year		years	than 5
				years
Accounts payable and accrued liabilities	$37,373	0	0	0	$37,373
Finance lease obligations	2,406	3,557	0	0	5,957
Operating lease obligations	226	357	0	0	583
Decommissioning and rehabilitation provisions	408	4,839	7,265	52,458	64,970
Total	$40,413	$8,747	$7,265	$52,458	$108,883

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and General Instruction B.16 of Form 40-F is included in Exhibit 99.18 to this Form 40-F.

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

EXHIBIT INDEX

Exhibit	Title of Exhibit
No.

99.1	Annual Information Form of the Corporation for the year ended December 31, 2012.

99.2

Consolidated Statements of Financial Position as of December 31, 2012 and 2011; Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012 and 2011; Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the years ended December 31, 2012 and 2011; Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011; Notes to Consolidated Financial Statements; and Report of Independent Registered Chartered Accountants.

99.3	Management’s Discussion and Analysis.

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934.

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.8	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on October 29, 2008, and hereby incorporated by reference herein.

99.9	Consent of Deloitte & Touche LLP.

99.10	Consent of Todd W. Johnson, P.E.

99.11	Consent of Karl T. Swanson, SME, MAusIMM.

99.12	Consent of Karl T. Swanson, SME, MAusIMM.

99.13	Consent of Mark A. Odell, P.E.

99.14	Consent of Mark A. Odell, P.E.

99.15	Consent of John R.W. Fox, P.Eng.

99.16	Consent of John R.W. Fox, P.Eng.

99.17	Consent of Michele White, CPG.

99.18	Mine Safety Disclosure.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIS GOLD CORP.

By:	/s/ Shaun Heinrichs
Name: Shaun Heinrichs
Title: Co-Chief Executive Officer and Chief
Financial Officer

By:	/s/ Randall Reichert
Name: Randall Reichert
Title: Co-Chief Executive Officer and Chief
Operating Officer

Date: March 28, 2013