Form 20-F
period 2013-12-31
Veris Gold Corp.
filed 2014-05-07
CIK 1286799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...................

For the transition period from ___________________________ to _______________________

Commission file number              000-52699

VERIS GOLD CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

688 West Hastings Street, Suite 900, Vancouver, British Columbia V6B 1P1
(Address of principal executive offices)

Shaun Heinrichs, (604) 688-9427, shaun@verisgold.com, 688 West Hastings Street, Suite 900, Vancouver, British Columbia V6B 1P1
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

154,378,365

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes             ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes             ☒  No

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

☒  Yes             ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes             ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐             Accelerated filer ☐              Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17            ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes             ☒  No

i

ii

PART I

Introduction

Veris Gold Corp. is a corporation incorporated under the laws of British Columbia, Canada and is referred to in this document, together with its subsidiaries, as “VG,” “Veris” or the “Company”.

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in US dollars unless otherwise indicated. All references in this Form 20-F to financial information concerning the Company refer to such information in accordance with IFRS and all dollar amounts in this Form 20-F are in US dollars unless otherwise indicated.

In this document, cross-references relevant to the information being requested may be provided. These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this document that may relate to the disclosure in question.

Cautionary Note Regarding Forward-Looking Information

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws concerning the Company’s plans at its properties, plans related to its business and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

With respect to forward-looking statements and the information included in this document, the Company has made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and the Company’s ability to achieve its goals. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: the Company’s indebtedness, the conditions and restrictive covenants related thereto, and impairment of the Company’s ability to take advantage of future business opportunities; price volatility of gold and other precious metals; changes in environmental regulations and permits; the effect of external factors on operating costs and production; discrepancies between actual and estimated production and mineral reserves and resources; credit, liquidity, interest rate and currency risk; the Company’s need for additional capital; general economic conditions; the inherently dangerous nature of mining activities; any uninsured risks; risks relating to obtaining and renewing permits; ongoing reclamation obligations; risks relating to defects in title and other rights to the Company’s mineral properties; the Company’s reliance on a limited number of properties; potential legal proceedings; increased competition; difficulty attracting and retaining qualified management and technical personnel; lack of assurance that the Company will acquire additional mineral rights; conflicts of interest involving the Company’s directors; global climate change and the impact on the Company’s operations; adverse publicity from non-governmental organizations; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. This list is not exhaustive of the factors that may affect the forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Report on Form 20-F under “Item 3.D. Key Information – Risk Factors.”

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against placing undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

Certain disclosure in this Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part of or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NI 43-101 Definitions

“Mineral resource”	Refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Annual Report on Form 20-F are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

“Measured resource”	Refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Indicated resource”	Refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred resource”	Refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Mineral reserve”	Refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

“Proven reserve”	Means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate. This definition differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

“Probable reserve”	Means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. This definition differs from the standards in the United States, where probable mineral reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Currency

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 20-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.0636.

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected financial data.

The following table summarizes the Company’s selected financial information (stated in thousands of U.S. dollars) for the fiscal years ended December 31, 2013, 2012, 2011 and 2010 prepared in accordance with IFRS as issued by the IASB. The information in the table was derived from the more detailed financial statements for the fiscal years ended December 31, 2010 through December 31, 2013, and the related notes, and should be read in conjunction with such financial statements. Selected financial information for the year ended December 31, 2009 is not included as such information is not available on a basis that is consistent with the financial information for the years ended December 31, 2013, 2012, 2011 and 2010 and cannot be provided on an IFRS basis without unreasonable effort or expense.

Historical results are not necessarily indicative of results to be expected for any future period. No dividends have been paid in any of the fiscal years ended December 31, 2010 throughout the fiscal year ended December 31, 2013.

(In thousands of U.S. dollars, except where noted)	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Revenue	195,979	160,561	105,116	71,370
Cost of sales	180,885	134,350	130,975	82,943
Gross margin before depreciation and depletion	15,094	26,211	(25,859)	(11,573)
Accretion of asset retirement obligations	1,707	1,225	1,704	1,794
Depletion, depreciation and amortization	20,733	12,033	6,676	5,428
(Loss) income from mine operations	(5,639)	14,178	(32,535)	(17,001)
Impairment of mineral properties and expenditure	33,300	31,763	0	745
Exploration expense	-	88	781	963
Net (loss) income	(66,652)	(20,015)	26,382	(190,388)
Basic and diluted net loss per share (US dollars)	(0.56)	(0.21)	0.31	(2.95)
Total assets	312,951	348,459	327,646	219,241
Shareholders' equity other than accumulated deficit and, accumulated other comprehensive income (loss)	491,044	474,976	447,009	312,338
Accumulated deficit and accumulated other comprehensive loss	(444,559)	(376,315)	(359,859)	(383,155)
Net assets	46,485	98,661	87,150	(70,817)
Outstanding shares, in thousands	154,378	107,641	93,064 (1)	68,767 (1)

(1) On October 11, 2012, the Company completed a ten for one consolidation of its share capital. These numbers are shown on a post-consolidation basis.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Shareholders should carefully consider the risks described below before purchasing the Company’s common shares. The occurrence of any of the following events could harm the Company. If these events occur, the trading price of the Company’s common shares could decline, and shareholders may lose part or even all of their investment.

VG’s indebtedness and the conditions and restrictive covenants imposed on VG by various financing agreements could materially and adversely affect VG’s business and results of operations.

The Company is a party to various financing agreements, including various forward gold purchase contracts. Under the forward gold purchase contracts, the Company has committed to deliver specified amounts of gold in the aggregate amount of 121,808 ounces as of March 28, 2013 over specified periods of time in consideration for gross cash payments from the lenders. The Company’s ability to meet regularly scheduled gold deliveries under the forward gold purchase contracts will depend on the Company’s future operating performance, which in turn will depend on prevailing economic conditions and other factors, many of which may be beyond the Company’s control.

In addition, the Company’s forward gold purchase contracts include various conditions and covenants that require VG to obtain lenders’ consents prior to carrying out certain activities and entering into certain transactions, such as incurring additional debt, creating additional charges on Company assets, and providing additional guarantees or disposing of certain assets.

As a result of the restrictive covenants or other terms of any existing or new loan or other financing agreements, the Company may be significantly restricted in its ability to raise additional capital through bank borrowings and debt to engage in some transactions that VG expects to be of benefit to the Company. The inability to meet these conditions and covenants or obtain lenders’ consent to carry out restricted activities could materially and adversely affect the business and results of operations of VG.

On December 18, 2013 operations at the Company’s Jerritt Canyon processing facility were interrupted due to an electrical arc-flash explosion that took place in the primary crushing building. This incident affected various areas of the remaining milling operations and resulted in an unscheduled temporary shut-down of the Jerritt Canyon operations for the remainder of December. This interruption negatively affected production during the December and the fourth quarter of 2013, ultimately leading to a significant shortfall in production and the Company being unable to make the scheduled December 2013 gold deliveries under each of the two forward gold purchase agreements held with Deutsche Bank. On January 28, 2014 the Company received a notice of default from Deutsche Bank in respect of the failure to make the scheduled December 31, 2013 payment. Under the terms of the Gold Facility the default cannot be cured, however both parties are actively working to a resolution to ensure the continuation of the Company’s operations for the benefit of the shareholders.

Changes in the market price of gold and other precious metals, which in the past have fluctuated widely, affect the financial condition of VG.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other precious metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

•	global or regional consumption patterns;
•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions, including interest rates and currency values;
•	supply and demand for jewellery and industrial products containing metals; and
•	sales by central banks and other holders, speculators and producers of metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other precious metals could affect the Company’s ability to finance its mineral projects. There can be no assurance that the market price of gold and other precious metals will remain at current levels or that such prices will improve. In particular, an increase or decrease in worldwide supply, and consequent downward or upward pressure on prices, may result over the longer term from changes in production from mines which increase or decrease production as a result of current metal prices.

Changes in environmental regulations and permits could impact the ability or cost of VG to operate either the Nevada or Yukon properties.

The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including management of natural resources and environmental protections. The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities, to conduct mining operations and to conduct its other operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The mine at Jerritt Canyon is currently operating under the Consent Decree (as defined below) relating to certain environmental issues that the Company is to address. Delays or a failure to remedy such issues could have a material adverse impact on the Company.

Operating costs and production are subject to a number of external factors that could impact the sustainability of the Jerritt Canyon mining operations.

The cost of gold production may be impacted by numerous variables including mined ore grade and gold recovery, backfill and development required, fuel and consumable costs, labour and benefit cost, equipment operating and maintenance costs, and numerous other factors.

Production risk factors may include poor gold recovery, unavailability of skilled labour and management, labour issues with the existing workforce, availability of mining equipment, availability of consumables used in mining, mine plan implementation, weather, governmental regulations and other operating factors.

The figures for VG’s resources and reserves are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Annual Report on Form 20-F and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;
•	reserve, resource or other mineralization figures will be accurate; or
•	this mineralization could be mined or processed profitably.

Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. There can be no assurances that actual results will meet the estimates contained in studies. As well, further studies are required.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or mineral resource estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company cannot provide assurance that mineralization can be mined or processed profitably.

The resource and reserve estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for precious metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on VG’s results of operations or financial condition.

The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth and could impact future cash flows, earnings, results of operation and financial condition.

VG’s ability to continue its production and exploration activities, and to continue as a going concern, will depend in part on its ability to continue production and generate material revenues or to obtain suitable financing.

VG has limited financial resources. In the future, the Company’s ability to continue its production and exploration activities, if any, will depend in part on the Company’s ability to continue production and generate material revenues or to obtain suitable financing. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue these activities.

There can be no assurance that the Company will continue production at its Jerritt Canyon Mine or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

VG is exposed to credit, liquidity, interest rate and currency risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period.

Liquidity risk is the risk of loss from not having sufficient funds to meet financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses.

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

VG’s ability to continue as a going concern is dependent on raising additional capital, which it may not be able to do on favorable terms, or at all.

VG will need to raise additional capital to support its continuing operations. The Company can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to the Company, or at all. If the Company is unsuccessful raising additional funding, its business may not continue as a going concern. Even if the Company does find additional funding sources, it may be required to issue securities with greater rights than those currently possessed by holders of its common shares. The Company may also be required to take other actions that may lessen the value of its common shares or dilute its common shareholders, including borrowing money on terms that are not favorable to the Company or issuing additional equity securities. If the Company experiences difficulties raising money in the future, its business and liquidity will be materially adversely affected.

General economic conditions may adversely affect VG’s growth, future profitability and ability to finance.

Global financial markets continue to recover from the global financial crisis but slack within world economies has led to continuing weakness and volatility in commodity prices. The slowdown in world economies is demonstrated by the continuing contraction of credit markets and volatility in equity, commodity, and foreign exchange as well as reduced market liquidity. Global equity markets, in particular markets for commodity companies, exhibit continued contraction which has limited the Company’s growth and ability to raise financing. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;
•	the volatility of metal prices would impact the Company’s revenues, profits, losses and cash flow;
•	negative economic pressures could adversely impact demand for the Company’s production;
•	construction related costs could increase and adversely affect the economics of any of the Company’s projects;
•	volatile energy, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and
•	the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

Significant uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to herein cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty relating to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute measured and indicated resources as a result of continued exploration. See “Cautionary Note to U.S. Investors Regarding Resource and Reserve Estimates”.

Mining is inherently dangerous and subject to conditions or events beyond VG’s control, which could have a material adverse effect on VG’s business.

Mining involves various types of risks and hazards, including:

•	environmental hazards;
•	industrial accidents;
•	metallurgical and other processing problems;
•	unusual or unexpected rock formations;
•	structural cave-ins or slides;
•	flooding;
•	fires;
•	power outages;

•	labour disruptions;
•	explosions;
•	landslides and avalanches;
•	mechanical equipment and facility performance problems;
•	availability of materials and equipment;
•	metals losses; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury or death, including to employees; environmental damage; delays in mining; increased production costs; asset write downs; monetary losses; and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Exploration, construction and production activities may be limited and delayed by inclement weather and shortened exploration, construction and development seasons.

VG is subject to certain uninsured risks which may result in losses and have a material adverse effect upon the financial performance and results of operations of VG.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, fire and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The Company currently maintains a limited amount of liability insurance. Although the Company may in the future maintain additional insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. VG may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

VG requires various permits to conduct its current and anticipated future operations, and delays or failures in renewing such permits, or a failure to comply with the terms of any such permits that VG has obtained, could have a material adverse impact on VG.

The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities and to conduct mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could affect the permitting timeline of the various projects. Other factors that could affect the permitting timeline include (i) the number of other large-scale projects currently in a more advanced stage of development which could slow down the review process and (ii) significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the projects.

VG is subject to significant regulation from various governmental authorities and failure to comply with their requirements may result in increased cost or an interruption in VG’s operations.

The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	management of natural resources;
•	exploration and development of mines, production and post-closure reclamation;
•	taxation and mining royalties;
•	regulations concerning business dealings with native groups;
•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the exploration and development of the Company’s properties.

VG has ongoing reclamation on some of its mineral properties and may be required to fund additional work that could have a material adverse effect on its financial position.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	treat ground and surface water to drinking water standards;
•	control dispersion of potentially deleterious effluents; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

Financial resources spent on reclamation might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company’s obligations to perform reclamation and mine closing activities. There can be no assurance that the Company will not be required to fund additional reclamation work at these sites that could have a material adverse effect on the Company’s financial position.

Title and other rights to VG’s mineral properties cannot be guaranteed, are subject to agreements with other parties and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditure relating to the property.

VG currently relies on a limited number of properties.

The principal property interests of the Company are currently its interest in the properties known as the Jerritt Canyon gold mine in Nevada and the Ketza River and Silver Valley Properties in the Yukon Territory. As a result, unless the Company acquires additional property interests, any adverse developments affecting those properties could have a material adverse effect upon the Company and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Company.

VG’s issuance of debt may impair its ability to take advantage of future business opportunities.

The Company may enter into transactions to acquire assets or the shares of other corporations which may be financed partially or wholly with debt, which may increase its debt levels above industry standards. The Company’s articles do not limit the amount of indebtedness that it can incur. The level of the Company’s indebtedness could impair its ability to obtain additional financing in the future to take advantage of business opportunities that may arise.

VG may be subject to legal proceedings.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Increased competition could adversely affect VG’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it will not be able to grow at the rate it desires, or at all.

VG may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage VG’s growth effectively could have a material adverse effect on VG’s business and financial condition.

The Company is dependent on the services of key executives. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

There can be no assurance that VG will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in existing exploration stage properties, and may need to acquire additional properties. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

VG’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore; and
•	construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Some of the directors have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of the directors of the Company also serve as directors, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities. To the extent that such other companies may participate in ventures in which the Company may participate in, or in ventures which the Company may seek to participate in, the directors may have a conflict of interest. In all cases where the directors have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the directors may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Global climate change is an international concern, and could impact VG’s ability to conduct future operations.

Global climate change is an international issue and receives an enormous amount of publicity. The Company would expect that the imposition of international treaties or U.S. or Canadian federal, state, provincial or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of mining projects and increase operating costs.

Adverse publicity from non-governmental organizations could have a material adverse effect on the Company.

There is an increasing level of public concern relating to the effect of mining production on its surroundings, communities and environment. Non-governmental organizations (“NGOs”), some of which oppose resource development, are often vocal critics of the mining industry. While the Company seeks to operate in a socially responsible manner, adverse publicity generated by such NGOs related to extractive industries, or the Company’s operations specifically, could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates.

VG may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse tax consequences for investors in the United States.

U.S. Holders (as defined in “Item 10.E. Taxation – United States Taxation”) should be aware that, although the Company has made no determination about its status, the Company may be considered to be a passive foreign investment company (“PFIC”) under United States federal income tax rules for the current and future taxable years. In general, the Company will be a PFIC for any taxable year in which at least 75% of its gross income is passive income, or at least 50% of the value (determined based on a quarterly average) of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If the Company owns at least 25% (by value) of the stock of another corporation, it will be treated, for purposes of the PFIC tests, as owning its proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income.

If the Company is or becomes a PFIC, generally any gain recognized on the sale of the common shares and any “excess distributions” (as specifically defined) paid on the common shares must be rateably allocated to each day in a U.S. Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Alternatively, a U.S. Holder that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. Holders should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. Holders with required information under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF election. As an alternative, a U.S. Holder may make a “mark-to-market election” if the Company is a PFIC and the common shares are “marketable stock” (as specifically defined). A U.S. Holder that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in the common shares.

VG is a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments against the Company.

The Company is incorporated under the laws of British Columbia, Canada and certain of the Company’s directors and officers and experts named in this Annual Report on Form 20-F are residents of Canada and Switzerland. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

The enforcement by U.S. investors of civil liabilities under United States securities laws may be affected adversely by the fact that the Company is incorporated outside the United States, that most of its officers and directors and the experts named herein are residents of a country other than the United States, and that certain of the assets of the Company and of said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon the Company, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. investors should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Item 4. Information on the Company.

A. History and development of the Company.

Name, Address and Incorporation

The full corporate name of the Company is Veris Gold Corp.

The address of the Company’s head office is #900, 688 West Hastings Street, Vancouver, BC, V6B 1P1. The address of the Company’s registered office is #1040, 999 West Hastings Street, Vancouver, BC, V6C 2W2 and the telephone number is 604-688-9427.

The Company was incorporated under the laws of the Province of British Columbia under the name “YGC Resources Ltd.” on May 30, 1988. On January 25, 2002, the Company was struck from the Register of Companies for British Columbia and dissolved. The Company was restored to the Register on August 1, 2003. On January 5, 2004 the Company consolidated its share capital on a five (5) old for one (1) new basis and increased its authorized share capital from 4,000,000 Shares without par value to 100,000,000 shares without par value. On June 23, 2005, the Company increased its authorized share capital from 100,000,000 shares without par value to an unlimited number of shares without par value. On June 20, 2007 the Company completed a plan or arrangement with QRL Resources Ltd. and changed its name to Yukon-Nevada Gold Corp.

At a Special General Meeting held on October 2, 2012, the Company consolidated its share capital on a ten (10) old shares for one (1) new share basis and changed its name to its current name.

The table below shows the Company’s principal capital expenditures for the past three years (in thousands of U.S. dollars):

Fiscal Year	Property, plant and equipment	Mineral properties
Fiscal 2013	$12,532	$28,757
Fiscal 2012	$33,409	$21,630
Fiscal 2011	$58,657	$22,202

See “Item 4.B. – Information on the Company – Business overview.”

B. Business overview.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is active in the evaluation, development and commercial production of mineral properties. The Company’s principal assets are the Jerritt Canyon gold mine, Nevada and the Ketza River property, Yukon Territory. The favourable price for gold has enabled the Company to raise equity financing, the proceeds of which are used to fund improvements to the Jerritt Canyon processing facilities and exploration of the Ketza River property.

Certain of the disclosure in this Annual Report on Form 20-F relating to the Jerritt Canyon and Ketza River properties is derived from the technical report entitled “NI 43-101 Technical Report Veris Gold Corp. Jerritt Canyon Property, Elko County, Nevada” dated July 11, 2013, and the technical report entitled “NI 43-101 Technical Report Yukon-Nevada Gold Corp. Ketza River project, Yukon Territory, Canada” dated June 28, 2011. There have been no updates to such technical reports since July 11, 2013 and June 28, 2011, respectively. As such, certain data relating to such properties is not available as of a date subsequent to July 11, 2013 and June 28, 2011, respectively.

Three-Year History

The principal business of the Company is the production of gold in Nevada and the acquisition, exploration and development of mineral properties of merit with a particular focus on gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States.

Jerritt Canyon

Over the past three years the Jerritt Canyon processing facility and mining operations located in northern Nevada have developed significantly and this has resulted in incremental increases of gold production each year. In order to facilitate this development the Company entered into various gold forward agreements including a Senior Secured Forward Gold Sale Agreement with Deutsche Bank in August 2011 and February 2012. The combined gold forward agreements enabled the Company to refurbish the processing facility resulting in an optimized, efficient and modernized facility. By mid-2012 the operations achieved steady state production.

The Smith Mine came back into production in the first quarter of 2010 and the SSX-Steer Mine came back into production in the fourth quarter of 2011. Finally, the operations production pipeline increased once a third mine, Starvation Canyon, came into production in April 2013. In order to further generate incremental revenues (as the costs of operations are largely fixed) utilizing existing excess capacity at the processing facility the Company entered into toll milling agreements with nearby gold mining companies in 2013.

A second tailings facility was completed in 2013 and options for the reclamation of the original tailings facility are being evaluated. The Company has substantially completed all items under the 2009 Consent Decree including the addition of air emissions control equipment for mercury on all points of emissions at the mill. The final project under the Consent Decree is resolving the most effective treatment methods for seepage from various rock disposal areas from historic mining activity.

Ketza River

The Yukon Environmental and Socio-Economic Assessment Application was submitted in September 2011 and the final submission date has been extended to July 31, 2014 in order to answer the remaining adequacy review questions as requested by the Yukon Environmental and Socio-Economic Assessment Board as part of the proposed re-opening of the mine.

In April 2012 the Company entered into a Socio-Economic Participation Agreement with the Kaska First Nations. The Agreement is designed to foster and promote social and economic opportunities for First Nations members and contractors.

Ongoing baseline data activities continue on site including monthly water reporting. In addition, the Company is still pursuing the existing tailings dam water license renewal.

Year ended December 31, 2011

In January 2011 the Company entered into a forward gold sale agreement with Monument Mining Ltd. (“Monument”) a public company the shares of which trade on the TSX Venture Exchange. The President of Monument is Robert Baldock, a former President and director of the Company. Graham Dickson and Jean-Edgar de Trentinian, directors of the Company are also directors of Monument. Under the agreement, Monument prepaid $5,000,800 for the gold and received, in lieu of physical gold, $6,000,960 on June 30, 2011. Underground mining continued in January and throughout the year at the Smith Mine using Small Mine Development (SMD) as the mine operator.

In March 2011, the Company completed a $7.1 million non-brokered flow-through private placement for 833,488 flow-through shares (the “FT Shares”) at $8.50 per FT Share. The proceeds were used for new resource exploration at Ketza River at new targets as well as at the Silver Valley property.

At a Special Meeting of the Company held in March 2011, shareholders approved the temporary reduction of the exercise price of eight series of unlisted warrants issued between April 2009 and August 2010 by approximately 18%. The holders of the warrants had 30 days from March 14, 2011 to exercise their warrants, after which the exercise prices of the warrants reverted to their original respective exercise prices. The original prices ranged from $0.80 to $4.00 per share and the reduced prices range from $0.70 to $3.30 per share. An aggregate of 5,981,333 warrants were exercised for gross proceeds of $12,637,880. During the period May 10 to 24, 2011, 14,040,000 warrants exercisable at a price of $3.20 per share held by an insider of the Company were purchased and exercised by various entities, raising an aggregate of $44,928,000 for the Company. Concurrent with the exercise of the warrants, the Company completed a private placement of 3,348,837 units of the Company at a price of $4.30 per Share, raising an aggregate of $14,400,000. Each unit was comprised of one Share and one warrant exercisable at a price of $5.50 for 24 months from closing, subject to an accelerated expiry.

In May the Company announced that it had reached a $3.6M settlement as a result of a class action suit initiated by former employees.

On June 27, 2011, Graham Dickson, resigned as the Company’s COO and was appointed the Senior Vice President of Acquisitions and Corporate Development. Randy Reichert was appointed the Company’s COO.

Shareholders of the Company approved a Senior Secured Forward Gold Sale Agreement dated August 12, 2011 whereby Deutsche Bank prepaid US$120,000,000 for the purchase of a maximum of 173,880 ounces of gold produced from the Company’s Jerritt Canyon Mine. The gold is being delivered over a four year period at an average rate of 3,623 ounces per month.

In October 2011 the Company entered into a Shareholder Rights Plan Agreement with Computershare Trust Company. The agreement has a term of three years and its objective is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid. Also in October, the Company restarted underground mining activities at the SSX-Steer Complex.

On October 18, 2011, the Company and the other joint venture shareholders of YS Mining Company Inc. (“YSM”) agreed to dissolve YSM by way of a consent resolution authorizing the dissolution of YSM (the “Resolution”) and the execution of a Corporate Dissolution Agreement (the “Agreement”). During 2011 there had been minimal activity in the joint venture, including in YSM’s wholly owned subsidiary Yukon-Shaanxi Mining Company. Upon execution of the Agreement, all remaining assets, primarily cash, were distributed to the joint venture shareholders. The Company received CAD $2.2 million from the distribution of assets on October 25, 2011. YSM was dissolved on February 9, 2012.

Year ended December 31, 2012

The Company updated its year-end 2012 mineral resource estimate for its Jerritt Canyon gold mine. The mine’s measured and indicated mineral resource (including reserves) as of December 31, 2012 had increased by 290.0 koz of gold representing a 14.8% increase over year end 2007 levels. In addition, during this time period, the following results were announced: the diamond drilling program on its 2011 Smith Mine underground diamond drilling program at the Company’s Jerritt Canyon mine, the results of its 2011 surface drilling program at the Mahala Project and the Starvation Canyon Project, the completion of construction work on a new ore dryer and fine crushing conveying system as well as maintenance upgrades to the roasting facility at the Jerritt Canyon Mine. In March 2012 the Company received notification from the Federal Mine Safety and Health Administration that they had determined a Potential Pattern of Violations did not exist at the Jerritt Canyon mine.

Underground mining continued in January and throughout the year at the Smith Mine using Small Mine Development (SMD) as the mine operator. In addition, the Company operated the SSX-Steer underground mine complex throughout the entire year. Underground Mine development including portal construction was started in November 2012 at Starvation Canyon.

In April 2012 the Company entered into a Socio-Economic Participation Agreement with the Kaska First Nations. The Agreement is designed to foster and promote social and economic opportunities for First Nations members and contractors.

In 2012 the Company entered into a second forward gold sale agreement with Monument. Monument prepaid US$5,000,000 for gold and received, in lieu of physical gold, US$6,000,000 by June 30, 2012. The Company also entered into a Forward Gold Purchase Agreement with Deutsche Bank whereby Deutsche Bank funded a US$20 million prepaid gold forward facility. The Company issued to Deutsche Bank a share purchase warrant which can be exercised to purchase 4,000,000 common shares at a price of $4.40 per share on or before February 7, 2015.

In May 2012, the Company closed a non-brokered private placement of 3,908,177 units at $2.30 per unit for gross proceeds of $8,988,809. Each unit was comprised of one share and one share purchase warrant. Each warrant is exercisable at $4.00 per share for 36 months from closing, subject to an accelerated expiry. There was no commission paid. In June 2012, the Company completed a private placement of convertible debentures in the amount of $6,000,000 principal sum, which is convertible into up to 5,540,000 shares, 2,010,125 warrants to purchase an additional 2,010,125 shares and 201,012 structuring shares. In July 2012, the Company completed a private placement of convertible debentures in the amount of $4,000,000 principal sum, which is convertible into up to 3,693,333 shares, 133,333 warrants to purchase an additional 133,333 shares and 133,333 structuring shares. The Company also settled outstanding indebtedness in the amount of $6,854,220 by the issuance of an aggregate of 2,284,740 shares. In October 2012, Whitebox Advisors LLC exercised its option to acquire $2,000,000 principal amount of additional unsecured convertible debentures. The option bears interest at a rate of 11% per annum and will mature 42 months from the closing date.

In October 2012, the Company filed a preliminary short form base shelf prospectus with the British Columbia, Alberta and Ontario Securities Commissions and filed the final prospectus on October 31, 2012. The prospectus enables the Company to make offerings of up to $60,000,000 during the 25 month period that the prospectus remains effective. In December 2012, the Company closed an offering of 7,200,000 units at a price of $2.10 per unit to raise an aggregate of $15,120,000. Each unit is comprised of one share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one share of the Company at a price of $2.35 expiring 48 months from closing.

During 2012 John Greenslade, Chairman of the Company resigned and Robert Baldock resigned as the President and Chief Executive Officer. The Company appointed Randy Reichert, Dr. Barry Goodfield and Shaun Heinrichs directors. Shaun Heinrichs and Randy Reichert (Chief Financial Officer and Chief Operating Officer) were appointed the Company’s Co-Chief Executive Officers. François Marland and Gerald Ruth, both directors of the Company were appointed Executive Chairman and Lead Director, respectively. Cameron Paterson was appointed the Company’s Vice President – Finance.

At the Company’s Special Meeting held October 2, 2012, shareholders approved the consolidation of the Company’s shares on a ten (10) pre-consolidated common share for one (1) post consolidation share and the change of the Company’s name to its current name.

In December 2012, the Company entered into a Shareholder Rights Plan Agreement with Computershare Trust Company. The Shareholder Rights Plan Agreement has a term of three years and its objective is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid.

Year Ended December 31, 2013

In January 2013 the Company announced the board of directors had adopted an Advance Notice Policy which policy, amongst other things, includes the provision that requires advance notice to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company.

During the year, the Company entered into several Toll Milling Agreements to mill ore at the Jerritt Canyon Roaster facility in Nevada. Toll milling production started in May 2013. The Company continued production at the Smith Mine throughout the year using SMD as the mine contract operator. The Company also continued mine production and operational responsibilities at the SSX-Steer Complex throughout the year. The Company also started production at its Starvation Canyon mine in early April 2013 which is located in the southern part of the Jerritt Canyon property. SMD is operating the Starvation Canyon Mine. Ore from Starvation Canyon is trucked to the Jerritt Canyon processing plant via newly constructed dirt roads from the portal to highway 226, and from highways 226 to 225 through the intersection at Tuscarora Junction. Underground diamond drilling was focused at the SSX-Steer mine in 2013.

The Company secured an eight-month senior unsecured promissory note of US$10,000,000 and in connection therewith issued 3,400,000 warrants which are exercisable at $1.80 per share for five years. The Note bears interest at 9% per annum and matured eight months from the closing date. An extension of the agreement was negotiated to January 12, 2014 with a reduction in the issued warrants strike price to $0.50 per share. The Company also completed a marketed public offering of units, comprised of one share and one-half share purchase warrants and flow through units, comprised of one flow-through share and one-half share purchase warrant, to raise approximately $8,500,000. The Company raised a further $7,800,000 by the issuance of units, each unit comprised of one share and one-half of one share purchase warrant. In December 2013, the Company closed a public offering of units, each unit comprised of one share and one-half share purchase warrant and flow-through units, comprised of one flow-through share and one-half share purchase warrant, to raise approximately $6,240,000.

In 2013 the Company appointed Robert L. Chapman as its President and Chief Executive Officer and Mr. Chapman was elected as a director, Graham Dickson, a director and Senior Vice President of Corporate Development was appointed the Company’s Chief Operating Officer and Joanne Jobin as its Vice President – Investor Relations. Mr. Chapman was subsequently replaced by François Marland as its President and Chief Executive Officer. Randy Reichert was also let go as the Company’s Chief Operating Officer and Co-Chief Executive Officer and resigned as a director, and Shaun Heinrichs resigned as the Company’s Co-Chief Executive Officer, but remains as the Company’s Chief Financial Officer. Pierre Besuchet and Shaun Heinrichs did not stand for election at the Company’s Annual General Meeting. In October 2013, Robert Chapman resigned as a director, President and Chief Executive Officer and François Marland, a director of the Company was appointed as the Company’s President and Chief Executive Officer and Gerald Ruth, a director of the Company, was appointed Chairman.

Events subsequent to December 31, 2013

On January 29, 2014 the Company announced that it has received a notice of default from Deutsche Bank with respect to payment defaults under two forward gold purchase agreements with the Company. The Company failed to make its December 2013 monthly gold delivery or pay the cash equivalent due to an electrical accident which resulted in a fire at Jerritt Canyon, which resulted in a temporary suspension of operations and negatively affected gold production in December. The agreements with Deutsche Bank do not contain a “force majeure” provision. Deutsche Bank is considering what actions, if any, it may make.

On February 24, 2014 Robert Baldock resigned as a director of the Company.

On March 11, 2014 the Company’s annual maintenance shutdown at Jerritt Canyon commenced and on April 1, 2014 the mill re-commenced operations.

On April 1, 2014, the British Columbia Securities Commission granted the Company a Management Cease Trade Order (“MCTO”). Management had requested the MCTO due to the delay in the preparation and the filing of the Company’s December 31, 2013 audited financial statements. Details are set out under the heading Directors and Officers - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

DESCRIPTION OF THE BUSINESS

General

The principal businesses of the Company are the continued mining of the Jerritt Canyon gold mine in Nevada, as well as the acquisition, exploration and development of natural resource properties with a particular focus on the Ketza River and Silver Valley Properties in the Yukon Territory.

Jerritt Canyon is an operating gold complex with three producing underground mines, ore stockpiles and a 1.5 million ton per year capacity processing plant. In addition, the approximately 119 square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets and potential to expand the currently defined mineral reserves and resources proximal to the producing mines.

In April 2013, the Company announced commencement of production at its third underground gold mine at Jerritt Canyon. The Company produced approximately 18,400 tons of ore averaging 0.15 ounce per ton, per month, during the development phase and ramped up to 1,000 tons per day in June. The long term targeted mining rate is 600 tons per day averaging 0.24 ounce per ton.

Summary

The Company is engaged in the acquisition, exploration, development and operation of precious metal properties. The Company continues to investigate and negotiate the acquisition of additional precious metal mining properties or interests in such properties in order to increase the reserve life. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Production and Services

The Company’s principal product is gold, with gold production forming the primary source of revenues. There is a global gold market into which the Company can sell gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

Specialized Skill and Knowledge

In order to carry on exploration, mining and milling activities the Company draws on the expertise of various personnel including geologists, engineers, and metallurgists.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company must compete with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties, especially in the current market. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties and provide necessary ore to the current facilities, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection

The Jerritt Canyon facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine has installed air pollution control devices on its facilities that exceeds the minimum requirements significantly and, in the case of mercury emissions, has set the new standard for the state of Nevada. The mine also has various programs to reuse and conserve water at its operations.

In 2009 the Company reached an agreement with the Nevada Division of Environmental Protection (“NDEP”) in the form of a Consent Decree issued by the Attorney General of the State of Nevada, representing the NDEP (the “Consent Decree”). The Consent Decree resolved all of the environmental compliance concerns of the NDEP in relation to the Jerritt Canyon mill and surrounding land holdings, as well as related environmental concerns, and gives the Company the right to operate the Jerritt Canyon milling facility from the effective date. The Consent Decree records and agrees both parties to the terms of an environmental work program and includes penalties for not completing these work programs. The company has completed all but the following work under the Consent Decree:

For 2012 the Company budgeted significant environmental expenditures (approximately $30 million) in order to not only meet the requirements of the Consent Decree, but also to meet commitments made to the State of Nevada to improve the compliance of the operations and to improve its environmental performance. One of the most significant capital projects in 2012 was completion of the new tailings facility (“TSF2”) and ancillary water storage reservoirs. These reservoirs support ongoing operations and will facilitate the closure and reclamation of the first tailings pond (“TSF1”). Other significant restoration projects in 2012 included improvements to stormwater controls for several waste rock disposal areas (“RDAs”) and the advancement of technologies for treating seepage from the RDAs.

Beginning in 2012, TSF-2 will transition as a replacement repository for mill tailings. The Company anticipates TSF-1 will cease receiving tailings no later than January 2013. TSF-1 will then enter closure and reclamation. The Company is also planning to perform approximately $10.3 million in restoration projects at the mine site, including the initial actions for closure and reclamation of TSF1 and improvements to the reclamation of waste rock disposal areas to diminish the seepage from them.

In 2012, the Company tested on a pilot scale an active method to treat the DASH East Rock Disposal Area seepage. If the efforts to diminish the flow rates and the applicable requirements cannot be met, then treatment may be required for the RDA seepages.

QRL (as defined below) has financed the Jerritt Canyon Operation’s reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (“Chartis”). This insurance policy and additional cash placed by QRL in a money market account also with Chartis, collateralizes the surety provided to government agencies for closure and reclamation. As of early September 2011, the surety provided to Government agencies was US$81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. QRL estimates the net present value to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US$44,081,377 (using a 2.6% discount rate). Bond increases are a result of more surface disturbance, increased unit costs (labour, equipment, and fuel costs), and increased remedial actions mandated by government agencies.

Employees

As of December 31, 2013, the Company had 10 full-time employees at the head office in Vancouver, 14 full time employees and one seasonal worker, who work on a two weeks on and two weeks off schedule at the Ketza River location (these numbers are subject to some seasonality), and approximately 386 employees at the Jerritt Canyon gold mine. The Company uses a number of consultants and contractors for a variety of specialized tasks.

Reorganization

Commencing in December 2003, Graham Dickson, the then President of the Company, took the initiative in reorganizing the Company by restoring it with the Register of Companies and returning the Company to good standing as a reporting Company in the provinces of British Columbia and Alberta. On January 5, 2004, the Company’s share capital was consolidated on a five (5) old for one (1) new basis and its authorized share capital was increased from 4,000,000 shares without par value to 100,000,000 shares without par value; subsequently the Company’s share capital was increased to an unlimited number if shares without par value. On April 13, 2005, the Company’s shares commenced trading on the TSX. In 2007 the Company amalgamated with QRL by way of a Plan of Arrangement and renamed the Company from YGC Resources Ltd. to Yukon-Nevada Gold Corp. On October 9, 2012, the Company’s share capital was consolidated on a ten (10) old for one (1) new basis and changed its name to its current name.

Social or Environmental Policies

The Company believes in working with the local community and conducting the hiring of the workforce primarily from within the local area at both the Canadian and US properties to the extent possible. The Company has a policy of working with environmental agencies as closely as possible to ensure compliance with the ever-evolving environmental regulations.

Jerritt Canyon Property

The Company’s ownership of the Jerritt Canyon property began on June 20, 2007, when QRL merged with YGC Resources Ltd. to form Yukon-Nevada Gold Corp. As part of this merger the latter company acquired the wholly-owned subsidiary of VUSA (as defined below) (formerly Queenstake Resources USA, Inc.), which owns and operates the Jerritt Canyon Mine in northern Nevada. As of October 5, 2012, Yukon-Nevada Gold Corp. changed its name to Veris Gold Corp.

In summary, the Jerritt Canyon Mine is owned and operated by VUSA, a wholly owned subsidiary of Veris. The Company commissioned an NI 43-101 compliant Technical Report update on its Jerritt Canyon operating gold mine property north of Elko, Nevada which was prepared by Todd Johnson P.E., Vice President Exploration, the Company, Mark Odell, P.E., Consulting Mine Engineer, Practical Mining LLC, Karl Swanson, Mining Consultant, SME, MAusIMM, Michele White, Geologic Consultant, CPG#11252 AIPG, and John Fox, P. Eng., Consulting Metallurgist. The technical report was prepared for Veris and reflects the most recent resource and reserves based on data produced through December 31, 2012. The effective date of the Company’s most recent technical report is December 31, 2012 and it was filed on SEDAR as of July 11, 2013 (the “Technical Report”).

Jerritt Canyon contains over 22 separately exploited Carlin-Type sediment-hosted deposits that have either been mined from open pit and/or underground methods since 1981 and processed at the property or remain intact still and form part of the December 31, 2012 Mineral Resources and/or Reserves. Since July 1981, the Jerritt Canyon processing plant has produced over 8.0 million ounces of gold primarily from ores originating from the Jerritt Canyon property.

Certain of Newmont’s ores and stockpiles have been processed at the Jerritt Canyon processing plant. Newmont USA Limited’s (“Newmont”) original Carlin Deposit discovered in the early 1960’s lies approximately 34 miles (55 km) southwest of the operating SSX-Steer underground mine at Jerritt Canyon.

The Jerritt Canyon Carlin-Type deposits occur in a north-northeast trending mineralized belt called the Independence trend. The primary host rock for the Jerritt Canyon Carlin-Type deposits is the Silurian and Ordovician Hanson Creek Formation with much less mineralization hosted in the overlying Devonian and Silurian Roberts Mountain Formation. Dike rocks locally contain ore grade gold mineralization but are volumetrically insignificant relative to the sedimentary rock hosted ore materials.

The Jerritt Canyon sulfide ores are double refractory in nature because the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and is also locally associated as free grains with organic carbon in the host rock. The permitted and operating on-site Jerritt Canyon processing facility contains crushing and grinding circuits, two parallel, two-stage oxygen fluid-bed Dorr Oliver roasters (commissioned in 1989), a cyanidation circuit, and a refinery. The processing plant has a maximum capacity of 1.5 million tons per year. The roaster helps oxidize the refractory ores for subsequent cyanidation and has a currently permitted capacity of 250 tons per hour (6,000 tons per day) which is the engineering design capacity.

Underground mining production in 2012 at the property was from the Smith and SSX-Steer mines. Underground mining methods use both long-hole stopping and modified drift and fill. Split set rock bolts and welded wire mesh provide the primary means of ground support with supplementary resin anchor rebar bolts, cable bolts and/or shotcrete where necessary.

Mining at Smith in 2013 was done by contract miner Small Mine Development LLC (SMD) whereas mining at SSX-Steer was performed by VUSA staff. Exploration and development (resource conversion) drilling was active at Smith and SSX-Steer in 2012 using one contract diamond drill. Development drift and stope drilling and minor exploration using RC Cubex drills were also active at both operating mines in 2012. Initial underground development work (portal excavation and drift development) at Starvation Canyon started in November 2012 and continued through the end of the year and mining production at Starvation Canyon, operated by SMD, commenced in early April 2013.

The December 31, 2012 Mineral Resources and Reserves from 6 underground areas (Smith mine, SSX-Steer mine, Saval, Murray, Starvation Canyon and Winters Creek) and 6 open pits (Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window) have been updated in the Company’s Technical Report based on additional drilling completed in 2012 and/or based on recent remodeling work. Reserve additions included in this Technical Report relative to the previous report are located at the Smith, SSX-Steer and Starvation underground mines and at the Burns Basin open pit. The Smith and SSX-Steer underground mines comprise the majority of the mineral reserves in the district.

Ketza River Property

The Company conducted a number of environmental and social impact studies relating to the Yukon Environmental and Socio-economic Assessment Board (YESAB) project proposal and application that was submitted in late September 2011. The Company currently manages its environmental compliance program in the Yukon Territory with onsite personnel to administer the monitoring requirements with occasional help from contracted environmental engineering firms during the YESSA application period. There are regular consultations with the Yukon Territorial Government to ensure the Company is complying with regulatory requirements. In February 2013, the Company submitted responses to the first set of questions from YESAB as part of the Adequacy Review process and has now received an extension to July 2014 to answer the following rounds of inquiries. After the application has successfully passed Adequacy Review, the Screening process will continue. Approval of this project proposal will allow the Company to commence construction of the tailings facility at the site and allow for mine production.

C. Organizational structure.

Set forth below are the names of the Company’s material subsidiaries:

D. Property, plants and equipment.

Mineral Projects

Jerritt Canyon Mine, Nevada

The following description summarizes selected information about the Company’s Jerritt Canyon Gold Project. Please refer to the Company’s National Instrument 43-101 compliant technical report entitled NI 43-101 Technical Report, Veris Gold Corp., Jerritt Canyon Property, Elko County, Nevada filed July 11, 2013 with an effective date of December 31, 2012 available at www.sedar.com, for a further description of this property, including its location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Veris ownership of the Jerritt Canyon property began on June 20, 2007, when Queenstake Resources Ltd. merged with YGC Resources Ltd. to form Yukon Nevada Gold Corp. As part of this merger the latter company acquired the wholly-owned subsidiary of Queenstake Resources USA, Inc. (“Queenstake”), which owns and operates the Jerritt Canyon Mine in northern Nevada. As of October 5, 2012, YNG changed its name to Veris Gold Corp. In January of 2013, Queenstake Resources USA, Inc. changed their name to Veris Gold USA, Inc. (“VUSA”).

In summary, the Jerritt Canyon Mine is owned and operated by VUSA, a wholly owned subsidiary of Veris. The technical report was prepared for Veris and reflects the most recent resource and reserves based on data produced through December 31, 2012. The effective date of the Company’s most recent technical report is December 31, 2012 and it was filed on SEDAR as of July 11, 2013 (the “Technical Report”).

Jerritt Canyon contains over 22 separately exploited Carlin-Type sediment-hosted deposits that have either been mined from open pit and/or underground methods and, since 1981, processed at the property or are intact and never previously mined and part of the December 31, 2012 Mineral Resources and/or Reserves. The Jerritt Canyon processing plant since July 1981 has produced over 8.0 million ounces of gold primarily from ores originating from the Jerritt Canyon property.

Certain of Newmont’s ores and stockpiles have been processed at the Jerritt Canyon processing plant. Newmont USA Limited’s (“Newmont”) original Carlin Deposit discovered in the early 1960’s lies approximately 34 miles (55 km) southwest of the operating SSX-Steer underground mine at Jerritt Canyon.

The Jerritt Canyon Carlin-Type deposits occur in a north-northeast trending mineralized belt called the Independence trend. The primary host rock for the Jerritt Canyon Carlin-Type deposits is the Silurian and Ordovician Hanson Creek Formation with much less mineralization hosted in the overlying Devonian and Silurian Roberts Mountain Formation. Dike rocks locally contain ore grade gold mineralization but are volumetrically insignificant relative to the sedimentary rock hosted ore materials.

The Jerritt Canyon sulfide ores are double refractory in nature because the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and is also locally associated as free grains with organic carbon in the host rock. The permitted and operating on-site Jerritt Canyon processing facility contains crushing and grinding circuits, two parallel, two-stage oxygen fluid-bed Dorr Oliver roasters (commissioned in 1989), a cyanidation circuit, and a refinery. The processing plant has a maximum capacity of 1.5 million tons per year. The roaster helps oxidize the refractory ores for subsequent cyanidation and has a currently permitted capacity of 250 tons per hour (6,000 tons per day) which is the engineering design capacity.

Underground mining production in 2012 at the property was from the Smith and SSX-Steer mines. Underground mining methods use both long-hole stopping and modified drift and fill. Split set rock bolts and welded wire mesh provide the primary means of ground support with supplementary resin anchor rebar bolts, cable bolts and/or shotcrete where necessary.

Mining at Smith in 2012 was done by contract miner Small Mine Development LLC (SMD) whereas mining at SSX-Steer was performed by both VUSA staff and separate SMD crews. Exploration and development (resource conversion) drilling was active at Smith and SSX-Steer in 2012 using one contract diamond drill. Development drift and stope drilling and minor exploration using RC Cubex drills were also active at both operating mines in 2012.Initial underground development work (portal excavation and drift development) at Starvation Canyon started in November 2012 and continued through the end of the year and mining production at Starvation Canyon, operated by SMD, commenced in early April 2013.

The December 31, 2012 Mineral Resources and Reserves from 6 underground areas (Smith mine, SSX-Steer mine, Saval, Murray, Starvation Canyon and Winters Creek) and 6 open pits (Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window) have been updated in the Company’s Technical Report based on additional drilling completed in 2012 and/or based on recent remodeling work. Reserve additions included in this Technical Report relative to the previous report are located at the Smith, SSX-Steer and Starvation underground mines and at the Burns Basin open pit. The Smith and SSX-Steer underground mines comprise the majority of the mineral reserves in the district.

Mineral Resource Estimate

The December 31, 2012 Mineral Resources at Jerritt Canyon are contained within 6 open pits including Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window, and 6 underground areas including Murray, Smith, SSX (including West Mahala), Saval, Starvation Canyon, and Winter’s Creek. The recently revised underground mineral resource estimates are based on extensive underground and surface drilling data, a strict 0.10 opt grade shell digitized by hand on 50 foot cross-sections, and using geology constrained kriging estimation methods. Block modeling techniques incorporate 5x5x5 ft. block sizes within the digitized grade shells.

Measured Resources as of December 31, 2012 total 4511 ktons averaging 0.198 opt Au containing 891.7 koz. Indicated Resources as of December 31, 2012 total 7,932 ktons averaging 0.171 opt Au containing 1,359.4 koz. Combined Measured and Indicated Resources as of December 31, 2012 total 12,443 ktons at 0.181 opt Au, containing 2,251.1 koz. There is an additional Inferred Resource of 3,845 tons at 0.170 opt Au, containing 653.2 koz. Resources were determined using a US$1,620/oz two-year average trailing gold price.

For the Technical Report, new drilling information for the open pit resources has been included for the Saval and Burns Basin open pits. Also new drilling information for underground resources has been included for Starvation, Smith and SSX underground mines.

One of the independent contributory authors of the Technical Report conducted a January 2013 database audit of assay results from drilled material sampled between June 18, 2011 and December 31, 2012 for underground drilling, and between July 18, 2011 and December 21, 2011 for surface drilling. There was very little surface drilling in 2012. This database audit reviewed between 5 to 25 percent of the actual records and concluded excellent correlation between certified sampling results and the database as discussed below. The results of this audit commend the 2013 database for use in the new resource and reserve estimates listed below.

Jerritt Canyon mineral resources including reserves – December 31, 2012

	Measured			Indicated			Measured + Indicated			Inferred
Area	kt	opt	koz	kt	opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	46	0.106	4.9	430	0.096	41.4	476	0.097	46.3	5	0.061	0.3
Mill Creek	3	0.089	0.3	299	0.094	28.0	302	0.094	28.3	4	0.153	0.6
Saval	51	0.148	7.6	315	0.085	26.7	367	0.093	34.3	10	0.083	0.8
Wright Window	5	0.174	0.9	115	0.090	10.3	120	0.094	11.2	5	0.088	0.4
Pie Creek	-	-	-	225	0.086	19.2	225	0.086	19.2	5	0.089	0.5
Road Canyon	-	-	-	17	0.070	1.2	17	0.070	1.2	187	0.081	15.2
Stockpiles	37	0.124	4.6	254	0.049	12.4	291	0.059	17.1	-	-	-
Open Pit Resource	144	0.128	18.3	1,654	0.084	139.3	1,798	0.088	157.6	216	0.082	17.8

Underground
Smith	2,980	0.200	597.3	2,214	0.204	452.1	5,193	0.202	1,049.4	977	0.179	174.6
SSX Including West Mahala	1,205	0.201	242.6	2,438	0.198	481.7	3,643	0.199	724.3	2,508	0.173	433.6
Saval	17	0.276	4.6	160	0.247	39.6	177	0.250	44.2	51	0.238	12.2
Murray	142	0.163	23.1	404	0.165	66.8	545	0.165	89.9	61	0.162	10.0
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6	21	0.170	3.6
Winters Creek	-	-	-	117	0.112	13.1	117	0.112	13.1	10	0.145	1.5
Underground Resource	4,367	0.200	873.4	6,278	0.194	1,220.1	10,645	0.197	2,093.5	3,629	0.175	635.4
Resource Total	4,511	0.198	891.7	7,932	0.171	1,359.4	12,443	0.181	2,251.1	3,845	0.170	653.2

(1)	Mineral Resources that are not mineral reserves do not have demonstrated economic viability;
(2)	Open Pit Mineral Resources are contained within Lerch Grossman pit shells constructed at $1,620/oz. gold price and meet the minimum cutoff grade;
(3)	Open Pit Mineral Resources include 5% mining losses and 5% dilution;
(4)	Underground Mineral Resources are constrained to 0.10 opt grade shells and occur outside existing asbuilts workings and sterilized areas, and are deemed by the Qualified Person to be potentially economic; and
(5)	Underground Mineral Resources include 5% mining losses and 5-10% dilution.

Mineral Reserves Estimate

Mineral Reserves as of December 31, 2012 are listed below. The following parameters were used to determine Mineral Reserves for each area:

A three-year average trailing gold price of $1,490 per ounce

Grade dependent gold recoveries varying from 75% to 90%

$0.40 per ounce refining charges

Open pit cut off grades vary from a low of 0.043 to 0.046 opt

Underground cut off grades vary from 0.106 to 0.116 opt.

Jerritt Canyon Mineral Reserves – December 31, 2012

	Proven			Probable			Proven + Probable
Area	kt	opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	32	0.100	3.2	391	0.101	39.6	423	0.101	42.8
Mill Creek	3	0.089	0.3	194	0.090	17.4	197	0.090	17.7
Saval	51	0.155	7.9	32	0.089	2.9	83	0.129	10.8
Wright Window	5	0.174	0.9	109	0.093	10.1	114	0.096	11.0
Stockpiles	37	0.124	4.6	167	0.053	8.9	204	0.066	13.5
Open Pit Reserve	128	0.131	17.0	892	0.088	78.9	1,021	0.094	95.7

Underground
Smith	1,750	0.162	283.5	1,262	0.168	211.8	3,012	0.164	495.3
SSX Including West Mahala	566	0.172	97.5	1,056	0.159	167.4	1,621	0.163	272.0
Saval	18	0.239	4.3	150	0.203	30.4	168	0.207	34.8
Murray	142	0.163	23.1	354	0.166	58.6	495	0.165	81.7
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6
Underground Reserve	2,499	0.166	414.3	3,766	0.169	635.0	6,266	0.167	1,049.3
Reserve Total	2,628	0.164	431.1	4,659	0.153	713.9	7,287	0.157	1,145.0

The reserves listed above are a subset of the resources listed in the first table. Dewatering of some of the Smith, West Mahala and Murray reserve areas that lie below the water table will be required. The operating and capital costs at these mines contain provisions for construction and operation of the dewatering systems. The processing plant requires 700 gpm of makeup water which is derived from seepage wells surrounding the existing tailings storage facility (TSF-1) and from fresh water supply wells. With the replacement of TSF-1, the source of seepage water will gradually diminish and ultimately will no longer be available. Mine dewatering operations will replace the TSF-1 seepage over time. A water treatment plant and rapid infiltration basin (RIB) will be required to dispose of dewatering in excess of the 700 gpm process water requirement.

From January 1, 2012 to December 31, 2012 Jerritt Canyon processed 978 ktons of ore containing 127.7 kozs from Smith, SSX and stockpile sources (Hofer, W. 2013). During the year all ores processed at Jerritt Canyon were from onsite sources and no ore from offsite was processed.

Reserve additions net of depletion total 84 koz relative to the previous NI 43-101 report and the gains are concentrated at the Starvation and Smith underground mines with lesser additions at Burns Basin open pit. Stockpile reserves decreased by 44 koz due to depletion and reclassification based on a trenching sampling program conducted in 2012. Reserves at the SSX-Steer underground (including West Mahala) and Murray underground decreased slightly.

Conclusions

The six year Life of Mine Reserves Plan will produce robust financial results. Achieving sustained ore mining and processing rates of 1.5 million tons per year is critical to the success of the Jerritt Canyon mine operation. In 2013 ore will be sourced from the Smith and SSX underground mines, new underground mine at Starvation Canyon, and low grade ore stockpiles.

Recommendations

Additional ore sources need to be developed at the Saval Underground and Burns Basin Pit during the next two years to enhance production and replace the stockpile ores as they are depleted. Reopening of the Murray underground mine and adding to open pit reserves will be required to maintain processing rates at the desired level over the 6 year reserve life.

Resource conversion near the existing and planned underground workings should remain a drilling priority. Conversion of resources near the planned open pits could also significantly add to the project life and economics.

Dewatering will be necessary to recover 234 koz of the current reserves located in the Smith, SSX and Murray mines. Engineering and permitting of the dewatering facilities must be a high priority to ensure these reserves are available when needed.

Mining operations can implement more economical mining plans including raising the cutoff grade and including inferred resources in the LOM plan. The processing of third party toll milling ores to increase and maximize the mill capacity would also help lower the operating cost per ton and increase revenue but cannot be included in the present Cash flow Analysis due to NI 43-101 rules that limit this work to reserve materials sourced from the Jerritt Canyon property.

Property description and location

Property description

The Jerritt Canyon property is located primarily on private land controlled by VUSA, and public land administered mostly by the United States Forest Service (“USFS”) and some by the United States Bureau of Land Management (“BLM”). The land position covers over 119 square miles. The Jerritt Canyon Mine has been an operating gold property since 1981 with two currently active underground mines: SSX-Steer and Smith, which have been in production since the end of 2011. Mining at Smith has been conducted by a contract mining service since early 2010. Mining at the SSX-Steer mine has been conducted by Veris staff since the fourth quarter of 2011. The mines produce feed for a process plant located at the site, which includes 2 roasters and a carbon-in-leach (“CIL”) circuit. The project also consists of three non-operating underground mining areas (Murray, MCE, and West Generator); rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities. Exploration and drilling is ongoing at the property to add additional resources and reserves.

Property location

Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko in the Independence Mountains at Latitude 41º 23’ North, Longitude 116º West. The property is accessed by paved State Highway 225 going north of Elko for about 45 miles to the paved mine access road. The property lies in ten townships within T39N to T41N and R52E to R54E relative to the Mount Diablo Base Line and Meridian (MDB&M). The property boundaries are located in the field with wooden stakes and were likely originally measured by tape and compass either from section corners or adjacent claims. All property boundaries have since been located with modern surveying equipment and/or GPS (Trimble 5800 RTK GPS Rover utilizing a Trimble base receiver for reference corrections) with a horizontal accuracy of ±0.5 cm and a vertical accuracy of ±1 cm.

Status of mineral titles

The property is 100% owned and operated by VUSA, which acquired the mine from the previous owner, a joint venture between Anglo Gold (70%) and Meridian Gold (30%), at the end of June 2003. VUSA is a wholly owned subsidiary of Veris. Claim details were discussed with the VUSA Land Manager as of April 19, 2013.

The operations are located on a combination of public and private lands, with the mines and mining related surface facilities being primarily located on mining claims in United States Forest Service (USFS) land within the Humboldt-Toiyabe National Forest. The process facilities, office, shop, and tailings are located on private land owned by Veris. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management (BLM). Claim-related fees are annually paid to the BLM and Elko County.

As of December 31, 2013, Veris owns 2,851 claims, 1,011 acres of patented claims, and 12,433 acres of fee land; in addition, Veris leases 278 claims and 11,271 acres of fee land with mineral rights. All Jerritt Canyon property claims expire on September 1, 2014 but are always renewed every year by filing the necessary paperwork and claim fees with the BLM and the County. Estimated costs to maintain the 2,851 Veris-owned claims are $400,400 ($140 per claim), whereas the 278 leased claims are $38,920 (also at $140 per claim). A contributing author to the Company’s Technical Report, has reviewed the lease agreements and Jerritt claim map and finds them to be current and in good order.

Land and claim summary for Veris Gold USA’s Jerritt Canyon Project

Land Status	No. Claims	Acres
Owned Claims	2,851
Leased Claims	278
Total Claims	3,129
Fee Land Owned		12,433
Patented Claims Owned		1,011
Fee Land Leased		11,271
Total Acres		24,715

Veris controls more than 119 square miles of ground encompassing the mine area and surrounding acreage. The bulk of this is in the form of contiguous unpatented mining claims which are held in force by production from the mining activities. No production royalties are paid for gold deriving from these claims.

Some property is leased from landowners in the region, and a royalty is paid on production from these lands. The royalty for mined material in 2012 varied by location and was as much as 6 percent of net smelter return (NSR), the total cost of which is dependent upon the gold sale price and the refining results.

General location map of the Jerritt Canyon Mine

General land map of the Jerritt Canyon property with model areas

Accessibility, climate, vegetation, physiography, local resources and infrastructure

Access to the site

The Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko. Access to the property is by State Road 225 to the mine access road. The roads are paved and in excellent condition all the way to the main gate where the administrative offices, process plant, warehouse, and tailings impoundment are located. The mines are accessed by haul roads on VUSA controlled land.

Climate

The climate is temperate with winter temperatures between 0º and 40º Fahrenheit and summer temperatures between 35º and 90º. Average annual precipitation at the tailings impoundment is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. Mine operations are only rarely halted by weather conditions, although ore haulage from the mines may be slowed. The mill, warehouse, shop, and administrative facilities are at a lower elevation and therefore are less exposed to weather extremes. Snowfall is generally common from the months of December to May.

Vegetation

The vegetation is typical of the Basin and Range province with sagebrush vegetation dominant at the lower elevations. Small stands of aspen and isolated fir trees grow in canyons and drainages.

Physiography

Jerritt Canyon Mine is located in the Independence Mountain Range in the Basin and Range province of northern Nevada. The topography ranges from about 6,400 feet at the administrative facilities and mill site to about 8,000 feet at the highest point of the haul road to the mines.

Local resources and infrastructure

Elko, Nevada with a population of 18,300 is the closest city to the mine. The city is on Interstate 80 and is serviced by daily commercial flights to Salt Lake City, Utah. Elko is a center for the mining operations in northern Nevada and services necessary for the mine are readily available there. The local population, along with the proximity of the other nearby cities (e.g. Salt Lake City in Utah and Battle Mountain, Winnemucca, Fernley, Fallon, Reno in Nevada) is large enough to supply most of the workers and supplies for all of the mines in the area.

Power to the mine site is purchased from Nevada Energy through a 125kV, 3-phase transmission line. Cost of electrical power is approximately US$0.066/kWh.

A new natural gas pipeline has recently been installed to the south of the property by another company. Veris is examining opportunities to use natural gas to help power some of the mine facilities.

There are sufficient supplies of water at the site to allow the processing facility and other mine facilities to efficiently operate. Approximately 700 gallons per minute (gpm) of water is required to operate the mill with two primary water sources: (1) a “dirty” water source consisting of the tailings storage facility 1 (TSF-1) seepage collection system that has contributions from 90 small diameter water wells around the TSF-1, four seepage collection trenches, and three embankment blanket drains that collectively produce 1,000 gpm; and (2) a cleaner water source from two deep water wells that are each capable of producing 500 gpm. A third deep water well exists at the property but is currently not operating. Once the TSF-1 is decommissioned and reclaimed, the additional necessary water sources for the mine facilities will come from the deep well sources and/or underground mine dewatering. All waters used at the Jerritt Canyon Mine are from permitted and certificated water rights held by Veris and regulated by the Nevada Division of Water Resources.

There is sufficient room to place additional wastes on the property from future mining operations based on the existing claims owned by Veris. In addition, there is sufficient space to place the planned Tailings Storage Facility 2 (TSF-2) and Water Storage Reservoir (WSR) to the south of the existing tailings storage facility and existing evaporation pond.

History

Mining history

Prospectors explored for antimony in the 1910’s. Thirty to forty tons of stibnite as antimony ore were reportedly mined and shipped from the Burns Basin mine in the Jerritt Canyon district between 1918 and 1945. In the early 1970’s there was a renewed interest in antimony exploration when its price reached historic highs of $40 per pound. Around 1971, FMC began exploring for antimony in the Independence Mountains. In 1972, FMC, later known as Meridian Gold, discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, a joint venture was formed with Freeport Minerals Company to explore and develop the area, and mining commenced at Jerritt Canyon in 1981.

Open pit mining was conducted at the site from start-up in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. Subsequently, five different underground mines have been operated at Jerritt Canyon over the years. West Generator Murray and MCE are now closed. Underground mining at the SSX-Steer complex started in 1997, was temporarily stopped in August 2008, and was restarted in October 2011. Underground mining at Smith started in 1999, was temporarily stopped in August 2008, and reopened in February 2010. The MCE underground mine was shut down in 2004, whereas the Murray underground mine was shut down in 2006. The new Steer mine portal, now a part of the SSX complex, was constructed in 2004.

Production history

Open pit mining was conducted at the site from start-up in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. Subsequently Underground Mining was initiated at Murray, SSX, MCE and Smith. Currently only the Smith and SSX mines are operating.

On August 8, 2008, VG management decided to shut down mining operations due to increasing costs associated with the mine plan, required infrastructure expenditures that remained to be completed, and environmental concerns that remained to be addressed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the Nevada Division of Environmental Protection (NDEP) to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations. In order to obtain authorization to restart, the NDEP required detailed plans on how the aforementioned concerns would be addressed. On October 20, 2009, with these detailed plans in place and approved by the NDEP, and many already completed, Queenstake was able to restart operations under a Consent Decree order issued by the Attorney General of the State of Nevada, representing the NDEP. To address the environmental concerns, Queenstake (now VUSA) completed the installation of a calomel emission system on July 20, 2009 which is used to control mercury emissions. Queenstake also carried out significant overhauls and upgrades of many key components of the roaster, leach circuit, thickener, and other sections of the mill.

New technical staff was hired in 2009 with directives to design a new mine plan. Underground mining at Smith recommenced in late January 2010 using contract miner Small Mine Development (SMD). Underground mining at SSX-Steer Complex recommenced in early October using Queenstake staff. Ore materials from Jerritt Canyon that currently feed the processing facility include underground ore from the Smith Mine and stockpile materials that are either called remote or mill. The “remote” stockpiles are located in piles away from the processing facility and require hauling to the process plant while the “mill” stockpiles are located near the processing facilities.

Since its inception from July 1, 1981 to year-end 2012, the Jerritt Canyon Mill has produced 7.97 million ounces of gold. Annual production has historically averaged between 125,000 and 350,000 ounces of gold, at historical cash costs ranging from $240 to $554 per ounce. Veris internal reports indicate the total 2012 and 2011 mill production from Jerritt Canyon ores (including Jerritt Canyon stockpile and Newmont ores at 978,262 and 599,555 dry tons containing 105,627 and 73,823 ounces, respectively.)

Veris records indicate the 2010 and 2008 mill production from Jerritt Canyon ore (including Jerritt sourced stockpiles) at 628,418 and 224,618 tons with 89,238 and 32,131 ounces of recovered gold attributed to the operation respectively. Cash operating costs were high in 2008 due to mill shut downs in the early part of the year and the mine shut down on August 8, 2008.

Historical mineral resource and reserve estimates

The measured and indicated mineral resources, including reserves, at Jerritt Canyon during VUSA’s ownership, as documented in NI 43-101 filings are given below.

Historic measured and indicated mineral resources, including reserves

Year	Measured			Indicated			Measured + Indicated
(Year-End)	kt	opt	koz Au	kt	opt	koz Au	kt	opt	koz Au
2003	2,219.3	0.306	679.7	7,277.6	0.222	1,615.7	9,496.9	0.242	2,295.3
2004	2,263.0	0.287	650.1	7,724.8	0.228	1,759.5	9,987.8	0.241	2,409.6
2005	3,094.6	0.281	869.7	5,717.4	0.212	1,209.4	8,812.0	0.236	2,079.1
2006	2,573.9	0.272	700.1	5,629.3	0.214	1,207.1	8,203.2	0.232	1,907.2
2007	2,626.0	0.269	706.1	5,570.9	0.225	1,255.0	8,196.9	0.239	1,961.1
2010	4,549.9	0.236	1,073.1	6,459.5	0.204	1,316.8	11,009.4	0.217	2,389.9
2011	4,906.8	0.210	1,030.7	7,382.7	0.175	1,288.5	12,289.5	0.189	2,319.2

Notes: Data relates to historic measured and indicated resources during VUSA’s ownership since 2003 and is from historically published NI 43-101 reports: Odell et al. (2012); Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

Historic inferred resources are listed below.

Historic inferred mineral resources

Year	Inferred
(Year-End)	kt	opt	koz Au
2003	5,415.4	0.191	1,034.0
2004	4,058.7	0.219	888.4
2005	2,646.5	0.229	605.6
2006	2,414.8	0.226	545.2
2007	2,319.7	0.224	520.4
2010	3,872.6	0.194	751.3
2011	4,115.7	0.182	748.4

Notes: Data relates to historic inferred reserves during VUSA’s ownership since 2003 and is from historically published NI 43-101 reports: Odell et al. (2012); Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

The historic proven and probable reserves at Jerritt Canyon during VUSA’s ownership, as documented in NI 43-101 filings are given below.

Historic proven and probable mineral reserves

Year	Proven			Probable			Proven + Probable
(Year-End)	kt	opt	koz Au	kt	opt	koz Au	kt	opt	koz Au
2003	932.8	0.299	279.0	2,132.4	0.254	541.1	3,065.3	0.268	820.1
2004	760.5	0.271	206.3	2,750.1	0.243	669.1	3,510.6	0.249	875.4
2005	1,211.3	0.257	311.7	2,511.7	0.225	566.2	3,723.0	0.236	877.9
2006	636.1	0.273	173.8	1,348.8	0.231	312.0	1,984.9	0.245	485.7
2007	653.4	0.229	149.9	2,501.8	0.227	567.4	3,155.2	0.227	717.3
2010	1,406.1	0.193	270.9	2,959.7	0.151	446.0	4,365.8	0.164	717.0
2011	1,980.2	0.189	374.8	4,076.7	0.168	686.0	6,056.9	0.175	1,060.8

Notes: Data relates to historic proven and probable reserves during VUSA’s ownership since 2003 and is from historically published NI 43-101 reports: Odell et al. (2012); Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

The aforementioned resources and reserves since 2003 have been prepared by Qualified Persons employed by Pincock, Allen and Holt, SRK Consulting, Practical Mining LLC, and Veris and are therefore viewed by the primary author of the Company’s more recent technical report, Todd Johnson (QP), as being reliable and relevant. It is apparent that the historical proven and probable reserves documented every year in the NI 43-101 reports since 2003 range from 1,984.9 to 6,056.9 kt. It is also recognized that the measured and indicated resources documented every year in the NI 43-101 reports since 2003 range from 8,196.9 to 12,289.5 kt.

Geological setting and mineralization

Regional geology

The Jerritt Canyon mining district is located in the Independence Mountain Range in northern Nevada. The range is part of the Basin and Range province of Nevada and is a horst block consisting primarily of Paleozoic sedimentary rocks with lesser Tertiary volcanic rocks and intrusive dikes. Much of this data was previously presented in other published reports (Jones, 2005; McMillan, 2005; Daly et al., 1991) and is still considered to be relevant.

The Technical Report authors have reviewed the geological information in the drill hole databases and finds the geological determinations in the logs to be adequate for use in geological modeling of the resource areas and also deems them adequate for use in the present resource and reserve work.

There are four distinct Paleozoic sedimentary assemblages in the district characterized by their position relative to the Roberts Mountains thrust, a Devonian to Mississippian structure formed during the Antler orogeny:

•	The western facies, or upper plate of the thrust, consists of the Cambrian to Ordovician Valmy Group and forms about 70% of the exposed rock. In the Jerritt Canyon district, the Valmy Group consists of the Snow Canyon formation, a chert, argillite, greenstone, and carbonaceous siltstone sequence, and the McAfee Quartzite, a sequence of massive quartzite and shale;
•	The eastern facies, or lower plate of the thrust, consists of a sequence of Ordovician to Devonian shallow water sedimentary rocks that are exposed in tectonic and erosional windows through the upper plate. The gold mineralization in the district is contained with the eastern facies rocks. The Pogonip Group rock is exposed in the west-central part of the district and is composed of fossiliferous limestone with calcareous shale and dolomite interbeds. The Eureka Quartzite is a massive quartzite with minor interbeds of siltstone. The Hanson Creek Formation is one of two principal ore hosts in the district. It is divided into five units, with the contacts between the units being the favorable sites of gold mineralization. The Hanson Creek consists of interbedded silty limestone, calcareous siltstone, dolomite, chert, and carbonaceous limestone. The Roberts Mountains Formation is the second ore host and consists of calcareous, carbonaceous siltstone and thinly bedded, silty limestone. The Waterpipe Canyon formation is thought to have been deposited in a synkinematic foreland basin that formed during the Antler orogeny; it consists of carbonaceous shale with interbedded greywacke, chert pebble conglomerate, bedded chert, sandstone, and siltstone;
•	The Schoonover sequence occurs north of the district and consists of basaltic and andesitic greenstone, chert, tuff, volcaniclastics, and siliciclastic and limestone turbidites of Devonian to Permian age; and
•	The Antler overlap sequence is restricted to the north end of the range and consists of conglomerates, argillite, siltstone and limestone.

The Paleozoic sequences are cross-cut by Pennsylvanian basalt dikes, Eocene basalt-quartz monzonite dikes, and Miocene basalt dikes. The Pennsylvanian and Eocene basaltic dikes are altered and mineralized in most of the mines.

The structural fabric in the district consists of two dominant fault trends, west-northwest trending and north-northeast-trending.

The geological chronology of regional structural event important to deformation and mineralization of rocks in the Jerritt Canyon district is complex with several regional deformation events being evident in the mines. The Devonian to Mississippian Antler orogeny, resulting from west to east compression, is represented in the upper plate Snow Canyon Formation with north-south folds in both the hanging wall and footwall of the thrust. The Permian to Triassic Sonoma orogeny emplaced the Golconda allochthon over parts of the Roberts Mountains allochthon to the north of the district. The northwest to southeast compression associated with this deformation is rarely seen in the district. The Jurassic to Cretaceous Nevadan orogeny resulted in east-west folds that are often associated with mineralization.

Local geology

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies in the lower plate of the Roberts Mountains thrust. The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hanson Creek Formation is divided into five members, numbered I through V from the top of the formation to the bottom. Hanson Creek I is a thinly bedded sequence of gray, medium-grained limestones and continuous blocky chert beds; it is typically brecciated. Hanson Creek II is a dark to light gray, irregularly bedded to massive, vuggy, dolomitic limestone. Hanson Creek III consists of intercalated carbonaceous micrites and laminated argillaceous limestones. Hanson Creek IV is a thickly bedded, medium to coarse-grained, carbonaceous limestone with discontinuous black chert nodules. Hanson Creek V consists of laminated, carbonaceous siltstone with chert lenses.

The contact between the Roberts Mountains Formation and the overlying Snow Canyon Formation is a regional thrust fault which transported the Snow Canyon eastward over the Roberts Mountains Formation. The contact between the Roberts Mountain Formation and the underlying Hanson Creek Formation is a discontinuity locally known as the Saval discontinuity. The discontinuity may be an angular unconformity of local extent or a thrust fault. Gold mineralization is typically enriched along this discontinuity. The base of the Hanson Creek is gradational into the Eureka Quartzite. Locally, the stratigraphic section has been repeated by thrust faulting.

Deposit types

The Jerritt Canyon deposits are typical of the Carlin-type deposit consisting of micron to submicron-sized gold particles hosted primarily by carbonaceous, Paleozoic calcareous and sulfidic sedimentary rocks. Lesser amounts of ore are hosted by intermediate to mafic intrusive rock. The deposits often consist of several discrete pods or zones of mineralization whose location is controlled by intersections of major west-northwest and north-northeast structures that cut folded, permeable and chemically favorable host rocks. Locally, intrusive dikes that follow the northwest or northeast structures may be important host rocks. The combination of these structural and stratigraphic controls imparts a highly irregular shape to the ore zones, though most have more horizontal than vertical continuity depending upon the orientation of the host rocks.

Gold in the Jerritt Canyon ore deposits occurs as free particles of inter-granular, native gold, on or within pyrite, or in association with sedimentary carbonaceous material. Due to the sulfide and carbonaceous affinities, most of the gold deposits at Jerritt Canyon require fine grinding and oxidation to permit the gold particles to be liberated by standard, carbon-in-leach cyanidation.

In addition, the planned 2012 exploration program focuses on drilling resource conversion holes both proximal to the Smith and SSX-Steer underground mine infrastructure (underground workings), in the planned Starvation Canyon underground mine, and in open pit resources that have the best potential to advance into potential production. The drilling will be focused along well known mineralized trends (defined by previous drilling, mapping, geophysics, or soil/rock surface sampling) with adjacent in-place infrastructure (underground workings and/or access roads or mining facilities) in order to have the best chance of adding potential new resources and reserves. This will allow the Company to potentially keep feeding ore to the processing facility at Jerritt Canyon well into the foreseeable future. The drilling methods to be employed at Jerritt Canyon incorporate reverse circulation and diamond types which have been proven to work well at other northern Nevada Carlin-Type deposits.

Mineralization

Gold mineralization at Jerritt Canyon is hosted by the Hanson Creek Formation and the base of the Roberts Mountains Formation in the lower plate of the Roberts Mountains thrust. Gold mineralization is structurally controlled by high angle west-northwest and north-northeast trending structures that acted as conduits for mineralizing fluids. Much of the more continuous gold mineralization occurs within the favorable stratigraphic intervals along the limbs or hinge zones of large anticlinal folds, and at the intersection of the two sets of high angle structures. The ore zones form along well-defined structural and mineralization trends as stratigraphically controlled tabular pods that are locally stacked upon one another resulting from the presence of more than one favorable stratigraphic unit and/or local thrust and/or high-angled fault intersection controls. The deposits are Carlin-type, sediment-hosted gold mineralization within carbonaceous sediments. The gold occurs as very fine-grained micron-sized particles as grain boundaries or inclusions in pyrite, and as free grains in carbonaceous-rich carbonate and fine-grained, calcareous, clastic sedimentary rocks.

Alteration in the Jerritt Canyon district includes silicification, dolomitization, remobilization, and reconstitution of organic carbon, decalcification, argillization, and pyritization (typically containing elevated arsenic). The rocks also exhibit hypogene and supergene oxidation and bleaching. The most important alteration types relative to gold deposition are silicification, remobilization and reconstitution of organic carbon, pyritization, and decalcification.

Mineralization characteristics in the main work areas are described below. Zone numbers in the following descriptions refer to mining areas that are presented in the current report or the SRK year-end 2007 Technical Report.

SSX-Steer Mine

The drift connecting the SSX and Steer mines was completed in the latter half of 2005 and the mines have been operated as a single unit referred to as the SSX complex or SSX-Steer complex since then. In 2007, a drift was completed to the Saval 3 portal allowing access to resource extending into the pit wall.

The SSX deposit was discovered in the early 1990’s following the northeast structural trends between the Burns Basin and California Mountain deposits and the west-northwest trends from the Steer/Saval deposits. Mining at SSX started in 1997.

The modeled mineralized bodies show a distinct northwest trend in the SSX area but are generally more east-west in the other areas. The mineralized zones are more continuous in the SSX area ranging from 200 to 2000 feet in length along the northwest strike and 50 to 200 feet in width. The thickness of the mineralization at SSX ranges from 10 to 100 feet. The mineralization at Steer is less continuous ranging in strike length from 50 to 500 feet and 50 to 300 feet in width. The ore thickness at Steer ranges from 20 feet to rarely 100 feet. The depth to mineralization ranges from near surface at the west end of Steer to a depth of about 800 feet below the surface for most of SSX. Most of the mineralization is between 600 to 1000 feet below the surface.

Mineralization at the SSX mine occurs mostly in the micritic unit III of the Hanson Creek Formation. A smaller portion of the mineralization occurs in calcareous siltstone at the base of the Roberts Mountains Formation or in the upper two cherty and dolomitic members of the Hanson Creek Formation. Mineralized zones are localized in and near west-northwest trending steeply dipping dikes (e.g. South Boundary Dike); however, dike material is a minor component of the ore at SSX. Mineralization is also localized along cross-cutting northeast trending faults (the Purple Fault in Zones 4 and 6, and the Crestline Fault in Zone 1). Folding of the mineralized horizons is apparent along axes parallel to the west-northwest dike trend and, more prominently, parallel to the northeast fault set. Gold occurs in decarbonitized rock, commonly in association with variable amounts of orpiment and realgar. Silicification with stibnite can also be associated with gold in portions of the upper cherty member of the Hanson Creek Formation.

Gold mineralization in the Steer portion of the SSX complex has been identified in an area stretching approximately 3,000 feet east from the old Steer pit to halfway along the connection drift to SSX Zone 5. Most gold mineralization at Steer is associated with gently dipping structures cutting through the Hanson Creek III unit. These structures strike northeast and dip southeast, offsetting individual strata. Typical ore zones follow the structures and tend to be broad and relatively thin. The mineralized zones are usually at the contact between the Hanson Creek units III and IV and occasionally follow the structures up through the Hanson III. Both within the Steer portion and the western side of SSX several low-angle features have been observed. These features are at least partly responsible for the gold mineralization at the contact of the Hanson Creek units III and IV.

In the eastern portion of the Steer area, high-grade mineralization is associated with the Husky fault, a major northeast trending normal fault with at least 300 feet of normal dip-slip displacement to the southeast. Major northwest trending dikes appear to have locally compartmentalized high-grade mineralization. The intersection of these dikes with the Hanson III unit and the Husky fault and its related structures offers excellent exploration potential. One of these dikes is interpreted to be the western extension of the South Boundary dike, which is an important ore-controlling structure at the SSX mine to the east.

At Steer and SSX the structural intersections are the primary targets for resource expansion, as well as the westward extension of the South Boundary dike.

Saval Mine and Saval 4

Previous mining at Saval has included both open pit mining (1994-1997) and small-scale underground mining from 2004 to 2006 in the high wall of the Saval 2 pit. Gold mineralization in the Saval Basin area to the west of the SSX mine is primarily hosted in favorable Hanson Creek Formation unit III where it has been structurally prepared by faulting and has locally been compartmentalized by northwest-trending dike systems. In this area, a series of west-northwest trending structures have been cut by northeast-trending faults. Notable structural features include the west-northwest trending Saval horst and the northeast-trending Husky fault, which cuts across the older Saval horst and down-drops it to the southeast. Mineralization is mostly hosted in the Hanson III unit in the vicinity of structural intersections, often forming relatively steep, narrow, plunging bodies. Dikes, such as the Saval 3 pit dike can be traced for thousands of feet. High-grade gold mineralization has been concentrated along the Saval 3 dike in several locations, most prominently in the Saval 3 pit and in the north part of Zone 5 at SSX.

Mineralization at Saval generally trends east-west from 200 to 1,000 feet. The width ranges from 50 to 200 feet and the thickness from 10 to 50 feet. The depth is from the surface to about 400 feet below the surface. Saval contains gold mineralization that has been recently remodeled with both 0.01 opt Au grade shells and 0.10 opt gold grade shells.

The Saval 4 underground resource is a relatively steep and vertically extensive high-grade zone that lies within the Saval horst beneath a splay fault of the Sheep Tank fault. It is interpreted that the intersection of west-northwest trending faults that bound the horst with northeast trending faults helped form this resource. The Saval 4 underground mine development is targeted to commence in Quarter 3 of 2013.

Smith Mine

The Smith Mine, accessed from near the bottom of the Dash open pit, was started in 1999 as the pit was being mined out. The Smith Mine complex consists of several distinct areas that are accessed from the Smith portal, as well as an area to the east, East Dash, that will be accessed from a separate portal in the Dash pit. During 2006 a separate portal was developed to access mineralization in the east high wall of the Dash pit.

Gold mineralization in the main Smith, Mahala, and West Dash deposits is associated with the northeast trending Coulee Fault and west-northwest trending faults and dikes. In Zone 1, high-grade gold mineralization is hosted in the upper and middle portions of the Hanson Creek Formation unit III within a northwest trending horst block between the South Graben fault and the 170 fault. Mineralization in Zones 2 and 3 is directly associated with west-northwest trending dikes. High-grade mineralization occurs within the Hanson Creek units II and III along the steeply dipping dikes. Lesser amounts of mineralization exist at higher levels where the dikes intersect favorable beds in the Roberts Mountains Formation. An exception to the tight elevation controls on mineralization is at the intersection of the west-northwest trending dikes and Coulee fault. Here, high-grade mineralization blows out into the Hanson Creek unit III along the west plunging intersection of the dikes and the fault for a down-dip depth of 600 ft.

Gold mineralization in the Mahala area is spatially associated with the west-northwest trending Mahala fault and associated dikes and favorable ore-host stratigraphy including units II and III of the Hanson Creek Formation and lower beds of the Roberts Mountains Formation. Mineralization at East Mahala occurs primarily in broad, SE-dipping lenses in Roberts Mountains Formation in the hanging wall of the Coulee Fault.

The B-Pit deposit occurs as gently dipping, thin lenses of mineralized material north of the main Smith deposit. Three of the four lenses occur are stratigraphically bound within the Roberts Mountains Formation. The fourth lens occurs at the top of the Hanson unit III in the wall of a NW-trending horst block just to the south of the other three zones.

The West and East Dash deposits occur at the extreme ends of the west-northwest trending Dash Fault system which formed the mineralization mined in the Dash pit. The West Dash deposit occurs at the intersection of the Coulee fault and the west-northwest trending Dash fault. Most gold mineralization at West Dash occurs in fault-bounded slices of Hanson Creek unit III with minor amounts in the overlying Hanson Creek unit II and Roberts Mountains Formation. West Dash is accessed through the Smith Portal.

The East Dash deposit lies approximately 1,800 feet southeast of the Dash pit. A portion of this deposit has been accessed by a small portal in the pit. At East Dash, most gold occurs in two lenses parallel to the Dash Fault and dipping to the northeast. The largest lens is about 1,100 feet and is 15 feet to 25 feet thick. This mineralization is fairly flat lying and is hosted mostly at the contact between the Hanson Creek II and III units. The north edge of the lens seems to be bounded by a steep east-west trending fault that is locally mineralized with high-grade material. The second lens is smaller at about 350 feet across, but much thicker, up to 120 feet. Some 2011 drill holes tested the mineralization extent of the East Dash deposit.

The mineralization at Smith generally trends northwest with minor northeast trends along minor structures. The mineralization is continuous along the northwest trend ranging from 200 to 2,500 feet. The width of the mineralization ranges from 20 to 400 feet and the thickness ranges from 10 to 100 feet. The depth of the mineralization ranges from near surface at the Dash Pit to 1,200 feet below the surface to the south and east.

Murray Mine

The Murray Mine occurs within the Roberts Mountains Formation and the top three units of the Hanson Creek Formation. A minor amount of mineralization also occurs within the silicified unit IV of the Hanson Creek Formation. It was originally discovered by condemnation drilling for a waste dump for one of the early open pits. Mineralization in the main Murray deposit occurs along the New Deep Fault which is a wrench fault striking west -northwest and dipping 50º to 60º to the northeast. Mineralization in Zone 7 located about 750 feet north of the New Deep Fault occurred within calcareous siltstone beds of the Roberts Mountains Formation. Zone 7 and the main Murray have been largely mined out, with remnant pockets of mineralization remaining.

Mineralization previously mined at Murray generally trends southwest but the southern body trends west-northwest. One strong north-south mineralized trend connects to the southern body on the west side. The main trends are continuous and range from 500 to 2,500 feet in length. The width is generally 50 to 400 feet and the thickness from 20 to 200 feet. The depth ranges from the surface to 750 feet deep. The groundwater table at this former mine currently lies at approximately 6,100 feet in elevation; no dewatering wells are active at Murray today.

Remaining mineralization making up the current resource at Murray has been remodeled as multiple 0.10 opt Au grade shells occurring in an area up to 1,500 feet long immediately west (and south) of the existing underground workings. These grade shells range in size from 100 to 800 feet long, 20 to 230 feet wide, and 5 to 40 feet thick and are located on a sub-horizontal to gently to moderately westerly dipping anticlinal fold limb.

Mineralization in Zone 9 is included in the recently remodeled Murray resource. This mineralization is associated with a westward projection of the New Deep Fault and several northeast trending faults. It was the focus of drilling campaigns in 2002-2005. Although there was no additional drilling in this resource it was removed from reserves in 2006 because of economics and possible water issues; some of this mineralization has been added back to reserves this year based on more favorable mining economics. It consists of two separate areas, a relatively flat-lying zone at the base of the Roberts Mountains Formation and a main zone which is associated with the New Deep fault. Mineralization at Zone 9 is hosted by the Hanson Creek III which is locally overlain by the Snow Canyon Formation.

Starvation Canyon

Starvation Canyon occurs in the southern half of the Jerritt Canyon property. Gold mineralization at Starvation Canyon occurs at the Hanson II-III contact and is localized along a west-northwest fault zone at northeast structural intersections. The majority of the mineralization is within the interbedded micrite and argillaceous limestone unit III of the Hanson Creek Formation, starting at or just beneath the contact. There are instances where mineralization has formed within the massive limestone of the basal Hanson Creek II, but these are rare. Drilling in 2007 and 2008 further defined the resource at Starvation, along its outer edges as well as the internal grade distributions. High angled structures have also been identified. In addition, core drilling has improved sample recovery.

The mineralized zone at Starvation Canyon trends northwest for a length of 1,500 feet and a width ranging from 150 to 400 feet. The mineralized trend has a thickness is 5 to 100 feet and the depth ranges from 300 to 600 feet below the surface. The reserves and resources at Starvation Canyon lie above the groundwater table. Recent surface drilling in 2011 included infill drilling and geotechnical diamond drilling to help update the mine design. The Year-End 2012 Starvation Canyon resources and reserves includes all 2011 drill hole assay results. The Starvation Canyon underground mine development started in November 2012 and the mine was officially opened in early April 2013.

West Mahala

The West Mahala mineralized zone lies between the Smith Mine to the east and the SSX Mine to the west and is hosted at the contact between the Roberts Mountain and Hanson Creek Formations. The West Mahala mineralization is generally 1,000 to 1,200 feet below the surface.

Two main pods of mineralization make up most of the resource at West Mahala. One of the mineralized pods (Zone 1) is located just east of the existing SSX-Steer underground workings that strikes northwest and is approximately 900 feet long. This pod has been modeled with 4 separate, stacked 0.10 opt Au grade shells ranging from 5 to up to 60 feet thick.

The northeastern pods of mineralization (Zone 9) were modeled as two separate, continuous, gently westerly dipping and stacked 0.10 opt Au grade shells and are approximately 1,100 feet long by up to 850 feet wide by 5 to 40 feet thick and are open to the west, east, and south. Mineralization in theses pods trends east-west with continuity ranging from 400 to 1,100 feet in length. The majority of the resources at West Mahala lie below the groundwater table.

Wright Window

Wright Window is a small open pit reserve and resource area located on the west side of the Independence Mountains to the west of the Murray mine. The deposit is hosted by the lower Roberts Mountains and Upper Hanson Creek Formations along the Saval Discontinuity. Mineralization in the resource occurs in several zones. The west zone mineralization outcrops at the surface and is about 50 feet thick. The higher-grade eastern zone is about 200 by 300 feet long and wide, 45 feet thick, and lies about 400 feet below the surface.

Pie Creek

Gold mineralization at Pie Creek occurs in a series of near-surface zones in the head of Pie Creek drainage on the east flank of Wheeler Mountain in the southern half of the Jerritt Canyon property. Indicated and inferred resources have been included in the block model and are shallow enough (<200 feet in depth below the surface) for consideration of open pit mining. The main pod of mineralization is about 800 feet long, dips moderately to the southeast at about 30˚, and is 20 to 45 feet in cross-sectional thickness. Mineralization is hosted in the top of unit 3 of the Silurian-Ordovician aged Hanson Creek Formation (SOhc3) and is probably controlled by northeast-trending faults. Three other smaller mineralized pods are also hosted in the same rock unit but strike northwest and dip moderately to the north. The main mineralized pod occurs between two mineralized northwesterly cross structures.

Mill Creek

Gold mineralization at Mill Creek occurs in a small, near-surface zone located just down the hill from a mineralized zone previously mined by a series of small open-pits. The modeled remaining intact mineralized zone is about 400 ft across, dips moderately to the north at about 400, and varies from 20 to 70 ft in cross-sectional thickness. Mineralization is hosted in unit three of the Silurian-Ordovician aged Hanson Creek Formation (SOhc) and is localized in a structural wedge between intersecting east-west and northeast trending faults that down-drop Hanson Creek unit three against unit four. These faults splay off of the nearby major northeast-trending Mill Creek fault. The Mill Creek fault is of high displacement and cuts diagonally across the district, forming the western boundary of three major lower plate carbonate rock windows.

Road Canyon

Potentially economic mineralization at Road Canyon occurs in a thin, near or at surface body 10 to 25 feet thick hosted in colluvial material. This mineralization occurs over several hundred feet in length on a moderately sloped hillside. The modeled mineralization is interpreted as the weathered remains of a bedrock gold zone with some amount of downslope movement.

This mineralization was modeled in Vulcan as four separate 0.01 opt Au grade shells. A much lighter tonnage factor of 17.5 ft3/ton was used for the grade shell closest to the surface instead of the standard 12.6 ft3/ton in order to better represent swelling and pore space in the unconsolidated material. The unconsolidated material in the near surface mineralization could be potentially scraped or bulldozed in mining.

Burns Basin

The Burns Basin area was previously open pit mined from 1988 to 1998. Gold mineralization that comprises the intact open pit and underground resources is mostly hosted at the contact zone between the Roberts Mountain Formation and the Hanson Creek Formation, and locally between the Hanson Creek III and IV units on a gently easterly dipping anticlinal fold limb. The remodelled 0.01 opt gold grade shells that make up the bulk of the Burns Basin resource are continuous to semi-continuous, locally stacked shapes ranging from 125 to 3,400 feet long, 40 to 1,360 feet wide, and 20 to 100 feet thick. A significant amount of fill has been placed in portions of the Burns Basin pits, some of which is classified as municipal solid waste and debris from crates, cartons, and perhaps demolition of equipment.

A total of 61 surface drill holes were completed at Burns Basin in 2011 to help delineate and extend detection of the gold mineralization. The assays of these 2011 drill holes were not received in time to be included in the Year-End 2011 resource but have been included in the current Year-End 2012 Mineral Resource and Reserve.

California Mountain

Mineralization in the California Mountain area is located north and west of the existing California open pit that was mined from 1993 to 1994. Mineralization is hosted both in the Roberts Mountain Formation near the upper contact with the Hanson Creek Formation, and within unit III of the Hanson Creek Formation. Other mineralization lies on a north-eastern mineralized trend. No resources or reserves from California Mountain have been included in the Year-End 2012 tables.

Exploration

The Jerritt Canyon district was explored by prospectors looking for antimony in the early 1900’s. FMC Corporation, (exploring for antimony in the 1970’s), discovered gold occurring in similar habit to occurrences observed in the nearby Carlin trend. In 1976, FMC, (then Meridian Mining), formed a joint venture with Freeport Minerals to explore and develop the deposits. Mining commenced in 1981 with the North Generator open pit.

Since then, the operators of Jerritt Canyon have conducted exploration programs for the identification and development of new mineralized areas. Several open pit deposits were discovered, developed, and mined during the 1980’s and 1990’s, including North Generator, Alchem, Marlboro Canyon, Burns, Steer, Saval and Dash. The Dash open-pit was the last significant open pit to be mined on the property in 1999.

Underground targets were also identified, and the first to be exploited was the West Generator underground deposit in 1993. Underground mining has dominated at Jerritt Canyon since 1999 and has focused at Murray, Smith, and SSX.

The Murray deposit, originally discovered by condemnation drilling, produced over 1 million ounces. The SSX deposit was discovered in the early 1990’s by geologists following the structural trends between Burns Basin and California Mountain open pits. The SSX mine has also produced over 1 million ounces. The MCE, Smith, and Steer extension of SSX are more recent discoveries.

The Jerritt Canyon operation has had a history of exploration and discovery since the 1970’s. In the last few years VUSA acquisition of the property, most of the exploration efforts have been concentrated at and around the existing underground mines. Exploration efforts in the southern part of the range were directed to areas such as Water Pipe, Pie Creek, and Starvation Canyon. Queenstake and now VUSA have recently increased the exploration effort near the mine areas and also in the south. As a result, the known mineralization at Starvation Canyon has increased in size and quality so that a portion of it was included in the end of 2005 reserves. Additional drilling at Starvation Canyon in 2007, 2008, and 2011 was targeted toward further definition and expansion of the resource.

Surface exploration drilling and underground core drilling, which is also used as an exploration tool, generally decreased from 2000 to 2002, when the former owner, AngloGold, shifted focus from exploration to reserve development. Drilling statistics for these recent years that document this change are presented in Section 10 “Drilling and sampling methodology.” After the acquisition of Jerritt Canyon in mid-2003, VUSA started more aggressive exploration and mine development programs and those programs generally continued after the merger of Queenstake Resources Ltd. and YGC in June 2007 up to the August 2008 mine shut down.

Veris has carried out an aggressive program of exploration since it acquired the property in mid-2003. Since then, a number of different contract drilling companies have completed both underground and surface drilling at the property. The drilling companies for each drill hole are listed on the drill logs kept in the digital drill hole databases (in acQuire software) and/or in the paper drill hole log files stored at the mine. In addition, since mid-2003 Queenstake owned the underground production drills (e.g. Solo, Secoma and Cubex), which also completed part of the underground drilling prior to the August 2008 mine shut down. The total underground and surface drilling completed since 2003 at the property is summarized below (excluding production drilling):

•	2003: 280,151 feet of underground and surface RC and Core Drilling;
•	2004: 710,896 feet of underground and surface RC and Core Drilling;
•	2005: 450,694 feet of underground and surface RC and Core Drilling;
•	2006: 396,063 feet of underground and surface RC and Core Drilling;
•	2007: 467,242 feet of underground and surface RC and Core Drilling;
•	2008: 237,250 feet of underground and surface RC and Core Drilling;
•	2009: no drilling was completed in 2009;
•	2010: 8,756 feet of underground RC and Core Drilling;

•	2011: 157,769 feet of underground and surface RC and Core Drilling; and
•	2012: 43,188 feet of underground and surface RC and Core Drilling

Authors of the Company’s Technical Report reviewed the drilled data results stored in multiple datasets from August 2008 to December 31, 2011 for the current analysis. Since the last technical report for this property, additional data derived from 2012 drilling was reviewed in detail by author, Michele White. These new datasets included:

1)	the 2012 isis-format dataset used for modeling of the new resource and reserve estimates;
2)	the centralized acQuire database;
3)	Jerritt lab analysis results for underground production drilling;
4)	SMD’s internal dataset used in their daily mine plan; and
5)	outside certified lab results from ALS-Minerals commercial assay lab.

Other data reviewed from 2012 drilling included drill hole collar locations, downhole surveys, and geologic identification of lithology. Data sets derived prior to 2012 were in an excellent state of coherency and standardization as of March 2011, as verified by author Michele White – previous Data Manager for the Jerritt Canyon database. Paper drill hole log files, copies of assay certification, and other integral drill hole data information are also in a state of excellent condition for use in the new resource and reserve estimate. The geology logs for the surface drill holes compare well with one another in the local areas suggesting that the stratigraphy of the rock units was well understood by project geologists working at the property.

Previous review of technical studies evaluating geophysical, airborne magnetic data, ground gravity, and ground I.P.-Resistivity and soil geochem surveys identified specific important dike sets, clay alteration, silicification and main structures that cross the property. These summaries have been previously cited in past technical reports. The most recent geophysical work done in 2011 was completed at Starvation Canyon including the West Starvation target that included a Titan 24 Magnetotellurics (MT) and Induced Polarization/Resistivity (DCIP) ground geophysical survey by Quantec Geoscience.

Exploration expenditures by VUSA in recent years are listed below:

•	2007: $7.23 million;
•	2008: $6.48 million;
•	2009: $0;
•	2010: $1.0 million;
•	2011: $11.4 million;
•	2012: $7.2 million; and
•	2013: $12.8 million

Exploration and resource conversion drilling in 2012 focused near the underground mining operations at Smith Mine in Zones 4 and 5 and at SSX-Steer at Zone 1 (West Mahala). Exploration and development surface and underground drilling conducted in 2012 targeted either:

(1)	locating new areas of resources and reserves away from existing underground development; or
(2)	mostly converting existing resources to reserve (near-mine).

The 2013 Jerritt Canyon geological program totals $12.8 million dollars and is separated into four phases:

•	underground resource conversion and exploration drilling at SSX-Steer;

•	surface exploration at Mahala, ND and California Mountain;

•	surface drilling at Burns Basin, Saval, and Pattani;

•	surface drilling at Starvation Canyon, and surface drilling at Pie Creek and Warm Creek in the southern part of the district.

A summary of the recommended drilling program for 2013 is included below.

Some of the future exploration programs at Jerritt Canyon will be devoted to drilling in or around the historic open pits. While the open pit resources at Saval, Burns Basin, and Upper West Generator were drilled in 2011 and remodelled using present day gold prices, some of the larger open pits such as Alchem, Marlboro Canyon, and North Generator Hill have only been partially modelled using historical drilling and require additional work to verify and update. Some of these older pit areas were previously modelled and mined at a much lower price per ounce than is prevalent today.

Drilling and sampling methodology

Numerous drilling campaigns have been executed at Jerritt Canyon since its discovery in the 1970’s. During the early drilling years in the 1970’s and 1980’s when shallow open-pit targets were being pursued, most of the surface drill holes were drilled to a maximum depth of 600 feet below the surface. As a result, the district-wide surface drilling is extensive but only for shallow examination. The potential for deeper targets is yet to be investigated.

In the underground mines from 2011 up to December 31, 2012, definition drilling included core drilling on 50-foot centers from underground stations, using HQ-sized (2.5 inches in diameter) and NQ-sized (1.875 inches in diameter) core. In 2010, underground diamond drilling was used for exploration and resource conversion.

Underground RC drilling (Cubex) is used for resource confirmation and is generally drilled on 20 to 40 foot centers. Underground RC drill holes are generally less than 150 feet in length, but can be as long as 300 feet. Up to August 2008, underground production sample drilling consisted of Cubex and rotary percussion drilling (Solo and Secoma). In 2010 to 2012, a 5,200 DRC Cubex (RC) drill, owned and operated by SMD, was used primarily for underground production sample drilling at the Smith Mine. These production drill holes were generally short, less than 60 feet, and were drilled on close centers of 10 to 20 feet. The majority of drill holes, other than the production holes, have been measured for downhole deviation. A used Cubex drill rig was purchased in 2011 by VUSA to conduct underground production drilling at SSX-Steer.

Tens of thousands of holes have been drilled on the property over the years. As of January 18, 2012, there are a total of 15,058 surface drill holes totaling 8,591,992 feet and 38,031 underground drill holes totaling 3,292,276 feet in the acQuire digital drill hole databases. The Murray mine has over 22,000 holes with more than 2 million feet drilled; the Smith mine has over 7,500 underground drill holes with more than 1.61 million feet; and the SSX mine has nearly 21,700 underground drill holes with 2.75 million feet of drilling.

Drilling in 2000 through 2002 for AngloGold and Meridian was conducted either by contract drilling companies or with underground drill rigs owned by AngloGold and Meridian Gold. Since Queenstake purchased the project in 2003 drilling continued to be performed using underground drill rigs owned by the Company or contract drilling companies. The name of the drilling company is listed on each drill hole log stored either in the acQuire digital drill hole database or listed on the paper drill hole log files stored at the mine.

In 2012, VUSA completed 2,577 feet (2 drill holes) of surface reverse circulation (2 RC drill holes totalling 1,600 ft. and 2 diamond drill holes totalling 977 ft.) from several projects throughout the property; 23,942 feet (7,299.3m) of underground diamond drilling (30 drill holes at the Smith Mine totalling 29,333 ft. and 3 drill holes totalling 2,473 ft from SSX/Steer); 90,115 feet (27,474m) of Cubex production drilling (826 drill holes) and 8,805 feet (2,684m) from the Smith and SSX-Steer underground mines. Drilling in 2012 focused on those areas proximal to existing underground developments above the groundwater table (in Zones 4 and 5 at Smith Mine and Zone 1 at SSX/Steer Mine) to convert inferred resources to measured and indicated resources, better define existing reserves, and expand reserves.

Drilling in 2008 was conducted both underground at the SSX and Smith Mines and throughout the property on the surface. No underground drilling was conducted in 2009. No surface drilling was conducted on the surface in 2009 or 2010; however underground drilling was conducted at the Smith Mine in 2010. All of the recent surface and underground drilling methodologies used in 2010-2012 are similar and are described in previous technical reports and summarized below.

Jerritt Canyon drilling (2000 through year end 2012)

Year	Surface RC		Surface Core		UG Core		UG RC		Production
	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
2000	378	444,795	2	*	292	75,799	**	**	4,982	204,182
2001	59	65,450	0	0	268	86,134	914	112,129	5,086	349,157
2002	27	18,905	0	0	186	53,940	2,939	245,536	3,593	135,824
2003	108	47,277	0	0	119	41,458	2,057	191,416	3,643	141,218
2004	377	300,226	34	21,212	297	126,091	2,643	263,367	2,739	108,780
2005	126	101,413	4	1,403	179	80,251	2,618	267,627	2,414	94,793
2006	155	135,940	0	0	125	53,985	2,160	206,138	724	28,251
2007	220	216,592	15	12,495	44	20,580	1,808	178,625	1,035	38,950
2008	100	103,300	8	9,830	94	41,521	230	371,169	595	45,430
2009	-	-	-	-	-	-	-	-	-	-
2010	0	0	0	0	8	8,126	3	630	1,140	70,935
2011	208	120,130	12	14,147	37	23,492	-	-	809	93,753
2012	2	1,600	2	977	33	31,806	59	8,805	826	90,115

•	*2000 surface core footage is included with surface RC;
•	**2000 and underground RC drilling is included with production drilling;
•	No drilling was conducted in 2009;
•	VUSA and its predecessor company (Queenstake) has owned the Jerritt Canyon property since mid-2003;
•	Contract drilling companies have completed almost all of the surface drill holes in Table 10.1;
•	Both Contract drill companies and company-owned drill rigs have completed the underground drilling from 2000 to 2008, and in 2011 and 2012; a single contract drilling company conducted the underground drilling in 2010, 2011, and 2012.

Surface drilling

Reverse circulation (RC) drilling:

The 2011 reverse circulation (“RC”) drilling was conducted by three separate contract companies (Rimrock, National EWP, and WDC). Down-hole surveys were taken by a contractor (IDS) using a gyroscopic instrument. Drill hole collar locations were surveyed by in-house surveyors. The vast majority of the 2011 drilling targeted conversion of both underground (ug) and open-pit (op) resources in the following areas: Mahala (ug), East Mahala/East Dash (ug), West Mahala (ug), Starvation Canyon (ug), Burns Basin (op), Saval (op), West Generator (op), and Pie Creek (op).

The 2011 surface RC holes ranged from 4 5/8 inches to 5 ½ inches in diameter (dependent upon bit type – hammer vs. tri-cone). Sample collection was conducted on 5 foot intervals, according to the following protocol established by VUSA.

•	RC drilling operations collected samples in 10 x 17 inch polypropylene bags throughout the entire length of each drill hole.
•	The wet splitter was thoroughly cleaned prior to drilling at the start of the drill shift. The rotation speed of the splitter was set to collect a continuous split from the bulk sample that is dropped out of the cyclone. The recommended rotation speed was 60 rpm but may have varied due to drilling conditions. The splitter was sprayed clean after each rod change or 5-foot sample interval depending on drilling conditions and thoroughly cleaned and checked during the rod change. The number of “pie covers” used for the upper part of the hole varied significantly due to drilling conditions and was usually determined by the driller and on-site geologist. If more than one pie was open for sample collection, all openings must be symmetrical. Two symmetrical pie division openings are usually sufficient to collect an appropriate volume of material (10 pounds to 15 pounds). Exceptions are: 1) zones of poor return, 2) extreme groundwater production that requires the use of a tri-cone bit, and 3) unique conditions agreed to by the driller and geologist. In these cases a variable number of openings was needed to obtain a continuous split.
•	Samples were collected in a labeled bag that was placed inside the bucket. Diluted liquid flocculent was added prior to placing the bucket under the splitter. After the interval was drilled the sample was stirred and allowed to set for a brief period to allow clearing of the water, usually 15 seconds to 30 seconds. Excessive clear water was then decanted off.

•	RC drill chips were collected in a hand sieve from the waste port of the splitter and then put into the sample tray to represent each five-foot interval and sent to the logging facility for the geologist to log formation, alteration, and other minerals. Intervals of no sample return were marked on the tray with “No Sample” or “Void”.
•	A drill interval that does not return any sample is marked on the sample bag as “No Sample” and placed in the appropriate shipping bag along with the other samples.

VUSA representatives transported the RC samples, on a nearly daily basis, from the drill site to the lay-down area immediately adjacent to the surface core logging facility. Approximately 150-200 samples per day (on average) were handled at the lay-down area and prepared for shipment to the commercial lab. Sample shipments occurred twice a week. American Laboratory Services (ALS) provided transport of samples (RC & Core) to their Elko, NV sample preparation facility. During non-operational business hours the security of samples at the lay-down area was maintained by Jerritt Canyon Mine Security Department.

Diamond drilling:

2011 surface diamond drilling and geotechnical drilling was conducted by American Drilling, Inc. at the Starvation Canyon deposit using HQ diameter (2.5 inches) core. Two contract companies (IDS & COLOG) were utilized to conduct down-hole gyroscopic and tele-viewer surveys, respectively, to enable 3 dimensional orientation of the core. Representatives of Golder & Associates engineering firm conducted core orientation, collection of geotechnical data and photographing the drill core as specified by VUSA. VUSA representatives conducted geologic logging and subsequent sampling of the core. Sampling was conducted by halving the core using a diamond bladed masonry saw. Surface diamond drilling, for resource conversion, was conducted at West Mahala, Mahala, and East Mahala/East Dash. Pre-collared holes were drilled by reverse circulation to a depth of 800 feet and casing was installed. HQ core was drilled from the bottoms of the RC pre-collars to pre-planned total depths. VUSA representatives collected the core from the respective drill sites and delivered it to the Jerritt Canyon core shed. The core was photographed then logged for lithological information and for geotechnical data according to the Jerritt Canyon logging manual at the logging facility. Surface core was cut or split with a diamond saw or hydraulic splitter and half of the core was sent to the lab for analysis while the remaining half core was re-boxed and secured in containers under lock and key.

Underground drilling

In 2011 and 2012, underground drilling consisted of Cubex RC drilling for the purpose of ore definition / delineation. Diamond drilling was conducted for the primary purpose of resource conversion with a limited amount of exploration drilling.

Cubex RC drilling:

One Cubex RC drill was used underground in 2011 and 2012 at the Smith Mine and was owned and operated by Small Mine Development LLC (SMD). The Cubex drill performed almost all definition drilling and only 630 feet of resource conversion drilling by utilizing a conventional crossover tube above the down-hole hammer with a 3.94-inch (100 mm) bit. The air cuttings were run through a cyclone but no splitter was used. Drill hole spacing was targeted at 30 to 50 foot centers throughout the deposit and typically drilled in a ring pattern. The attitude of the drill hole can be at any inclination to the mineralized unit although it was preferred to be as close to normal to the ore-controlling structure as possible.

Drill hole length was generally less than 100 feet but occasionally ranged up to 235 feet. The sample interval was 5 feet. Tyvek 11 x 17 inch sample bags were used for the 2010 Cubex drilling. The sample bag was placed in an open-ended sample bag holding apparatus (not a bucket). Drill station ring locations begin at least 5 feet back from the face and were evenly spaced generally every 15 to 30 feet down the heading, and were surveyed and marked in the drift prior to drilling. A Leica Total Robotic Station, owned and operated by SMD, was used as the main underground survey tool.

The driller measured and recorded the location of the drill hole collar after drilling of the drill hole. Collars were not resurveyed after the drill hole is completed. No down-hole survey was performed on the 2011 Cubex drill holes. The azimuth for each underground Cubex drill hole comes from the original drill station ring survey. The inclination was measured by the driller during setup using a magnetic angle finder that he attached to the drill rods.

A limited amount of Cubex drilling was conducted at the VUSA operated SSX-Steer mine in 2011. Drilling, sampling, and survey operations were coincident with that described above for the Smith mine.

Diamond drilling:

Diamond drilling in 2011 and 2012 was conducted by American Drilling Corp. utilizing a Diamec U8 hydraulic-electric drill and drilled HQ diameter core. The underground core rig was used to drill exploration and resource conversion drill holes. All of the drill holes were surveyed at the collar by SMD after the completion of the drill hole. Magnetic declination used at Smith mine in 2011 was 13° 45’E. Downhole surveys were conducted using a downhole survey instrument (Flexit) either owned by Queenstake or rented by American Drilling Corp.

The diamond drill core was placed in labeled cardboard boxes and transported by the drill contractor to the Jerritt Canyon surface core logging facility. Once the diamond drill core arrived at the core logging facility, the core was stored in this locked facility or supervised by a geotechnician or a geologist during normal operating business hours during the core logging and sampling process. The core was placed on tables in the core logging facility and sample intervals were selected by the geologist at 5 foot intervals or as determined by the geologist based on lithology, mineralogy, or alteration. Photographs were taken of the core for archive purposes. The geologist then logged the geology of the drill hole on paper using a predefined logging scheme specific to the project that includes geology, alteration, mineralization, and geotechnical data if core is being examined.

Once geologically logged, the drill core was sawed into two equal pieces where the rock was competent or equally split where the rock was strongly fractured or broken. One half of the core was typically sent out for analysis at ALS Laboratory and the other half was returned to the core box and stored at the mine typically in a locked truck container for archival purposes. In general, sample lengths were set at a minimum of 6 inches to a maximum of 5 feet. An experienced Jerritt Canyon geologist monitored the progress of the diamond drill by occasionally visiting the underground work site. The 2011 and 2012 sampling procedures, collection, and security for the underground diamond drilling at the Smith mine have been completed under the direction of the Jerritt Canyon Chief Geologist.

The company’s protocols and procedures for surface and underground drilling, geological drill hole logging, sampling, assaying by the Jerritt Canyon assay lab and other commercial labs, quality assurance and quality control, and digital drill hole data have been reviewed by the primary author of the Company’s most recent technical report, and have been determined to meet industry standards. All of the aforementioned protocols and procedures are deemed adequate for use to support the resource and reserve estimates presented.

Sample preparation, analyses, security, and QAQC

Drill hole samples in 2008, and from 2010 to 2012 were analyzed at both the Jerritt Canyon assay lab and two commercial laboratories: ALS and American Assay Laboratory (AAL). The discussion below details the procedures and protocols used to collect and store the data for the Jerritt Canyon property. The Quality Assurance and Quality Control (QAQC) programs are also detailed below.

Jerritt Canyon laboratory sampling procedures

All of the underground samples received at the JC lab in 2008-2012 arrived with bar-coded labels and were transported to the front laydown area in front of the garage door by the drillers, Queenstake staff geologists, drilling support staff, or mine staff working with the contract miner SMD. The labels on the bags correlate to sample logs maintained by samplers and drillers in the Jerritt Canyon Underground Department. Sample bar-codes in 2008 were scanned into the LIMS (an automated sample tracking system that utilizes bar-code scanning devices). As a result of this event, assay lots were auto-created in a database. During the process of bar-code acquisition, in 2009 and the first half of 2010, some labels were manually entered into the database by hand because the LIMS system software was not fully operational. The surface drill hole sample numbers arrived at the lab with labels on the sample bags and then those sample numbers were hand-logged into the LIMS system by the lab technicians. All logged samples in 2008 and 2009 dried for four to six hours at 325°F prior to further preparation for sampling procedures. All logged samples in 2010-2012 were dried for four to eighteen hours at 205°F in ovens at the lab prior to any further sample preparation described below.

From 2008 - 2012, a rotary (automatic) 1:4 split (50 rotary cuts minimum) followed the first stage of crushing. Core samples were first-stage crushed 99% to1-inch prior to the split; all other types are typically crushed to 1/2 inch prior to the first-stage split. Second stage crushing (99% to 3/8 inch) automatically passes through a rotary splitter (50 cut minimum). The assay split from 2008 – 2011 was pulverized in a plate mill to 95%-150 mesh (Tyler) and blended for five minutes on a rotary blending wheel. In 2012 the pulverizing was completed using ring & puck mills to 95% passing -150 mesh. The processed samples are placed in bar-coded sample cups and transferred to fire assay.

Sampling analysis protocol

The current Jerritt laboratory prepares their samples according to this protocol:

1.	Contracted drillers from Small Mine Development (SMD), puts Cubex-drilled samples into pre-labeled, bar-coded bags, which are ordered ahead of time for specific numeric values.
2.	SMD drillers write the sample numbers on a cut-sheet to correspond to 5 foot intervals per each drill hole.
3.	SMD delivers the samples and cut sheet to the Jerritt lab.
4.	The Jerritt lab has sample numbers previously entered into LIMS by a staff Production Clerk.
5.	Lab technicians use a bar-code scanner to begin tracking the samples as they enter the laboratory system.
6.	The samples go through a circuit of different evaluations, such as drying, crushing, splitting, pulverizing, blending, and weighing leading up to Fire Assay methodology of testing for gold.
7.	A tray of 24 thirty-gram charge crucibles is prepared with a standard litharge flux. Each sample is weighed at one assay ton. The samples in 2008-2012 were fired by the method of fusion/cupellation with a gravimetric finish. The balance used for the final weighing from 2008-2012 is a Cahn C-30 microbalance that was serviced and calibrated on a semi-annual basis by Microlab Services. During 2012 the JC lab introduced the multi-pour system and the instrument finish for gold determination to increase accuracy and production rate.
8.	QAQC samples, such as duplicates, blanks, and 4 types of standards (JCQ06, JCQ07, Si52, and SK54) are inserted into the sampling sequence utilizing unique sample numbers based on the previous sample. For example, sample number SC 0022767 might be followed by a blank labeled SC 022767B, and sample SC 0022775 might be followed by a duplicate SC 00775D, and sample SC 0022787 might be followed by the JCQ06 standard labeled SC 022787A and so on.
9.	The detection values of the samples by the atomic absorption spectrophotometer are automatically uploaded into the LIMS system.
10.	Au values derived from Fire Assay gravimetric finish are also uploaded into the LIMS system.
11.	A Production Clerk verifies all the data uploaded into LIMS for consistency and errors, such as sample number verification. The same clerk also supervises data being exported from LIMS for upload to acQuire and to SMD.
12.	The lab manager regularly checks the results of assaying standards for consistency and isolates samples that are outside the acceptable limit. The lab manager will re-submit control samples to test the validity of the quality assurance system in place.
13.	LIMS exports Au-fire assay values as opt in CSV format files. One set of these files is made available to SMD for their daily mine plan. The other set is copied to the main server for the Veris staff Data Manager to upload into acQuire.

The authors of the Technical Report accept this protocol as acceptable methodology demonstrating VUSA’s staff’s knowledgeable handling of sampling and quality assurance checks.

Core is sent to an outside commercial certified assay lab for analysis which is discussed further below.

Sample security measures

The pulps processed through the Jerritt lab are stored on skids at the lab within the secure compound of the mine. Processed pulps are then stored in locked cargo sea cans on the property within the compound.

Commercial laboratory sample preparation, analysis protocol, and security

Samples derived from diamond drilling of core are sent to the primary lab ALS Minerals Laboratory Group (also referred to as ALS Chemex or ALS in this document) and the secondary lab American Assay Laboratories (AAL) in Reno and Sparks, respectively, Nevada. Detailed description of those labs’ sampling preparation, sampling analysis protocol, and security are summarized below.

RC and diamond drilling completed in 2008 were sent to the primary lab ALS Minerals Laboratory Group (also referred to as ALS Chemex or ALS in this document) and the secondary lab American Assay Laboratories (AAL) in Reno and Sparks, respectively, Nevada. For 2008 and 2009, samples above 0.100 opt gold were routinely fire assayed with a gravimetric finish. For 2010, the ALS Chemex lab in Reno, Nevada was used for all of the underground diamond drill hole analyses. Samples above 0.070 opt Au were routinely fire assayed with a gravimetric finish. For all years 2008-2012, blanks, standards, and pulps were routinely inserted into the sample stream for QA/QC, and check assay.

ALS Chemex typically picked up the cut samples (bagged and labeled with bar codes) at the Jerritt Canyon core logging facility and brought them to their lab in Elko for sample preparation. The 2010-2012 sample preparation procedures for ALS Chemex include:

•	the PREP-31 ALS method code that consists of cataloging the sample number, weighing the sample, fine crushing the sample to better than 70 percent passing a 2 mm (Tyler 9 mesh, US Std. No 10) screen, splitting off up to 250 g and pulverizing the split to better than 85% passing a 75 micron (Tyler 200 mesh, US std. No. 200) screen;
•	Dry-21 ALS method code; and
•	CRU-21 ALS method code that consists of a primary crush to approximately -6mm.

Once the samples were prepared by Jerritt Canyon geologists (geologically logged and sample intervals defined) and geotechnical staff (split or sawed core into two equal pieces and placing one half of the core into a labeled and sealed sample bags for assay analysis), they were picked up at the Jerritt Canyon mine site by ALS representatives who transported the samples to their sample preparation lab in Elko, Nevada and eventually to their assay lab in Reno, Nevada for analysis. The 2010-2012 assay procedures for ALS Chemex included:

•	The Au-AA23 ALS method code that consists of a 30 g fire assay for gold that uses an aqua regia digest and analysis by atomic absorption spectroscopy (AAS) finish. A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents as required, with 6 mg of gold-free silver and cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven; 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards. The assay range for this analysis is from 0.005 to 10 ppm; all results >1 ppm were automatically re-analyzed by method Au-GRA21;
•	The Au-GRA21 ALS method code that consists of a 30 g Au fire assay with a gravimetric finish. The sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents in order to produce a lead button; the lead button containing the precious metals is cupelled to remove the lead; the remaining gold (and silver) bead is parted in dilute nitric acid, annealed and weighed as gold. The assay range for this analysis is from 0.05 to 1,000 ppm Au. This assay method is used automatically for over-limit results from the Au-AA23 assay method.

American Assay Lab (AAL) uses similar sample preparation and assay analysis procedures as ALS Chemex. American Assay Laboratory is an ISO noncertified lab and has a sample preparation facility in Elko, Nevada and an assay laboratory in Sparks, Nevada.

Diamond-drilled core was transported from the underground drill stations to the Jerritt Canyon core logging facility by the contract drillers and/or Queenstake geological staff and the diamond-drilled core was stored and logged in a secure (lockable) facility until it was processed for shipment to an assay lab.

Quality control measures

Current Jerritt Canyon and commercial laboratory QAQC procedures

Sample quality control measures prior to 2011 were discussed in previous technical reports. 2012 and current laboratory QAQC procedures are as follows:

Jerritt Canyon Laboratory:

•	One standard sample per 24 samples;

•	One blank sample, consisting of silica sand, per 24 samples;
•	One triplicate sample per 24 samples;
•	Check assays of approximately 1% of the total sample population.

Commercial Laboratory:

A 2-tiered QAQC protocol for samples sent to commercial labs is summarized below:

Tier 1: initial submittal

•	A blank sample consisting of silica sand inserted as the second sample for each drill hole; and
•	One standard is inserted into the assay sample stream every 20th sample.

Tier 2: quarterly checks

•	On a quarterly basis, part of an original sample (pulp reject, or standard) is re-submitted to the same lab (i.e., if it was assayed at ALS Chemex lab, then it is re-submitted to ALS Chemex) - re-labeled with new sample identification numbers.
•	Cross-checks of the same sample are submitted to different labs (i.e., if assayed at ALS lab, then part of the original pulp reject is also submitted to AAL lab.)

All samples submitted to be initially analyzed via Fire Assay with an AA finish. Samples with initial assay result > 0.070 opt Au are re-analyzed via Fire Assay with a Gravimetric Finish. In this instance the database recognizes the result attained from Fire Assay with a Gravimetric Finish as the “best assay.” For the underground drill core, approximately 15% of the original samples assaying > 0.070 opt and 5% of original samples assaying 0.010-0.069 opt are randomly selected from the total sample population. For the surface drilling (RC & Core) the same percentiles of original samples are randomly selected but from 30% of the total sample population. Blanks and standards (as per Tier 1) are submitted with the pulp rejects.

Standards submitted with each dispatch in 2011 and 2012 to both the Jerritt lab and to the commercial labs are listed below with their sources.

•	JCQ06 – 0.159 opt (Jerritt Canyon Mineralized rock source);
•	JCQ07 – 0.241 opt (Jerritt Canyon Mineralized rock source);
•	Si54 – 0.0519 opt (Rocklabs certified standard); and
•	SK52 – 0.1198 opt (Rocklabs certified standard).

The Jerritt Canyon sourced standards JCQ06 and JCQ07 consist of low-sulfide bearing carbonaceous limestone materials that were collected from the Jerritt Canyon ore-dryer baghouse in early spring 2010 and approximate the size fraction of a pulp generated from a certified commercial lab. A large amount of each sample was submitted to American Assay Laboratory (AAL) Lab in Sparks, Nevada where they used a large blending machine to help homogenize the standards. After homogenization was attained, the standards were submitted to 3 different assay laboratories as random “blind” pulp samples with labeled identification numbers. The assay results of the standards from all of the labs were reviewed together. The recommended ideal Au values were calculated and based on the mean value. The upper and lower acceptable limits for each standard were calculated based on adding and subtracting two standard deviations to the mean value from all three labs.

The RockLab standards were analyzed by over 40 different assay labs around the world, have a 95% confidence level, and lower standard deviations and therefore lower acceptable limits for passing the Jerritt Canyon QA/QC protocol.

In order for an assay batch to pass the QA/QC review, > 90% of the standard assay results must be within two standard deviations (accuracy) of the recommended standard value listed above. Various graphs and a discussion of the results for the 2012 QA/QC program are below.

Results from the standards or duplicates are reviewed by geologists upon receipt from the laboratory. If there is significant deviation from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the sample is re-fired until assay values match or a valid reason for the standard assay discrepancy is determined (e.g. a mislabeled standard or a standard that was inserted out of sequence).

Unfortunately, VUSA was unable to conduct a quarterly reassay of randomly selected pulp samples for QAQC for Quarter 4 of 2012 due to staffing shortfalls. However, analysis of the performance of the blanks, re-assays, and the four standards, combined with past positive quarterly re-assay results, provided examples of acceptable QAQC protocols to the applicable technical report author.

In January, 2013, the Technical Report author conducted an audit of randomly selected surface QAQC sample results from ALS lab covering a period from July 2011 to August 2012. The protocol for surface and underground core sampling QAQC is to submit blanks and 4 standards into the sample dispatch as ordinary samples.

Randomly selected underground QAQC sample results from the Jerritt lab were provided for the audit covering a period from June 2011 to December 2012. The protocol for underground production Cubex-drilled sampling QAQC is to submit blanks and 4 standards into the sample dispatch every 24th sample and to duplicate every 20th sample in a dispatch.

Re-assays and duplicates performance

Veris’ assay protocol for QAQC at Jerritt Canyon does not include submitting duplicates as part of the regular sampling of exploration core (surface or underground) sent to outside laboratories. However, the in-house Jerritt laboratory does include internal duplication of Cubex-drilled samples per sample submittal.

Core samples from underground drilling are initially submitted to ALS for fire assay with AA finish methodology. Re-assay requests are generated in the sample submittal (dispatch) to the outside lab (ALS or AAL) for samples with an assay value > / = 0.07 Au opt to automatically be re-analyzed using fire assay with gravimetric finish methodology. If a drill hole produces no regular samples with values > / = 0.07 Au opt, then no re-assays are generated. Standards submitted in the original submittal, which generate values over 0.07 Au opt, are re-assayed as duplicates. The Jerritt lab will also re-assay samples with a gravimetric finish for samples with >0.07 Au opt.

Additionally, Jerritt Canyon’s regular QAQC protocol requires randomly re-submitting 15% of the total sample population (by calendar quarter) of > / = 0.070 Au opt for duplicate assaying (fire assay with gravimetric finish) and + / - 5% of the total sample population (by calendar quarter) for all other samples <0.070 opt (fire assay with AA finish).

To meet proprietary QAQC protocol standards, Jerritt usually re-submits bulk and pulp rejects to their primary lab (ALS) as well as to an additional independent lab (AAL) on a quarterly basis. By this means, the lab is unaware of the original assay result. However, Veris was unable to submit quarterly bulk rejects for 2011 surface and 2012 underground core drilling due to staffing shortfalls. This is a temporary situation. As Veris has other QAQC protocols in place which have performed well, such as blanks and standard, this lull in re-assay checking is not considered to impact the integrity of sampling results during this period of time. Jerritt Canyon’s sampling methodology continues to be considered acceptable as a documented protocol for QAQC standards.

There were no duplicates or re-assays of bulk or pulp samples performed on the 2011 surface core drilling program, due to temporary constraints on this phase of quarterly testing.

There were 79 randomly selected duplicated samples with corresponding original samples submitted for review from the Jerritt laboratory population of underground Cubex samples from a population dated between June 18, 2011 and December 31, 2012. The results demonstrated excellent correlation with only 2 samples being within 0.02 and 0.04 Au opt difference.

Opinion on the adequacy of the sampling methodolgy

VUSA’s sampling protocol at Jerritt Canyon for both exploration drilling and production Cubex drilling are ensuring accurate results that demonstrate reliable gold values derived from the underground drilling program.

Further actions to insure the integrity of sampling drilled material and subsequent certified assay results at Jerritt Canyon could include improvements in the area of QAQC. For example, the performance of the standard Si54 is not as consistent with the commercial labs as it is with the Jerritt lab. Also, Jerritt Canyon staff has skipped quarterly check assays for the last quarter of 2012. The QAQC protocol currently in place could be improved by replacing the Si54 material with another more reliable standard that performs well with these ores. Also, it is important that Jerritt resume quarterly check assay samples and not let this gap in testing comprise the otherwise excellent data integrity in their Master database.

The author of the Company’s most recent technical report expressed confidence in the accuracy of the assayed sampling results compared between certified assays and the master acQuire database for contributing new 2011 to 2012 assay values to future estimates of resource and reserve.

Current data vetting June 18, 2011 to December 31, 2012

On January 23, 2013 an author of the Company’s most recent technical report commenced an audit of assay data derived from sampling newly drilled material for the Jerritt Canyon property. This audit was performed for verification purposes to contribute this dataset to future evaluations of the December 31, 2012 Jerritt Canyon mineral resource and reserve estimates. This audit addresses assay results from drilled material sampled between June 18, 2011 and December 31, 2012 for underground drilling, and between July 18, 2011 and December 21, 2011 for surface drilling.There was only minor surface drilling in 2012 (2,577 ft); however, numerous assays from surface drill holes completed in 2011 were received after January 2012 and/or after the December 31, 2011 Vulcan models had been updated which were partially included for this current drill hole audit.

Datasets submitted for evaluation

Jerritt Canyon Data Manager, Ling Domenici, provided specific datasets for the audit based on requests by the auditor to analyze a random population representing no less than 5% and optionally up to 25% of the total samples produced from drilled material for these 3 programs:

•	Underground Cubex production drilling, which is sampled on-site through the Jerritt production laboratory for minimizing turn-around time, as this data is utilized for daily mine planning and ore control. This material is not logged for lithology and the collar locations are estimated based on surveys provided to assist in setting the drill up on location at the correct orientation. Other surveys contributing to some of the underground collar locations are the mine asbuilt surveys. There are no downhole surveys performed. Drill traces for the production holes are generated from engineering designs for projecting the results in models. This method of locating the collars and traces is considered acceptable due to the short length of the holes and the high density of drilling. Sample results from the underground Cubex drilling are used in the resource estimate.

The audit reviewed the Jerritt lab assay results from daily production samples for consistency and analyzed the Jerritt lab results based on comparison to detection of known values for standards submitted within the sample dispatches. The chain of custody for assay results derived in the Jerritt lab was also examined for consistency in data management procedures.

•	Underground core drilling for exploration purposes. Core from underground drilling is sent to an outside laboratory to ensure the results are derived from an accredited laboratory for use in the resource estimates. This drilled material is logged for lithology to contribute to a detailed geological model. The collar locations are surveyed for northing, easting, elevation, azimuth, and dip, and the drill trace is surveyed downhole.

This audit compared the original raw data derived from surveying, logging, and sampling underground-drilled core to electronic data as exists in the 2013 acQuire database and then to data utilized for modeling geology and resource / reserve in the 2013 ISIS database. The data was examined for consistency and accuracy. Assay values in acQuire and ISIS were correlated directly to the original assay certificates derived from accredited laboratories.

•	Surface core drilling for exploration purposes. This drilled core material follows the same criteria listed above for underground core drilling.

In addition, specific technical datasets related to evaluating the integrity of the assay checks were also audited for purposes of correlation between original source data and the 2013 acQuire database, then cross-checked against the 2013 ISIS database. The number of drill holes reviewed for technical data is lowest in comparing downhole survey and lithology because none of the underground production holes are surveyed downhole or logged for geology due to density of drilling within known geological units. Assay certificates, sample intervals, and collar coordinates reviewed cover between 20% to 85% of all the drill hole data for the entire period under audit.

In addition to verifying gold values for sampled material derived from drilling at Jerritt Canyon from June 18, 2011 to December 31, 2012, this audit also reviewed general technical data related to sampling, such as the location of the collars and downhole surveys per sampled interval. Geologic data was also reviewed for the purpose of validating data that would be used in geologic modeling as a premise for shaping and projecting trends of the ore bodies for resource and reserve estimates.

Specific technical datasets audited were compared for direct correlation record-by-record between the original source data and the 2013 acQuire database, then to the 2013 ISIS database for validation purposes. The record-by-record validation produced a detailed examination of between 8% and 37% of the datasets that uphold the integrity of the assay values in Jerritt Canyon’s master acQuire database.

acQuire to ISIS comparison of assay data

All assay values for both surface and underground samples in the January 2013 ISIS database utilized by Practical Mining for updating the resource and reserve estimates at Jerritt Canyon were directly correlated to assay values in Jerritt Canyon’s acQuire database in this audit.

Surface Assays

A total of 26,405 assay records occur in both the 2013 acQuire database and the 2013 ISIS database for the 2011 surface-drilled core samples. With the exception of differences due to rounding from 4 to 3 decimal places, the direct correlation between ISIS and acQuire for the 2011 surface core drilling program exactly match for the entire population of assay records.

Results Surface Assay datasets check: Excellent matches between acQuire and ISIS.

There were 3 non-matches in the surface core assays between acQuire and ISIS, none of which contained significant gold grades. (Resource estimates by Practical Mining will use 0.03 opt Au for bulk mineable cut off grades for the open pits.)

Underground Assays

A total of 36,971 individual assay records for all of the 2011 and 2012 underground samples (inclusive of Cubex and core material from SSX and Smith) exist in the January 2013 ISIS database. However, 511 of these assay records in ISIS are empty place holders with a -99 value pending finalization of certified assays imported into acQuire. The 2013 acQuire database reviewed in this audit has 60 assay records for Cubex underground production drill hole SSX-C70057 that were not exported to the January 2013 ISIS database and will not be included in the resource / reserve estimate.

As a result of these differences, the number of assay records in the 2013 ISIS database differs from the number of assay records in the 2013 acQuire database. The acQuire database contains 36,520 assay records for the same period of time as the ISIS database. However, the ISIS database contains 36,970 assay records – of which 783 are empty place holders. The total number of assay results examined between ISIS and acQuire is 37,031 – of which only 36,460 assay records are mutual to both acQuire and ISIS for the period of time covered.

Results Underground Assay datasets Check: Excellent matches between acQuire and ISIS

Of the 36,460 assay records checked in the 2013 acQuire underground assay database against the 2013 ISIS underground assay database, 36 of the records (or 0.01%) did not match. Of these non-matches, 10 of the errors are in values of significance, that is >0.1 opt. In 8 of the 10 samples with significant Au values (>0.1 opt) that did not match between acQuire and ISIS, the error appears to be switches in intervals within a single sequence in the same hole, which would not impact modeling of the resource.

Comparison of intervals versus sample numbers

To compare the accuracy of locations for assayed sample intercepts in 3-D models for resource / reserve estimates, the sample intervals and corresponding sample numbers from the original cut-sheets of 20 randomly selected surface-drilled core holes and 10 randomly selected underground-drilled core holes were checked against their digital values in acQuire and then again in ISIS. The sample intervals for Cubex-drilled production holes are spaced in regular 5-foot intervals and sample numbers corresponding to these intervals were reviewed from original cut-sheets for 71 randomly selected underground production holes drilled in both the SSX mine and the Smith mine, which included 3,502 interval records in cut-sheets compared to 29,189 total intervals of sample records in the acQuire underground database (about 12% of the underground data population).

All the examined sample intervals and subsequent sample numbers lined up exactly between the source data and acQuire and ISIS for both the surface and underground drilling programs.

Checks of format conversions: Au opt-Au ppb-Au ppm-Au best selection

The gold values in the January 2013 ISIS database are in units of opt. These values are derived from exported gold values of “best selection” in acQuire. The acQuire database includes gold values reported in ppb, ppm, and opt from the Jerritt and the ALS laboratories using fire assay reported in ppm as the primary testing method. Some samples are automatically submitted for re-assay using fire assay with gravimetric finish reported in ppb if the original value is [> / =] to 0.07 opt Au. AcQuire will convert Au values from a variety of formats into opt values for uniformity. As a result, the “best selected” Au value exported to Vulcan is based on criteria of preferred sampling methodology and sequence of re-assays that may have been converted to opt from original ppm or ppb formats.

All assay values (100%) for both surface and underground samples in the January 2013 acQuire database were tested for conversions reported in ppb, ppm, and opt from the original formats. With the exception of minor discrepancies due to rounding from 4 to 3 decimal places, all (100%) of the converted values in the entire population for surface and underground assay results examined were correct.

Assay certificates compared to acQuire and ISIS Au values

Certified assays of surface-drilled core material sampled at the ALS laboratory between July 2011 and December 2011 were compared to assay values in the January 2013 acQuire database and the January 2013 ISIS database. A random selection of 10% of the total surface-drilled core holes resulted in a review of 1,317 individual assay certificate records which corresponds to 5% of the total population of 26,405 individual assay records in the 2013 acQuire surface drilling database. The assay records in acQuire were directly matched to their corresponding certified assay results from the ALS lab.

There were minor issues in comparing the original assay certificates to the 2013 acQuire database for the surface drilled core assays related to rounding from 4 decimals to 3 decimals – none of which impacted Au values of >0.1 opt. Otherwise, the assay certificates for 5% of the population under audit exactly matched the acQuire database.

Certified assay results for underground-drilled core material sampled at the ALS lab between October 2011 and September 2012 were compared to assay values in the January 2013 acQuire database and the January 2013 ISIS database. A random selection of 10 out of 40 drill holes (25% of the underground core drill holes in this audit) isolated 1,784 assay records out of 7,331 total assay records (about 24%) for direct certificate to assay record verification.

There were no discrepancies between the assay certificates and the acQuire or ISIS databases for the underground core drilling.

Samples from underground production Cubex-drilled holes were sent to the Jerritt laboratory and were not verified by an accredited outside laboratory except for samples re-assayed for QAQC at ALS. The original CSV formatted files of Au values derived by the Jerritt lab’s LIM system were compared to both the January 2013 acQuire database and the January 2013 ISIS database for consistency.

There were minor discrepancies between the Jerritt lab CSV format LIMS reports and the acQuire / ISIS database related to decimal places and rounding. None of the issues were for assays > 0.1 opt Au.

Note: Certified assay values from ALS lab for Au opt GRAV under detection limit are entered as <0.0001 in the certificate. Assay values under detection limit in LIMS reports from the Jerritt lab are entered as either <0.001or as -0.001 in the CSV format exports from LIMS. acQuire does not accept non-numeric characters for assay values. To compensate for this, samples below detection limit from ALS were flagged with the value of 0.0001 in acQuire. Samples under the detection limit from the Jerritt lab were flagged with the value of either 0.0005 or 0. These values of 0.0001 and 0.0005 and 0 were exported to Vulcan. These flagged values could infer Au detected at those levels. The users have to recognize the flagged conventions to model the data correctly.

Lithology checks: formation, rock type, and intervals

Of the 221 surface core holes drilled in 2011, 23 (or about 10%) of the geological logs were reviewed. There was no surface drilling in 2012.

The only errors between original geologic logs reviewed and the January 2013 acQuire / ISIS database, were for drill hole BB-1449. The entire length of that hole mismatched lithological units and intervals.

For the 40 underground core holes drilled between October 2011 and December 2012, 10 (25%) of the geological logs were reviewed in this audit. Lithological codes from three of the randomly selected drill hole logs were in the January 2013 ISIS database but were not in the January 2013 acQuire database. However, the lithological codes and intervals in ISIS directly matched the geological logs without error and can be utilized in future modeling of geology.

There were no geological logs recorded for the underground Cubex drilled holes.

Summary of database verification

The results of the 2011 - 2012 data vetting analysis support the opinion that the ISIS database is based on correct values to within acceptable industry standards. This dataset in conjunction with the previously accepted datasets of drilling results, such as collar location, down-hole survey, lithology, and assay results, form a cohesive, validated database for use by engineers in evaluating and reporting on resources and reserves at Jerritt Canyon for the current Technical Report.

The Qualified Person for data vetting has independently verified the quality of the drill hole data (both collar information and gold assays) used for the current resource and reserve work and finds it adequate for use in the current study. Based on this assessment, the primary author of the Technical Report’s opinion is confident that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices and that the data can be effectively used in the estimation of the December 31, 2012 resources and reserves. It is recommended that the logging of geological drill hole data that is currently being done on paper using pencils be done on the computer or hand-held digital device in order to standardize the pick lists and more efficiently process the data in the future.

Mineral processing and metallurgical testing

The mineral processing operation at Jerritt Canyon is very complex and is one of only three processing plants in Nevada that uses roasting in its treatment of refractory ores. Initially, Jerritt Canyon was designed to process oxide and mildly refractory gold ores by conventional cyanidation using chlorine gas for pre-oxidation of the refractory ores. The use of the wet mill to help treat the mildly refractory ores, which used chlorine for ore oxidation pre-treatment, was stopped in February of 1987.In 1989, the roasting circuit (a dry milling process) was added to the process flow sheet for the treatment of highly refractory ores which continues to be used at Jerritt Canyon today for processing of the Jerritt Canyon and other second party (purchased or toll mill) ores.

Numerous metallurgical studies have been conducted on the ores by the various mine owners at the property including cyanidation and roasting test work since the late 1970’s. In addition, early metallurgical test work on ores from resource areas, including bottle roll tests for WaterPipe II, have also been conducted. These reports are in the files stored at the mine site. The actual Au recoveries for the various deposits that have been previously mined and processed are also noted in historic documents stored at the mine site.

The Jerritt Canyon ores are double refractory in nature because the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and is also locally associated with organic carbon in the host rock. Some limited amount of gold mineralization has also been noted in previous mineralogical studies to be within quartz (silicification). The Jerritt Canyon roaster helps oxidize the majority of the refractory ores for subsequent cyanidation.

A significant portion of the Jerritt Canyon ore contains high amounts of clays. During the winter months, the clay-bearing ores can contain elevated moisture contents from snow and ice that can cause serious handling problems in the plugging of chutes in the crushing circuits. As a result of these conditions, the processing plant capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed.

Since mining development of a new underground mine at Starvation Canyon started in November 2012, and since the mine officially opened in April 8, 2013, a summary of the existing Starvation Canyon metallurgy results is described below. Two samples of Starvation Canyon ore were collected from diamond drill core from drill hole TJ-216C and TJ-232C and separately tested in the Jerritt Canyon lab in February 2006. The samples were dried and pulverized to 95% passing 150 mesh. The samples were tested before and after roasting (at 1030˚F) according to the standard procedure.

Mineral resource estimates

Introduction

In 2012, Veris updated the Jerritt Canyon resource estimate incorporating additional drilling from the 2011 and 2012 drill campaigns. An additional 163 surface drill holes and 1,257 underground drill holes were added since the last NI 43-101 report (Odell et al., April 2012). The 2012 year-end resource estimates were calculated by Mark Odell, Owner, Practical Mining, LLC, P.E. and Karl Swanson, Independent Consultant, SME, MAusIMM using the Vulcan Software versions 8.1.3 and 8.2.

The deposits at Jerritt Canyon which were re-estimated and new resources and/or reserves calculated since the last NI 43-101 report (Odell et al., April 2012) are: Burns Basin, Saval, Smith, Starvation, Steer-SSX-Saval and West Mahala.

Open pit and underground block models were built for the respective deposits. The open pit models were based on both 0.01 opt and 0.1 opt gold grade shells whereas the underground models were based on 0.1 opt gold grade shells. All block models include the geologic models of the stratigraphic units within the deposit.

The deposits with updated open pit block models are: Burns Basin and Saval.

The deposits with updated underground block models are: Smith, Starvation, Steer-SSX-Saval and West Mahala.

Note that only the Saval deposit has both an open pit and underground block model.

Due to their close proximity to each other, the Saval, Steer-SSX, and West Mahala deposits are included as a single underground block model called SSX.

The stockpiles reposing at the mine portals or remaining from earlier open pit extraction are included in the resource and reserve tables.

Drill hole database and compositing

The drill hole database is stored in acQuire at Jerritt Canyon in two parts; one for surface drilling and the other for underground or production drilling. The data cutoff date for this NI 43-101 report is December 31, 2012. The surface database contains 15,058 drill holes of which 14,132 have assay data with 500,812 gold assay entries greater than a value of zero and 13,947 drill holes that have geology data with 223,680 geology entries. The underground database contains 38,030 drill holes of which 37,500 have gold assay data with 436,915 gold assay entries greater than zero.

The acQuire data is extracted to .csv tables which are then loaded into Vulcan. There are four tables extracted for each database; surface and underground. The tables are: collar, survey, assay, and geology. The tables contain the following variables:

•	Collar - HoleID, Easting, Northing, Elevation and Total Depth;
•	Survey - Downhole Depth, Azimuth, and Dip;
•	Assay - From, To, Sample ID, gold assay (AuFA), Flag, Zone, and Domain;
•	Geology – From, To, Formation Code, Lithology Code, Alteration Code, and Alteration Intensity Code.

All of the surface and underground holes extracted from acQuire and imported into the Vulcan databases were used for modeling. Any holes that were deemed invalid or incomplete were not extracted and therefore, there was no reason to reject any holes which were in the Vulcan databases.

There are 61 new surface holes at Burns Basin, BB-1442 to BB-1502. Saval has 23 new surface holes, SC-1372 to SC-1394. Starvation has 25 new surface holes, TJ-352 to TJ-373 and STV-U and STV-D. Mahala has 33 new surface holes, MAH-443 to MAH-475. Smith has 21 new surface holes, EM-121 to EM-130, and SH-1203 to SH-1213.

There are 1,048 new underground holes at Smith:

SMI-C20443 to SMI-C20555

SMI-C30410 to SMI-C30448

SMI-C40838 to SMI-C40969

SMI-C50367 to SMI-C50717

SMI-C70766 to SMI-C70890

SMI-C80001 to SMI-C80302

SMI-LX-783 to SMI-LX-825

The SSX model has 209 new underground holes:

SSX-C10046 to SSX-C10117

SSX-C50001 to SSX-C50035

SSX-C70001 to SSX-C70102

Therefore, there are a total of 163 new surface holes and 1,257 new underground holes at Jerritt. Some of these new drill holes were used in the previous 43-101 report as they were drilled then but not all of the logging or assaying was complete.

Sampled intervals are intervals with gold grade values greater than zero. The underground model SSX includes Saval, Steer, and West Mahala.

The raw assay data in the drill holes was used to digitize the grade shell polygons on cross section. Once finished the assays were flagged by the grade shell polygons and the flag name stored in the FLAG field in the assay database. This allowed the high-grade assays to be discerned from the low-grade assays outside of the grade shells. Each deposit has its own naming convention.

Composites were calculated down hole on 5 foot intervals with the composite starting and stopping at each change in the FLAG name. Therefore there is no mixing of composite grades between the high-grade and low-grade assays.

Geology and grade shell modeling

At Jerritt Canyon, most gold mineralization occurs as lenticular bodies with relatively sharp hanging wall and footwall boundaries. These bodies generally follow the Roberts Mountain (DSrm) to Hanson Creek (Ohc) Formation contact as well as the Hanson Creek 3 (Ohc3) to Hanson Creek 4 (Ohc4) contact. The Hanson Creek Formation (Ohc) is the primary host for gold at Jerritt Canyon.

The gold mineralization is controlled by structures crossing these stratigraphic contacts and the favorable bedded geology at the contacts. In addition, shallow anticline structures allow the mineralization to be trapped and “pond” at the change in bedded geology. These important formation contacts were modeled on 100 foot east-west cross sections prior to modeling the mineralized bodies (grade shells).

The grade shells were modeled on 50 foot and locally 25 foot north-south and east-west cross sections based on the geologic contacts and grade continuity. These grade shells were modeled at a 0.10 opt Au cut off for the underground models and 0.01 opt Au cut off for the surface models using Vulcan software. Where necessary, the 0.10 opt Au grade shells were also used in the surface models. From the cross section polygons, 3-D grade shell solids were built. The grade shell polygons are used to flag the drill hole assays and the grade shell solids are used to build the blocks in the block model.

The Burns Basin model consists of 18 major 0.01 opt Au grade shells and a few small shells, which generally trend north-south following the SDrm to Ohc contact and the Ohc3 to Ohc4 contact.

The Saval open pit model consists of 23 main 0.01 opt Au grade shells, which generally trend north-northwest. Internal to the 0.01 opt grade shells are the 0.1 opt grade shells used in the SSX underground model. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact.

The Smith model consists of 123 0.1 opt Au grade shells, which generally trend northwest along three main zones and a fourth smaller zone. An anticline ridge intersects the three zones along a northeast strike. The northern-most zone plunges shallowly away from the anticline ridge intersection and dips gently to the north. The center and southern zones only plunge southeast from the anticline ridge and dip shallowly in all directions. The fourth zone is northwest of the anticline ridge line and between the central and south zones. The fourth zone dips to the north-northwest. Therefore the grade shells all together define an anticline which trends northeast-southwest which intersects three main northwest trending mineralized zones which plunge gently away from the anticline ridge.

The Starvation model consists of 13 main 0.01 opt Au grade shells and 10 main 0.1 opt Au grade shells, which generally trend east-west with a northwest trending structure which contorts and steepens the grade shells on the northern edge and steepens the dip to near vertical in the east. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and exist within Ohc to the Ohc3-Ohc4 contact. The grade shells range in depth from 6,800 to 7,200 feet in elevation.

The SSX model consists of 204 main 0.1 opt Au grade shells, which generally trend east-west with a northwest trending anticline in the SSX deposit. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact

The West Mahala model, which is the SE corner of the SSX mode, l consists of 9 main 0.1 opt Au grade shells, which generally trend east-west following the SDrm to Ohc contact.

All grade shell solids are modeled using all data and are not altered for depletion due to mining. Depletion is accounted for during the block model process.

Specific gravity and density

The tonnage factor used for all Jerritt Canyon intact rock is 12.6 cubic feet per ton which is a density of 0.0794 tons per cubic foot. No distinction is currently made for variations in lithology, while it is recognized that significant differences may occur within various units at each mine.

The factor is based on testing done in 2000 at the University of Nevada, Reno and Chemex lab on a total of 67 samples. The weighted tonnage factor returned on the samples was 12.616. Since then 50 samples from Smith Zone 4 (Mahala) and 5 samples from Steer were analyzed by Zonge Engineering and Research of Tucson, Arizona. The average for Smith Zone 4 was 12.45 cubic feet per ton, which is slightly heavier than the average used for all the mines and the average for Steer was 13.0 cubic feet per ton, which is slightly lighter.

Additional tests were conducted in 2005 on 22 ore grade samples and 24 waste samples from Starvation Canyon. The results were 11.8 cubic feet per ton for the ore grade samples and 12.2 for the waste samples, both of which are heavier than the 12.6 cubic feet per ton average used at the other mines. However, for the December 31, 2012 resource and reserve calculation, Starvation Canyon intact rock was assigned a conservative density of 0.0794 which is similar to all of the other Jerritt Canyon deposits.

The tonnage factor for dump and stockpile material on the surface is 17.6 cubic feet per ton or a density of 0.0568 tons per cubic foot.

The tonnage factor for cemented rock fill used underground is 15.4 cubic feet per ton or a density of 0.0649 tons per cubic foot.

Resources at Road Canyon hosted in near-surface colluvial material used a tonnage factor of 17.5 ft3/ton to better represent swelling and pore space in the unconsolidated material.

Statistics and variography

Univariate and basic statistics were calculated for gold for each deposit using the 5-foot composite samples within the grade shells. The Saval, Steer-SSX, and West Mahala statistics were calculated together as they are combined in the same block model named collectively SSX. The composites consist of both surface and underground drilling.

Grade capping

A cap grade was determined from the grade shell composites for each deposit. The composites are plotted in Excel in descending order of grade and the cap grade picked from the graph. As discussed previously, underground models Saval, Steer-SSX, and West Mahala are all in one SSX block model.

Variography

Variograms were generated in the SAGE2001 software from the 5 foot composites within the grade shells for two open pit models, Burns Basin and Saval, and three underground models, Smith, SSX (Saval, Steer-SSX, West Mahala), and Starvation. These models have production data or otherwise closely spaced data, which warrants variogram calculation and ordinary kriging estimation.

The variograms were modeled in SAGE using the exponential model option with a practical range. The variogram model is output from SAGE using the custom LLL-ZYX option. The model data for the two structures is entered into the Vulcan estimation parameters as the kriging weights for the ordinary kriging estimation of gold.

Block modeling

New block models were created for each of the two open pit deposits. Three block models were also created for the underground deposits with the SSX block model encompassing the Saval, Steer-SSX, and West Mahala underground deposits. All of the block models were created in Vulcan Software for the Company’s most recent NI 43-101 technical report.

The Burns Basin estimated block model was constructed using a 10x10x10 foot block size (XYZ) with no sub-blocking. The block model origin (lower left corner) is 382700E, 398700N, 6700EL and the upper right hand corner is 389200E, 402400N, 8200EL. The X length is 6500 feet, Y length is 3700 feet and the Z length is 1500 feet. The final model used by engineering was regularized to 20x20x20 foot blocks.

The Saval block model is a subset of the SSX model that is regularized to a 20x20x20 foot block size (XYZ). The Saval block model origin (lower left corner) is 384300E, 405700N, 6200EL and the upper right hand corner is 392100E, 411400N, 8400EL. The X length is 7800 feet, Y length is 5700 feet and the Z length is 2200 feet.

After grade estimation, the open pit block models are re-blocked (or regularized) so that all of the blocks are the same size, 20x20x20 feet. The re-blocking allows a Lerchs-Grossman to run and calculate optimized pit shells given certain constraints.

The Smith block model was constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.10 opt grade shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks also have a maximum size of 5x5x5 feet. The block model origin (lower left corner) is 397100E, 404000N, 6100EL and the upper right hand corner is 408200E, 409800N, 8000EL. The X length is 11100 feet, Y length is 5800 feet and the Z length is 1900 feet.

The SSX block model is constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.10 opt grade shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks also have a maximum size of 5x5x5 feet. The block model origin (lower left corner) is 384300E, 404000N, 6200EL and the upper right hand corner is 397100E, 411400N, 8400EL. The X length is 12800 feet, Y length is 7400 feet and the Z length is 2200 feet.

The Starvation block model was constructed using a 20x20x20 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges of the triangulations. All blocks within the 0.10 and 0.01 opt grade shells are 5x5x5 feet. The topographical surface was also defined at a 5x5x5 foot resolution. The block model origin (lower left corner) is 368000E, 378000N, 6600EL and the upper right hand corner is 370600E, 379400N, 7500EL. The X length is 2600 feet, Y length is 1400 feet and the Z length is 900 feet.

Triangulations are used to create the block models. The modeled geologic formation surfaces were used and the names stored in the FM field. The names in the FM field are sdrm, ohc3, ohc4, osc, oe, air, and dump. Grade shell solid names were stored in the SHELL field as well as “low” for the low-grade blocks outside of the grade shells. At Smith and SSX, the asbuilt underground solids were used to name blocks “asb” in the ZONE and MINED fields. The ZONE field is the same as SHELL except that the individual grade shell names for the blocks within the grade shells are replaced by a single name, “au01” or “au1”.

At Jerritt Canyon, the current topography surface (July 2004 aerial survey) was used to define air blocks. In areas where surface mining has occurred, two topographical surfaces were used to define air and dump blocks. The dump blocks are any blocks between the deepest pit topography and the current topography, which would define backfill in the pit or between original topography and current topography where a current dump exists.

Gold grade estimation and block calculations

Three estimation methods were run on the gold grade on all of the block models at Jerritt Canyon. These estimation methods are ordinary kriging (au_ok), inverse distance cubed (au_id3), and nearest neighbor (au_nn). The ordinary kriging estimation was used to report resources and reserves.

For the Jerritt Canyon block model estimations, each of the grade shell solids had individual estimation orientations and the blocks within the grade shells were estimated using these individual search orientations with multiple passes. Due to the large number of grade shells used in all of the block models, it is deemed unnecessary to show them all.

Three estimation passes were performed for each of the models. The first pass has conservative parameters that classify the estimated blocks as measured with a search distance of 40x40x20 feet. The second pass uses a larger search, 100x100x50 feet, and requires less samples, which classifies the estimated blocks as indicated. The third and last pass uses either 300x300x150 or 500x500x250 feet and is the least restrictive and classifies the blocks as inferred. The extent of the last pass ensures that all of the blocks within the grade shells are estimated.

During the estimations, only the composites flagged as inside the grade shells (0.1 opt or 0.01 opt Au) were used to estimate the blocks inside the grade shells.

A parent block size of 10x10x10 feet was used for estimation. This means that the estimation is done at the center of a 10x10x10 foot block grid and the result assigned to all blocks within the parent block. If the sub-block size is 5x5x5 feet, then 8 blocks would be assigned the same estimated grade.

The cap grade determined for each deposit is used in the estimations by restricting the range that the composites with values greater than the cap can influence. The range used for all of the block models is 10 feet in the major orientation, 10 feet in the semi-major orientation, and 10 feet in the minor orientation for gold composites higher than the cap grade. This means that a block centroid must be within 10 feet of the high-grade composite in order for it to be used as one of the composites used in that estimate.

A different number of composites (samples) were used for each estimation pass for each block model. The minimum number of samples for the measured pass is 8, for the indicated pass is 5, and for the inferred pass is 2. The maximum number of samples is 12 for all three passes.

In addition, a maximum number of composites per drill hole are used during the estimations. All models use a maximum of 3 samples per drill hole.

After the estimations are run, block calculations are run with scripts to assign or calculate values to additional fields in the block models. Text names are assigned to the ZONE, CLASSNAME, and MINED variables in the block models. A density of 0.0794 tons per cubic foot is applied to all intact rock blocks for all models. The density for dumps is 0.0568 tons per cubic foot and 0.0649 tons per cubic foot for all rock within the underground workings.

Mined depletion and sterilization

The block models which have underground workings within their limits are Smith, SSX, and Saval open pit. These mined out areas have been depleted by renaming the blocks “asb”, which is short for asbuilt. During the block model construction, the underground drift and stope triangulations are defined by 5x5x5 foot block resolution and flagged “asb” in the SHELL, ZONE, and MINED variables. These blocks are not estimated and therefore have no grade. The “asb” blocks are assumed to be backfilled and therefore have a density of 0.0649 tons per cubic foot.

In addition to underground workings, some models have open pit mines within their boundaries. Open pits exist at Burns Basin, Saval, and Smith. Most of these pits are backfilled to some degree and ensuring that an accurate deepest mined pit bottom is used in the block model is important. In areas where the ground surface has been disturbed, three topography surfaces are created. These are:

1.	Original Topography
2.	Current Topography
3.	Deepest Topography

If these three topographical surfaces are accurate, then the air, dump, and intact rock can be confidently modeled. In some areas, new drilling is necessary to accurately model the contact between dump and intact rock as survey maps of the disturbed surface do not exist.

In the block models the topographic surfaces are defined by a 5x5x5 foot block resolution. The blocks are named “air”, “dump”, or the correct formation name in the FM variable. No blocks named “air” or “dump” are estimated and therefore are not included in either the resource or reserve report. The density for the dump blocks is 0.0568 tons per cubic foot.

The grade shells shown in the section above colored red are in air, dump, and intact rock. Only the portion of the grade shells that are in intact rock have grade estimated. All air and dump blocks have a zero grade. The blocks above the original and current topographical surfaces are air. The blocks between current and deepest and between current and original surfaces are dump.

In addition to depletion by the underground asbuilt workings and the open pits, some blocks within the grade shells, especially around the underground workings, shouldn’t always be included in the resource. These blocks have been flagged with the name “steril” in the MINED variable in the Smith and SSX block models. This means that the blocks are “sterilized” and are not used for reporting even though they exist and have estimated grades. Blocks are sterilized if they are next to or between underground workings and therefore considered un-mineable by current methods.

Only the Smith and SSX model require sterilization as the grade shells are in and around current underground workings, which leaves isolated blocks after depletion that can’t be accessed and mined by underground methods.

The method used to flag the sterilized blocks was to view the estimated blocks within the grade shells on 10 foot bench (plan) sections and draw polygons around the blocks that would not be included in the resource or reserve. The blocks inside the polygons were then flagged as “steril”.

Sterilization of mineralization around the underground workings is an ongoing process. Many areas look mineable when viewed on the screen in the computer but need verification of actual extraction from direct inspection in the mine. Once a decision is made underground in the mine, then the model can be accurately updated.

Mineral resource classification

All blocks that have an estimated gold grade are subsequently classified based on the confidence in the estimation. The confidence is based on the number of composites used in the estimation, the distance to these composites, and the number of drill holes for the selected composites. The Jerritt Canyon mineral resource was classified into Measured, Indicated and Inferred categories using logic consistent with the CIM (2005) definitions referred to in Canadian National Instrument 43-101 and described in the glossary. The highest confidence is called Measured (CLASSNAME = “meas” or CLASS = 1), the next is Indicated (CLASSNAME = “ind” or CLASS = 2), and the lowest confidence is “Inferred” (CLASSNAME = “inf” or CLASS = 3).

Based on the drill hole spacing distance at each of the deposits, distances were chosen which define the classification of the estimated block. At Smith and SSX, underground production drilling is spaced between 10 and 25 feet apart. The variograms show a sill range just over 50 feet, so a slightly conservative range was chosen. The measured classification for all models are blocks that were estimated with an ellipse range of 40x40x20 feet with a minimum of 8 and a maximum of 12 composites, which requires a minimum of three drill holes using a maximum of three composites per drill hole.

The indicated classification for all models are blocks that were estimated with an ellipse range of 100x100x50 feet with a minimum of 5 and a maximum of 12 composites, which requires a minimum of two drill holes using a maximum of three composites per drill hole.

The inferred classification for all models are blocks that were estimated with an ellipse range of 300x300x150 feet or 500x500x250 feet with a minimum of 2 and a maximum of 12 composites, which requires a minimum of one drill hole using a maximum of three composites per drill hole. The large increase in range is to ensure that all of the blocks within the grade shells that were not estimated with the measured or indicated estimations get estimated and are called inferred.

Block model validation

The drill hole composites were displayed with cross section views of the block models to visually inspect the local estimations of the gold grade by comparing the composite grades to the block grades. Those areas inspected for each block model, especially where high-grade composites exist, looked appropriate and correlated well given the search distance and number of samples used. The modeling method itself ensured that mineralization and the estimate were constrained within the 0.10 opt and/or 0.01 opt Au grade shells created in Vulcan.

The block models at Jerritt Canyon have been created with standard modeling practices and can be considered reasonable predictors of resources within the modeled areas.

Drill hole composite statistics were compared to the block statistics for each block model. All of the estimated blocks at a zero cut off and all classes, measured, indicated, and inferred were used to calculate the average block grade. All composites flagged as inside the grade shells with a grade greater than zero were used to calculate the average composite grade.

Results from this comparison on this global scale were acceptable. In addition, ongoing reconciliation studies conducted in 2012 that compare actual mined grade and tonnage against the mined grade and tonnage predicted in the block model for the Smith mine compare very well.

Mineral resource statement

The Jerritt Canyon mineral resources, including reserves, as of December 31, 2012 are listed below.

Jerritt Canyon mineral resources including reserves – December 31, 2012

	Measured			Indicated			Measured + Indicated			Inferred
Area	kt	opt	koz	kt	Opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	46	0.106	4.9	430	0.096	41.4	476	0.097	46.3	5	0.061	0.3
Mill Creek	3	0.089	0.3	299	0.094	28.0	302	0.094	28.3	4	0.153	0.6
Saval	51	0.148	7.6	315	0.085	26.7	367	0.093	34.3	10	0.083	0.8
Wright Window	5	0.174	0.9	115	0.090	10.3	120	0.094	11.2	5	0.088	0.4
Pie Creek	-	-	-	225	0.086	19.2	225	0.086	19.2	5	0.089	0.5
Road Canyon	-	-	-	17	0.070	1.2	17	0.070	1.2	187	0.081	15.2
Stockpiles	37	0.124	4.6	254	0.049	12.4	291	0.059	17.1	-	-	-
Open Pit Resource	144	0.128	18.3	1,654	0.084	139.3	1,798	0.088	157.6	216	0.082	17.8

Underground
Smith	2,980	0.200	597.3	2,214	0.204	452.1	5,193	0.202	1,049.4	977	0.179	174.6
SSX Including West Mahala	1,205	0.201	242.6	2,438	0.198	481.7	3,643	0.199	724.3	2,508	0.173	433.6
Saval	17	0.276	4.6	160	0.247	39.6	177	0.250	44.2	51	0.238	12.2
Murray	142	0.163	23.1	404	0.165	66.8	545	0.165	89.9	61	0.162	10.0
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6	21	0.170	3.6
Winters Creek	-	-	-	117	0.112	13.1	117	0.112	13.1	10	0.145	1.5
Underground Resource	4,367	0.200	873.4	6,278	0.194	1,220.1	10,645	0.197	2,093.5	3,629	0.175	635.4
Resource Total	4,511	0.198	891.7	7,932	0.171	1,359.4	12,443	0.181	2,251.1	3,845	0.170	653.2
(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability;
(2)	Open pit mineral resources are contained within Lerch Grossman pit shells constructed at $1,620/oz. gold price and meet the minimum cutoff grade;
(3)	Open pit mineral resources include 5% mining losses and 5% dilution;
(4)	Underground mineral resources constrained to 0.10 opt grade shells and occur outside existing asbuilt workings and sterilized areas, and are deemed by the Qualified Person to be potentially economic; and

(5)	Underground mineral resources include 5% mining losses and 5-10% dilution.

Underground mineral resources

The Jerritt underground mineral resources where tabulated using two methodologies.

SSX-Steer and Smith

Underground resources at SSX-Steer and Smith were calculated by determining which blocks within the 0.10 opt gold grade shells are potentially economic by Karl Swanson, SME; Consulting Mining Engineer.

Blocks within the current asbuilt underground workings are named “asb” in the variable named MINED in the block model and blocks within the sterilization solids are named “steril”. These blocks were assigned a 0.001 opt gold grade. All other blocks have the name “intact” in the MINED variable.

The resource is determined from the “intact” blocks. Blocks within the design solids and within the 0.10 opt gold grade shells and which are named “intact” are renamed “des” in the MINED variable in the block model. Blocks within grade shells that are large enough to pay for their mining and milling and that are named “intact” are renamed “reso” in MINED variable. In addition, any groups of blocks around the current underground workings that are within the grade shells, are named “intact” and that are determined to be potentially economic are renamed “reso” in the MINED variable.

Only blocks with a gold grade greater than 0.10 opt and named “des” or “reso” in the MINED variable are included in the Smith and SSX resource. A mining recovery factor of 5% and dilution factor of 5% was applied to these two underground resources.

Starvation, Murray, Saval, and Winters Creek

Underground mineral resources at Saval, Murray, Starvation, and Winters Creek were calculated by Mark Odell, Practical Mining LLC. Resources at these mines are contained within designed mine excavations that meet the respective cut off grades calculated at $1,620 per ounce. All of the resource designs can be developed from nearby existing or planned excavations. A mining loss factor of 5% and a dilution factor of 10% have been applied to the resource. These factors are reasonable for the type and scale of underground mining practiced at the Jerritt Canyon Mines.

Open pit mineral resources

Open pit resources were estimated by creating a Lerch Grossman optimized $1,620/ ounce pit shell using measured, indicated and inferred blocks, all other blocks are considered waste. The resultant pit only mines those ore blocks which will provide a positive value when including the cost of mining all the overlying waste blocks. The resource only includes the measured, indicated and inferred blocks that are inside the $1,620 pit shell and exceed the minimum cutoff grades. The reported open pit resources also include 5% mining dilution and 5% mining losses. These factors are reasonable for the scale and scope of the resource pits.

Other resource constraints

Dewatering will be required to recover portions of the Murray, Smith Mine, SSX and West Mahala resources. Veris plans to construct dewatering wells, treatment and disposal facilities to handle all dewatering water that cannot be consumed in the process plant.

We are not aware of any possible adverse or unusual restrictions on mining resulting from legal or title issues, taxation, socio-economic, environmental, political, or others that would affect the Jerritt Canyon operation. The mine has or expects to receive the permits necessary for operation.

Mineral Reserve estimate

Mineral reserves were estimated by Practical Mining LLC under the direction of Mark Odell (P.E.), Consulting Mine Engineer.

Jerritt Canyon Mineral Reserves – December 31, 2012

	Proven			Probable			Proven + Probable
Area	kt	opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	32	0.100	3.2	391	0.101	39.6	423	0.101	42.8
Mill Creek	3	0.089	0.3	194	0.090	17.4	197	0.090	17.7
Saval	51	0.155	7.9	32	0.089	2.9	83	0.129	10.8
Wright Window	5	0.174	0.9	109	0.093	10.1	114	0.096	11.0
Stockpiles	37	0.124	4.6	167	0.053	8.9	204	0.066	13.5
Open Pit Reserve	128	0.131	17.0	892	0.088	78.9	1,021	0.094	95.7

Underground
Smith	1,750	0.162	283.5	1,262	0.168	211.8	3,012	0.164	495.3
SSX Including West Mahala	566	0.172	97.5	1,056	0.159	167.4	1,621	0.163	272.0
Saval	18	0.239	4.3	150	0.203	30.4	168	0.207	34.8
Murray	142	0.163	23.1	354	0.166	58.6	495	0.165	81.7
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6
Underground Reserve	2,499	0.166	414.3	3,766	0.169	635.0	6,266	0.167	1,049.3
Reserve Total	2,628	0.164	431.1	4,659	0.153	713.9	7,287	0.157	1,145.0

Underground mine reserves

Underground mining accounts for over 90% of the Jerritt Canyon Reserves at year end 2012. The reserves are distributed among 5 underground mines located throughout the district. These are, listed in decreasing order of reserves, the Smith Mine, SSX complex which includes the SSX, Steer and West Mahala reserves, Murray, Starvation and Saval. The Smith and SSX mines are currently operating. Starvation was under development in late 2012 with mine production that started in early April 2013. The Murray Mine operated from 1994 to 2006 while Saval is a planned new mine.

Mine designs for each mine have been created using Vulcan software. Each mine design consists of a collection of individual excavations, each designed in accordance with the parameters outlined in section 16. The excavations are oriented along preferred mining directions in each stoping area and arranged to extract as much of the measured and indicated resource that meets the minimum breakeven cutoff grade requirements discussed in section 21.3 while minimizing the amount of diluting material included.

The stope average grade must exceed the minimum breakeven cutoff grade after the application of 5% mining losses and 10% dilution to be considered for inclusion in mineral reserves. If an excavation is required to access a stope or other development drift and after the application of mining recovery and dilution factors the average grade of the excavation exceeds the incremental cutoff grade, it will be considered for inclusion in mineral reserves. Only the measured and indicated resources within the mine design excavations are used for the calculation of proven and probable reserves.

The cut off grades for underground reserves were determined using a gold price of $1,490 per ounce and the mining, haulage, processing and administrative costs listed in the Technical Report. Process recoveries are grade dependent and vary between 75% and 90%.

Included in the updated reserve are 234 koz located below the local water table. These include: the eastern portion of the SSX Mine including West Mahala; mine below the 6,600 ft. elevation; the reserves at Murray below the 6,100 ft. elevation; Smith Mine Zones 2, 3 and 4 reserves below the 6,600 ft. elevation; and the Smith East Zone 9 reserves below the 6,300 ft. elevation. The company plans to dewater these reserves by drilling wells from the surface into targeted ground water compartments. This water will either be used in the process or treated and discharged to a rapid infiltration basin. Engineering of the dewatering system is ongoing and the permitting process will be initiated in 2013. The Reserves Life of Mine Plan includes capital spending and schedule allowances for the dewatering operations.

Open pit mine reserves

Open pit reserves are contained in four different mining areas. These are, in decreasing order of reserves, Burns Basin, Mill Creek, Saval and Wright Window. Open pit reserves were estimated by creating a Lerch Grossman optimized $1,490 per ounce pit shell using only measured and indicated blocks. The resultant pit only mines those measured and indicated blocks which will provide a positive value when including the cost of mining all the overlying waste blocks.

Using the optimized pit shell as a guide, a final engineered pit was designed with haulage ramps and catch berms. If, after the application of mining recovery and dilution factors, the final pit has positive economic value, then the measured and indicated blocks contained inside the pit design that are greater than the cut offs grades can be considered proven and probable reserves.

The open pits included in the reserve estimation are of limited size and scope. Three of the four are also located in areas previously mined by open pits and none of them will require dewatering. The combination of these factors should allow timely receipt regulatory approvals.

Mining methods

Recent operating results, including production costs, of the Jerritt Canyon Mines are presented in this section. In addition, geotechnical parameters, mining methods, ore control, stockpile resources and reserve reconciliation are presented in this section.

Mining operations

Access to the Smith and SSX-Steer underground mines is through portals, with internal ramps maintained at grades of 12% to 15%. The mines generally follow a drift-and-fill method, operated by trackless equipment. Electric drill jumbos are used in preparation for blasting, and front loaders excavate the broken material into diesel-driven underground mine trucks for hauling to a pad area outside the portals. Mined material is segregated near the portals by placing the rock into several windrows; these are sampled and assays from the laboratory then dictate whether that material is high-grade, low-grade, or waste. The waste is excavated and placed in a waste dump, whereas the high-grade and low-grade ore types may or may not be blended depending on analytical results, and taken either to the process facility or stockpiled in a nearby location for possible future processing, respectively. Because of the distances from the mine portals to the processing plant, 50 - 150-ton off-road haulers are used for surface ore transport.

Typical mine openings measure 15 x 15 to 20 x 25 feet in cross section. All mine openings are primarily supported with bolts and mesh. Shotcrete may also be applied to supplement the bolts and mesh in heavily jointed rock masses or in those areas where raveling has occurred. Ore is generally developed by drifting adjacent to the zone and then cross-cutting through the deposit at specified intervals. Secondary openings are developed either alongside a backfilled stope or underneath a previously-filled excavation. In the latter situation, cost savings are accomplished since the cemented fill does not require artificial support. Extraction of ore-grade material is near 100%, and mining dilution for the most part is confined to the end stopes.

Each mine has its own operational batch plant located outside the mine portal. The backfill is a mixture of screened mine waste rock and cement. These products are blended according to the backfill mix design, water is added, and the mixture placed into the underground haulage trucks for transport back into the mine.

Mining production

Jerritt Canyon is an operating property with over 20 years of production experience, during which approximately 7.97 million ounces of gold have been produced up to year-end 2012. The Jerritt Canyon Mine complex currently consists of two operating underground mines (Smith and SSX) located several miles southwest of the processing plant and administration facilities which are 50 miles north of Elko, Nevada. Mining operations resumed at the SSX-Steer complex during the third quarter of 2011. The Murray underground mine was closed in 2006 and the MCE underground mine was closed in 2004.

Recent operating results, including production costs, of the Jerritt Canyon Mines, are presented in this section. In addition, geotechnical parameters, mining fleets and ore control are presented in this section. Stockpile resources and reserves and reconciliation are also presented in this section.

All mines feed the same processing plant, with output from the underground operations and other sources (e.g. remote and mill Jerritt stockpiles) totaling 0.98 million tons in 2012, 0.37 million tons during 2011, and 0.41 million tons in 2010. The producing properties at Jerritt Canyon excluding third party purchased ores (e.g. Newmont), and their annual production rates for years 2010 and 2012, are given in the table below and represent ore materials processed through the mill on a dry ton basis.

Jerritt Canyon 2010-2012 production

Property	Annual Production (dry tons)
Year	2010		2011	2012
SSX Complex	0		9,051	281,124
Smith	176,409	(2)	269,795	405,904
Stockpiles(4)	233,731	(3)	95,351	291,234
Total	410,140		374,197	978,262
(1)	Tonnages based on internal mine records;
(2)	Dry tonnage processed through the mill; based on 5% moisture content of wet ton delivery published by Veris in the March 31, 2011 MD&A (2011);
(3)	Remote stockpile tonnage processed through the mill based on internal mine records;
(4)	Stockpile data only includes those from Jerritt Canyon (mill and remote combined) and excludes Newmont and other third party purchased ores.

As of October 18, 2012, the processing plant re-attained the maximum permitted processing capacity, treating approximately 6,000 tons/day (125 tph for each roaster). The previous historical processing capacity rate of 4,320 tpd (90tph for each roaster) was limited due to permitting constraints by the State of Nevada imposed as part of the Consent Decree and was attainable in the past when the feed was derived mainly from open pit operations, but was a significant surplus when accepting material from only the underground mines simply because the total mine output alone could not attain this daily rate.

In mid-2007 Veris amended an agreement with Newmont USA Limited to purchase material delivered to Jerritt Canyon by Newmont that continued into 2008, 2010, and 2011 which supplemented mined ores feeding the roasters and thereby reduced certain unit operating costs. There was no Newmont-Veris agreement in place in 2012 so no Newmont ores were processed through the mill that year. Discussions are currently in progress with Newmont regarding a possible ore and/or stockpile purchase contract.

2012 underground mine production from Smith Mine and SSX-Steer Complex totaled 687,028 tons (405,904 tons from Smith by contract miner Small Mine Development, LLC (SMD) and 281,124 tons from SSX-Steer by Veris Gold USA, Inc. & SMD). From August 1, 2012 to Year-End 2012, total average underground mine production from Smith Mine was 1,261 tons per day and 1,162 tons per day from SSX. A total of 291,234 tons of remote stockpile ore material was mined in 2012. Also in November 2012, development commenced at the new Starvation Canyon underground mine by SMD. The Starvation Canyon mine was officially opened on April 8, 2013 and is being operated by SMD. Total production from the Jerritt Canyon processing plant was 105,626 oz Au from 978,262 tons of processed ore at an average metallurgical recovery of 82.7%. The plant operated for approximately 247 total days in 2012.

The plant processed a total of 628,418 tons in 2011 and operated for 339 total days to achieve an average processing rate of 1,853 tons/day for the year. Gold produced in 2011 from all sources was 76,585 ounces (recovered) from 628,418 tons of processed ore and purchased material at a metallurgical recovery that averaged 85.8%. The Smith underground mine reported production of 269,795 tons of ore containing 46,971 ounces of Au. The daily average ore production rate from the Smith Mine in the fourth quarter of 2011 was approximately 1,169 tons. Underground mining at the SSX-Steer mine Complex started in early October of 2011 and averaged approximately 150 tons of ore per day in the fourth quarter of 2011. A total of 95,351 tons of Jerritt stockpile material containing 7,182 oz of Au was processed through the mill in 2011.

The plant processed a total of 599,555 dry tons in 2010 and operated for 322 total days to achieve an average processing rate of 1,862 tons/day for the year. Gold produced in 2010 from all sources was 65,104 ounces (recovered) from 599,555 tons of processed ore and purchased material at a metallurgical recovery that averaged 88.2%. For 2010, the Smith underground mine reported production of 176,409 dry tons of ore containing 29,278 ounces of Au (Yukon-Nevada Gold Corp, 2011), along with 186,650 waste tons. The daily ore production rate from the Smith Mine in the third quarter of 2010 reached the target of 1,000 ore tons. A total of 233,731 tons of Jerritt stockpile material containing 14,122 oz of Au was processed through the mill in 2010.

The plant processed a total of 338,350 tons in 2008 and only operated for 159 days that year due to the significant amount of down time. The plant therefore processed an average of 2,128 tons/day in 2008. Plant capacity is limited to some extent by the “fuel content” of the ore (principally contained pyrite) which tends to enhance temperatures in the roaster and so must be regulated carefully when this type of rock serves as feedstock. Blending of various mined products is practiced constantly to reduce deleterious impacts from rock types with high fuel content, high arsenic content, and so forth. Also the capacity was somewhat limited because of air permit requirements at that time. Gold produced in 2008 from all sources was 44,732 ounces from 338,350 tons of processed ore and purchased material at a metallurgical recovery that averaged 87.3%.

The Smith and SSX-Steer underground mines reported production of 135,909 tons of ore, along with 136,070 waste tons in 2008. This tonnage figure was significantly less than the 2008 budgeted amount of nearly 336,641 ore tons at a projected mined grade of 0.284 ounces/ton which can be mostly attributed to the August 2008 mine shut down and other mill shut downs in early 2008. In 2008 a total of 88,709 tons of Jerritt Canyon stockpile (remote + mill) was processed through the mill. Of this total, 32,793 tons of remote stockpile material containing an average grade of 0.170 opt Au was delivered to the mill and processed. In addition, a total of 55,916 tons of mill stockpile at a grade of 0.141 opt Au was processed in 2008.

Due to poor record keeping in 2009 by the contract mill operator, Golden Eagle, the total amount of ore tons processed in 2009 was not recorded by YNG but they reportedly produced 9,770 ounces of Au for the year. All ore materials processed in 2009 were not separated by source and were a mixture of Newmont, Hollister, and Jerritt stockpile materials located at the mill. It is assumed that no remote Jerritt Canyon stockpile materials were hauled to the mill in 2009. The mill only operated for 130 days in 2009 as a result of several “stop” orders received from the NDEP.

No significant Newmont ores were purchased or processed in 2012. Newmont ores were purchased and processed by Veris in 2011, 2010 and 2008. In 2011, VUSA processed 254,221 dry tons containing 33,968 ounces. A total of 86,257 wet tons of ore containing 16,905 ounces of Au were purchased from Newmont (all in Quarter 4 in 2010) and delivered to the mill in 2010 (Yukon-Nevada Gold Corp, 2011). During 2008 and 2010, VUSA processed 113,732 and 189,415 dry tons, respectively, of Newmont material. The Newmont stockpile ores processed in 2010 included material delivered to the mine prior to 2010. The amount of Newmont ores processed in 2009 is unknown due to poor record keeping by the contract mill operator.

Underground mining methods

Underground Mining at Jerritt Canyon consists of two primary mining methods: long-hole open stoping with delayed backfill and modified drift and fill. The preferred sequence for long-hole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. These methods have been employed successfully at Jerritt Canyon since 1993.

The stope development drifts for long-hole open stoping and for drift and fill are typically from 15 to 20 feet high and 15 to 25 feet in width depending on the ground conditions and geometry of the ore. The excavations are created using conventional drill, blast, muck and support techniques. All aspects of the mining cycle are fully mechanized to provide the highest safety standards and productivity levels.

Split set rock bolts and welded wire mesh provide the primary means of ground support. These can be supplemented with resin anchor rebar bolts, cable bolts and/or shotcrete when conditions require additional support.

The development drifts for long-hole stopes are spaced with a minimum back to sill separation of 25 feet vertically. This vertical separation can be increased to as much as 100 feet if the geometry of the deposit will allow. Once the top and bottom stope development drift is completed the intervening ore will be drilled with a mechanized production drill using 2 ¾ inch to 4 in diameter blast holes. The blast holes will be loaded with either ANFO or emulsion explosives and fired in groups of three or four rows progressing from the hanging wall to footwall of the stope. Following each blast the broken ore is removed from the stope by means of a remotely operated load haul dump unit. Remote operation allows the operator to stay at a safe location under bolted ground at all times.

Once the stope has been extracted it is backfilled to the level of the top access drift sill. The backfill material used is a cemented rock fill which contains from 4% to 8% cement and will have unconfined compression strengths of 400 to 600 pounds per square inch (psi). The backfill will reach its required strength within three to seven days at which time development of the adjacent stope may begin. If there are no further adjacent stopes to be extracted the stope can be backfilled with unconsolidated waste or left open. If there is another stope immediately above the backfilled stope then the top access drift of the prior stope will serve as the bottom access for the next otherwise it will be backfilled in preparation to mine the adjacent stope.

If the vertical thickness of the ore is not great enough to allow long-hole stoping then drift and fill methods are employed. In this method a top access drift will be driven at the upper extent of the ore. Any ore remaining below the access drift is removed by means of breasting up the sill or of the access drift. During breasting the footwall can be ramped at up to a -25% gradient to allow LHD access. The height of the breast can reach up to 40 feet. Upon completion of the stope it will be backfilled similar to a long-hole stope.

Any underground mining dilution occurs at the fringes of the ore pods or lenses. Within the pods, slices or drifts are extracted and then backfilled with cemented waste material. When the backfill has consolidated, the ore between the primary stopes or drifts is then extracted. In the primary cuts, the interior stope boundaries are surrounded by ore, so little dilution results. Within the secondary cuts, the walls and/or back are cemented backfill, which has less jointing than the ore or enclosing rocks, and thus little dilution takes place. It is primarily on the fringes of the individual ore bodies that dilution occurs, with the amount also being dependent upon the mining method. Historically dilution at Jerritt Canyon has averaged 10% or less for all mines and mining methods. All dilution material is applied at zero ounces per ton. All of the underground reserves have also been adjusted to include a mining recovery factor of 95%.

Mine development

Access drifts to the stoping areas are excavated in a manner similar to stope development drifts. Access drift dimensions are 15 feet wide by 15 feet high to accommodate 30 ton haul trucks and provide a large enough cross sectional area for ventilation. The gradient of access drifts can vary form -15% to +15%. Access drifts are also equipped with compressed air piping, 4160 volt electrical distribution systems, mine water supply piping, water discharge piping and communication systems.

Capital development rates will be as much as 9,800 feet per year at SSX and 8,900 feet per year at Smith in order to achieve the planned ore production levels.

Underground geotechnical considerations

The Hanson Creek host rock at Jerritt Canyon has a fair to poor classification with RMR values typically in the 30 – 40 range. These conditions are managed by limiting the span or hydraulic radius of open excavations through the use of cemented backfill. And by applying the ground support materials mentioned above. On occasion geologic structures are encountered with adverse orientations to the mine workings. These are controlled with the application of the additional ground support materials. Under the most severe conditions the drift will be advanced following the installation of spiling or steel sets.

A geotechnical evaluation program was completed at Starvation Canyon by Golder Associates in 2012 (Golder Associates, 2012). Twelve diamond drill holes were completed using triple tube equipment. The core was logged for geotechnical parameters at the rig and then transported to the core logging facility for additional characterization. At the core shed the core was photographed, reconciled with tele-viewer images to collect structural orientation data, point load tested, and samples were collected for laboratory testing.

The geotechnical program concluded that 75% of the rock mass at Starvation Canyon will have a RMR rating of 61 or higher and 15% has an RMR rating between 41 and 60. The recommended ground support for Starvation Canyon is similar to that used at the other mines in the district and consists of bolts and mesh supplemented by shotcrete when necessary. A kinematic analysis of stope orientations revealed a low potential for wedge failures in the planned excavations.

Ventilation

Underground Mining at Jerritt Canyon relies heavily on diesel equipment to extract the ores. This requires large amounts of fresh ventilation air to remove the diesel exhaust and maintain a healthy environment. A combination of the main access drifts and vertical raises are arranged in a manner to provide a complete ventilation circuit. The mine portals can be either intake or exhaust.

Dewatering

A portion of the reserves and resources located in the Smith and SSX/West Mahala areas are located below the local ground water table and will require dewatering. Dewatering will be accomplished by means of high capacity production wells drilled from the surface and targeted into specific compartmentalized ground water horizons. Each well can have a capacity of up to 500 gallons per minute. Discharge from the wells will be used to provide the 700 gallons per minute of process makeup water required, following the closure of TSF 1, or will be treated and disposed of in a rapid infiltration basin. Water treatment will be required to maintain allowed levels of arsenic, antimony and total dissolved solids.

Dewatering will also be required at the Murray Mine. During its operation the Murray mine was dewatered through a series of small underground wells drilled to target specific water bearing structures. This water did not require treatment and was pumped to 3 injection wells located below the Alchem pit for disposal. The system remains in place and will be rehabilitated with the reopening of the Murray Mine.

The Life of Mine Reserves Plan contains $36M in capital for the design and construction of the dewatering facilities. Production from the areas requiring dewatering is not scheduled to begin until mid-2015. Engineering of these facilities is underway and permitting will commence in late 2013 and is not expected to delay mining.

Open pit mining methods

Open pit methods will be used to extract some of the reserves at Jerritt Canyon. Three of these areas, Burns Basin, Mill Creek and Saval were mined previously by open pit methods. The fourth area, Wright Window, has not been the site of any previous mining activity. Open pit mining will provide between 100,000 and 350,000 tons of ore per year beginning in 2014. Stripping ratios will vary from a low of 2:1 at Wright Window to a high of 23:1 at Burns.

The open pits will be conventional drill, blast, load and haul operations utilizing 10 to 15 cubic yard loaders and 100 – 150 ton haul trucks. The pits will be worked in 20 foot benches with the ore and waste delineated using blast hole assays. It is anticipated that all open pit mining will be performed by a qualified contractor. Operating and capital costs in the Life of Mine Plan have been adjusted accordingly.

Previous open pit mining allowed for a 55 – 65 degree bench face angle and a 45 degree inter-ramp slope angle. These operations resulted in stable pit slopes that remain intact over 10 years following the cessation of mining activity in these areas. Similar allowances have been made in the planned reserve pits.

Mining recovery and dilution factors of 95% and 5%, respectively, have been applied to all open pit reserves. The diluting material is assumed to be waste with no recoverable gold values. These factors are within acceptable industry limits.

Waste Rock will be disposed of in waste rock storage facilities adjacent to the pits, or will be backfilled into previously mined pits. The limited size and scope of the open pits and proximity to previous mining activity does not present any permitting or environmental issues that could delay or prevent exploitation of open pit reserves and resources.

Ore control and sampling procedures (underground)

Muck from each round is hauled from the portal and piled in discreet windrows at the muck laydown area of each mine. Miners label each pile with a lath including heading, date, and shift. Three samples are collected per round. An ore control technician will walk around the entire pile taking representative scoop samples to fill three 5 pound sample bags. Flagging is tied to the lath to indicate the pile has been sampled. Bags are hand labeled with unique sample identification numbers and transported to the Jerritt Canyon assay lab.

Assay results are issued 24 to 72 hours later. The Geologist or Engineer marks the piles ore or waste by painting the lath orange for ore or blue for waste. Once a pile has been marked ore or waste, it is hauled to its corresponding destination.

Jerritt Canyon Stockpiles

Stockpile materials are mined with 100- or 150-ton haul trucks and a front-end loader. Muck material to be mined has previously been assayed for grade control and is typically flagged in the field as ore or waste. Stockpile ore is delivered to the ROM whereas waste is delivered to a local waste dump.

The various stockpiles at Jerritt Canyon are categorized based on their spatial distance to the mill. The Remote Stockpile consists of numerous individual stockpiles that reside proximal to their original mined source. These stockpiles are located at varied distances distal to the mill. Prior to Year-End 2009 these stockpiles were inventoried by physical survey then subsequently reconciled to the Year-End 2007 (NI 43-101) stockpile resource (discussion of the reconciliation process can be found in the Jerritt Canyon January 6, 2012 Amended NI 43-101 report). This reconciliation formed the basis for the reported Year-End 2010 reserves/resources.

The Mill Stockpile (a.k.a. ROM) consists of numerous individual stockpiles located proximal to the primary crusher facility at the mill. Ores derived from various sources (including the remote stockpiles) are delivered to the ROM prior to processing through the mill. All ROM deliveries are segregated by source.

ROM stockpiles are inventoried on a monthly basis via physical survey conducted by the mine Engineering Department. This inventory provides the baseline for the monthly mine/mill reconciliation and subsequent reserve/resource depletions.

The table below summarizes the change to inventory for the Jerritt Canyon stockpiles as of the Year-End 2012. A trenching and sampling program undertaken in 2012 resulted in a grade reduction below cutoff grade in three of the remote stockpile areas and their subsequent removal from reserves at the end of 2012.

Jerritt Canyon stockpile reserve summary

	Year-End 2011			Year-End 2012			Net Depletions
Stockpile	ktons	Grade (opt)	koz	ktons	Grade (opt)	koz	ktons	Grade (opt)	koz

Remote	623	0.065	40.7	167	0.053	8.9	-456	0.070	-31.8
Mill	180	0.094	17.0	37	0.124	4.6	-143	0.087	-12.4
TOTAL	803	0.072	57.7	204	0.066	13.5	-598	0.074	-44.2

Jerritt Canyon Ore Stockpile assayed sample results were reviewed and verified by Qualified Person, Michele White, based on review of data for assay checking and chain of custody including:

•	Raw assay reports from Jerritt lab
•	Certified assay results from outside laboratory
•	Compilations of sample assays in spreadsheet format from staff: Paul Noland (Chief Geologist, 2009), William Hofer (Chief Geologist, 2010- current), and John Vipham (Staff Surveyor).

The datasets provided were reviewed for chain of custody from 2009 analysis performed by Paul Noland to current 2012 analysis by William Hofer, including additions and editing by John Vipham. The sample results were reviewed for accuracy by comparing assay reports with subsequent eras of compilation spreadsheets between 2009 and December 2011. Some of the initial stockpile samples from 2009 were sent to ALS Chemex lab. Otherwise, all of the samples were and continue to be assayed on-site at the Jerritt lab.

In 2010, a regular sampling program had been initiated for remote stockpiles from which an estimate of the potential for inclusion in site resources is referenced. Of the total assay population used in the stockpile compilations, 22% were matched to corresponding records in previous compilations and traced to original assay certificates. This is an acceptable representative population of stockpile assay results.

There is excellent correlation between lab results and corresponding compilation spreadsheets (100%). The chain of custody between sequential copies of stockpile assay assessment is also 100% accurate. Based on excellent correlation between subsequent compilations and assay-checks the Jerritt Canyon Ore Stockpile compilations are considered accurate by the primary author of the Company’s most recent technical report.

Recovery methods

Recent operating results, including production costs, of the Jerritt Canyon Mines and processing facilities are presented in this section. In addition, details of the process flow sheet are shown and described.

Processing facilities, operating parameters, and process flow sheet

The unit operations at the Jerritt Canyon processing plant are comprised of the following circuits:

•	Primary crushing;
•	Secondary crushing;
•	Fine ore drying;
•	Tertiary crushing;
•	Dry grinding;
•	Roasting;
•	Carbon-in-leach (“CIL”) with cyanidation and carbon adsorption;
•	Carbon stripping;
•	Carbon reactivation;
•	Electro-winning,
•	Merrill-Crowe process using zinc cementation of gold and silver;
•	Precipitate refining;
•	Oxygen plant;
•	Water evaporation pond; and

•	Tailing impoundment.

Operating parameters for the Jerritt Canyon processing plant

Operating Parameter	Units	Value
Processing Capacity Rate	tons/Year	1,500,000
Processing Capacity Rate	tons/Day	4,320
Planned Plant Availability		95%
NDEP Permitted Processing Rate	tons/day	6,000
Ore Grade	oz Au/ton	0.175
Gold Recovery	%	89.1
Operating Cost	$/ton Processed	$39.44

As part of the Consent Decree Agreement noted above, stack tests are being conducted on a periodic basis to make sure that VUSA adheres to the emissions thresholds listed in the Consent Decree or agreed to with the NDEP.

The Smith and SSX-Steer underground mines are currently the primary local mine sources feeding the mill with approximately 1,483 (including high grade and low grade ores) and 975 ore tons per day, respectively, in March 2013. Targeted 2013 ore production from Smith and SSX-Steer is 1,250 tons per day from each. An additional 600 ore tons per day will be provided from the new Starvation Canyon Mine by the end of June 2013. The Jerritt Canyon ore stockpiles will continue to be another mill feed source at the site for the first half of 2013. A total of 21,869 tons of remote stockpile material was mined in March 2013.

Development at the Saval 4 mine will commence in Quarter 3 2013 at a targeted rate of 400 ore tons per day. The LoM plan in the Company’s technical report is targeting mill through put of 4,110 tpd. Current production through the mill as of the end of March 2013 is approximately 252,758 tons.

The mill was shut down to complete a winterization and refurbishment program from January 6, 2012 to February 2, 2012. During the shutdown period the following items were addressed:

•	constructing a new drying facility;
•	reconfiguring the conveying system in fine crushing;
•	old dryer was replaced with a new ore dryer closer to the front end of the circuit which includes its own mercury scrubbing system;
•	installation of a new Distributed Control System (“DCS”) for the entire plant;
•	installation of a new quench tank for the East Roaster which is one of the final requirements for compliance with the Consent Decree;
•	realignment of the crushing conveyors;
•	rebuild of the thickener rakes;
•	rebuild of the OSEPA particle-sizing system;
•	replacement of the pinion on the ball mill;
•	replacement of the feed-end of the ball mill;
•	replacement of portions of the dust-control ventilation system;
•	replacement of air-slides feeding the roasters;
•	clean-out of the roasters and some refractory repair;
•	replacement and repair of the fine ore bin conveyor and belt;
•	rebuild of the CIL carbon screens;
•	replacement of the retort and furnace in the refinery;
•	the Merrill-Crowe precipitation circuit was replaced with an electrowinning circuit; and
•	replacement of some key components in the oxygen plant.

The new ore dryer has been placed before the screens and chutes of the secondary cone crusher. The old ore dryer has been eliminated from the processing facility and used to be located after the secondary and tertiary crusher, which allowed wet ore to freeze and result in handling problems. These ore handling problems have now been eliminated with the new ore dryer configuration and are expected to help maintain more consistent ore production throughout the year and through the winter months.

Commissioning of the new ore dryer, fine-crushing conveying, and the DCS commenced on January 23, 2012. The remaining portions of the winterization and refurbishment program were commissioned on February 1, 2012. The mercury scrubbing system associated with the roasting circuit was commissioned in November 2009.

In early March 2012, additional issues with the new ore dryer and bucket elevator were identified. Flights and lifters in the dryer were detaching from the shell and caused downtime from plugging the discharge chute. The bucket elevator experienced problems with buckets detaching and chain pins breaking which caused the bucket elevator to jam and shut down. The chain was replaced in early April and the feed rate was reduced to less than 200 tph for crushing. The bucket elevator was replaced with two standard belt conveyors in mid-June and the work was completed on July 11, 2012. During this time, a mobile crusher was installed as a backup to bypass the bucket elevator if more problems were encountered with the bucket elevator before it was replaced. In addition a new dust-extraction ducting was installed in fine crushing. The crushing circuit is now operating at steady state throughput levels well over 300 tons per hour allowing for consistent operation of the roasting and CIL circuits at over 4,000 tons per day.

The wet milling facilities are currently not in use or permitted but include two lines with each containing one 800 HP SAG Mill and a 700 HP Ball Mill with a capacity of approximately 1,450 tons/day. The existing wet mill therefore contains a maximum feed capacity for approximately 3,000 t/d. The Jerritt Geology and Mining groups are targeting ores from previously mined open pits and/or new on-site open pit resources within the Jerritt Canyon property that will be considered for feeding the existing wet milling process facilities. In addition, these wet mill facilities could also be utilized for helping process third-party ores originating from off site.

Recoverability

Gold recovery in 2008 to 2012 is shown below and was recorded by month. For 2012 the gold recovery averaged 82.7% of contained metal delivered to the process plant.

Jerritt Canyon 2008-2012 gold recovery by month

	Gold Recovery
Month – Year	2008	2009	2010	2011	2012
January	83.3	n/a	87.3	88.1	77.8
February	85.8	n/a	83.9	87.3	83.4
March	n/a	n/a	89.6	89.4	81.7
April	75.2	82.5	89.4	86.5	84.0
May	83.7	89.9	87.5	85.2	84.0
June	87.6	n/a	87.6	87.2	81.2
July	87.9	n/a	89.9	85.9	80.4
August	86.8	n/a	89.7	87.5	81.6
September	n/a	n/a	87.7	84.1	83.9
October	n/a	n/a	87.5	85.6	80.7
November	n/a	85.2	86.6	83.7	83.3
December	n/a	87.7	87.4	80.0	85.4
Average	87.3	86.3	88.2*	85.8	82.7

Note: The average gold recovery values for 2009 and 2011 are arithmetic whereas the 2008, 2010, and 2012 averages are weighted averages

The average gold recovery for 2012 and 2011 was 82.7 percent and 85.8 percent, respectively, which is lower than previous years. Plant recoveries were lower than planned due to a coarser grind of ore feeding the roasters. This was a result of limiting the recirculating load in tertiary crushing to reduce the ore feeding through to the recently replaced bucket elevator to minimize the risk of failure. It is believed that the lower 2011 gold recoveries were related to equipment issues in the CIL circuit, which reduced leaching retention time and thus gold recovery. Future gold recovery for 2013 is forecast at 86% based on the equipment upgrades made in the early 2012 mill shutdown. The gold recovery for 2010 and 2007 was the same at 88.2%. The lower gold recoveries attained in 2008 and 2009 are likely a result of the significant down time for the mill and not being able to maintain steady state production. The authors of the Company’s most recent technical report consider these figures acceptable, given the deposit characteristics and the method of extraction.

Historic processing plant production and cost data

The Jerritt Canyon process plant operated at only 64% of its design capacity in 2007 due to bull gear problems with the grinding mill. The bull gear was replaced in second quarter 2006. The mine shutdown in August 2008 significantly impacted total mill production figures for 2008 and 2009. In addition unaccounted and “lost” ounces in 2009 and 2010, respectively, along with unexpected NDEP charges increased the processing costs and total costs for these years.

In March 2006, an agreement was reached between Veris (formerly Queenstake) and Newmont USA Limited (Newmont) whereby a minimum of 500,000 tons of ore per year from Newmont operations would be purchased by Veris and processed through the Jerritt Canyon processing plant. This agreement was in effect for two years (2006 and 2007) with an option for three additional years (2008-2010). New agreements were made with Newmont on October 25, 2010 that called for the delivery of 2,000 ore tons/day until December 31, 2010. A subsequent agreement with Newmont signed in April 2011, allowed deliveries of Newmont ore, with no specified quantities, to continue to December 31, 2011.

Jerritt Canyon historic process production and cost data

Operating Data	Units	Actual 2008		Actual 2009		Actual 2010		Actual 2011		Actual 2012
Production Data
Tons Processed:
Annual (1)	000’s ktons	338		UNK		600		628		978
Daily Average	tons	2,128	(1)	UNK		1,862	(1)	1,853	(5)	3,960	(7)
Ore Grade	oz Au/ton	0.160		UNK		0.123		0.142		0.130
Recovery	%	87.3		86.3		88.2		85.8		82.7
Gold Production (2)	000’s oz	45		10		65		77		106
Cost Data
Annual Total Cost (3)	$000’s	17,508		10,437		22,150		40,505		46,888
Unit Processing Costs:
Ore	$/ton Milled	51.75		UNK		36.94	(4)	64.46	(5)	47.93
Gold	$/oz Au	391.68		1,068.30	(6)	340.23 (4)		528.89		443.90
(1)	Includes actual tonnage (dry) for purchased ores in 2008 and 2010; the plant only operated for 159 days in 2008;
(2)	Includes purchased ores for actual 2007, 2008, 2010, and 2011;
(3)	Annual total cost excludes Newmont inventory cost;
(4)	Processing cost for 2010 is high due to the “loss” of approximately 2,700 oz Au in the process circuit and some large NDEP charges;
(5)	Delays in implementing the new mine plan for 2011 resulted in reduced mill throughput for 2011 and therefore increased unit processing costs;
(6)	The unit processing cost is high due to poor record keeping of tons processed through the mill by the contract mill operator, because of low Au production for the year, and because the plant only operated for 139 days in 2009;

(7)	The mill was down for 118 days in 2012 for various reasons including a winterization shutdown from January 6 to February 2, 2012.

Since open pit mine production is being proposed at Burns Basin and Saval and other sites that contain lower gold grades than current underground ore head grades, the open pit mine models for the technical report have used a historic Au recovery equation for roast ores (Type II ore) that was previously used in historic Jerritt open pit ore reserve estimates (Birak and Cole; 1990). The linear Au recovery equation is listed below:

•	Au recovery = 0.9042x +0.75169 with a cutoff grade of 0.053 opt Au.

This equation calculates a 90 percent recovery at 0.164 opt Au head grade. In addition, this recovery equation was calculated using the tons and grade reported at the fine crushing plant.

The authors of the technical report considered the projected production and cost estimates achievable, especially with the continued increasing underground ore production from the SSX-Steer mine complex, and the recent startup of production from the Starvation Canyon underground mine in early April 2013.

Project infrastructure

Jerritt Canyon has been in production for many years and has well established infrastructure including: office buildings, warehouse facilities, maintenance shops, laboratory facilities, communication networks, and onsite security. The mineral processing facilities have been described in the previous section.

Road access

The main access road is approximately 7 miles long and is a 22-foot wide paved road between Nevada highway 225 and the mill site. A 100-foot wide haul road provides access between the major ore-producing mines and the mill site. This road network is approximately 17 miles long.

Water sources

Water for the mill site comes from two sources: deep underground water wells and a connected series of seepage recovery wells and pumps. All pumping wells are permitted through the Nevada Division of Water Resources water rights. Three potable water systems exist on the property and are permitted as public water supplies.

Power

Power to the mine site is supplied by NV Energy through a 125kV, 3-phase transmission line. Monthly power consumption over the period from January to March 2011 has varied from 7.3 to 8.2 MWh.

Sewage and waste disposal

Domestic wastewater (sewage) at the mill site is treated in a packaged wastewater treatment plant. Treatment includes primary settling, air-enhanced digestion, and chlorine disinfection. Treated effluent is disposed of in the tailings storage facility where it infiltrates to the ground. Each of the underground mines has an individual sewage disposal system consisting of a collection system, septic tank, and leach field.

Ore stockpiles

There are a number of ore stockpiles present at the mine site that are included as resources and reserves. The remote stockpiles are located distal to the mill facilities and are spread throughout the property mostly in the area of the North Generator, Alchem, and Marlboro Canyon open pits and the SSX-Steer mine area. There are also several ore stockpiles located in the Run of Mine area adjacent to the mill.

Tailings facilities

The existing tailings storage facility (TSF-1) was initially designed by Sergent Hauskins & Beckwith (SHB) and was commissioned in 1981. Knight Piesold designed the five subsequent raises, including the final raise (Phase VII) that was constructed in 1998. The primary retention structure of the TSF-1, the East Embankment, is a zoned earthen dam with an upstream low-permeability barrier zone, interior chimney drain, and mass random fill shell. Subsequent raise construction incorporated extension of the barrier and drainage zones. The TSF-1 is currently operated as a managed sub-aerial deposition system. VG has been transferring excess supernatant water to the Evaporation Pond and has been actively evaporating this solution, which is expected to continue for the foreseeable future. At current production rates it is anticipated that the TSF-1 will be filled to its maximum operational capacity by August 2013. The company’s goal is to enter the TSF-1 for closure and reclamation at the point of maximum capacity.

A new Tailings Storage Facility (TSF-2) has been constructed and Phase 1 was completed in early December 2012. As-built plan and reports were submitted to the State agencies and approval to operate was granted in January 2013. The Phase 1 construction included a 73 acre tailings storage facility (TSF-2) and a 62 acre water storage reservoir (WSR) that has an East Basin (WSR-E) and a West Basin (WSR-W).

TSF-2 is a double-lined facility. An 80 mil AGRU single-sided micro-spike high density polyethylene (HDPE) primary liner was installed over a 60 mil AGRU HDPE drain liner. This phase will provide 4.5 million tons of storage space for tailings deposited at 85 pounds per cubic foot. This is 3 years of storage at an average production rate of 4,100 tons per day.

WSR is also a double-lined facility. An 80 mil AGRU single-sided micro-spike HDPE primary liner was installed over a 60 mil AGRU HDPE drain liner. The WSR was split into two separate basins by a lined earthen embankment. WSR-E has an operating capacity of 216 million gallons. WSR-W has an operating capacity of 186 million gallons. The combined storage is 402 million gallons. The earthen embankment area provides the necessary area and containment to operate 20 evaporators. As the TSF-1 is closed down, the existing evaporators located there will be utilized for the WSR embankment area. Both basins were approved for operation by the State in August 2012.

Originally budgeted at $39 million, Phase 1 of the project was completed for about $30 million in an 18 month period. Phase 2 of the project provides an additional 3 years of storage capacity in TSF-2 by raising the embankment height.

Market studies and contracts

Market studies

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Gold prices appreciated from 2002 until 2011 and have subsequently declined to lower levels, although still high compared to historical prices. Gold prices achieved highs of over $1,800 per ounce in 2011 but declined to average over $1,400 per ounce in 2013 and ended 2013 at $1,204 per ounce.

Contracts

Jerritt Canyon has operational contracts in place at the present time. Certain exploration drilling activities are under contract. In addition, as of November 2009, Small Mine Development (SMD) is under contract to perform mining operations at the Smith Mine. The term of the contract is either until 250,000 troy ounces of Au are produced or until September 30, 2012, whichever comes first. Both companies agreed to an extension of this contract in 2012.

Additional contracts with SMD for mining at Starvation Canyon and SSX have been negotiated by the company during 2012.

The company has entered into two gold loan agreements with Duetsche Bank (the first in August 2011 for 173,880 oz and the second in February 2012 for 27,950 oz) to secure the capital funding necessary for the Construction of Tailings Storage Facility 2, replacing the ore dryer, purchasing mining equipment and other capital projects. The terms of these agreements have been incorporated into the financial model used for the evaluation of reserves. As of May 2014, approximately 105,230 oz remained to be delivered over the next 1.8 years.

The company has entered into and is seeking additional toll milling agreements with other mines to process their ores through the Jerritt Canyon Roaster. These ores will be processed using the excess capacity of the Jerritt Roaster and will not interfere with the processing of Jerritt Canyon ores. The costs and cash flows presented in the Technical Report exclude any benefit which may be derived from processing third party ores.

These contracts are considered by the primary author of the Technical Report to be within industry norms. The Company is focused on restructuring the existing debt facilities through a combination of decreasing monthly commitments under the Senior Secured Gold Forward Facility, and by pursuing options to refinance with extended terms, thereby lowering monthly interest charges and increasing cash flow.

Environmental studies, permitting, and social or community impact

Veris has financed the Jerritt Canyon Operations’ reclamation and closure costs by funding a commutation account within a reclamation insurance policy with Chartis Insurance (Chartis). This reclamation insurance policy, and additional cash placed by VUSA in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early December, 2012, the surety provided to government agencies was US $81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1.

The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and revised in October 2012 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. Veris estimates the net present value of its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US $36,407,843.

Permitting activities with the State of Nevada to advance the Starvation Canyon project to an underground mine project have been completed. The Nevada Department of Transportation has been notified of the project ore hauling requirements on state highways.

Environmental management systems are in place and qualified environmental staff on site. Various mitigation programs are in effect as required under the several plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs were identified.

The surety costs for the agency bond for publically-owned lands are calculated under the U.S. Forest Service bonding guidelines and the surety costs for privately-owned lands are calculated under the requirements of the State of Nevada; this figure includes agency oversight and administration and is described above. The reclamation insurance policy with the Chartis and the additional cash in a money market account with Chartis, provides the collateral for the surety that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

Closure and reclamation will consist of the following actions:

•	Open pits will be reclaimed by partially backfilling the pits with mine waste rock produced in the underground mining operations. Level areas in the pit bottom will be covered with fine-grained waste rock or growth medium and re-vegetated. Most open pits exist in a near-reclaimed state.
•	Portals for the underground mines will be sealed by blasting, backfilling or bulk-heading. Raises extending to the surface will be backfilled. Regional groundwater levels are below the elevation of the mine portals or raises, therefore seepage from the mines is not expected.
•	Waste rock disposal area will be left in a condition meeting slope stability requirements. Portions of the older rock disposal areas will be left with angle of repose side slopes that are covered with durable non-acid generating rock. Other rock disposal areas will have final slopes of 2.5H to 1V. Tops of the rock disposal areas will be graded to route surface water runoff off of the flat surfaces and away from rock disposal area slopes. Level surfaces of the rock disposal areas and the 2.5H to 1V side slopes will be covered with growth media and re-vegetated.
•	Haul roads and access roads not included in the USFS Travel Management Plan will be re-graded to conform to the original ground contours and re-vegetated. Haul roads that may be left partially reclaimed and permanently open will likely require some level of reclamation to reduce overall road width.
•	Sediment control structures will be reclaimed by breaching ponds and basins after sediment and erosion control issues are controlled through reclamation of the areas draining to the structures.
•	TSF-1 will be closed with the construction of a working platform of rock from the spent heap leach and from the DASH East RDA. The working platform will provide the location of forced evaporation of the free surface water and groundwater seepage from TSF-1. The working surface will have a synthetic liner installed with 2 feet of growth medium applied over the liner. Operation of the seepage recovery system will need to continue for a period of time after TSF-1 is closed and seepage ceases. Spent heap leach materials from a leach pad adjacent to the tailings impoundment will be excavated and placed as fill for grading TSF-1.
•	Solution ponds associated with the heap leach pad and the processing plant will be reclaimed by removing solution from the pond, and disposal of all contained sludge in the tailings impoundment. Pond liners will be folded into the ponds and backfilled. Growth medium will be placed over the backfilled ponds and re-vegetated.
•	Buildings and structures will be dismantled to the level of foundations and either salvaged or disposed of in an approved landfill. Process piping will be rinsed and neutralized. Disposition of underground piping is not specifically addressed; however SRK would assume it will be necessary to remove all piping.

As the mine life progresses and certain components move to closure, the overall detail of the closure plan may require refinement.

Environmental issues

Jerritt Canyon has been in operation since 1981. The mine is located primarily on private land controlled by Veris, and public land mostly administered by the United States Forest Service (USFS) and some administered by the Bureau of Land Management (BLM). The project consists of several surface mines; two operating and three non-operating underground mining areas (Murray, MCE, and West Generator); eighteen rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities.

Major operating permits for the project are in place. Mining and milling are currently operating under a Consent Decree agreement (2009) between VUSA (Formerly Queenstake) and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified environmental staff onsite.

Environmental liabilities at the Jerritt Canyon property include:

•	High sulfate and total dissolved solids in seepage from waste rock from four RDAs; and

•	Site closure and restoration including management of seepage from the tailings impoundment.

On July 20, 2009, Queenstake installed a calomel-based scrubber system on the roasters to reduce mercury emissions and to comply with the NDEP and State guidelines. The technology responsible for the calomel-based scrubber system is patent-pending and owned by a senior executive of Veris. Stack tests over the past three years have proven the efficiency of the newly installed emissions control system and meets the requirements in the Consent Decree and/or agreements with the NDEP.

Construction of a new tailings storage facility (TSF-2) and ancillary water storage reservoir (WSR) began in 2011. Construction of the WSR was largely completed in 2012 as was construction of TSF2, with some follow-up corrections to liner systems being required for 2013. Beginning in the second or third quarter of 2013, the TSF-2 will transition as a replacement repository for mill tailings. The existing Tailings Storage Facility (TSF-1) will cease receiving mill tailings no later than January 2014 and will then enter closure and reclamation.

Veris has financed the Jerritt Canyon Operations’ reclamation and closure costs by an insurance policy with Chartis Insurance (Chartis). The capacity of this insurance policy, and additional cash placed by Veris in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early December 31, 2012, the surety provided to government agencies was US $72,016,224, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. The Company was obligated to fund an additional $5,969,313 of surety by June 30, 2013. Approximately 40% of the bond costs are related to control and remediation of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The bonds costs and the surety placed under this plan are updated annually. The required surety to government agencies for reclamation of the private land facilities was $65,867,666. Queenstake estimates the net present value of to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US $33,849,619.

Environmental liabilities

Environmental liabilities at the mine include:

•	High sulfate and Total Dissolved Solids (TDS) in surface water seepage from four (RDAs); and

•	Site closure and restoration including management of underground seepage from the tailings impoundment.

Waste rock seepage

Since being selected in the 1981 Environmental Impact Statement (EIS), RDA design criteria have resulted in structuring the RDAs to avoid erosion by draining storm water runoff and snowmelt toward the interior of the RDA. These design criteria have resulted in four RDAs that exhibit seepage from the toe of the RDA slope: the Marlboro Canyon, Gracie, Snow Canyon, and DASH East RDAs. The quality of the seepage water does not meet the applicable State water standards. Jerritt Canyon staff has worked with the Nevada Division of Environmental Protection – Bureau of Mining Regulation and Reclamation (NDEP/BMRR) to develop mitigation actions and monitoring plans for these seepages since the late 1990s.

In 1999, the operations tested a biological treatment method for the RDA seepage in a surface sedimentation pond that did not yield sufficient results. In 2003, the operations constructed a test passive treatment works (a biological sulfate reduction trench) for the Marlboro Canyon RDA seepage under the State water pollution control permit. Monitoring of the water from those treatment works has continued since that time. The water from the treatment works has not met applicable water quality standards since late 2004 and the treatment method had not been considered successful. During 2012, the Company evaluated the Marlboro Canyon treatment method and the treatment works. The evaluation showed that the passive biological treatment method was successfully treating the seepage but that the capacity of the treatment works was not sufficient to meet the applicable standards.

During 2012, the Company began testing remedial actions to: 1) diminish the capture and infiltration of precipitation by the RDAs that exhibit seepage and, 2) to diminish RDA seepage to the extent practicable. During 2012, mitigation to diminish seepage was completed on the Gracie RDA; was 90% completed on the Snow Canyon East RDA; and had begun on the Marlboro Canyon RDA. The Company anticipates completing the mitigation on the Snow Canyon East RDA and the Marlboro Canyon RDA during 2013. Monitoring of these seepages will continue to evaluate the success of the mitigation. Permitting requirements for the mitigation to diminish seepage on the DASH East RDA were under review at the end of 2012 and will be scheduled accordingly. The Company anticipates remedial actions that successfully diminish seepage may be incorporated into future designs for RDAs. If the efforts to diminish the flow rates are not sufficient to meet the applicable water quality standards in the RDA seepages, then treatment may become required. During 2012, the Company expanded its efforts to test and evaluate treatment methods.

The Company will continue to test during 2014 the effect of adding a supplement to the inflow to the Marlboro Canyon treatment works in order to improve treatment using the existing treatment works capacity. In 2011 and 2012, a pilot treatment plant was constructed to test on a pilot scale an active chemical treatment method for the DASH East RDA seepage. During 2012, and based on the evaluation of the Marlboro Canyon test trench treatment method, the Company submitted plans to the State for pilot treatment works to test biological treatment methods for the DASH East RDA seepage.

Tailings impoundment seepage control

The first phase of the existing tailings storage facility (TSF-1) was designed in 1979-1980, incorporates an earthen embankment and compacted soil liner, and does not include a synthetic liner as would be typically required today. The first phase of construction was completed in October of 1981. Seepage was first observed in March of 1982 and efforts to control and manage the seepage have continued since that time. The Company expects to initiate the full use of the new Tailings Storage Facility (TSF-2) and ancillary Water Storage Reservoir (WSR) during the second quarter of 2013. The TSF-2 will transition as a replacement repository for TSF-1. It is anticipated that TSF-1 will cease receiving mill tailings no later than January 1, 2014. TSF-1 will then enter closure and reclamation.

Air emissions control technology

In response to requirements under the October 13, 2009 Consent Decree, the Company designed, installed and tested new control technology for mercury emissions for the roasters. The performance tests have proven to be successful, and the technology was installed in all applicable stationary sources of mercury emissions in 2012. New mercury controls for the Refinery were installed in 2012 that do not incorporate the new calomel-based technology as other technology was more appropriate for that unit. Stack tests are being done on a routine basis and monitored by a third party contractor. The new calomel-based controls are performing well and continue surpassing the control limits defined in the Consent Decree and/or agreements with the NDEP. The technology responsible for the calomel-based scrubber system is patent pending and owned by a senior VG executive.

Reclamation bond cost

Approved reclamation and closure plans are in place, and the mine is concurrently reclaiming disturbance when possible. Approximately 25% of the mining disturbances have already been reclaimed and await release of the re-vegetation requirement. Mine staff and the USFS/NDEP update the reclamation bond on an annual basis.

Veris has financed the Jerritt Canyon reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (Chartis). This insurance policy, and additional cash placed by Queenstake in a money market account also with Chartis, together collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early December 2013, the surety provided to government agencies was US$77,985,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. During 2013 the Company funded the remaining 2012 increase of $5,969,313 by June 30, 2013. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated July 2013, were submitted to the USFS and to the Nevada Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $65,867,666. Veris estimates the net present value of its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US$51,471,759. Bond increases are a result of more surface disturbance, increased unit costs (labor, equipment, and fuel costs) and increased remedial restoration actions mandated by government agencies.

Permits

Operating permits for the mine are in place and are presented below. The mine is currently operating under a Consent Decree agreement (2009) between Queenstake and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual MSHA refresher classes. In addition to MSHA classes, the mine holds leadership classes for the supervisory staff. During these classes, supervisors are informed of their environmental responsibilities.

Permitting activities with the State of Nevada are completed at the Starvation Canyon underground mine project as of the filing date of the technical report and the mine production commenced in early April 2013. Queenstake has secured the Water Pollution Control Permit for this project and the Reclamation permit, including the bonding. Groundwater monitoring is in progress. The Nevada Highway Department was notified that Starvation Canyon ore is being hauled on State Highways to the Jerritt Canyon Processing Facility.

Operating permits

Permit/Approval	Granting Agency	Comments
Plan of Operations	USFS	Still active.

Work Plans	USFS	Annual work plan submitted to USFS and NDEP

Clean Water Act Section 404 Permit	U.S. Army Corps of Engineers	Expired in 2007. There are no triggers currently identified requiring an update.

EPA ID Number	U.S. Environmental Protection Agency	The Mine, a large-quantity generator, has the typical hazardous wastes found at a mine such as laboratory cupels and crucibles, and cleaners from maintenance operations. Wastes are accumulated and full drums are shipped once every calendar quarter for disposal.

Air Quality Permit	Nevada Division of Environmental Protection (NDEP)/ Bureau of Air Pollution Control	The Mine has a current Title V air permit as of March 31, 2014. Improved pollution controls for mercury emissions and expanded monitoring and management systems developed under the Consent Decree have been incorporated in the permit.

Reclamation Permit	USFS and NDEP/ Bureau of Mining Regulation and Reclamation (BMRR)	The bond estimate is updated annually with the USFS and the NDEP. The bonding includes the closure costs for the new tailings storage facility (TSF2), water storage reservoir, expanded mining activities, and additional costs for the closure of the previous TSF.

Water Pollution Control Permit	NDEP-BMRR	One water pollution control permit covers the entire mine area. The tailings seepage/chloride plume is managed by a recovery system and will be mitigated by closure of the existing TSF; and the high sulfate/total dissolved solids emanating from four rock disposal areas will be diminished by improved reclamation and surface water controls.

Permit/Approval	Granting Agency	Comments
Underground Injection Control	NDEP/ Bureau of Water Pollution Control	Addresses dewatering from the underground mines. There is currently no active underground injection.

Solid Waste Class III Landfill Waiver	NDEP/ Bureau of Solid Waste	The Mine has three authorized landfills at the lower mill area, Burns Basin, and Alchem. Employees are instructed during annual MSHA refreshers with regard to what is acceptable to dispose of in the landfill.

General Stormwater Discharge Permit NVR300000	NDEP/Bureau of Water Pollution Control	Annual reports are submitted to NDEP. No concerns have been noted. A general permit is in place. No concerns were noted.

Permit to Appropriate Waters	NV Division of Water Resources	No concerns were identified. The Mine has sufficient appropriations to cover processing and dewatering needs.

Permit to Construct Impoundments/Dam Safety	NV Division of Water Resources	No concerns identified.

Industrial Artificial Pond Permits	Nevada Department of Wildlife	No concerns identified.

Liquefied Petroleum Gas License	NV Board of the Regulation of Liquefied Petroleum Gas	No concerns identified.

Potable Water System	Nevada State Health Division	Potable water systems are located at the Murray, SSX, and at the mill site. Upgrades are underway in 2012 for the SSX and mill site systems.

Septic System Permit	Nevada State Health Division	The Mine has general permits for five systems: SSX; Steer; Murray; USA; and Smith. The mill site has a package plant that discharges to the tailings impoundment. No concerns identified.

Capital and operating costs

Capital costs

Jerritt Canyon is forecasting a capital expenditure of $192 million over the coming six year period for mine-related capital items. Underground mine development is the largest capital requirement and accounts for $112M of total capital spending. Mining and processing facilities total $39M and include $38M for dewatering wells, treatment plant and disposal systems. Geology and drilling will require $12.1M. Mining equipment and sustaining capital total $29.2M. A breakdown by area is given in the table below.

Jerritt Canyon Life of Mine (LoM) capital expenditures ($000’s)

Area	Equipment	Facilities	Mine Development	Total
Smith	$0	$25,000	$51,697	$76,697
SSX Complex	$0	$8,000	$29,470	$37,470
Saval UG	$4,394	$630	$10,095	$15,119
Starvation	$7,593	$910	$9,270	$17,773
Murray	$12,839	$4,660	$10,945	$28,444
Burns Basin			$100	$100
Mill Creek			$200	$200
Saval OP			$100	$100
Wright Window			$200	$200
Process	$2,020			$2,020
Administration	$1,010			$1,010
Geology/Drilling			$12,120	$12,120
TSF				$0
Total	$27,856	$39,200	$123,598	$191,254

Operating costs

Actual operating costs for 2012 were reviewed and form the basis of the processing and administrative cost projections. Processing costs were categorized as variable if it is a function of process throughput or fixed if it is independent of process throughput. Additionally some cost accounts will see an improvement in efficiency with the completion of the plant upgrades and also achieving planned processing rates. As a result of this analysis a linear function relating throughput to processing cost was developed.

Processing Cost US $/Ton= 18.74+ 25,000,000 I tons processed per annum.

An annual plant processing rate of 1,500,000 tons per year yields a unit processing cost of $35.41 / ton.

All administrative costs were classified as fixed and totalled $15,500,000 in 2013. At the planned 1.5M tons/year rate this equates to $10.33/ ore ton.

During 2011 - 2013, off site refining charges averaged $0.40/oz. of recovered gold.

The company began using its own crews and equipment for underground mining at SSX late in 2011 and continued buildup to a steady state production level in 2012 and does not have sufficient cost history to permit the use of actual cost projections. Practical Mining estimated the underground mining costs using local labor rates and consumable costs and applied these to the cutoff grade calculations and financial modeling. Variations in mining costs between the different underground mines is the result of varying proportions of stoping, ore development drifting, backfill volumes, expensed waste drifting and dewatering requirements.

The contract with Small Mine Development for mining at the Smith Mine was extended in 2012 and 2013.

Open pit mining costs are based on similar operations and include a premium for employing a contractor to exploit the open pit reserves. The base price for open pit mining is $2.75/ton mined.

Finally ore haulage costs to the process facility were estimated for each deposit using the total haulage distance and grade profile. The average costs over the life of mine for each area are shown below.

Jerritt Canyon Life of Mine (LoM) operating costs (US $/Ore Ton)

Area	Mining	Ore Haulage	Processing	Site Overhead	Total
Underground
Smith	$91.03	$1.48	$41.93	$15.77	$150.21
SSX Complex	$86.83	$4.13	$38.52	$13.45	$142.92
Saval UG	$91.02	$4.62	$35.89	$11.66	$143.20
Starvation	$79.15	$8.40	$36.38	$12.00	$135.92
Murray	$74.52	$3.52	$41.96	$15.79	$135.79
Open Pit
Burns Basin	$66.39	$4.13	$35.60	$11.47	$117.59
Mill Creek	$35.04	$6.72	$36.56	$12.12	$90.44
Saval OP	$58.84	$4.16	$36.56	$12.12	$111.68
Wright Window	$8.03	$3.48	$36.56	$12.12	$60.19
Stockpiles	-	$2.85	$38.15	$13.20	$54.20
LOM Average	$80.18	$3.59	$39.54	$14.15	$137.46

Cutoff grades

In order to determine the portion of the Measured and Indicated resources that would qualify for Proven and Probable reserve status, it is necessary to configure the Measured and Indicated resources into mineable shapes for the selected mining method, and then apply economic tests for establishing validity that the reserve blocks will, indeed, show positive economics.

The economic exercise for this reserve study is normally accomplished by calculating a breakeven cutoff grade, stated in ounces of gold per ton (oz Au/ton), which equates the total operating costs at the property with gold recovery from the process plant, and the expected return from gold sales. Total costs include mining, processing, assessed charges, and site administrative costs. Process recovery is a function of grade and is expected to average 8.9 % over the 6 year reserve life of mine plan. Revenues reflect an average gold price experienced during the previous three years, after subtraction of refining charges.

Incremental cut off grades are sometimes employed where certain costs have already been expended (sunk costs), and the block now must cover only the remaining down-stream charges. This material can either be stockpiled for processing later in the mine life or added to the process stream if there is unused capacity. An example is mineralized material which must be mined in order to gain access to stopes that lie beyond. Now that the drilling, blasting, loading and underground haulage have been expended, it may be possible that the rock contains sufficient gold to pay for surface hauling to the process plant or stockpile, and the process costs as well, rather than being carried to a waste dump for disposal. An incremental cutoff grade calculation at this point will be lower than a breakeven grade, but this material should provide a positive contribution to the operations cash flow.

The accepted formulas for calculating cutoff grade are given below:

Breakeven Cutoff grade	=	Total Costs of Production
(Gold Price – Deducts) x Process Recovery

Incremental Cutoff grade	=	Remaining Production Costs
(Gold Price – Deducts) x Process Recovery

Economic analysis

The LoM plan, technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the Canadian Securities and Exchange. These forward looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially. The LoM plan presented includes proven and probable reserves only.

LoM plan and economics

The annual production schedule from each mine used as the basis for the life of mine plan and economic analysis is presented in the table below. The Smith Mine will need to increase production from the current rate of 1250 tpd to 1480 tpd for three years beginning in 2015 in order for mining at Smith and SSX to conclude concurrently.

Life of Mine production schedule

Mine	2013	2014	2015	2016	2017	2018	Total
Smith	434	428	532	569	540	510	3,012
SSX Complex	396	364	343	174	211	55	1,542
Saval UG	20	102	58				180
Starvation	234	313	308	106			961
Murray		13	69	161	210	43	495
Burns Basin		281	178				458
Mill Creek				197			197
Saval OP				83			83
Wright Window				114			114
Stockpile	204						204
Total	1,288	1,500	1,453	1,403	961	608	7,211
Gold Grade (opt)	0.155	0.150	0.162	0.141	0.183	0.168	0.157

The Jerritt Canyon Mine has a positive cash flow in all years except 2013 and 2014 which have significant underground development costs. Other statistics indicate robust economics at the reserve gold price of $1,490 per ounce. The average gold sales price net of the gold loans is $1,356 per ounce.

The gold loans entered into in 2011 and 2012 with Deutsche Bank require repayments to follow a specified schedule. When the gold is delivered, Veris Gold will receive the market price less $850 per ounce. The reduction in revenues is reflected as an adjustment to revenue when the gold is delivered to Deutsche Bank. In the financial evaluation the market price is assumed to be the three year trailing average gold price of $1,490 per ounce.

Veris has previous year tax losses to apply against future federal tax liabilities. These losses will be exhausted by year end 2016. Federal taxes are calculated at the 35% US corporate tax rate. The 5% Nevada Net Proceeds tax is included in G&A costs. Payroll, employment taxes and sales taxes are included with labour and supplies costs.

Project sensitivity

The sensitivity of NPV and IRR to variations in gold prices, capital and operating costs is shown below. An 8% decrease in gold prices will result in a NPV of zero. However the project is less sensitive to variations in operating or capital costs.

Adjacent properties

The Big Springs District is located approximately 10 miles north of the Jerritt Canyon property in the northernmost portion of the Independence Mountains, Elko County, Nevada and contains several small NI 43-101 inferred resources (Big Springs, Dorsey Creek, and Mac Ridge) reportedly totalling 1.2 million ounces using a 0.025 opt Au cu-toff (Peatfield and Rozelle, 2006). These resources are currently owned by MRG Copper LLC which is a US subsidiary of Big Springs Project Pty Ltd. and which is concurrently being acquired by Anova Metals Limited. The Golden Dome and Jack Creek exploration properties are also located near the Big Springs District.

The Big Springs District was previously operated by former owners and operators at Jerritt Canyon and reportedly produced 386,000 ounces of Au from 1987 to 1993 from seven separate open pit deposits that had an average grade of 0.12 opt Au (Adams, 1996). A heap leach facility was constructed in 1987 and the first gold pour occurred in September 1987 (Adams, 1996). A 1000 – tpd mill and fluid bed roaster became operational in May of 1989 (Adams, 1996). The deposits are structurally controlled and occur primarily in allochthonous rocks of the Devonian to Permian Schoonover Sequence (Adams, 1996). There is currently no mining activity at the Big Springs District.

The Qualified Person for the Company’s technical report, Todd Johnson, has not verified the above resource information for the Big Springs District published by Peatfield and Rozelle (2006) or Adams (1996). In addition, the information provided in the Technical Report by Peatfield and Rozelle (2006) and in Adams (1996) is not necessarily indicative of the mineralization on the Jerritt Canyon property.

Other relevant data and information

Veris signed an agreement in early 2011 to purchase ore from Newmont that allowed Veris to utilize the full capacity of the mill. Negotiations are currently ongoing with Newmont to finalize a similar agreement for 2013. The mill capacity exceeds the supply of ores from Jerritt Canyon so processing of third party ores sourced outside Jerritt Canyon could provide additional revenues and lower the overall unit cost for processing and administration.

Veris will pursue an aggressive program of resource development in order to convert a large portion of the measured and indicated resources not in reserves into proven and probable reserves. Based on historic conversion rates and exploration success, there is a reasonable expectation of converting a portion of Jerritt Canyon’s resources to reserves. In particular, significant opportunities exist at the Jerritt Canyon property to extend and/or deepen the existing open pits based on exploration potential and higher relative gold prices today relative to when the pits were originally mined. A significant amount of the future drilling will be targeting these open-pit opportunities.

As underground mining develops new resources and reserves, favorable drill platforms are created to explore for and delineate additional resources that were previously cost prohibitive or unreachable from the existing drill platforms. This is evidenced by: (1) the recent start of a 1,080 foot long drift from Zone 1 of the SSX mine that will extend to the Zone 9 West Mahala inferred resource; and (2) the planned reopening of the Murray Mine and subsequent development of new reserves to the west which will provide a platform to explore a potential area extending 2,000 feet along strike that has seen little exploration activity.

As of early April 2013, the Company entered into two toll-milling contracts with other companies that own adjacent Nevada gold properties that will help maximize Jerritt Canyon mill throughput and lower production costs and increase revenue. Additional toll milling ore and ore concentrate purchase opportunities are currently under review by the Company.

The authors of the Company’s Technical Report were not aware of any other relevant data or information not already presented in the report.

Interpretations and conclusions

Recent improvements to the Jerritt Canyon Roaster Facility have removed some of the limitations on plant throughput and will allow the processing of 1.5M tons per year or more in 2013 and beyond. Production of 1,250 tons per day of ore from each the Smith and SSX mines is the cornerstone of the Life of Mine plan. The additional planned 600 tons per day of ore production from the Starvation Canyon mine starting in June 2013 and the planned start-up of Saval 4 underground mine in Quarter 3 of 2013 will help increase total gold production in 2013.

Additional resources from stockpiles and other mining areas will be required to keep the plant running at designed rates and maintain favourable processing and administration costs. Recently secured contracts to process third-party ores at the Jerritt Canyon processing facility will help Veris maintain desired throughput rates and delay mining and processing high cost high strip ratio open pit ores.

Other potential ore sources not listed above that could feed the Jerritt Canyon mill in the future with additional work or effort includes:

1.	other resources at the Jerritt Canyon property that require drilling to define and convert to reserves (e.g. open pit areas and near-mine resource conversion targets that are being pursued in the 2013 drilling program);
2.	purchased ores; and

3.	toll milling of ores or ore concentrates.

The authors of the Company’s most recent technical report consider the Jerritt Canyon Mine to be a relatively low-risk project for the next 6 years considering the amount of proven and probable reserves currently defined at the Smith and SSX underground mines, and based on the abundance of Jerritt stockpile ores at the site that currently meet cutoff grade to haul to the mill and process. Existing contracts and discussions with other mining companies are currently in place to allow the purchase of additional ores to help feed the Jerritt Canyon mill and keep it operating at near full capacity. These additional ore sources must be developed and placed in production in a timely manner to provide a constant supply of the ores necessary to keep the plant operating at planned rates and efficiencies.

Recommendations

Dewatering

Approximately 234,000 ounces of reserves lie below the water table at the Smith, SSX and Murray mines. Mining of these reserves is planned to begin in 2015. Exploitation of these reserves will require a water management plan that sources all process make up water from the dewatering wells along with water treatment to achieve levels of arsenic, antimony and total dissolved solids acceptable for disposal in a rapid infiltration basin. Final engineering and permitting of these facilities must begin early in 2013 in order to meet the production requirements of the Life of Mine Plan.

2013 Geological program

The proposed 2013 Jerritt Canyon geological program will be implemented in one to four separate phases. If all four phases are conducted, the total cost of the geological program is estimated at $12.1 million dollars. The four planned phases of work are contingent on the success of the beginning phases and the level of funding that is allocated. The Phase 1 underground diamond drilling at SSX-Steer will include at least one underground drill and will increase to two drills if the planned exploration drift is constructed from SSX Zone 1 to Zone 9. The Phase 1 surface drilling (28,000 feet of reverse-circulation and diamond drilling) will first be undertaken at Mahala and later at the ND fault trend and California Mountain targets. Phase 2 surface drilling will target the West Starvation target and other anomalies adjacent to the Starvation Canyon mine. If Phase 2 is completed with successful results (7,500 feet of surface reverse circulation drilling), then Phase 3 (25,000 feet of surface drilling) will be undertaken. Success will be determined by reviewing the assay results in respect to interpreted geology and mineralization trends. Subsequent analysis will help determine which directions to offset subsequent drilling to target known mineralization.

Drilling will consist of a maximum of 60,000 feet for surface reverse circulation drilling method, and 109,500 feet for underground diamond core drilling method - both of which will target near-mine resource conversion, resource expansion, and exploration. A portion of the surface reverse circulation drilling will focus on stand-alone exploration targets both proximal and distal to existing, and planned, infrastructure. Further exploration drilling at other targets in the southern part of the Jerritt District is targeting the West Starvation target, areas adjacent to the Starvation Canyon Mine, and Pie Creek and Warm Creek. Underground core drilling will continue at the SSX-Steer mine throughout 2013.

Proposed 2013 Jerritt Canyon drilling and geology program ($M)

Description	Drill Footage	Drilling Budget ($)	Other Budget ($)	Total Budget ($)
Surface Drilling (Phase 1)
Mahala/ND/Calif. Mtn.	28,000	1.61	0.65	2.26

Surface Drilling (Phase 2)
Starvation Canyon	7,500	0.30	0.11	0.41
Surface Drilling (Phase 3)		1.00	0.37	1.37
Burns Basin/Saval/Pattani	25,000
Surface Drilling (Phase 4)
Pie Creek/Warm Creek	7,500	0.30	0.11	0.41
Surface Total	68,000	3.21	1.24	4.45
UG Diamond Drilling-SSX-Steer (Phase 1)	109,500	4.93	0.78	5.71
Operating Expenses			1.96	1.96
Total (for Phases 1-4)	177,500 ft	8.14	3.98	12.12
(1)	Mahala targeting Zone 1, Zone 9 (West Mahala), East Dash, and ore trend extensions at the Smith Mine;
(2)	“Other Budget $” includes costs for: assays, core processing, surface road/pad building, downhole surveys, and supplies.

The Jerritt Canyon 2013 drill program plan is budgeted for both surface and underground drilling with underground drilling being the priority. If moneys allow, the surface program will utilize 1 to 2 drilling rigs and is expected to start in early June or July and last 2 to 6 months until mid-December at the latest. An underground diamond drill rig is currently drilling core at the SSX-Steer mine. In 2013 an exploration drift is planned for construction that will start from the existing SSX Zone 1 drift and eventually end in proximity to the Zone 9 West Mahala resource that is mostly inferred. It is envisioned that a second diamond drill rig will be used to help conduct additional underground drilling in the SSX Zone 1/West Mahala area. This drift will allow drilling to help convert inferred resources at Zone 9 to indicated and in addition be used to establish drill stations for near-mine exploration.

The direct and indirect cost for underground diamond (core) drilling has been budgeted at $45.00 per foot. The direct and indirect surface RC drilling cost on a per foot basis has been budgeted at $40.00 per foot. The direct and indirect surface diamond drilling cost on a per foot basis has been budgeted at $101 per foot. All “other” costs related to the core and RC drilling has been accounted for in the drilling costs noted above. Staffing costs are included in the operating expenses and include 4 to 5 full-time geologists, one database and ARCGIS mapping technical person, one part-time geological modeler, and corporate geological management.

The primary author and Qualified Person for the Company’s most recent technical report, Todd Johnson, has reviewed the proposed 2013 geological plan and believe that it is adequate and well planned with estimated costs that are in line with industry standards.

Ketza River Project, Yukon Territory

The Company’s interest in the Ketza River Property is the subject of the Technical Report (the “KR Report”) of Mark Odell, Mine Engineer Consultant, P.E., Todd W. Johnson, P.E., VP Exploration of the Company, John Fox, Consulting Metallurgical Engineer, P.Eng. and Karl Swanson, Mining Consultant, SME, MAusIMM with an effective date of January 25, 2010 and an issue date of June 28, 2011 and is summarized below. The complete text of the Ketza River Report is available at www.sedar.com.

Property Description and Location

The Property is located on the headwaters of Cache Creek, a tributary of the Ketza River, in the Watson Lake Mining District of the Yukon Territory, Canada. Terrain is mountainous with elevations ranging from 1,300m above mean sea level (amsl) to 2,100m amsl. The Ketza River property lies in National Topographic System (NTS) Map Sheet number 105F09. The project and resulting geologic and mine models use the UTM NAD27 Zone 8N coordinate system and horizontal datum.

The Property is accessible by a 40km all-weather road from Km 323 on the Robert Campbell Highway. The Property is approximately 80km by road from Ross River and 460km from Whitehorse.

Ownership

As of June 23, 2011 the Ketza River Project consists of 679 quartz claims and fractions of claims and 60 quartz leases that cover approximately 787.9ha. The claims are controlled by Ketza River Holdings Ltd. (KRH), which is a 100% subsidiary of Veris, through ownership and leases of the quartz claims and quartz leases. The surface is owned by the Crown and leased to the Company under the Government of Yukon Lease. As of December 31, 2013, the Ketza River Project consists of a total of 802 active claims which include 71 claims along the access road that join to the Robert Campbell Highway.

Environmental Liabilities

The existing Ketza River tailings impoundment (pond and dam) that was originally established by the historic mine operators in 1987 is the only environmental liability at the site. The Ketza River tailings impoundment is classified as a Type II site that is regulated by the Government of the Yukon and is currently under owner-operator care and maintenance by Veris. Veris is planning to start decommissioning the existing tailings dam prior to the startup of the next mining operation.

Past Exploration and Development

Lead-silver veins were discovered in the Ketza River area by prospectors of the Hudson Bay Mining and Smelting Company Limited in 1947. Gold mineralization on the property was first discovered in 1954 by Conwest Exploration Company Limited (Conwest). Between 1955 and 1960, Conwest explored several mineralized occurrences with trenching and drilling. In 1983, Pacific Trans Ocean Resources Ltd. (Pacific Trans Ocean) optioned the property from Conwest and carried out limited geochemical and geological surveys before entering into a joint venture with Canamax Resources Inc. (Canamax) in 1984. Canamax conducted mapping, trenching, geophysical surveys, soil sampling, drilling, and underground drifting between 1984 and 1990. In 1987, Canamax completed a feasibility study that was reviewed by Wright Engineers Ltd. (Canamax and Pacific Trans-Ocean, 1987). A decision was made to construct a mill and commercial production started in 1988.

After several months of operation, the oxide inventory was significantly reduced from the feasibility study estimates due to an error in estimation of the bulk density of the oxide material. The feed grade to the mill was also lower than expected, due to a number of factors including over-weighting of high-grade samples in the data and dilution from the lower than expected grade from the footwall mineralization (Strathcona Mineral Services Limited, 1988). Canamax purchased Pacific Trans-Ocean’s interest in the Project in January 1989.

From July 1988 to November 1990, commercial production from the Ketza River mill was approximately 93,312oz of gold from 307,397 tonnes milled at an average mill head grade of 10.68g/t-Au. Average mill throughput over the life of the mine was 364t/d with an average gold recovery of 88.31 percent (Canamax, 1991). These mill production statistics do not include preproduction milling that took place from March 1988 to June 1988 that milled an additional 29,946 tonnes at an average head grade of 7.78 g/t Au to produce 4,680 oz Au.

Wheaton River Minerals Ltd. (Wheaton) acquired the property from Canamax in 1992 and in 1994 transferred it to Veris in exchange for a controlling interest. Wheaton later divested in Veris.

Veris conducted drilling, mapping and sampling programs between 1996 and 1997. Drilling and exploration campaigns at the Ketza River Project have been ongoing by Veris from 2005 to early August 2008, and again from mid-2009 to December 2010.

Geology and Mineralization

The Property is located in a shallow marine miogeoclinal sequence of rocks forming a carbonate platform bounded by the Omenica Tectonic Belt to the southwest and a faulted lobe of the Yukon Tanana Terrain to the northeast across the Tintina Fault. The region has been subjected to thrust faulting and possible intrusive rock emplacement.

The Ketza River property occurs within the Ketza Uplift that has been mapped by previous investigators as consisting of a large regional fault-bounded horst block which is inferred to have been uplifted by a large intrusive rock body at depth. The Ketza River Property is underlain by Lower Cambrian carbonate and clastic sedimentary rock units. The rock types include graphitic shale, argillite, phyllite, siltstone, sandstone, quartzite, and limestone. Intrusive rocks are rarely encountered at the Ketza River Property. The property also lies on the southern flank of a westward plunging anticline. A later deformation has overprinted these structures with broad, open folds and drag folds that occur adjacent to thrust faults. Northeast-directed thrust faults exhibit displacements of up to 450m. The thrust faults have been cut by later reverse, normal and strike slip faults.

There are two general types of sedimentary-rock hosted gold deposits on the property: (1) manto-type replacement sulfide/oxide deposits; and (2) quartz-sulfide fissure vein and stockwork systems (referred to as Shamrock-type in previous reports since most of these resources are located near Shamrock Mountain). Both deposit types contain sulfide minerals that are dominanted by pyrrhotite, pyrite, arsenopyrite, and trace chalcopyrite. The manto deposits consist of sub-horizontal tabular massive sulfide and/or oxide bodies. Chimneys are sub-vertical massive sulfide and/or oxide bodies and are included in the “manto” subtype; both are hosted within Lower Cambrian limestone units. The Peel, Penguin, Lab-Hoodoo, and Tarn resources are manto-type deposits.

The Au-bearing quartz-sulfide fissure vein and stockwork systems are hosted in siliciclastic-rich rocks dominated by argillite. The host rocks for this mineralization style consist of interbedded Lower Cambrian argillite, phyllite, siltite, quartzite and lesser carbonate rocks located on the eastern side of the Ketza Uplift. The QB, Gully, and 3M resources are examples of the quartz-sulfide fissure vein and stockwork systems. The Knoll resource occurs near Shamrock Mountain and contains both styles of mineralization (manto type and stockwork vein type).

Alteration assemblages that surround the Au-bearing manto-type deposits include: dolomitization and/or other iron-carbonate minerals (siderite and ankerite), limestone recrystallization, and calcite±quartz veins. Silicification, sulfidization, biotite hornfels, and bleaching are closely associated with the Au-bearing quartz-sulfide veins and stockwork type deposits hosted by the argillite-rich units.

Exploration

Veris has been drilling at the Ketza River Project since May 2005 and as of December 10, 2010 has drilled 1,029 diamond drill holes totaling 136,656m. Additional exploration conducted at the project includes: surface geologic mapping, geophysical surveys (ground magnetic, induced polarization, resistivity, and gravity), trenching, surface soil and rock-chip sampling, metallurgy sampling and testing, geotechnical surface and underground mapping, oriented core drilling, hydrogeology drilling and testing, and petrographic studies.

A total of 26 drill holes (4,402m) were completed at Ketza River in 2011. No drilling was performed at Ketza River in 2012 or 2013.

All of the 2008 exploration drilling results and previous valid drill holes were used to help support the current resource presented in this report and includes 225 diamond drill holes (drill hole numbers KR-08-1269 to KR-08-1466; and GT-08-01 to GT-08-12; and HYD-08-01 to HYD-08-12 and HYD-08-16 and -17) totaling 30,436 m.

Topographic surveys were conducted in 2006 and 2007, producing maps with 10m and 1m, and 5m contour intervals, respectively.

Sampling and Laboratory Procedures

The core is photographed and logged prior to sampling. Core is typically sampled on 1.5m intervals for HQ-sized core and sulfide-rich replacements, and locally up to 3.05m intervals for NQ-sized core. The drill hole samples from 2006 to 2008 were prepared at the ALS Chemex lab in Terrace, BC. Drill hole samples are typically transported in sealed bean bags from the Ketza River property to Whitehorse by KRH personnel where they are shipped directly to the ALS Chemex laboratory using a local freight delivery company. The metallurgy diamond drill holes (numbers KR-08-1269 to KR-08-1300) drilled in 2008 were shipped from the project site in sealed 50-gallon barrels and prepared in the Jerritt Canyon Mine lab in Elko, Nevada.

The drill hole samples since 2006 have been analyzed at ALS Chemex in North Vancouver, BC. Samples are analyzed by fire assay with atomic absorption (AA) finish, with samples above 1.00ppm being re-assayed with a gravimetric finish. The 2008 metalurgy drill hole samples described above were analyzed by ALS Chemex in Reno, Nevada for inclusion into the drill hole database and resource model.

Multi-element geochemistry is also collected for every drill hole sample analyzed for Au. Specific gravity data on all representative rock types and mineralization types have been used to help support the current resource estimate and were analyzed at ALS-Chemex in 2007 and 2008 using the OA-GRA8a (paraffin wax) method.

Laboratory QA/QC consists of inserting a standard or blank every 15th sample. Prior to mid-2006, two samples were collected from a mineralized outcrop at the Ridge Pit in the Peel area. These two samples were used as standards, but had not been correctly prepared and certified and the results therefore are problematic. In mid-2006 up to the present, Veris has used commercial certified standard samples from CDN Resource Laboratories Ltd. The results from these standards from the 2007 and 2008 drill programs indicate that the ALS Chemex laboratory results are acceptable.

Blank samples used from 2005 to 2008 are non-certified materials and composed of local barren limestone from the site. These samples were not certified as barren and locally contain anomalous Au. As of May 15, 2010 a barren crushed marble material purchased in Whitehorse has been used as blank material. This blank material has yet to be certified but is giving more consistent results than blanks that were previously used.

Data Verification

Some data quality problems were observed in the historic Au assays from drill holes completed from 1984 to 1997 that apparently did not use project-specific assay import routines or a consistent selection criteria to enter the “best” gold assays into the master digital database. All of these original assay data for drill holes prior to 1997 are only in paper log format (i.e. hand written on the geology logs) that are stored at the Ketza River Project site. The problems observed with the historic drill hole assay data included local digital data entry errors, final Au_Best assay values that were randomly selected from various laboratories with no consistent selection criteria, missing assay values that were in the paper log files but never entered into the digital database, or the Au_Best assay value was locally entered as an average value based on several values generated from different labs.

Based on the aforementioned problematic gold assay data for years 1984 to 1997, a drill hole audit was conducted by Veris geologists from December 2009 to January 2010 at the Ketza site. This drill hole audit digitally captured and compared all of the historical 1984-1997 assays from the various labs (and other geological data) in paper log format to the digital data stored in the existing database. From this recent data verification work, a consistent methodology for determining the Au_Best assay value was determined that primarily relied on the primary assay lab. The primary assay lab was sometimes not identified in previous reports and for these cases was determined by the identifying the lab that contained the highest number of Au assay results for that year. The Au_Best values determined from the historical Au assay data capture exercise in conjunction with the more recent 2008 drill hole results were used for this current resource estimate.

In addition to capturing the historic gold assay data, Veris geologists collected: sulfide mineral and oxide mineral data logged by the geologist as either a general intensity description or as an estimated percentage by volume; RQD and core recovery estimates; and verified from/to sample assay intervals. In addition, a data audit on the 2008 drill hole assays determined that the assays in the master digital database were properly imported. The resulting revised and verified assay database was determined to be of suitable quality for resource estimation.

Resource Estimation and Resource Statement

The resource estimation is presented in the below Table 1 and was conducted by mine consultants and Veris personnel using drill hole assay data received up through January 25, 2010 and includes all of the drilling completed in 2008.

The resource estimation was based on digitizing lithological contacts and major faults, and 0.5 g/t grade shells on 10m east-west cross-sections using the available drill hole data. These digitized polygons were ultimately used to construct 3-D wireframe solids around the mineralized drill intercepts, compositing the data on 1.5m intervals, with breaks at the envelope boundaries, and then using the inverse distance cubed (id3) algorithm for resource estimation limited to only within the 0.5 g/t Au envelopes. The average gold grade is calculated from the au_id3 variable in the block models. Tonnage is calculated using the digitized grade shells and resulting triangulations using the SG variable in the block models.

A Lerchs-Grossman pit optimization program was run on the new block model to differentiate potentially open pit resources from potentially underground resources. The optimization was run using current mine cost parameters and a gold price of $1,150 US/troy oz; using measured, indicated, and inferred ore classification schemes; and only for the purpose of identifying potentially mineable resources. The resulting open-pit shapes were generated using measured, indicated and inferred resource in order to maximize the potential open-pit footprint for Yukon permitting (YESAB project proposal) purposes. Since inferred resources were used to help generate the resulting optimized pits and resource tables for this study, they cannot be referred to as proven or probable reserves as defined by CIM (2000).

The resource at Ketza River using drill hole data received as of January 25, 2010, and using all of the 2008 drilling are summarized in Table 1 which includes all REDOX types (oxide, sulfide, and mixed oxide + sulfide materials). The cutoff grade for oxide ore material and sulfide ore material inside the optimized open pit is 0.78g/t and 1.00g/t, respectively, and for material that is potentially mineable by underground methods outside of the optimized open pit is 3.44 g/t and 4.43 g/t, respectively. A total of 41% of the measured and indicated recoverable resource ounces are hosted in oxide ores which have a gold recovery of 90%; whereas the other 59% of the measured and indicated recoverable, resource ounces are hosted in sulfide or mixed sulfide+oxide ores that generally have Au recoveries of 70 percent.

Including Oxide and Sulfide and Mixed Oxide + Sulfide Ores

	Open Pit Resource			Underground Resource			Combined (OP+UG)
Area	kt	g/t-Au	koz	kt	g/t-Au	koz	kt	g/t-Au	koz
Measured
Peel	85.2	5.76	15.8	3.7	8.41	1.0	88.9	5.87	16.8
Penguin	14.0	1.88	0.8	0.0	0.00	0.0	14.0	1.88	0.8
Lab-Hoodoo	9.4	6.92	2.1	0.0	0.00	0.0	9.4	6.92	2.1
Tarn	11.4	4.73	1.7	0.0	0.00	0.0	11.4	4.73	1.7
Gully	7.0	5.60	1.3	2.1	7.41	0.5	9.1	6.01	1.8
QB	23.4	4.55	3.4	0.4	3.81	0.0	23.8	4.47	3.4
Knoll	11.1	6.66	2.4	0.0	0.00	0.0	11.1	6.66	2.4
Total Measured	161.5	5.30	27.5	6.3	7.39	1.5	167.8	5.38	29.0

Indicated
Peel	1,053.4	6.22	210.6	204.6	8.83	58.1	1,258.0	6.64	268.7
Penguin	233.6	2.89	21.7	0.0	0.00	0.0	233.6	2.89	21.7
Lab-Hoodoo	243.2	5.20	40.6	22.1	6.90	4.9	265.3	5.34	45.5
Tarn	79.3	3.88	9.9	0.0	0.00	0.0	79.3	3.88	9.9
Gully	45.1	3.57	5.2	14.7	8.04	3.8	59.8	4.67	9.0
QB	298.0	3.21	30.8	15.5	5.22	2.6	313.5	3.31	33.4
Knoll	2.9	4.54	0.4	0.0	0.00	0.0	2.9	4.54	0.4
Total Indicated	1,955.4	5.08	319.3	256.9	8.40	69.4	2,212.3	5.46	388.7

Measured and Indicated
Peel	1,138.6	6.19	226.4	208.3	8.82	59.1	1,346.9	6.59	285.5
Penguin	247.6	2.84	22.6	0.0	0.00	0.0	247.6	2.84	22.6
Lab-Hoodoo	252.6	5.26	42.7	22.1	6.90	4.9	274.7	5.39	47.6
Tarn	90.7	3.99	11.6	0.0	0.00	0.0	90.7	3.99	11.6
Gully	52.1	3.85	6.4	16.9	7.91	4.3	69.0	4.84	10.7
QB	321.4	3.31	34.2	15.9	5.09	2.6	337.3	3.39	36.8
Knoll	14.0	6.22	2.8	0.0	0.00	0.0	14.0	6.22	2.8
Total M&I	2,116.9	5.09	346.8	263.2	8.38	70.9	2,380.1	5.46	417.7

	Open Pit Resource			Underground Resource			Combined (OP+UG)
Area	kt	g/t-Au	koz	kt	g/t-Au	koz	kt	g/t-Au	koz
Inferred
Peel	195.2	5.30	33.2	24.2	6.55	5.1	219.4	5.43	38.3
Penguin	44.0	2.49	3.5	0.0	0.00	0.0	44.0	2.49	3.5
Lab-Hoodoo	37.5	4.38	5.3	10.1	5.54	1.8	47.6	4.62	7.1
Tarn	3.2	3.50	0.4	0.0	0.00	0.0	3.2	3.50	0.4
Gully	15.9	3.46	1.8	5.6	8.89	1.6	21.5	4.87	3.4
QB	113.5	3.80	13.9	4.4	5.66	0.8	117.9	3.87	14.7
Knoll	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
Total Inferred	409.4	4.41	58.0	44.3	6.56	9.3	453.7	4.62	67.3

1.	The cutoff Au grade for oxide and sulfide ore inside the optimized open pit is 0.78 g/t and 1.00 g/t, respectively; whereas the cutoff Au grade for oxide and sulfide ore for material mineable by underground methods outside of the optimized open pit are 3.44 g/t and 4.43 g/t, respectively;
2.	Au price used for this resource estimate is US$1,150/troy oz;
3.	Assigned sulfide and oxide ore Au recoveries are 70 and 90 percent, respectively;
4.	All materials in this table include all REDOX types (oxide, sulfide, and mixed “oxide+sulfide”);
5.	Mining cost/t = $3.00 open pit and $80.00 underground; processing cost/t ore = $26.00; specific gravity variable as modeled per block; 18.4:1 (waste:ore) average strip ratio for all resources; 1,500 t ore/day mill feed; a Lerchs-Grossman pit optimization has been used to differentiate potential open pit resources from potential underground resources using mining costs, Au cutoff grades, and other parameters documented in this report;
6.	This resource includes all drill holes completed in 2008 and does not include any drill holes completed in 2009 or 2010; this resource statement has an effective date of January 25, 2010.

Conclusions and Recommendations

Problems with the QA/QC data and with the previous drill hole database have been addressed in this document. The gold assay database for the years 1984 to 1997, and 2008 was thoroughly audited and corrected for this resource estimate.

The current resource estimation is an improvement over previously published resource reports, as it is well constrained by the drill hole assay intercepts in the z (elevation) direction, and tightly constrained to within the newly digitized 0.5 g/t Au mineralization shapes. Additional effort was taken to accurately model the previously mined underground workings for depletion in the estimated resource.

Specific gravity (SG) information was improved in the current model and included additional SG data that was collected in 2008. The SG determinations for this study were determined by using wt pct Fe data where the geochemistry data existed for recent samples (SG_ASY), or assigned by a geological characterization that incorporated rock type and a defined quantity of total oxide and total sulfide minerals logged by the geologist (SG_GEO). This model incorporates additional total sulfide and total oxide mineral data in the database to help better characterize the REDOX types which were ultimately linked and averaged with the SG determination for the SG_GEO determination.

Compared to the last reported potentially minable resource estimate for Ketza River (SRK, 2008):

•	the measured resource estimate has declined from a previously reported 712.2kt averaging 6.40g/t (146.5koz recovered) to the currently estimated of 167.8 ktonnes averaging 5.38 g/t Au (29 koz Au recovered);
•	the indicated resource estimate has declined from a previously reported 3,369.5 ktonnes averaging 4.61 g/t Au (499.9 koz recovered) to the currently estimated 2,212.3 ktonnes averaging 5.46 g/t Au (388.7 koz recovered) which represents a decrease of 111.2 koz of recovered gold;
•	the inferred resource has declined from a previously reported 1,075.6kt averaging 3.26g/t Au (112.8 koz recovered) to the currently estimated 453.7 ktonnes averaging 4.62 g/t Au (67.3 koz Au recovered).

The decrease in measured, indicated, and inferred resources reflects new drilling, more realistic constraints placed on the construction of the 0.5 g/t Au grade shells used to constrain the estimation process, a higher quality drill hole database, better specific gravity assignments to the various ore types, and more realistic and updated mining and milling parameters and costs.

Numerous encouraging stand alone exploration targets and several resource extensions remain to be tested throughout the project area.

The authors have the following recommendations for Veris to help advance the Ketza River Property:

(1)	Continue exploration at the Ketza River property focusing on identifying new resources outside of the already defined resource areas; a reasonable 2011 drill program to complete this work includes 10,800m of total drilling at an estimated cost of $4.9 million dollars (CAD); this work is in addition to the already completed 2009 (costs of $3.2 million) and 2010 (cost of $8.1 million) exploration work that drilled in both the known resource areas and away from the resource areas;

(2)	Continue with a feasibility study and capital and operating cost studies to investigate the economic viability of the current project; conduct future reserve calculations using only measured and indicated resources as per 43-101 guideline Item 19 (section i) for a true economic analysis;

(3)	Finish the detailed studies already underway that are required in order to submit a project proposal to the Yukon Environmental and Socio-Economic Assessment Board (YESAB) in August 2011; Approximate costs to complete this as of January 1, 2011 range from $1.3-2.1 million dollars (CAD).

Silver Valley Property, Yukon

The Company was granted an option to acquire a 100% interest in six claims located in the Yukon Territory. The primary focus of exploration for this property will be silver, with a secondary focus on gold, lead and zinc. The Company has staked or acquired 143 additional quartz claims and leases around the original six claims, and these are registered in the name of the Company. As of years-end 2012 and 2013, there are a total of 149 quartz claims and quartz leases showing in the figure below that comprise the Silver Valley Project all of which are owned 100% by KRH. As of the years ended 2012 and 2013, there are a total of 6 quartz leases in the Silver Valley property that comprise 202 acres.

Silver Valley Claim Map

Historical Work

The Silver Valley Property consists mostly of Ag-Pb-Au±Cu±Zn veins and is located approximately 1 kilometre east of the main Ketza River gold project. The K18B underground mine is a past producer of Ag and Pb and minor Au that operated from 1965 to 1969 (including exploration work) by Stump Mines Ltd. and later again for a brief time in 1980 and 1981 by Iona Silver Mines Ltd. Development work at the K18B vein was reportedly stopped in 1981 when a fire destroyed the compressor shack.

Exploration Drilling

Diamond drilling totalling 75 holes in 11,163 m has been conducted at the Silver Valley project in 2006, 2007, 2009 and during January of 2010 by KRH as shown in the table below. A total of seven drill holes were completed in 2010 which tested two horizontal-loop E-M geophysical anomalies that were identified during the 2007 field season. No drilling was performed at Silver Valley since 2010.

2006-2012 Silver Valley Drilling Summary.

Year	Drill Holes Completed	Total Meters	Total Footage
K-18B South
2006	4	1.014.7	3,328.2
2007	58	8,903.5	29,203.3
2008	0	0	0
2010	7	1,244.8	4,082.9
2011	0	0	0
2012	0	0	0
Total	75	11,163.0	36,614.4

Drilling

Drilling at the Silver Valley Project in 2010 focused on the River’s Edge and K18B South targets. The QA/QC procedures used for the Silver Valley Project were similar to those used for the 2008 Ketza River drilling program described previously; a couple different certified standards containing Pb, Zn, and Ag were used for the Silver Valley assay programs. The same Ketza River geological staff and camp support have been used to conduct the exploration and drilling work at the Silver Valley Project.

Five drill holes were completed at the River’s Edge target which identified three sub-parallel quartz-siderite-pyrite veins with minor amounts of galena and tetrahedrite. The highlight was SV-10-70 which intercepted 0.9 meters grading 5.25 g/t Au, 27.7 g/t Ag and 0.16% Cu.

Two drill holes were also completed on the north end of the K-18B South target. This target may be a fault-offset of the K-18B Vein which was the focus of drilling in 2007. The two drill holes intersected two pyrite-dominant veins approximately 3 meters in width. Galena, sphalerite, tetrahedrite and stibnite were also present in these vein zones. The best intercept came from drill hole SV-10-75 which intersected 1.39 meters that assayed 103 g/t Ag, 0.4% Pb, 0.28 g/t Au, and 0.2% Cu.

Geophysics

VG has conducted several geophysical surveys in the area. An aerial helicopeter Dighem electromagnetic survey was conducted over the property by Fugro in 2007 with lines spaced every 0.1 km. A ground horizontal-loop E-M (HLEM) geophysical ground survey was also conducted in 2007.

A Bouger gravity survey was conducted over portions of the Silver Valley Property in 2011. Two grids, one northwest grid covering 355 hectares, and another southeast grid covering 108 hectares was completed using a Scintrex CG-5 Gravimeter. Approximately 469 gravity stations were collected with stations spaced 100m apart from one another.

Trenching and Reclamation

During the 2008 field season, a total of 557 meters of trenches were excavated for exploration purposes using a track-mounted excavator. These trenches were sampled and later re-contoured late in the 2010 field season.

Other Properties

Bay Property, Yukon – The Company has staked 36 claims near Watson Lake, Yukon. The primary focus of exploration for this property will be silver.

Silver Bar, Arizona - The Company has a 100% interest in 55 claims in Pinal County, Arizona. The focus of exploration of this property will be gold and copper. In 2010 the Company reduced the carrying value to a nominal amount as management has no current plans to conduct exploration on this property.

Item 4A. Unresolved Staff Comments.

None

Item 5. Operating and Financial Review and Prospects.

A. Operating results.

SELECTED ANNUAL FINANCIAL INFORMATION

(In thousands of dollars, except for share and per share amounts)

	2013	2012	2011
Statement of Operations
Revenue	$195,979	$160,561	$105,116
Cost of gold sold	180,885	134,350	130,975
Gross margin before depreciation & depletion (1)	15,094	26,211	(25,859)
Loss income from operations	(45,093)	(26,072)	(41,474)
(Loss) income before taxes	(75,301)	(27,929)	26,190
Net (loss) income	(66,652)	(20,015)	26,382
Basic (loss) income per share	(0.56)	(0.21)	0.31
Weighted average # of shares outstanding (basic)	119,297,144	97,371,112	84,564,832
Statement of Financial Position
Cash and cash equivalents	$1,161	$9,295	$2,261
Total assets	312,951	348,459	327,646
Total non-current liabilities	67,131	166,269	162,495

(1)	Gross margin before depreciation & depletion (“D&D”) is a non-GAAP measure that the Company considers to be a good indicator of the Company’s achieved operating results before being adjusted for non-cash D&D to arrive at mine operating earnings.

RESULTS OF ANNUAL OPERATIONS (fiscal years ended December 31, 2013 and 2012)

The Company had a net loss of $66.7 million for the year ended December 31, 2013, compared to a loss of $20.0 million in 2012, representing a $46.7 million increased loss. The increased loss in 2013 is primarily the result of the following items, all of which are described in detail below: (i) a $11.1 million decrease in revenue less cost of sales (“Gross-margin before D&D”); (ii) a $8.7 million increase in depreciation and depletion expense (“D&D”); (iii) a $1.5 million increase in non-cash impairment charges; (iii) a $2.2 million decrease in general and administrative expense; (iv) $15.7 million increase in interest expense; (v) a $4.1 million decrease in non-cash derivative gains; (vi) $10.6 million increase in environmental expense for an environmental provision; and (vii) a $0.9 million increase in non-cash future income tax recovery.

The lower Gross-margin before D&D in 2013, compared to 2012, is primarily attributable to the decline in the market price of gold experienced in 2013, where the average price of gold was $1,397 per ounce, 16% less than the average $1,665 per ounce in 2012. This diminished gold price resulted in the equivalent loss of 2013 gold revenues of approximately $38 million, which in turn resulted in costs of sales as a percentage of sales increasing from 84% in 2012, to 92% in 2013.

Revenue:

For the year ended December 31, 2013, the Company realized gold sales of $187.9 million on the sale of approximately 140,680 ounces of gold, this compares to $160.6 million on sales of 100,834 ounces of gold sold in 2012. The number of gold ounces sold in 2013 increased by 39,849 ounces, or 40%, from 2012. This increased volume of sales arising from the significant increase in production experienced in 2013, largely driven by production from the Starvation Canyon mine which opened in Q2-2013. The increase in sales volume was however offset by the declining gold price in 2013, with the average gold price per ounce sold of $1,397, 16% less than the average $1,665 per ounce sold in 2012. The deflated gold price resulted in an estimated $37.7 million decrease to gold sales that would have otherwise been realized had the 2012 average price remained though 2013. Included in 2013 revenues was $8.1 million in toll milling revenue recognized in the year, there were no such revenues earned in 2012. This 2013 toll milling revenue was earned on the processing of approximately 119,290 tons of third party ore (primarily Newmont) through the Jerritt Canyon roaster facilities.

Gross-margin before D&D:

In 2013, the Company had a gross income of $15.1 million, compared to $26.2 million in 2012. This $11.1 million, or 42%, decrease in margin was almost exclusively driven by the 16% decrease in gold price as previously discussed. The $46.5 million, or 35%, increase in cost of sales from $134.4 million in 2012 to $180.9 million in 2013 was the direct result of increases in production, which had a similar increase of 32%, going from approximately 105,530 ounces produced in 2012 to approximately 139,556 ounces produced in 2013. This represents 2013 costs-per-gold-ounce-sold of $1,286 which is a 3% decrease to the $1,332 experienced in 2012. The addition of the Starvation Canyon mine, which opened in late Q1-2013, and became a producing mine for accounting purposes in mid-2013, resulted in an additional $16 million of cost-of-sales which were not experienced in 2012.

Impairment of mineral properties:

In Q4-13, a non-cash impairment charge of $33.3 million was taken on the Company’s Ketza River property located in the Yukon, Canada. The impairment charge was largely driven by the 2013 observed decrease in the market price of gold. Future gold prices are used to estimate the recoverable fair-value of the Company’s assets, including Ketza. In the current year a future gold price of $1,300 per ounce was used to do such an estimate, that being $300 lower than the $1,600 per ounce used for the prior year estimation. This reduction in the assumed future gold price led to the determination that the pre-impairment carrying amount of Ketza was in excess of the estimated recoverable amount, and thus resulted in the impairment.

In the fourth quarter of 2012 an impairment charge of $31.8 million was taken on the Company’s Yukon properties, primarily made up of a $30 million impairment charge on the Ketza River property. The 2012 impairment decision was primarily driven by observed impairment indicators - including the late-2012 downturn in industry, specifically in relation to exploration and development stage mining projects, which implied that the current carrying value was not fully recoverable under market conditions existing at that time.

Depreciation and depletion (“D&D”):

The Company had $20.7 million in depreciation and depletion in 2013 compared to $12.0 million in 2012. The higher depreciation in 2013 is due to the increase in the depreciable/depletable mineral property plant and equipment asset base. This increase largely attributable to the second tailings facility going into operation in July, 2013, which increased the base approximately $34 million; and, the Starvation Canyon mine going into production which increased depletable asset base by over $12 million. Increased mining production combined with the increase in depletable mineral property base resulted in depletion increasing from $2.1 million in 2012 to $7.8 million in 2013.

General and administrative (“G&A”) expenses and share-based payments:

During 2013 the Company incurred general and administrative expenses (“G&A”) of $6.2 million, compared to the $8.4 million incurred in 2012. Included in G&A for the year ended December 31, 2013 is $0.3 million of share based payments, compared to $2.2 million in 2012.

G&A excluding share based payments was $5.9 million in 2013, comparable with the $6.2 million incurred in 2012. These expenses are for corporate head office and transactions costs and are primarily comprised of salary and benefit costs as well as professional and advisory fees.

Total share based payments in 2012 were $2.8 million, of which $2.2 million was included in G&A with the remainder included in cost of sales, this compares to total share based payments in 2013 $0.5 million, of which $0.3 million was included in G&A and the remainder in cost of sales. The 2013 share based payments related primarily to the vesting of 475 thousand stock options granted to employees in the second quarter of 2013 with a strike price of $1.42 and an attributed fair value of $1.21, while the 2012 share based payments primarily related to the vesting of stock options granted to employees and directors in 2012, with an average strike price of $2.76 and a fair-value of $2.43.

Interest expense

Interest expense is comprised:

92

	2013	2012
Interest on senior secured gold facility	$8,194	$-
Interest on convertible debt	5,186	763
Interest on trade payables	2,445	-
Accretion of decommissioning and rehabilitation provisions	1,707	1,225
Interest on finance leases	458	206
Interest on forward contracts	55	911
Other interest expense (income)	170	(600)

	$18,215	$2,505

Interest expense in 2013 was $18.2 million compared to $2.5 million in 2012. The $15.7 million increase the result of the $8.2 million interest expense recognized on the senior secured gold facility; a $4.4 million increase in interest expense recognized on convertible debt; and $2.4 million in interest on trade payables incurred in 2013. The $8.2 million interest on the senior secured gold facility is due to a Q3-2013 change in the accounting treatment of the senior secured Deutsche Bank gold forward agreements (the “Senior Secured Gold Facility”). With the change in accounting policy the Senior Secured Gold Facility now records periodic interest expense which was not the case in 2012 when deferred-revenue accounting treatment was used on the Senior Secured Gold Facility. The increase in the interest expense on convertible debt in 2013 from 2012 is due to the additional $10 million convertible promissory note issued in April 2012; and, due to the fact that the convertible debentures issued in primarily mid-2012 remained outstanding and incurring interest for the entirety of 2013. The interest on trade payables incurred in 2013 related to interest charges incurred on outstanding amounts due to SMD, the contract miners used for the Smith and Starvation Canyon mine. Included in these costs are $1.7 million in non-cash accretion expense incurred in relation to the decommissioning and rehabilitation liability, comparable to the $1.2 million incurred in the prior year.

Finance and transaction costs

Finance and transaction costs in 2013 were $2.7 million, comparable to the $3.3 million in 2012. These costs are comprised of the amortization of deferred transactions costs incurred on the issuance of convertible debt and on the Senior Secured Gold Facility; as well as the expensed portion of costs incurred on financing activities undertaken during the year. The $0.6 million decrease in 2013 compared to 2012 is primarily due to amortization of deferred transactions costs no longer being recognized on the Senior Secured Gold Facility since July 1, 2013, as a result of the previously discussed change in accounting treatment.

Derivative gain (loss)

Derivative gains (losses) are comprised of:

	2013	2012
Revaluation of senior secured gold facility	$(12,119)	$-
Gain on warrants	11,969	17,378
Gain (loss) on revaluation of gold forwards	4,004	(7,920)
Gain (loss) on convertible debt embedded derivatives	728	(100)
Gain on senior secured gold embedded derivatives	646	-

	$5,228	$9,358

The most significant change to non-cash derivatives in 2013 compared to 2012 was a $12.1 million loss recognized on the July 1, 2013 revaluation of the Senior Secured Gold facility liability which occurred with the previously discussed change in accounting treatment. There was no such item in 2012, nor are there any future revaluations of the Senior Secured Gold facility going forward.

Non-cash derivative gains in 2013 were $5.2 million compared with $9.4 million in 2012. Warrants denominated in Canadian dollars are revalued at each reporting period with change in fair value recorded to net income. The 2012. As with 2012, the decrease in the Company’s share-price experienced in 2013 resulted in the value of the warrant decreasing, thus resulting in non-cash gains.

Derivative gains of $4.4 million were recognized in 2013 relating to two gold forwards, this compares to a $7.9 million loss recognized on the forwards in 2012. The gain in the current year was the result of the experienced decrease in the market gold price in 2013, thus decreasing the value of the liabilities. The losses incurred in 2012 were the result of extensions in the terms of the agreements increasing the amount of the liabilities.

Environmental costs:

Environmental rehabilitation costs of $14.8 million incurred in 2013 increased from the $4.1 million incurred in 2012 primarily due to the recognition of a provision of $10.6 million for penalties and interest which may be due to the NDEP if the Company is unsuccessful in its ongoing discussions to resolve this matter. These costs incurred primarily arise from the resurfacing work carried out on the historic rock disposal areas as required under the Consent Decree as well as reclamation of historic environmental disturbance that was determined and incurred during the current year.

Foreign exchange (gain) loss:

There was a foreign exchange gain of $0.4 million in 2013 compared to a loss of $1.8 million in 2012. The 2013 gain being the result of U.S. denominated assets held in Canadian entities having increased in value due to the weakening of the Canadian dollar. The 2012 loss was the result of U.S. denominated assets held in Canadian entities having decreased value due to the strengthening of the Canadian dollar.

Income taxes:

The Company recorded income tax recovery of $8.6 million in 2013 compared to a recovery of $7.9 million in 2012. The 2013 recovery was driven by the impairment of Yukon mineral properties with corresponding reduction in deferred income tax liabilities. The 2012 tax recovery arose from the impairment of Yukon mineral properties with corresponding reduction in deferred income tax liabilities. As at December 31, 2013 the Company had non-capital and net operating loss carry forwards of $151.5 million (2012 - $167.2 million) which expire between 2015 and 2033.

Working capital

The Company had a loss from operations of $45.1 million for the year ended December 31, 2013 (2012 – $26.1 million), and a $3.0 million outflow of cash from operating activities for the same period (2012 – outflow of $13.2 million). At December 31, 2013 the Company had a working capital deficiency of $167.1 million (December 31, 2012 – $34.3 million) and an accumulated deficit of $445.6 million (December 31, 2012 – $379.0 million). The Company’s working capital is not sufficient for its present requirements. To fund the recommencement of operations after the March shutdown the Company recently obtained additional financing through a royalty financing agreement and continues to work on additional sources of working capital from new equity and debt sources.  These activities are undertaken as part of the Company’s overall capital restructuring plan with a primary focus on reducing the near term debt burden to the operations.  On January 28, 2014, the Company received a Notice of Default under the terms of the Senior Secured Gold Forward Facility held with Deutsche Bank AG.  The Notice of Default arose from the failure of the Company to deliver the required gold as at December 31, 2013 or pay the cash equivalent of the gold delivery shortfall as required under the Agreements.  Deutsche Bank advised the Company that it is considering what actions, if any, it may wish to make in response to the contract concerning this event. These actions may include an assignment of Deutsche Bank’s rights and obligations under the agreements to a third party, or realizing on the security pledged, being the Company's direct and indirect interest in the Jerritt Canyon properties in Nevada.  This event has accelerated efforts undertaken by the Company to restructure or refinance the existing debt commitments, both senior and subordinated, by extending the terms or through the buyout of the debt under new terms.  The restructuring of these liabilities will improve both the cash flow available to the Company as well as the overall capital structure.  As part of these efforts the Company’s Board of Directors appointed a Special Committee, comprised of two independent and one non-independent Director, to review the current options and work with the appointed advisor, Raymond James, to develop and explore refinancing alternatives.

RESULTS OF ANNUAL OPERATIONS (fiscal years ended December 31, 2012 and 2011)

The Company had a net loss of $20.0 million for the year ended December 31, 2012, compared to net income of $26.4 million for the year-ended December 31, 2011. The decrease in net income from 2011 is primarily caused by a $31.8 million non-cash impairment charge on the Company’s Yukon properties in the fourth quarter of 2012, with no comparable impairment in 2011. Also attributing to the decline in net-income was the recognition of $77.9 million of interest and other income in 2011 which included a $97.2 million non-cash gain resulting from the change in fair-value of share purchase warrants. In the current year the comparable non-cash gain from warrant revaluation was only $17.3 million resulting in $10 million in interest and other income for the year, $67.9 million less than the prior year. This decrease in interest and other income was offset by loss from operations of $26.1 million, a $15.4 million increase from the $41.5 million operating loss incurred in 2011.

The Gross margin before D&D for 2012 was $26.2 million compared to a $25.9 million gross loss for the year ended December 31, 2011. The increased margin is due to the increased revenue in 2012 resulting from the additional ounces coming from the now producing SSX-Steer mine and the significant improvement in throughput at the Jerritt Canyon processing facility maintained since mid-year. In 2011 Jerritt Canyon experienced low overall production rates due to excessive levels of down time at the milling facility and incurred higher costs of production due to the processing of high cost purchased ore, which made up a significant portion of the ore processed for the first three quarters.

Gold sales:

For the year ended December 31, 2012, the Company realized gold sales of $160.6 million on sales of 100,834 ounces of gold, compared with realized gold sales of $105.1 million on sales of 66,876 ounces of gold in 2011. With the average market gold price of $1,665 per ounce in 2012 being comparable to the $1,623 per ounce experienced in 2011, the increase in sales is directly attributable to the 33,958 additional ounces sold, a 51% increase resulting from the continued ramp up in production and the achievement of steady-state production from June 2012.

Gross margin before D&D:

The Company achieved a gross margin before D&D of $26.2 million for the year, a $52.1 million increase from the $25.9 million gross loss incurred in 2011. The increased margin is attributable to the increased gold sales described above with overall cost of operations were comparable year over year. Additional costs of the increased 2012 production (primarily mining costs) were offset by the decreased cost of processing ore mined at Jerritt Canyon rather than higher cost ore purchased from third parties which comprised almost 50% of the production in 2011.

Impairment of mineral properties:

In the fourth quarter of 2012 an impairment charge of $31.8 million was taken on the Company’s Yukon properties, primarily made up of a $30 million impairment charge on the Ketza River property. The impairment decision was primarily driven by observed impairment indicators including the recent downturn in industry, specifically in relation to exploration and development stage mining projects, which implied that the current carrying value would not be fully recoverable under existing market conditions. As previously described, management continued to work on the Ketza River property throughout 2012 and plans to continue the permitting process in 2013 while continuing to monitor the project for any further impairment indicators as the project progresses.

Depreciation, depletion and amortization:

The Company had $12.0 million in depreciation, depletion and amortization for the year ended December 31, 2012 compared with $6.7 million for the years ended December 31, 2011. The increase is attributable to the increased depreciable asset base resulting from the significant expenditures on property, plant and equipment (“PP&E”) in the fourth quarter of 2011 and the first half of 2012 with the extensive refurbishment program undertaken on the milling facility as well as the delivery of new underground mining equipment to support the ramp up of the SSX-Steer mine. Included is $2.0 million of depletion in 2012 (2011 — nil) arising from the significant additions to mineral properties in 2012.

General and administrative expenses and share-based payments:

During 2012 the Company incurred general and administrative expenses (“G&A”) of $8.4 million, comparable to the $8.2 million incurred in 2011. Included in G&A for the year ended December 31, 2012 is $2.2 million of share based payments compared to $1.8 million in 2011.

G&A excluding share based payments was $6.2 million in 2012, comparable with the $6.4 million incurred in 2011. These expenses are for corporate head office and transactions costs and are primarily comprised of: salary and benefit costs and, professional and consulting fees.

Total share based payments in 2012 were $2.8 million, of which $2.2 million was included in G&A and the remainder included in cost of sales, this compares to total share based payments in 2011 $3.2 million, of which $1.8 million was included in G&A and the remainder in cost of sales. The 2012 share based payments primarily relate to the vesting of 0.8 million stock options which were granted to employees and directors in 2012 with an average strike price of $2.76 and a fair-value of $2.43. Similarly the charge in 2011 relates to the vesting of stock options that were granted in 2009, 2010 and 2011, the majority of the cost pertaining to 0.8 million stock options granted during 2011, primarily to key personnel at an average strike price of $4.60 and a fair-value of $3.88.

Interest and other income

Interest and other income is comprised of:

	2012	2011
Gain on warrants and derivatives	$17,278	$97,203
Loss on derivative gold forwards	(7,920)	(19,524)
Interest income	46	57
Other income	628	137
	$10,032	$77,873

The Company has share purchase warrants issued that are denominated in Canadian dollars. As the Canadian dollar is not the functional currency of the Company, the issued and outstanding warrants are treated as financial instruments (derivative liabilities), and are thus revalued at each reporting period with the change in fair value recorded in net income. For the year ended December 31, 2012 a revaluation gain of $17.3 million was recognized compared to a gain of $97.2 million in 2011. This $79.9 million decrease is the primary driver for the decrease in interest and other income over the year. The gains in each year are the result of declined in the Company’s share price; the gain being larger in 2011 due to there being a larger number of warrants outstanding during the year, many of which expired in early 2012. This decrease in the gain on warrants was offset by an $11.6 million decrease in derivative losses year over year. The derivative losses are primarily attributable to derivative forward gold contracts resulting from the extension of the maturity dates of each, the increased loss in 2012 compared to 2011 was largely due to the increase in the number of gold ounces required to settle the respective contracts.

Finance and transactions costs:

Finance and transactions costs are comprised of:

	2012	2011
Interest on long term borrowings	-	5,784
Interest on convertible debenture	763	-
Accretion of decommissioning and rehabilitation provisions	1,225	1,704
Environmental rehabilitation expense	4,128	2,165
Transaction costs and finance fees	3,284	1,604
Other interest and transaction costs	700	351
	$10,100	$11,608

Finance and transactions costs for the year ended December 31, 2012 were $10.1 million compared to $11.6 million in 2011. The net $1.5 million decrease year over year is the result of interest expense incurred in 2011 but not in 2012 on Senior Secured Notes, which were settled in August of 2011, offset by a $0.8 million in interest incurred on the convertible debentures issued in June, July and October of 2012. As well environmental rehabilitation expense increased in 2012 which arose from the resurfacing of existing rock disposal areas ($2.0 million increase); and a $1.7 million increase in transactions and finance costs arising from the December 2012 public offering as well as the convertible debentures issued during the year.

Foreign exchange (gain) loss:

There was a foreign exchange loss of $1.8 million in 2012, compared with a $1.8 million gain in 2011. This was due to the strengthening of the Canadian dollar relative to the U.S. dollar. The 2012 loss was the result of U.S. denominated assets held in Canadian entities having decreased value due to the strengthening of the Canadian dollar. The 2011 gain was due to the opposite effect happening due to a weakening Canadian offset by Canadian dollar denominated monetary liabilities.

Income taxes:

The Company recorded income tax recovery of $7.9 million in 2012 compared to a recovery of $0.2 million in 2011. The 2012 tax recovery arose from the impairment of Yukon mineral properties with corresponding reduction in deferred income tax liabilities.

The total income tax recovery in 2011 reflected a current recovery of $0.7 million, arising from a reversal in 2011 of prior years’ provisions, which was offset by a 2011 deferred income tax expense of $0.5 million that resulted from increased future income tax liabilities relating to Ketza, primarily the result of the issuance and renunciation of flow-through shares.

As at December 31, 2012 the Company had unrecognized deferred tax assets of $322.0 million (2011 - $266.6 million). These unrecognized deductible temporary differences, unused tax losses, and unused tax credits are predominantly made up of non-capital and net operating loss carry forwards of $167.2 million (2011 - $178.6 million) which expire between 2014 and 2032.

B. Liquidity and capital resources.

LIQUIDITY (fiscal years ended December 31, 2013 and 2012)

Cash and cash equivalents decreased from $9.3 million at December 31, 2012 to $1.2 million at December 31, 2013. As at December 31, 2013 the Company had a working capital deficiency of $ 167.1 million compared to a working capital deficiency of $34.3 million at December 31, 2012. This decrease in working capital is primarily the result of: a 48.9 million increase in accounts payable; the $12.1 million revaluation of the Senior Secured Gold Facility in Q3-13, and the $33.3 million previously long-term portion of the facility becoming current in Q4-13; a previously long-term $17.3 million derivative forward contract liability becoming a current liability in Q1-13, the issuance of a $10 million short term promissory note in Q2-13, in addition to the decrease in cash and working capital activities described below.

Operating:

During the year ended December 31, 2013 the Company recorded a net loss of $66.7 million, which, after adjusting for non-cash items, positive changes in working capital of $24.9 million; and subtracting $4.2 million in cash-settled deferred revenue liabilities, resulted in cash outflows of $3.0 million from operations for the year.

This compares to the year ended December 31, 2012 where the Company incurred a net loss of $20.0 million, which, after subtracting non-cash items, including deductive cash changes in working capital of $14.0 million, resulted in cash outflows of $22.3 million, which after adding net deferred revenue proceeds of $9.1 million resulted in operating cash outflows of $13.2 million.

Changes in non-cash working capital in 2013 have resulted in a $24.9 million cash inflow compared to $14.0 million outflow in 2012. The inflows in 2013 resulted from an increase in operating accounts payable of $31.1 million, a $1.6 outflow resulting from the decrease in accounts receivable; and after adjusting for non-cash items and gold delivered to settle the Senior Secured Gold Facility a $7.8 million cash outflow from the change in inventory.

Changes in non-cash working capital in 2012 resulted in a $14.0 million cash outflow resulting from a decrease in operating accounts payable of $6.8 million; after adjusting for non-cash items an increase in inventory of $6.6 million; and, a $0.6 increase in accounts receivable.

Investing:

Capital expenditures

	Year ended December 31,
	2013			2012
(in thousands)	Property, plant and equipment	Mineral properties	Total	Property, plant and equipment	Mineral properties	Total
Jerritt Canyon - Mill and equipment expenditures	$8,901	$-	$8,901	$23,108	$-	$23,108
Jerritt Canyon - Exploration expenditures & underground mine development	-	12,813	12,813	-	7,166	7,166
Ketza River - Property, plant and equipment expenditures	-	-	-	248	-	248
Ketza River - Exploration/development expenditures	-	2,186	2,186	-	5,509	5,509
Corporate - property plant and equipment expenditures	14	-	14	69	(27)	42
	$8,915	$14,999	$23,914	$23,425	$12,648	$36,073

Significant property, plant and equipment capital expenditures in 2013 include the following:

•	Mobile and mining equipment ($4.5 million)

•	Mill facilities and equipment ($3.8 million)

•	Various mine related equipment ($0.6 million)

Significant property, plant and equipment capital expenditures in 2012 include the following:

•	Environmental and new tailings facility infrastructure ($10.7 million)

•	Mobile equipment ($5.4 million);

•	Ore dryer and bag house ($2.8 million); and,

•	Installation of a digital control system ($1.2 million);

•	Various mill related equipment ($1.5 million)

Nevada mineral property expenditures during 2013 included the approximate amounts: SSX development including, the new Saval portal, ($4.5 million); Smith mine development ($1.5 million); Starvation canyon mine development, ($3.5 million); and, Jerritt Canyon exploration expenditures ($3.5 million).

Nevada mineral property expenditures during 2012 include payments for exploration and evaluation programs at Burns Basin, Starvation Canyon, Pie Creek, and West Mahala; as well as the construction of underground infrastructure and mine development at the Smith and SSX/Steer mines.

Exploration at Ketza River remained consistent as the Company continued focused on evaluating available data for the preparation of responses regarding the YESAB proposal.

Financing:

On December 2, 2013, the Company closed a public offering of 8,488,780 Units at a price of C$0.405 per Unit and 6,515,628 Flow-Through Units at a price of C$0.43 per Unit for gross proceeds of $5.9 million. Each Unit and Flow-Through Unit was comprised of one common share of the Company and one half of one common share purchase warrant. Each whole Unit and whole Flow-Through Unit Warrant has an exercise price of C$0.50 and entitles the holder thereof to acquire one common share of the Company until December 2, 2016. Of the gross proceeds $4.6 million was attributed to common shares and recorded in equity; $1.1 million was attributed to the warrants and recorded in warrant liability; and, $0.2 million was attributed to a flow-through share premium liability. The Company paid agents fees equivalent to 6% ($0.5 million) of the public offering. The agents’ fees were satisfied with $0.4 million in cash, and 300,088 common shares of the Company. The shares had a value of $0.1 million. 81% of the agents fees were recorded in equity and 19% were recorded in transaction costs and finance fees.

On September 18, 2013, the Company closed a private placement for gross proceeds of $7.6 million, from the issuance of an aggregate of 15,000,000 units at price of C$0.52 per unit. Each unit consisted of one common share and one half of one share purchase warrant exercisable to purchase one additional common share at a price of C$0.60 per share until September 18, 2016. Of the gross proceeds $6.0 million was attributed to common shares and recorded in equity, and $1.6 million was attributed to the warrants and recorded in warrant liability. The Company paid agents fees equivalent to 5% ($0.4 million) of the private placement. The agent’s fees were satisfied with $0.2 million in cash, and 375,000 units under the same terms as the private placement. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees. The Company also issued agents 675,000 broker compensation warrants with a fair value of $0.1 million. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees. Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.65 per share until September 18, 2016.

On August 16, 2013, the Company closed a public offering of 9,349,362 Units at a price of C$0.52 per Unit and 6,393,310 Flow-Through Units at a price of C$0.55 per Unit for gross proceeds of $8.1 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each Unit Warrant has an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Each whole Flow-Through Unit warrant has an exercise price of C$0.65 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Of the gross proceeds $6.1 million was attributed to common shares and recorded in equity, and $1.8 million was attributed to the warrants and recorded in warrant liability, and $0.2 million was attributed to a flow-through share premium liability. The Company paid agents fees equivalent to 7% ($0.9 million) of the public offering. The agents’ fees were satisfied with $0.6 million in cash, and 314,853 common shares of the Company. The shares had a value of $0.2 million. 78% of the agents fees were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 6). The Company also issued agents 708,420 broker compensation warrants with a fair value of $0.1 million. 78% of the broker compensation warrants were recorded in equity and 22% were recorded in transaction costs and finance fees. Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.60 per share until August 16, 2015.

In April 2013 the Company closed a financing in the form of an eight-month senior unsecured promissory note (the “Note”) with a principal sum of $10.0 million. In connection with the Note, the Company issued 3.4 million common share purchase warrants with an exercise price of US$1.80 per warrant, which have a 5 year life. The Note bears interest at a rate of 9% per annum, payable monthly and will mature eight months from the April 12, 2013 closing date.

Also included in financing is $16.9 million in cash outflows representing cash payments made to Deutsche Bank on the Senior Secured Gold Facility, these payments were made via four $4.23 million monthly cash payments made in lieu of delivering 4,980 ounces of gold. These net-cash settlements were made in July, August, October and November of 2013. The accounting treatment for the Senior Secured Gold Facility changed in Q3-2013 upon the Company’s election to cash-settle the July and August obligations under the facility. The Company made neither the 4,980 ounce delivery of gold, nor the $4.23 million net-cash payment to Deutsche Bank as scheduled for December, 2013, further the Company has neglected to make any further scheduled payment under the Senior Secured Gold Facility since December 31, 2013. On January 28, 2014 the Company received a notice of default from Deutsche Bank in respect of failure to make the scheduled December 31, 2013 payment. The Company is in continued discussions with Deutsche Bank, the outlook and status regarding the intended restructuring of this and other liabilities of the Company are discussed further in the Liquidity and Outlook sections below.

During the first half of 2012 the Company raised $5.0 million through a forward sales agreement entered into on January 2012. As well, $9.9 million of the $20 million prepayment received in February, 2012 for the Second Gold Forward Agreement with Deutsche Bank was attributed to the warrants that were issued. In May, 2012 $9.1 million was raised through the private placement of 39.1 million units consisting of one common share and one share purchase warrant, and in June 2012 raised an additional $5.96 million from the issuance of convertible debentures.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the preparation of annual budgets to identify funding requirements early on, if any, and daily forecasting of its cash flows from operations to anticipate investing and financing activities as well as pending treasury requirements.

The Company had losses from operations of $45.1 million and $26.1 million for the years ended December 31, 2013 and 2012, respectively; and, $3.0 million and $13.2 million of cash outflows from operations for 2013 and 2012, respectively. At December 31, 2013 the Company had a working capital deficiency of $167.1 million (December 31, 2012 – $34.3 million) and an accumulated deficit of $445.6 million (December 31, 2012 – $379.0 million). The Company is currently in default on the Deutsche Bank Senior Secured Gold Facility due to a failure to deliver the required 4,980 ounces at the end of December (or the cash payment equivalent) and is in regular communications with Deutsche Bank to come to a resolution. Under the terms of the Gold Facility the default cannot be cured, however both parties are actively working to a resolution to ensure the continuation of the Company’s operations for the benefit of the shareholders.

Throughout the year senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The unexpected shutdown in December and January have significantly increased the need for the Company to continue pursuing additional financing to meet the ongoing operational and capital requirements to ensure continuity of operations. The operations have undergone significant upgrades in 2012 and 2013 which have had a significant impact on the mills output capacity and also resulted in the ramp up of the SSX-Steer mine and the opening of a third mine in Q2-2013, Starvation Canyon, adding a significant level of production to the operation. The Company also obtained several toll milling contracts in 2013, adding incremental cash flows to offset the costs of existing operations. Through these investments the profitability and stability of the operations has significantly improved, however additional financing has been required to support this growth and assist in the servicing of the Senior Secured Gold Facility. As a result of the December shutdown and the shutdown the Company is undertaking in March of 2014 while awaiting the Air Permit for Jerritt Canyon, additional financing is required as well as significant negotiations with current lenders are being undertaken.

There can be no assurance that the Company will succeed in these negotiations or possibly experience further interruptions or delays in operations. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to curtail operations activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at December 31, 2013:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	$84,373	$-	$-	$-	$84,373
Finance lease obligations	1,043	2,617	1,945	340	5,945
Convertible debt	10,000	-	6,511	7,813	24,324
Forward contracts	24,086	-	-	-	24,086
Senior secured debt facility	16,932	38,097	34,417	-	89,446
At December 31, 2013	136,434	40,714	42,873	8,153	228,174

Liquidity risk (ability to raise capital)

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings.

The Company was able to obtain funds financing in 2013 and 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement during 2013. Debt financing in 2013 was done by way of issuing the $10 million Note. 2013 experienced downward pressures on market metal prices, with significant declines in precious metal prices. The fall in the gold price resulted in the exodus of capital in gold equities, and as with most gold-mining companies directly impacted the Company’s market capitalization thus increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies. The Company’s default status with certain creditors, as discussed in previous sections, increased the risk relating to the ability to raise capital.

CAPITAL RESOURCES:

The Company had a cash balance of $1.2 million as of December 31, 2013. The Company has a total of $56.4 million of cash classified as restricted at December 31, 2013 (December 31, 2012 - $51.3 million), primarily related to cash restricted under the existing bonding requirements for the future reclamation at the Jerritt Canyon property.

The Company invested the funds from the December 2013 public offering to assist with payments to the Senior Secured Gold Facility, to upgrade and refurbish the dry mill equipment at its Jerritt Canyon mill operations, and to fund general working capital. The Company invested the funds from the August 2013 public offering and September 2013 private placement into the refurbishment of its Jerritt Canyon mill operations; continued development of the underground mine facilities at the existing mines as well as at the Saval 4 Gold Mine; to fund bonding required for future reclamation obligations; to ensure that debt payments are met; and for general working capital purposes. Proceeds from the Flow-Through Units will be used for the funding of exploration activities at the Company’s Ketza River property in the Yukon.

The Company invested the funds from the December 2012 public offering primarily into the development of the Starvation Canyon mine but also for funding required bonding obligations and general working capital purposes. The Company further funded the commencement of development on Saval 4 and completed the development of Starvation Canyon with $8 million drawn from the performance reserve funds relating to the August 2011 Forward Gold Purchase Agreement in February 2013; along with $10 million in proceeds obtained from an eight-month senior unsecured promissory note received in April, 2013, described in detail below in the Commitments section of the MD&A. With development work completed, and the full ramp up of the mine’s operations, it is expected that sufficient funds will be generated to support the ongoing sustaining capital requirements.

Throughout 2013 the Company pursued opportunities to restructure the existing debt commitments, primarily focusing on increasing the duration of the existing facilities, either by extending the terms in cooperation with the current holders or through the buyout of the debt under new terms, enabling it to invest further funds into existing operations or pursue further improvements to the capital structure. Due to the events of December and the resulting shutdown, the Company defaulted on the Senior Secured Debt Facility which has further accelerated the need for a complete refinancing of the capital structure, including a Company led buyout of the loan currently in default. To that end the Board of Directors of the Company has appointed a Special Committee, comprised of two independent and one non-independent Director, to review the current options and work with the appointed advisor, Raymond James, to develop and explore other alternatives.

Should the Company be able to extend the terms of the facility or otherwise refinance on longer terms, and possibly negotiate better terms with the subordinated debt holders, this will significantly improve the monthly free cash flow available to sustain the existing operations. The Company believes it can successfully complete this restructuring over the coming quarters and make significant progress in 2014.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term. On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Second Agreement”). Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold. As previously discussed, on January 28, 2014, the Company received a notice of default from Deutsche Bank, with respect to payment defaults under the forward gold purchase Agreements. The Notice of Default relates to the failure to make the monthly December gold delivery, or pay the cash equivalent of the gold delivery shortfall, for December, 2013, under each of the Agreements. As of the date of this Annual Report on Form 20-F neither the scheduled December delivery, nor any other delivery since has been made and the Company continues to be in default on each of the Agreements.

On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold. In December 2012 the Company and the counterparty agreed that the greater of $17.3 million in cash, or the gold delivery required (approximately 10 thousand ounces) to settle the contract, would occur in January 2014. As at the date hereof no settlement of this contract has occurred and the Company continues to be in discussions with the counterparty to renegotiate settlement terms and timing.

On January 12, 2012, the Company entered into a forward sales contract with a related party which requires delivery of 3,665 ounces of gold by June 12, 2012 or cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. During the second quarter of 2013, the Company and the counterparty agreed to extend settlement of the contract to June 30, 2013. Under the terms of the extension, the counterparty received the option to receive an amount of $6.6 million, or alternatively the right to receive 3,839 troy ounces of refined gold. No settlement was made on either June 30, 2013, or since. As part of the ongoing extension and renegotiation discussions since June 30, 2013, the Company made a payment of $0.5 million to the counterparty in September, 2013, this payment being almost entirely accrued interest. As at December 31, 2013 the contract had not been settled, the Company was, and continues to be in ongoing negotiations with the counterparty to further extend the settlement date. The amount of the liability due as of December 31, 2013 was $6.8 million, and continues to accrue interest on the outstanding balance at a rate of 10% per annum.

The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the “Debentures”). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the “Maturity Date”), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the “Shares”) at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share.

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and will mature on October 12, 2014. In connection with the Note, the Company issued to the counterparty (the “Lender”) 3.4 million five-year common share purchase warrants with an exercise price of $1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”) and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the Closing Date. The Note provides that from and after the maturity date or at the election of the Lender an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, the Company issued to the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of April 12, 2018. The Company used the proceeds of the Note to complete development of the Starvation Canyon Mine, which commenced production on April 6, 2013. As of December 31, 2013 the US $10 million principal, and accrued interest of $0.05 million, had not been paid and remained outstanding. Subsequent to December 31, 2013 the Company entered into an agreement with the Lender to extend the maturity date of the Note to January 12, 2014, and to amend the exercise price of the related warrants from US$1.80 to US$0.50. The amendment to the exercise price of the warrants became effective as of February 14, 2014. The principal amount was not settled on the extended January 12, 2014 maturity date, this resulted in the Company incurring interest on the outstanding balance at a rate of 21% per annum, payable monthly.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the convertible debentures (the “Embedded Derivative”).

The Company’s cash and cash equivalents are held in Canadian and U.S. dollars.

OUTLOOK:

Despite the interruption to operations in December of 2013 the Company was able to produce and sell approximately 140,000 ounces, less than targeted earlier in the year however in line with adjusted year-end expectations. The Company believes it can sustain a production level of between approximately 160,000 to 170,000 ounces from its three existing underground mines (including Starvation Canyon mine which was completed in April of 2013) with potential increases coming from a fourth mine, Saval 4. The Saval 4 lies in close proximity to the SSX-Steer mine and will ultimately produce between 200-300 TPD of additional ore with comparable grades to the other mines. Some additional capital will be required to complete and equip this mine; the final amounts are still being assessed due to the ability to use existing resources, but will likely be between $4 million to $6 million in development and machinery over the next several quarters as production increases.

To supplement the ores from the property, the Company has a toll milling agreement with Newmont USA Ltd. to process up to 45,000 tons per month which extends to December 31, 2014, adding additional incremental revenues and cash flows to the Jerritt Canyon operation. The Company also has other agreements in place, including the Klondex toll milling agreement for their non-refractory ore.

As previously noted the Company has substantially completed all items under the Consent Decree, including the addition of air emissions control equipment for mercury. Stack testing will continue on a quarterly basis for the roaster stacks until the Consent Decree is extinguished. The roasters continue to pass the testing requirements as well as all other points of emissions at the facility including the ore dryer and the refinery furnace. The Company has entered into a second modified Consent Decree with the NDEP to revise the timelines and also clearly define the ongoing requirements. Testing of treatment methods for RDA seepage (the remaining CD item) began in the first quarter of 2013 and continues with indications of success but will require several seasons to determine the most effective solution and also determine what potential bonding would be needed to secure the completion of that work. In the interim, as part of modifying the Consent Decree in December, the Company has agreed to place $10 million of bonding by May 31, 2014 related to the ongoing work around the RDA water treatment until a solution has been agreed upon in lieu of possible penalties (totaling $10.6 million) that were assessed under the Consent Decree. These penalties could still payable in the event the Company is unable to secure the bonding required hence the Company has recorded a provision for this amount. The Company is confident in its ability to place the bonding and believes the ultimate solution will require significantly less surety than this which would allow the Company to recover a portion of these funds in the future.

As noted previously the Company is currently developing plans for the 2014 surface exploration budget, identifying priority targets so that these can be matched to funding availability based on overall expected return for each area. There is significant confidence in the long term exploration potential of Jerritt Canyon, including additional drilling in the north end beyond the historical drill depths capped at 200 meters and also in the significantly underexplored south end of the property. The near term focus is on developing out from Zone 1 of the SSX-Steer mine, targeting resources in the Mahala basin that were identified during the 2011 drill program. The development drift will be established in the fourth quarter of 2013 and the first quarter of 2014, with underground drilling occurring at the same time. It is expected that this will increase the required confidence needed in the geostatistics to allow for approximately 300,000 ounces to be converted from inferred resource into reserves.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

LIQUIDITY (fiscal years ended December 31, 2012 and 2011)

During 2012 cash and cash equivalents increased from $2.3 million to $9.3 million. At December 31, 2012 the Company had a working capital deficiency of $34.3 million compared to a working capital deficiency of $52.7 million at December 31, 2011 as a result of the activities described below.

Operating:

During 2012 the Company recorded a net loss of $20.0 million, which, after subtracting non-cash items, including changes in working capital of $14.0 million, and adding net deferred revenue proceeds of $9.1 million, resulted in cash outflows of $13.2 million for the year. This cash outflow is comprised primarily of a gross margin of $26.2 million, less deferred revenue recognition net of deferred revenue proceeds of $14.9 million, changes in working capital of $14 million, less general and administrative costs of $8.4 million and, environmental related expenses of $4.1 million.

During 2011 the Company recorded net income of $26.4 million, which, after subtracting interest paid and non-cash items, including changes in working capital, of $13.0 million, and adding net deferred revenue proceeds of $114.0 million, resulted in cash inflows of $61.6 million for the year. This cash inflow is comprised primarily of net deferred revenue proceeds of $114.0 million, gross losses of $25.9 million, general and administrative costs $8.2 million, environmental related expense $2.2 million and exploration expenditures of $1 million.

Changes in non-cash working capital resulted in a $14.0 million cash outflow compared to $13.0 million outflow in the comparable period in 2011. The outflows in 2012 were from a reduction in accounts payable of $6.8 million a $0.6 million increase in accounts receivable, and an increase in inventory of $6.6 million.

The outflows in 2011 were from a reduction in accounts payable of $16.7 million and a $3.0 million increase in accounts receivable (primarily due to the Deutsche Bank settlement on the December delivery), offset by an inflow from the decrease in inventory of $6.7 million.

Investing:

Capital expenditures

	2012			2011
(in thousands)	Property, plant and equipment	Mineral properties	Total	Property, plant and equipment	Mineral properties	Total
Jerritt Canyon - Mill and equipment expenditures	$23,108	$-	$23,108	$48,667	$-	$48,667
Jerritt Canyon - Exploration expenditures & underground mine development	-	7,166	7,166	-	11,424	11,424
Ketza River - Property, plant and equipment expenditures	248	-	248	1,616	-	1,616
Ketza River - Exploration/development expenditures	-	5,509	5,509	-	5,094	5,094
Corporate - property plant and equipment expenditures	69	(27)	42	64	47	111
	$23,425	$12,648	$36,073	$50,347	$16,565	$66,912

Cash disbursements on property, plant and equipment and mineral properties were $36.1 million in 2012 compared to $66.9 million in the previous year.

Significant property, plant and equipment capital expenditures during 2012 included:

•	Fabric and earthworks to complete the new tailings facility ($8.9 million);

•	Payments on mobile and underground mining equipment ($5.4 million), including a long-hole drill, two underground jumbo drills, a bolter, five trucks, and a loader.

•	Complete the installation of a new ore dryer, bag house, and scrubber along with a new fine crushing circuit ($4.9 million);

•	Installation of a digital control system, replacing the existing pneumatic one, purchase of a new refinery furnace and construction of a waste water treatment facility ($1.7million);

Nevada mineral property expenditures during 2012 included SSX development including the new Saval portal ($1.7 million); Smith mine development ($3.5 million); Starvation canyon mine development, including portal construction ($1.7 million); and Jerritt Canyon exploration expenditures ($0.1 million).

Significant property, plant and equipment capital expenditures during 2011 include payments on:

•	SSX mining equipment ($10.2 million);

•	Completion of digital control system for mill operations, new ore dryer circuit, and refinery upgrades including electro winning equipment ($12.7 million);

•	Commencement of tailings facility and evaporation system work ($20.5 million);

Nevada mineral property expenditures during 2011 include payments for exploration and evaluation programs at Burns Basin, Starvation Canyon, Pie Creek, and West Mahala ($8.3 million); as well as the construction of underground infrastructure and mine development at the Smith and SSX/Steer mines ($3.0 million).

Exploration at Ketza River remained consistent as the Company continued focused on evaluating available data for the preparation of the YESAB proposal.

Financing:

During 2012, the Company raised $5.0 million through a forward sales contract entered into with a related party in January 2012. In February of 2012, the Company raised an additional $20 million from Deutsche Bank under a similar prepaid Gold Purchase Agreement as completed in August of 2011. Warrants were issued as part of this transaction, with $9.9 million of the $20 million attributable to the value of the warrants that were issued and treated as financing proceeds. In May, 2012 $9.1 million was raised through the private placement of 3.9 million units consisting of one common share and one share purchase warrant. In June, July and October 2012 the Company issued convertible debentures for total proceeds of $11.5 million. In December, 2012 net proceeds of $14.4 million was raised through the public offering of units of the Company, each unit being comprised of one common share and one-half share purchase warrant.

During the first quarter of 2011, the Company raised $7.2 million of financing through the issuance of flow-through shares and a further $5.0 million through a forward sales contract entered into in January 2011. The forward contract matured on June 30, 2011 and was settled through a combination of cash ($5.4 million) derived from the sale of 3,465 ounces on behalf of the lender and the transfer of an additional 1,000 ounces to the account of the lender to satisfy the terms of the contract.

On May 24, 2011, the Company raised C$14.7 million of financing through the private placement of 33.5 million C$0.43 units with Deutsche Bank, each unit consisting of one common share and a common share purchase warrant with an exercise price C$0.55. As well, an additional C$44.9 million was raised through the sale of warrants from the Company’s major shareholder to a group of institutional investors, including Deutsche Bank, under the condition the warrants were to be immediately exercised. A further C$12.5 million was raised from 59.1 million warrants that were exercised during a 30 day period wherein the warrants could be exercised for an 18% discount to their original strike price.

In August 2011 the Senior Secured Notes entered into in August 2010 (the “Notes”, further detail below), including the embedded gold derivative, were settled in entirety. Total cash repayments on the Notes in 2011 totaled $41.7 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The significant investment and experienced downtime relating to the Jerritt Canyon operations refurbishment and operating issues since restarting increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements to ensure continuity of operations. The operations having undergone significant upgrades in the first half of 2012 had a significant impact on the mills output capacity and returned the Company to positive operating cash flows in the third and fourth quarter of 2012. However there can be no assurance that the Company will be able to obtain additional financial resources, or achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at December 31, 2012:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	$37,373	$-	$-	$-	$37,373
Finance lease obligations	674	1,732	2,229	1,322	5,957
Operating lease obligations	56	169	215	143	583
Decommissioning and
rehabilitation provisions	-	408	1,309	63,253	64,970
Total	38,103	2,309	3,753	64,718	108,883

Liquidity risk (ability to raise capital)

The availability of capital is dependent on both macroeconomic factors and the Company's track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings, especially towards the latter part of 2012.

The Company was able to obtain funds financing in 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement in the year. Debt financing was done by way of issuing convertible debentures. In the latter half of 2012 the market for smaller gold companies experienced an exodus of capital and this has directly impacted the Company's market capitalization, increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

CAPITAL RESOURCES:

The Company had a cash balance of $9.3 million as of December 31, 2012 and a negative working capital balance of $34.3 million. The Company had a $51.3 million restricted cash balance as of December 31, 2012, primarily related to cash restricted for future reclamation at the Jerritt Canyon property.

The Company continues to generate positive cash flows from operations and has been investing the funds from the recently completed public offering into developing the third underground mine, Starvation Canyon mine. The Company expects to be able to fund the completion of that mine with the proceeds received as well as through the distribution of $8 million of funds held from the Gold Forward Facility closed in August of 2011. These funds were received by the Company in February of 2013. Once the development work is completed and the mine is in operations, the operations should generate sufficient funds to support the ongoing capital expenditures and the Company will be free cash flow positive.

The Company is exploring opportunities to reduce the existing debt commitments by extending out the existing terms of the Gold Forward Facilities, enabling it to invest further funds into existing operations or pursue changes to its capital structure. Should these negotiations prove successful the monthly cash flow from the Jerritt Canyon operations will increase by up to $2 million, lowering the breakeven point for the operations and increasing cash available to support investment in the operations.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term.

On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Third Agreement”). Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold.

On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold. In December 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in January 2014, and that approximately 3,819 additional ounces would be delivered at that time.

On January 12, 2012, the Company entered into a forward sales contract with a related party which requires delivery of 3,665 ounces of gold by June 12, 2012 or cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. As at December 31, 2012 the contract had not been settled and the Company is in negotiations with the counterparty to further extend the settlement date.

The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the “Debentures”). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the “Maturity Date”), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the “Shares”) at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share.

C. Research and development, patents and licenses, etc.

None.

D. Trend Information.

The Company is directly affected by trends in the metal industry. The Company’s principal assets are its gold producing property in Nevada and an exploration property in the Yukon. The global economic and credit crisis has affected all industries, including mining, and has resulted in additional pressure on the ability and costs of obtaining project capital financing. Global metal prices, driven by rising global demand, climbed dramatically and approached historic highs over the past several years but are volatile and subject to periodic corrections as happened in 2013. The effect of high metal prices had a significant positive impact on the ability to raise equity capital, which has resulted in increases in global exploration projects and in turn has caused the procurement of exploration services and skilled employees to be increasingly difficult. In recent months however, decreased global metal prices and especially decreases in the gold price, have reduced market appetite for equity issues and access to capital is more difficult than in recent years.

Overall market prices for securities in the mineral resources sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Refer to “Item 3.D. Key Information - Risk factors” for further information on uncertainty or items affecting the business or nature of business of the Company.

E. Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements as of December 31, 2013.

F. Tabular disclosure of contractual obligations.

See “Item 5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – LIQUIDITY (fiscal years ended December 31, 2013 and 2012) – Liquidity risk” for the Company’s tabular disclosure of contractual obligations as of December 31, 2013.

G. Safe harbor.

See “Cautionary Note Regarding Forward-Looking Information.”

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name of Director/Executive Officer, Province or State and Country of Residence	Principal Occupation during the past five years	Current Position and Date of Appointment

Jean-Edgar de Trentinian Switzerland	President and CEO of Orifer SA.	Director since August 1, 2009.

Graham Dickson(5) British Columbia, Canada	President of Celec Inc. since June 1993; President and CEO of NouHgt Technologies.	COO since June 18, 2013 and Sr. VP of Acquisitions and Corporate Development since June 27, 2011; Director since April 17, 1997.

Barry A. Goodfield(3)(5) Arizona, USA	Founding Director of The Goodfield Institute LLC since June 1974; President, The Goodfield Foundation NGO registered in The Hague.	Director since July 6, 2012.

Shaun Heinrichs British Columbia, Canada	CFO since November 2008, Controller from January 2008 to November 2008.	CFO since November 21, 2008.

Joanne C. Jobin Ontario, Canada	Vice President, Investor Relations since 2013; 2011 to 2013: Vice President, Investor Relations of Excellon Resources Inc.; 2009 to 2011: Principal, Investor Relations Services Inc. (IR.INC)	Vice President, Investor Relations since April 30, 2013

Todd Johnson Washington, USA	Vice President of the Company since April 2010; Consultant for Veris from January 2008 to March 2010.	Vice President of Exploration since April 1, 2010.

Francois Marland(2)(5) Switzerland	Businessman and Executive; formerly a Lawyer and a Writer.	President and CEO since October 1, 2013; Director since July 2, 2010.

Cameron Paterson(7) British Columbia, Canada	Vice President of the Company since July 2012; Corporate Controller of the Company from June 2011 to June 2012; Auditor at Deloitte LLP from 2003 to 2011.	Vice-President Finance since July 6, 2012.

Gerald B. Ruth(1) (2) (3) (4) (5) (6) Ontario, Canada	CEO of Gersan Capital Corp. and a Director of Monument Mining Limited.	Chairman since October 1, 2013; Director since May 13, 2010.

Jay W. Schnyder(1) (2) Switzerland	A member of the management committee (Head of Refining) of MKS Finance SA.	Director since May 13, 2010.

Graham Scott British Columbia, Canada	Lawyer; Principal, Vector Corporate Finance Lawyers since July 2001.	Secretary since May 19, 2005.

Name of Director/Executive Officer, Province or State and Country of Residence	Principal Occupation during the past five years	Current Position and Date of Appointment

Simon Solomonidis(1)(2)(3)(4) Switzerland	Independent Consultant since 2008.	Director since August 1, 2009.
1.	Member of the Audit Committee
2.	Member of the Compensation Committee
3.	Member of the Corporate Governance Committee
4.	Member of the Disclosure Committee (Corporate Disclosure Policy)
5.	Member of the Special Committee
6.	Member of the Audit Sub-Committee (Financial Disclosure)
7.	Mr. Paterson resigned as the Company’s Vice President of Finance effective as of April 25, 2014.

The directors are elected at the annual general meeting for a period of one year. The Company’s next Annual General Meeting is scheduled to be held on June 26, 2014 and it is anticipated that all of the above directors will be nominated for re-election. Officers of the Company are appointed by the Board of Directors.

B. Compensation.

Compensation for the Company’s executive officers for the fiscal year ended December 31, 2013 is as follows (in Canadian dollars):

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Shares or Units subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Francois Marland, President and CEO(1)	$87,500	-	-	-	-	-	$231,334
Graham Dickson, COO	$225,000	-	-	-	-	-	-
Shaun Heinrichs, CFO	$357,917	-	-	-	-	-	-
Todd Johnson, Vice President of Exploration	$210,130	-	-	-	-	-	-
Cameron Paterson, Vice President of Finance	$200,000	-	-	-	-	-	-
Joanne Jobin, Vice President of Investor Relations	$138,750	-	-	-	-	-	-

(1) Mr. Marland was appointed as the Company’s President and Chief Executive Officer on October 1, 2013. The dollar amount reflected under the column “All Other Compensation” represents compensation that Mr. Marland received as the Chairman of the Board of Directors of the Company during the fiscal year ended December 31, 2013.

Option grants to the Company’s executive officers during the fiscal year ended December 31, 2013 is as follows (in Canadian dollars):

Name	Common Shares Underlying Options	Exercise Price ($/Security)	Expiration Date
Joanne Jobin	150,000	$1.43	April 25, 2018

The Company’s Chairman of the Board of Directors is paid an annual retainer of Cdn$160,000; and, the Company’s Audit Committee Chairman is paid an annual retainer of Cdn$20,000. Each of the Company’s directors is paid Cdn$1,500 for each meeting of directors attended, with the Chairman of a meeting receiving Cdn$2,000 per meeting. None of the Company’s directors were granted stock options for the fiscal year ended December 31, 2013 and no stock options were exercised during the Company’s most recently completed fiscal year.

The Company does not have any long-term incentive, retirement, pension plan or other arrangement for non-cash compensation to its directors, except incentive stock options.

Stock Option Plan

The only equity compensation plan which the Company has in place is an evergreen Incentive Stock Option Plan (the “Plan”) which was approved by the Company’s shareholders on June 18, 2013. The Plan has been established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Company’s directors and provides that options will be issued to its directors, officers, employees and consultants. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the Company’s total number of issued and outstanding common shares.

C. Board practices.

The Company’s directors are elected at the annual general meeting for a period of one year.

None of the Company’s directors have any service contracts for serving as directors.

The Company has an Audit Committee, which recommends to the full Board of Directors the engagement of the independent auditors and reviews with the independent auditors the scope and results of the Company’s audits, its internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the Company’s well-being and management’s recommendations regarding share issues. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. At all times, at least one (1) audit committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The Board of Directors has adopted a charter for the Audit Committee which sets out the responsibilities of the committee and provides guidance to committee members as to their duties. The Company’s Audit Committee currently consists of three (3) members: Jay Schnyder, Gerald Ruth (Chair) and Simon Solomonidis.

In addition, the Company has a Compensation Committee. The Compensation Committee reviews compensation practices and management succession and approves the remuneration of the Company’s senior executives, including the Chief Executive Officer. The Compensation Committee reviews matters such as compensation philosophy and remuneration policy, Board of Directors retainer fees, performance objectives, evaluation of the performance of the Chief Executive Officer, proposed stock option or share purchase plans, and bonuses. The Compensation Committee also monitors the integrity of management through periodic meetings with the Chief Executive Officer. The members of the Compensation Committee are Messrs. Gerald Ruth, Francois Marland, Jay Schnyder and Simon Solomonidis.

See “Item 6.A. Directors, Senior Management and Employees – Directors and senior management.”

D. Employees.

As of December 31, 2013, the Company had 404 full time employees, including 381 located in Nevada, 12 located in the Yukon, 10 located in British Columbia and one located in Ontario.

During the year ended December 31, 2013, the number of the Company’s employees located in Nevada increased from 360 employees to over 430 employees by mid-year, and then decreased to 381 employees by year-end (representing a net increase of 6%). Such increase was attributable to increased operations (e.g., addition of Starvation Canyon mine) offset by decreases from cost-cutting initiatives. The Company currently has 319 employees located in Nevada, representing a 16% decrease since December 31, 2013 due to continued cost-cutting initiatives.

E. Share ownership.

As of April 23, 2014, the Company had 154,378,365 common shares outstanding. The following table sets forth the common shares of the Company held outright by the Company’s directors and executive officers, as of April 23, 2014. The following table does not reflect beneficial ownership of any common shares of the Company that may be acquired pursuant to the exercise of stock options or warrants.

Name	Number of Common Shares Held Outright(1)		Percent of Common Shares Outstanding
Jean-Edgar de Trentinian	19,043,050	(2)	12.3%
Graham Dickson	382,700	(3)	*
Barry A. Goodfield	Nil		—
Shaun Heinrichs	174,645	(4)	*
Joanne C. Jobin	Nil		—
Todd Johnson	Nil		—
Francois Marland	9,853,000		6.4%
Cameron Paterson	Nil		—
Gerald B. Ruth	Nil		—
Jay W. Schnyder	Nil		—
Graham Scott	3,700		*
Simon Solomonidis	Nil		—

* Represents less than 1%.

(1) Excludes common shares of the Company issuable upon the exercise of stock options.

(2) Includes 18,953,050 common shares registered in the name of Orifer S.A., a private company controlled by Mr. de Trentinian.

(3) Includes 82,000 common shares registered in the name of Celec Inc. Mr. Dickson also beneficially owns (i) warrants exercisable for 3,270 common shares that have an exercise price of Cdn$4.00 per share and expire on May 23, 2015 and (ii) warrants exercisable for 4,500 common shares that have an exercise price of Cdn$0.60 per share and expire on August 16, 2016.

(4) Mr. Heinrichs also beneficially owns (i) warrants exercisable for 43,500 common shares that have an exercise price of Cdn$4.00 per share and expire on May 23, 2015, (ii) warrants exercisable for 5,000 common shares that have an exercise price of Cdn$2.35 per share and expire on December 18, 2016 and (iii) warrants exercisable for 9,785 common shares that have an exercise price of Cdn$0.50 per share and expire on December 2, 2016.

The following table sets forth the stock options that have been granted to directors and executive officers of the Company and that were outstanding as of April 11, 2014 (dollar amounts are reflected in Canadian dollars). Such stock options are exercisable for common shares of the Company.

Name of Optionee	Position of Optionee (Director/Officer)	Date of Grant	No. of Shares	Exercise Price	Expiry Date
JE de Trentinian	Director	July 26,2009	100,000	$1.50	July 26, 2014
Graham Dickson	Director and Officer	July 26,2009	400,000	$1.50	July 26, 2014
Simon Solomonidis	Director	July 26,2009	50,000	$1.50	July 26, 2014

Name of Optionee	Position of Optionee (Director/Officer)	Date of Grant	No. of Shares	Exercise Price	Expiry Date
Graham Scott	Officer	July 26,2009	50,000	$1.50	July 26, 2014
Shaun Heinrichs	Officer	July 26,2009	150,000	$1.50	July 26, 2014
Todd Johnson	Officer	July 26, 2009	22,500	$1.50	July 26, 2014
Graham Dickson	Director and Officer	March 23, 2010	800,000	$3.20	March 23, 2015
Todd Johnson	Officer	March 23, 2010	77,500	$3.20	March 23,2015
Francois Marland	Director and Officer	July 12, 2010	900,000	$3.20	July 12, 2015
Jay Schnyder	Director	July 15, 2010	100,000	$2.60	July 15, 2015
Gerald Ruth	Director	July 15, 2010	100,000	$2.60	July 15, 2015
Simon Solomonidis	Director	July 15, 2010	50,000	$2.60	July 15, 2015
Todd Johnson	Officer	September 9, 2011	25,000	$4.50	September 9, 2016
Shaun Heinrichs	Officer	May 31, 2011	75,000	$5.00	May 31, 2016
Cameron Paterson	Officer	May 31,2011	20,000	$5.00	May 31, 2016
Shaun Heinrichs	Officer	May 31, 2011	75,000	$5.00	May 31, 2016
Todd Johnson	Officer	September 9, 2011	25,000	$4.50	September 9, 2016
Cameron Paterson	Officer	April 16, 2012	10,000	$2.60	April 16, 2017
Shaun Heinrichs	Officer	July 6, 2012	75,000	$3.00	July 6, 2017
Barry Goodfield	Director	July 6, 2012	100,000	$3.00	July 6, 2017
Joanne Jobin	Officer	April 25, 2013	150,000	$1.43	April 25, 2018

See “Item 6.B. Directors, Senior Management and Employees – Compensation – Stock Option Plan” for a description of the Company’s Incentive Stock Option Plan.

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

As of April 23, 2014, the Company had 154,378,365 common shares outstanding. To the Company’s knowledge, the following are the only shareholders of the Company that beneficially own, directly or indirectly, 5% or more of the Company’s common shares as of April 23, 2014:

Name of Shareholder	No. of Common Shares		% of Outstanding Common Shares
683 Capital Management, LLC	10,147,950	(1)	6.3%
Deutsche Bank AG	15,348,836	(2)	9.7%
Eric S. Sprott	44,138,913	(3)	27.5%
Jean-Edgar de Trentinian	19,143,050	(4)	12.4%
Francois Marland	10,753,000	(5)	6.9%

(1) The information regarding common shares beneficially owned by 683 Capital Management, LLC was obtained from an Amendment No. 3 to Schedule 13G filed with the SEC on April 24, 2014 by 683 Capital Management, LLC, 683 Capital Partners, LP and Ari Zweiman. Includes 5,517,350 common shares issuable upon the exercise of warrants. 683 Capital Management, LLC has shared voting and dispositive power over such shares.

(2) Includes 4,000,000 common shares issuable upon the exercise of warrants that have an exercise price of Cdn$4.40 per share and expire on February 8, 2015.

(3) The information regarding common shares beneficially owned by Mr. Sprott was obtained from an Amendment No. 1 to Schedule 13D filed with the SEC on January 22, 2014 by Sprott Inc., Sprott Hedge Fund L.P., Sprott GenPar Ltd. and Eric S. Sprott. Certain of such common shares are issuable upon the exercise of warrants. Mr. Sprott has sole voting and dispositive power over 15,350,341 of such common shares and has shared voting and dispositive power over 28,788,572 of such common shares.

(4) Includes 18,953,050 common shares that are registered in the name of Orifer S.A., a private company controlled by Mr. de Trentinian, a director of the Company. Includes 100,000 common shares issuable upon the exercise of stock options that have an exercise price of Cdn$1.50 per share and expire on July 26, 2014.

(5) Includes 900,000 common shares issuable upon the exercise of stock options that have an exercise price of Cdn$3.20 per share and expire on July 12, 2015.

The Company’s major shareholders do not have different voting rights from other shareholders. With the exception of the holders identified above, there has not been any significant change in the percentage ownership of common shares held by any major shareholder during the past three years. To the best of the Company’s knowledge, there are no arrangements that may result in a change in control of the Company.

As of February 28, 2014, there were 289 U.S. registered holders owning 6,285,306 (or approximately 4.1%) of the Company’s outstanding common shares.

B. Related party transactions.

During the year ended December 31, 2013, the Company was charged a total of $0.4 million (2012 - $0.3 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2013 was $0.1 million (as at December 31, 2012 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $6.1 million as at December 31, 2013 (2012 - $7.0 million). For the year ended December 31, 2013, a revaluation loss of $0.2 million was recognized (2012 – $1.4 million). See “Item 5.B. Operating and Financial Review and Prospects – Liquidity and capital resources – LIQUIDITY (fiscal years ended December 31, 2013 and 2012) – COMMITMENTS.”

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the year ended December 31, 2013, a total of $0.5 million was charged to the Company under this agreement (2012 – $0.4 million). The amount owing at December 31, 2013 was $0.2 million (December 31, 2012 – $0.1 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

a)  Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the periods were as follows:

	2013	2012
Salaries, directors fees, and short-term benefits	$1,852	$1,718
Share-based payments	363	1,927
	$2,215	$3,645

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

The audited consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of operations and comprehensive (loss) income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for each of the three years in the three year period ended December 31, 2013 (collectively, “consolidated financial statements”) of the Company are attached to this Annual Report on Form 20-F and are incorporated herein by reference. These audited consolidated financial statements and related notes were prepared under IFRS as issued by the IASB, and are accompanied by the Report of Independent Registered Public Accounting Firm.

Legal Proceedings

The complex nature of the Company’s operations, as well as the regulatory environment in which it operates can result in occasional claims; investigatory matters; and, legal and tax proceedings that arise from time to time. Each of these matters is subject to various uncertainties and may ultimately be resolved with terms unfavorable to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations, or the financial condition, of the Company.

a)	On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice (“DOJ”) representing the Environmental Protection Agency (“EPA”), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company responded to the allegations and had numerous discussions with the EPA on the matter in order to determine the nature of the violations. In December of 2013 the Company negotiated a tentative settlement with the DOJ and the EPA which involves entering into a Consent Decree (“CD”) outlining the ongoing reporting requirements of the Company and, once this CD is ultimately and duly entered by a court of competent jurisdiction, a settlement payment of $1.1 million will be due within 60 days thereof. No admission of fault has been made with respect to these matters. Based on numerous factors, including economic considerations such as the ultimate cost and time required to prepare a defense of this matter, the Company made the decision that it would be better served with a settlement arrangement in this manner. A provision of $1.1 million relating to these matters has been made as of December 31, 2013.

b)	On September 30, 2013, the EPA filed an administrative complaint in EPA Region IX against the Company alleging violations of the Emergency Planning and Community Right-to-Know Act for the alleged failure to properly file Toxic Release Inventory Form Rs. The Company has responded to the EPA and been engaged in ongoing discussions with the EPA in order to determine the nature of the alleged violations. Discussions continue to proceed toward a possible settlement and discussions on settling the matter without admitting liability are actively underway. The final outcome and the extent of any potential liability or settlement payment(s), if any, is not yet determinable.

c)	During the fourth quarter of 2013 the Company and the NDEP negotiated and executed a second modified consent decree (the “Second Modified CD”), modifications were made to remove all the completed items included in the previous consent decree; and, to refine the timelines for the remaining restoration projects, primarily the engineering, design and implementation of facilities for the treatment of water seepage from the resurfaced RDA sites. In conjunction with these revised timelines for the water treatment plans, the Second Modified CD includes an agreement by the Company to secure $10 million of bonding before May 30, 2014 to provide surety for the potential solutions that will be put in place. By securing this bonding the Company can avoid all outstanding penalties and interest amounts potentially due to the NDEP, which could total as much as $10.5 million. Subsequent to year end, the Company failed to meet the first two payments for bonding which were necessary to have the penalties waived. The Company continues to work with the NDEP but has recorded a provision of $10.6 million for penalties which may be payable in the event that the Company is unable to resolve this matter.

Dividend Policy

The Company currently does not have any plans for paying cash dividends in the foreseeable future. In particular, there can be no assurance that the Company’s Board of Directors will ever declare cash dividends, which action is completely within their discretion.

B. Significant Changes.

There have been no significant changes since December 31, 2013 that are not disclosed herein.

Item 9. The Offer and Listing.

A. Offer and listing details.

The Company’s common shares are currently listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “VG” and on the OTCQB in the U.S. under the trading symbol “YNGFF”.

The following table sets forth the annual high and low closing prices of the Company’s common shares on the TSX and the OTCQB for the five most recent fiscal years:

Fiscal Year Ended	TSX (Cdn$)		OTCQB (US$)
	High	Low	High	Low
December 31, 2013	1.800	0.295	1.860	0.273
December 31, 2012	4.400	1.600	4.350	1.690
December 31, 2011	8.300	2.400	8.550	2.280
December 31, 2010	9.500	1.950	8.830	1.830
December 31, 2009	3.500	0.300	3.400	0.230

The following table outlines the high and low closing prices of the Company’s common shares for each fiscal quarter for the two most recent full fiscal years and any subsequent period:

Fiscal Quarter Ended	TSX (Cdn$)		OTCQB (US$)
	High	Low	High	Low
March 31, 2014	0.495	0.130	0.450	0.122
December 31, 2013	0.600	0.295	0.587	0.273
September 30, 2013	0.880	0.410	0.822	0.386
June 30, 2013	1.740	0.365	1.690	0.340
March 31, 2013	1.800	1.290	1.860	1.270
December 31, 2012	3.290	1.600	3.300	1.690
September 30, 2012	3.450	2.500	3.410	2.550
June 30, 2012	3.450	2.350	3.450	2.300
March 31, 2012	4.400	2.400	4.350	2.280

The following table outlines the high and low closing prices of the Company’s common shares for each of the most recent six months:

Month	TSX (Cdn$)		OTCQB (US$)
	High	Low	High	Low
March 2014	0.495	0.270	0.450	0.239
February 2014	0.380	0.180	0.342	0.160
January 2014	0.320	0.130	0.300	0.122
December 2013	0.345	0.300	0.320	0.273
November 2013	0.580	0.295	0.557	0.273
October 2013	0.600	0.475	0.587	0.466

B. Plan of distribution.

Not applicable.

C. Markets.

The Company’s common shares are listed on the TSX under the symbol “VG,” the OTCQB under the symbol “YNGFF” and the Frankfurt Stock Exchange under the symbol “NG6A.”

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

The Company was incorporated under the laws of the Province of British Columbia under the name “YGC Resources Ltd.” (“YGC”) on May 30, 1988 under Certificate of Incorporation Number 346183. On January 25, 2002, the Company was struck from the Register of Companies for British Columbia and dissolved and on August 1, 2003 the Company was restored to the Register. On January 5, 2004 the Company consolidated its share capital on a five (5) old for one (1) new basis and increased its authorized share capital from 4,000,000 shares without par value to 100,000,000 shares without par value. On June 23, 2005, the Company increased its authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of British Columbia.

The powers and functions of the directors are set out in the Company’s Articles which were adopted on May 19, 2005. They provide:

(a)	a director is obligated to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, and may not vote on any proposal, arrangement or contract proposed, but such director shall be counted in the quorum at the meeting of the directors at which the proposal, arrangement or contract is approved;

(b)	the directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)	there are no limitations on the exercise by the directors of the Company’s borrowing powers;

(d)	there are no provisions for the retirement or non-retirement of directors under an age limit; and

(e)	there is no requirement for a director to hold any of the Company’s shares.

As all of the Company’s authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends, the rights to share in any profits or surplus on the Company’s liquidation, dissolution or winding. Each share has attached to it one non-cumulative vote.

To alter the rights of holders of the Company’s issued shares such alteration must be approved by the majority vote of 2/3 of the Company’s issued shares attending and voting at a meeting of its shareholders.

Annual general meetings are called and scheduled upon decision by the Board of Directors.  The directors may convene an extraordinary general meeting of the shareholders.  The holders of not less than 5% of the Company’s issued shares may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

The Company’s Articles do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

There are no provisions in the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring.

There are no provisions in the Company’s Articles requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by:

(a)	persons who are the Company’s directors or senior officers; and

(b)	a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over the Company’s securities carrying more than 10% of the voting rights attached to all of the Company’s outstanding voting securities.

C. Material contracts.

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company is a party, for the two years immediately preceding the date of this Annual Report on Form 20-F, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the Company.

1.	Incentive Stock Option Plan authorizing the reservation of no more than 10% of the Company’s outstanding common shares for issuance under such plan.

2.	Shareholder Rights Plan Agreement with Computershare Trust Company of Canada dated December 20, 2012.

See “Item 5.B. Operating and Financial Review and Prospects – Liquidity and capital resources – LIQUIDITY (fiscal years ended December 31, 2013 and 2012) – COMMITMENTS.”

D. Exchange controls.

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s common shares, other than withholding tax requirements. Reference is made to “Item 10.E. Taxation.”

There are no limitations under the laws of Canada or the Province of British Columbia, or in the Company’s constituting documents, with respect to the right of non-resident or foreign owners to hold or vote common shares other than those imposed by the Investment Canada Act.

The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a “non-Canadian” as that term is defined in the Investment Canada Act.

The Company’s management believes that it is not currently a “non-Canadian” for purposes of the Investment Canada Act. If the Company becomes a “non-Canadian” in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a “non-Canadian” of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for “WTO investors” as defined under the Investment Canada Act. If the Company becomes a “non-Canadian” in the future, management believes the Company would likely become a “non-Canadian” which is a “WTO investor.” Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving “WTO investors” where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher “WTO investor” thresholds do not apply.

Acquisitions of businesses related to Canada’s cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian’s existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada’s cultural heritage or national identity.

Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of “net benefit to Canada” based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

Any proposed take-over of the Company by a “non-Canadian” would likely be subject only to the simple “notification” requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a “WTO investor” for purposes of the Investment Canada Act. Generally, a “WTO investor” is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization. In the case of a person that is not an individual, a WTO investor is a person that generally is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries that are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least $344 million, before the “reviewable” transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is a WTO investor. The threshold is reviewed annually by Industry Canada.

E. Taxation.

Certain Canadian Federal Income Tax Consequences – General

The following is a brief summary of the principal Canadian federal income tax consequences generally applicable to a person who holds the Company’s common shares and who, at all relevant times for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada - United States Tax Convention, 1980, as amended (the “US Treaty”),

•	is or is deemed to be a resident solely of the United States and has not and has never been or deemed been resident of Canada,
•	deals at arm’s length with the Company and is not affiliated with the Company,
•	is a “qualifying person” within the meaning of the US Treaty,
•	holds the common shares as capital property and as beneficial owner,
•	does not and is not deemed to use or hold the common shares in or in the course of a business carried on in Canada, and
•	does not carry on an insurance business in Canada and elsewhere,
•	(“United States Shareholders”)

Common shares will generally be considered capital property to a United States Shareholder unless either (i) the United States Shareholder holds the common shares in the course of carrying on a business of buying or selling securities or (ii) the United States Shareholder has acquired the common shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the facts set forth in this Annual Report on Form 20-F, the current provisions of the US Treaty, the Canadian Tax Act and regulations thereunder, and the Company’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”), and takes into account all specific proposals to amend the Canadian Tax Act (the “Proposed Amendments”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other change to any relevant law or administrative or assessing policy or practice, although no assurances can be given in this respect. Except as otherwise expressly set out herein, this summary also does not take into account any provincial, territorial or non-Canadian income tax law, the implications of which may differ from the Canadian federal income tax considerations.

The 2014 Canadian Federal Budget released on February 11, 2014 contained proposed rules for consultation with respect to treaty shopping. These rules are not discussed herein. United States Shareholders should consult their own tax advisors with respect to the potential application of these rules in their particular circumstances.

In some circumstances, fiscally transparent entities (including limited liability companies) will be entitled to benefits under the US Treaty. United States Shareholders are urged to consult their own tax advisors to determine their entitlement to benefits under the US Treaty based on their particular circumstance.

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company’s common shares and no opinion or representation with respect to the Canadian federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company’s common shares should consult with their own tax advisors about the federal, provincial, local and non-Canadian tax consequences of purchasing, owning and disposing of the Company’s common shares.

Dividends

Dividends paid or credited or deemed to be paid or credited to a United States Shareholder by the Company will be subject to Canadian withholding tax at the rate of 15% of the gross amount of the dividend (or 5% in the case of a United States Shareholder that is a corporation beneficially owning at least 10% of the Company’s “voting stock” within the meaning of the US Treaty). Dividends may be exempt from withholding tax in the case of some United States Shareholders such as qualifying tax exempt entities.

Disposition of Common Shares

A United States Shareholder who realizes a capital gain on the actual or deemed disposition of a common share will not be subject to Canadian federal income tax under the Canadian Tax Act in respect of the capital gain unless such common share constitutes “taxable Canadian property” to the United States Shareholders for purposes of the Canadian Tax Act and the United States Shareholder is not exempt from Canadian federal income tax on such gain pursuant to the terms of the US Treaty.

Generally, a common share owned by a United States Shareholder will not be taxable Canadian property of the United States Shareholder provided that, the Company’s common shares are listed on a designated stock exchange (which currently includes the TSX) at the time of disposition and during the 60 month period immediately proceeding the disposition:

•	neither the United States Shareholders, persons with whom the United States Shareholder does not deal at arm’s length, partnerships in which the United States Shareholders or persons with the United States Shareholder does not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships) alone or in any combination, has owned 25% or more of the issued shares of any class or series of shares in the capital of the Company,

•	more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Canadian Tax Act), timber resource properties (as defined in the Canadian Tax Act) or an option in respect of an interest in, or a civil law right in such property, whether or not such property exists, and

•	A common share will also not be taxable Canadian property provided such common share was not acquired in a transaction, a result of which it was deemed to be taxable Canadian property of the United States Shareholders.

A United States Shareholder that realizes a capital gain on the disposition of common shares that do qualify as taxable Canadian property will, nevertheless, generally be exempt from Canadian federal income tax thereon by virtue of the US Treaty unless more than 50% of the value of the common shares is derived from real property (within the meaning of the US Treaty) that is located in Canada.

A United States Shareholder who is subject to Canadian federal income tax in respect of a disposition of a common share will realize a capital gain (or capital loss) equal to the amount by which the United States Shareholder’s proceeds of disposition, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the common share to the United States Shareholder. In these circumstances, a United States Shareholder who realizes a capital gain or capital loss in a taxation year will be required to include one half of the capital gain ( the taxable capital gain) in income for Canadian federal income tax purposes, and may deduct one half of the capital loss (the allowable capital loss) against taxable capital gains incurred in respect of dispositions of taxable Canadian property, subject to and in accordance with the provisions of the Canadian Tax Act and the US Treaty.

United States Taxation

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below). This summary does not address all potentially relevant U.S. federal income tax matters and it does not address consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences. (Certain, but not all, foreign tax consequences are described above under “Item 10.E. Additional Information - Taxation - Certain Canadian Federal Income Tax Consequences - General.”)

The following summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time including, without limitation, United States rates of taxation. This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed in this summary, and no assurance can be given that the IRS will not successfully challenge any tax positions described herein.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of the Company’s common shares who is: (1) a citizen or individual resident (as defined under United States tax laws) of the United States; (2) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; (3) an estate the income of which is taxable in the United States irrespective of source; or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.

This summary does not address the United States tax consequences to, and the term “U.S. Holder” does not include, persons subject to special provisions of United States federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. tax expatriates, persons or entities that have a “functional currency” other than the U.S. dollar, persons who acquire the Company’s common shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who hold common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

Distributions on the Company’s Common Shares

Subject to the discussion below regarding passive foreign investment companies (“PFICs”) and controlled foreign corporations (“CFCs”), U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, as defined under U.S. federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed the Company’s current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for “long-term” net capital gains (e.g. gains realized on capital assets owned more than one year) are applicable under current law to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a PFIC for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year and either (i) it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision, or (ii) its shares are readily tradable on an established securities market in the United States, and (2) the U.S. Holder must meet the required holding period. In order to meet the required holding period, the U.S. Holder must hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership or disposition of the common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States federal income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific “baskets” of income. Foreign taxes assigned to a particular basket generally cannot offset United States tax on income assigned to another basket. Unused foreign tax credits can generally be carried back one year and carried forward ten years. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders should consult their own U.S. tax advisors regarding their ability to utilize foreign tax credits in light of their individual circumstances.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s common shares:

Passive Foreign Investment Company

As a foreign corporation, the Company could potentially be treated as a PFIC if 75% or more of its gross income in a taxable year is passive income, or the average percentage of its assets (by value) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively, with respect to certain distributions on, or dispositions of, shares of a PFIC, involved in such commodities; certain foreign currency gains; and other similar types of income with respect to certain distributions or, of dispositions of shares, of a PFIC. U.S. Holders are subject to an increased United States federal income tax liability and to an interest charge based on the value of the tax deferral for the period during which the shares of the PFIC are owned.

The PFIC rules are very complex. The Company offers no opinion or representations as to its status as a PFIC for the current year or any prior or future tax years. Each U.S. Holder should consult a U.S. tax advisor with respect to the PFIC rules and their applicability to his or its particular tax situation.

Shareholder Election

The adverse tax consequences associated with a PFIC may be avoided if the U.S. Holder has elected to treat the PFIC as a QEF with respect to that U.S. Holder (a “QEF Election”) effective for each of the PFIC’s taxable years beginning on or after January 1, 1987, which include any portion of the U.S. Holder’s holding period. In general, U.S. Holders of a QEF are taxable currently on their pro rata share of the QEF’s ordinary income and net capital gain regardless of whether such income or gain is actually distributed. Certain reporting obligations to the IRS must also be met by the U.S. Holder if there is a QEF Election in place.

The procedure a U.S. Holder must comply with in making an effective QEF Election will depend on whether the year of election is the first year in the U.S. Holder’s holding period in which the Company is classified as a PFIC. If the U.S. Holder makes a QEF Election in such first year (i.e., a timely QEF Election), then the U.S. Holder may make the QEF Election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company was classified as a PFIC in a prior year, then additional considerations apply. U.S. Holders should consult their own U.S. tax advisors regarding making a QEF Election.

Mark to Market Election

As an alternative to making a QEF Election, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that is a PFIC may elect to mark such stock to the market (a “Mark-to-Market Election”). If such an election is made, such U.S. Holder will not be subject to the special PFIC taxation rules described above for the taxable years for which the Mark-to-Market Election is made and subsequent taxable years if not revoked. Instead, a U.S. Holder who makes such an election will include in income for each taxable year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such tax year over such U.S. Holder’s adjusted tax basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares included by such U.S. Holder for prior tax years, over (B) the mark-to-market losses for common shares that were allowed as deductions for prior tax years. Amounts included in income or deducted under the Mark-to-Market Election, and gain or loss on a disposition of common shares, are classified as ordinary income or loss. A U.S. Holder’s adjusted tax basis in the common shares will be increased or decreased to reflect the amount included or deducted as a result of the Mark-to-Market Election. A Mark-to-Market Election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. Various IRS reporting requirements may also apply to a U.S. Holder who makes a Mark-to-Market Election.

The PFIC, QEF Election, and Mark-to-Market Election rules are complex. U.S. Holders should consult their own tax advisors regarding the availability of, procedure for, and consequences of, making an Election.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the Company’s stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships, corporations or estates or trusts (other than foreign estates or trusts), each of whom own 10% or more of the total combined voting power of all classes of stock (“United States Shareholders”), the Company could be treated as a CFC under Subpart F of the Code. This classification would cause many complex results, including the required inclusion by such United States Shareholders in income of their pro rata share of “Subpart F income” (as specially defined by the Code). If we are both a PFIC and CFC, we will generally not be treated as a PFIC with respect to United States Shareholders of the CFC that acquired the common shares on or after January 1, 1998. With respect to United States Shareholders that acquired the common shares prior to January 1, 1998 and other U.S. Holders (that are not United States Shareholders), the Company would generally remain a PFIC unless certain elections, if available, were made. In addition, under Section 1248 of the Code, certain gains from the sale or exchange of shares by a U.S. Holder who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange is generally treated as ordinary dividend income to the extent of the Company’s earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of the common shares, a more detailed review of these rules is outside of the scope of this discussion. The CFC rules are complex. The Company offers no opinion or representations as to its status as a CFC for the current year or any prior or future tax years. U.S. Holders should consult their own U.S. tax advisors regarding the CFC rules and their applicability to such U.S. Holder’s particular tax situation.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the Company’s common shares and the proceeds from the sale, exchange or redemption of the Company’s common shares that are paid to U.S. Holders within the United States (and in certain cases, outside the United States), unless such U.S. Holder is an exempt recipient.  A backup withholding tax may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

Public documents are available for inspection at the Company’s head offices located at 900 – 688 West Hastings Street, Vancouver, British Columbia V6B 1P1, and, for certain documents, on the Internet at www.verisgold.com, by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com and by the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

Statements made in this Annual Report on Form 20-F about the contents of contracts or other documents are not necessarily complete and shareholders are referred to the copy of such contracts or other documents filed as exhibits to this Annual Report.

The Company’s SEC filings, and the exhibits thereto, are available for inspection and copying at the SEC’s Public Reference Room, 100 F Street NE, Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the SEC’s website at www.sec.gov.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the rules of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) regarding the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

See “Item 5.B. – Operating and Financial Review and Prospects – Liquidity and capital resources – COMMITMENTS” and “Item 5.B. – Operating and Financial Review and Prospects – Liquidity and capital resources – LIQUIDITY (fiscal years ended December 31, 2013 and 2012) – Financing” for a discussion of certain defaults under the Forward Gold Purchase Agreements between Deutsche Bank and the Company.

Additionally, the Company has not made the necessary maturity payments under either of the gold forward contracts in place or the bridge loan facility. The counterparties have not taken any action against the Company to date or served any notice of default. The Company is in active discussions with such counterparties and believes a resolution to settle these facilities can be achieved.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

E. Use of proceeds.

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of its disclosure controls and procedures as of December 31, 2013. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2013.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that such information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013. This evaluation was based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Independent Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an annual report and omit an attestation report of the Company’s independent registered public accounting firm regarding management’s report on internal control over financial reporting.

Changes in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, there has been no change to the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financing reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert.

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.

The Company has determined that all members of the Audit Committee are “independent,” as such term is defined under the NYSE MKT LLC Company Guide. Further, the Company has determined that the Chairman of the Audit Committee, Gerald Ruth, is an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics.

The Company has adopted a written code of ethics for all of its directors and officers entitled “Code of Conduct and Conflict of Interest Guidelines for Directors and Officers” (the “Code”). The Code includes, among other things, written standards for the Company’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions that are required by the SEC for a code of ethics applicable to such officers. A copy of the Code is posted on the Company’s website at www.verisgold.com under Corporate/Governance Policy.

No amendments to the Code were adopted during the year ended December 31, 2013. No “waiver” or “implicit waiver,” as such terms are defined in Form 20-F, were granted relating to any provision of the Code during the year ended December 31, 2013.

Item 16C. Principal Accountant Fees and Services.

Deloitte LLP (“Deloitte”) was the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2013 and 2012. The following chart summarizes the aggregate fees billed by Deloitte for professional services rendered during the fiscal years ended December 31, 2013 and 2012 for audit and non-audit related services (in Canadian dollars):

Type of Work	Year Ended December 31, 2013	Year Ended December 31, 2012
Audit fees(1)	$379,000	$387,000
Audit-related fees(2)	$74,000	$73,391
Tax fees	nil	nil
All other fees	nil	nil
Total	$453,000	$460,391

1.	Aggregate fees billed for the annual audit and quarterly review of the Company’s consolidated financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.

2.	Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

Pre-Approval Policies and Procedures

The Audit Committee engages the independent registered public accounting firm to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by the auditors. Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. All of the services and fees described under the categories of “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” for the fiscal year ended December 31, 2013 were reviewed and approved by the Audit Committee before the respective services were rendered, and none of such services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure.

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16H of Form 20-F is included in Exhibit 16.1 to this Annual Report on Form 20-F.

PART III

Item 17. Financial Statements.

The Company has provided financial statements pursuant to Item 18.

Item 18. Financial Statements.

The financial statements commence on page F-1 of this Annual Report on Form 20-F and are incorporated herein by reference.

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Financial Position as at December 31, 2013 and 2012.

Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2013, 2012 and 2011.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011.

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The list of exhibits is included following the signature page hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 7, 2014	VERIS GOLD CORP.

	By:	/s/ Shaun Heinrichs
Name: Shaun Heinrichs
Title: Chief Financial Officer

ANNUAL REPORT ON FORM 20-F
for the year ended
December 31, 2013

EXHIBIT INDEX

Exhibit
No. Item	Description of Exhibit

1.1	Articles (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 1, 2010).

4.1	Incentive Stock Option Plan (incorporated by reference to Schedule A to Exhibit 99.4 to the Company’s Form 6-K filed with the SEC on May 15, 2013).

8.1*	List of Subsidiaries.

12.1*	Section 302 Certification by Francois Marland, Chief Executive Officer, dated May 7, 2014.

12.2*	Section 302 Certification by Shaun Heinrichs, Chief Financial Officer, dated May 7, 2014.

13.1*	Section 906 Certification by Francois Marland, Chief Executive Officer, dated May 7, 2014.

13.2*	Section 906 Certification by Shaun Heinrichs, Chief Financial Officer, dated May 7, 2014.

15.1*	Consent of Deloitte LLP.

15.2*	Consent of Karl Swanson.

15.3*	Consent of Mark Odell.

15.4*	Consent of John R.W. Fox.

15.5*	Consent of Todd W. Johnson.

15.6*	Consent of Michele White.

16.1*	Mine Safety Disclosure.

* Filed herewith.

F-1

Consolidated Financial Statements

(Expressed in United States Dollars)

VERIS GOLD CORP.

For the year ended December 31, 2013, 2012 and 2011

F-2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Veris Gold Corp. (the Company) have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

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

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent registered public accounting firm to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

These consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

“Shaun Heinrichs”	“Francois Marland”

Shaun Heinrichs	Francois Marland

Chief Financial Officer	Chief Executive Officer

April 14, 2014

VERIS GOLD CORP.| F-3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Veris Gold Corp.

We have audited the accompanying consolidated financial statements of Veris Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of operations and comprehensive (loss) income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for each of the three years in the three year period ended December 31, 2013 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Veris Gold Corp. and subsidiaries as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for each of the three years in the three year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matters

Without qualifying our opinion, we draw attention to:

a)	Note 1 of the consolidated financial statements which indicates that the Company has incurred net losses over the past several years and has a working capital deficit in the amount of $167 million and has an accumulated deficit of $446 million as at December 31, 2013. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern; and

b)	Note 13 of the financial statements which describes the uncertainty related to the outcome of the negotiations to settle the forward contract. The outcome of these negotiations could differ significantly from the amount recorded.

/s/ Deloitte LLP
Chartered Accountants
Vancouver, Canada
April 14, 2014

VERIS GOLD CORP.| F-4

Consolidated Statements of Financial Position
(In thousands of US dollars)

		December 31,	December 31,
	Note	2013	2012
ASSETS
Current assets:
Cash		$1,161	$9,295
Restricted funds	10	-	8,000
Accounts receivable and other		6,407	10,201
Inventories	9	24,643	21,725
		32,211	49,221
Restricted funds	10	56,369	51,307
Mineral property, plant and equipment	11	223,600	243,602
Deferred transaction costs	16	119	3,666
Other assets		652	663
Total Assets		$312,951	$348,459

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities		$84,373	$35,431
Senior secured gold facility	15	77,309	-
Deferred revenue	15	-	38,671
Forward contracts	13	24,086	7,006
Convertible debt	16	10,000	-
Finance lease obligations	18	3,174	1,942
Embedded derivative liabilities	15,16	393	467
Warrants	14	-	12
		199,335	83,529
Warrants	14	3,322	8,700
Convertible debt	16	5,640	3,769
Forward contracts	13	-	21,480
Deferred revenue	15	-	64,686
Deferred tax liabilities	21	785	9,647
Decommisioning and rehabilitation provisions	17	54,970	54,629
Finance lease obligations	18	2,414	3,358
		266,466	249,798
EQUITY
Share capital	19	453,534	438,313
Share based payments reserve	19	37,510	36,663
Accumulated other comprehensive income		1,050	2,642
Deficit		(445,609)	(378,957)
		46,485	98,661

Total Liabilities and Equity		$312,951	$348,459

See accompanying notes to consolidated financial statements.

Nature of operations and going concern – Note 1

Commitments and contingencies – Note 25

Approved on behalf of the Board on April 14, 2014:

“Gerald Ruth”	Director	“Francois Marland”	Director

VERIS GOLD CORP.| F-5

Consolidated Statements of Operations and Comprehensive Loss
Years Ended December 31
(In thousands of US dollars, except for share and per share amounts)

	Note	2013	2012	2011

Revenue	22	$195,979	$160,561	$105,116
Cost of sales		180,885	134,350	130,975
Gross margin before depreciation and depletion		15,094	26,211	(25,859)
Depreciation and depletion		20,733	12,033	6,676
(Loss) income from mine operations		(5,639)	14,178	(32,535)
Impairment of mineral properties and equipment	11(b)	33,300	31,763	-
Exploration costs		-	88	781
General and administrative expenses		6,154	8,399	8,158
Loss from operations		(45,093)	(26,072)	(41,474)
Other (expense) income:
Loss from joint venture		-	-	(370)
Interest expense	6	(18,215)	(2,505)	(7,762)
Finance and transaction costs	7	(2,732)	(3,284)	(1,624)
Derivative gain	8	5,228	9,358	77,679
Environmental costs		(14,845)	(4,128)	(2,165)
Other (expense) income		(32)	491	137
Foreign exchange income (loss)		388	(1,789)	1,769
		(30,208)	(1,857)	67,664
(Loss) income before income taxes		(75,301)	(27,929)	26,190
Income tax (expense) recovery
Current	21	(170)	24	676
Deferred	21	8,819	7,890	(484)
(Loss) income for the year		(66,652)	(20,015)	26,382

Other Comprehensive (Loss) Income, net of tax:
Items that may be reclassified subsequently to income (loss):
Foreign currency translation adjustments		(1,592)	3,559	(3,086)
Total Comprehensive (Loss) Income		$(68,244)	$(16,456)	$23,296
(Loss) income per share – basic	24	(0.56)	(0.21)	0.31
(Loss) income per share – diluted	24	(0.56)	(0.21)	0.30

Weighted average number of shares outstanding
Basic		119,297,144	97,371,112	84,564,832
Diluted		119,297,144	97,371,112	88,849,374

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP.| F-6

Consolidated Statements of Shareholders’ Equity
For The Years Ended December 31, 2013, 2012 and 2011
(In thousands of US dollars and thousands of common shares)

		Share Capital, Note 19
				Share	Accumulated
				Based	Other
				Payments	Comprehensive
	Note	Number	Amount	reserve	(loss) income	Deficit	Total
Balance at January 1, 2011		68,767	$281,855	$30,483	$2,169	$(385,324)	$(70,817)
Total comprehensive loss
Net income		-	-	-	-	26,382	26,382
Other comprehensive loss		-	-	-	(3,086)	-	(3,086)
		-	-	-	(3,086)	26,382	23,296
Flow through share issue	19(c)(b)	833	6,677	-	-	-	6,677
Issued on private placement	19(c)(a)	3,349	8,118	-	-	-	8,118
Exercise of warrants		20,090	116,603	-	-	-	116,603
Exercise of options	19(d)	19	62	(26)	-	-	36
Shares issued for services		6	42	-	-	-	42
Share based payment expense	19(d)	-	-	3,195	-	-	3,195
Balance at December 31, 2011		93,064	$413,357	$33,652	$(917)	$(358,942)	$87,150

Balance at January 1, 2012		93,064	413,357	33,652	(917)	(358,942)	87,150
Total comprehensive loss
Net loss		-	-	-	-	(20,015)	(20,015)
Other comprehensive income		-	-	-	3,559	-	3,559
		-	-	-	3,559	(20,015)	(16,456)
Issued on private placement	19(c)(i)/(ii)	6,193	10,163	-	-	-	10,163
Issued on public offering	19(c)(vii)	7,503	12,280	252	-	-	12,532
Issued with convertible debt	19(c)(iii)	782	2,201	-	-	-	2,201
Exercise of warrants		76	246	-	-	-	246
Exercise of options	19(d)	23	66	(32)	-	-	34
Share based payment expense	19(d)	-	-	2,791	-	-	2,791
Balance at December 31, 2012		107,641	$438,313	$36,663	$2,642	$(378,957)	$98,661

Balance at January 1, 2013		107,641	$438,313	$36,663	$2,642	$(378,957)	$98,661
Total comprehensive loss
Net loss		-	-	-	-	(66,652)	(66,652)
Other comprehensive loss		-	-	-	(1,592)	-	(1,592)
		-	-	-	(1,592)	(66,652)	(68,244)
Share based payment expense	19(d)	-	-	472	-	-	472
Issued on public offering	19(c)(ix)/(xi)	31,362	9,575	137	-	-	9,712
Issued on private placement	19(c)(x)	15,375	5,646	180	-	-	5,826
Issued with convertible debt	19(c)(viii)	-	-	58	-	-	58
Balance at December 31, 2013		154,378	$453,534	$37,510	$1,050	$(445,609)	$46,485

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP.| F-7

Consolidated Statements of Cash Flow
Years Ended December 31
(In thousands of US dollars)

	Note	2013	2012	2011

Operating activities
Net loss for the period		$(66,652)	$(20,015)	$26,382
Items not affecting cash:
Depreciation and depletion		20,733	12,033	6,676
Recognition of deferred revenue		(14,831)	(23,958)	(2,761)
Loss on recognition of senior secured gold facility	15	12,119	-	-
Impairment of mineral properties and equipment		33,300	31,763	-
Finance cost		(7,269)	(5,485)	(71,256)
Interest on senior secured gold facility		8,194	-	-
Share based payments		472	2,791	3,195
Mark to market on embedded derivatives		(646)	-	-
Loss (gain) on disposal of assets		163	-	(8)
Loss from joint venture		-	-	371
Deferred tax recovery		(8,819)	(7,914)	(192)
Unrealized foreign exchange loss		(349)	2,541	(1,807)
Change in non cash working capital	20	24,860	(14,020)	(13,015)
Deferred revenue proceeds, net of transaction costs		-	9,076	114,000
Cash settlement of deferred revenue		(4,233)	-	-
		(2,958)	(13,188)	61,585
Investing activities
Development stage gold sales		3,517	-	-
Property, plant and equipment expenditures		(8,915)	(23,425)	(50,347)
Proceeds from sale of property, plant and equipment		225	-	18
Cash distribution from joint venture		-	-	2,134
Purchase of derivative financial asset		-	-	(15)
Restricted funds		2,695	6,597	(33,709)
Mineral property expenditures		(14,999)	(12,648)	(16,565)
		(17,477)	(29,476)	(98,484)
Financing activities

Proceeds from derivatives arising on gold forward contracts		-	14,824	5,000
Settlement of derivative gold forward contracts	13	-	-	(5,366)
Flow through shares issued for cash		-	-	7,184
Proceeds from units issued on public offering, net of transaction costs	19(c)(ix)/(xi)	12,581	14,429	-
Proceeds from units issued on private placement, net of transaction costs	19(c)(x)	7,319	8,748	14,738
Proceeds from issuance of convertible debentures, net of transactions costs	16	9,555	11,540	-
Repayment of senior secured gold facility	15	(16,935)	-	-
Repayment of long term debt		-	-	(41,638)
Common shares issued upon exercise of stock options and warrants		-	129	59,273
		12,520	49,670	39,191
Effect of exchange rate changes on cash		(219)	28	(31)
Decrease in cash		(8,134)	7,034	2,261
Cash, beginning of year		9,295	2,261	-
Cash, end of year		$1,161	$9,295	$2,261

Supplemental cash flow information (Note 20)

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP.| F-8

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

1.	Nature of operations and going concern

Veris Gold Corp (the “Company”) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in Canada and the United States. The Company is incorporated under the laws of the Province of British Columbia, Canada and its shares are listed on the Toronto Stock Exchange and the Frankfurt Exchange.

The Company’s registered address is 999 West Hastings Street, Suite 1040, Vancouver, British Columbia, Canada V6C 2W2.

The consolidated financial statements of the Company as at December 31, 2013, and December 31, 2012, and for the years ended December 31, 2013, 2012 and 2011, comprise the Company and its wholly owned subsidiaries (Note 3a).

For properties other than the producing mine at Jerritt Canyon, Nevada, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable.  The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company had a loss from operations of $45.1 million for the year ended December 31, 2013 (2012 – $26.1 million; 2011 - $41.5 million), and a $3.0 million outflow of cash from operating activities for the same period (2012 – outflow of $13.2 million; 2011 – inflow of $61.6 million). At December 31, 2013 the Company had a working capital deficiency of $167.1 million (December 31, 2012 – $34.3 million) and an accumulated deficit of $445.6 million (December 31, 2012 – $379.0 million). On January 28, 2014, the Company received a Notice of Default under the terms of the Senior Secured Gold Forward Facility held with Deutsche Bank AG.  The Notice of Default arose from the failure of the Company to deliver the required gold as at December 31, 2013 or pay the cash equivalent of the gold delivery shortfall as required under the Agreements.  Deutsche Bank advised the Company that it is considering what actions, if any, it may wish to make in response to the contract concerning this event. These actions may include an assignment of Deutsche Bank’s rights and obligations under the agreements to a third party, or realizing on the security pledged, being the Company's direct and indirect interest in the Jerritt Canyon properties in Nevada.

This event has accelerated efforts undertaken by the Company to restructure or refinance the existing debt commitments, both senior and subordinated, by extending the terms or through the buyout of the debt under new terms.  The restructuring of these liabilities will improve both the cash flow available to the Company as well as the overall capital structure.  As part of these efforts the Company’s Board of Directors appointed a Special Committee, comprised of two independent and one non-independent Director, to review the current options and work with the appointed advisor, Raymond James, to develop and explore refinancing alternatives.

The Company continues to obtain external financing to fund existing operations and to be able to settle obligations as they become due. The Company plans to continue to seek out additional debt or equity financing at favorable terms, to restructure the Company’s capital structure.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, or maintain profitability or positive cash flows. If the Company is unable to maintain positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. These conditions and matters indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

VERIS GOLD CORP.| F-9

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

2.	Basis of preparation

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Comparative information

During the year ended December 31, 2013, the Company changed the presentation of its financial statements in order to provide financial statement users with more relevant information. Prior period comparative figures have been amended to conform to the current period’s presentation. In prior periods included in finance and transactions costs, as presented on the consolidated statement of operations and comprehensive income, were the following items: interest expense, including accretion of decommissioning and rehabilitation provisions; environmental costs; finance and transaction costs; and, other expenses. These items are all now separately presented on the consolidated statement of operations and comprehensive loss. Similarly, in prior periods derivative gains and losses, including those on derivative warrant liabilities, were included in interest and other income as was presented on the consolidated statement of operations and comprehensive loss, these derivative gains and losses are now presented separately on the consolidated statement of operations and comprehensive loss. Further, in prior periods the current portion of finance lease obligations was included in accounts payable and accrued liabilities as was presented on the consolidated statements of financial position and this item is now separately presented. There was no impact on total loss before income taxes in periods presented.

3.	Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations at December 31, 2013 were as follows:

Property	Location	Ownership
Ketza River Holdings Ltd.	Yukon	100%
Veris Gold U.S.A. Inc.	Nevada	100%
Castle Exploration Inc.	Colorado	100%

VERIS GOLD CORP.| F-10

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(b)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

(c)	Inventories

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciation and depletion on Jerritt Canyon mine equipment and mineral properties.

Work-in-process inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of property, plant and equipment and mineral properties.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling expenses. Materials and supplies inventories are valued at the lower of average cost and net realizable value.

When inventories have been written down to net realizable value, an assessment of net realizable value is made in each subsequent period. If the circumstances which resulted in the impairment no longer exist, the remaining amount of the write down is reversed.

(d)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation less impairment. Depreciation is recorded on a straight-line basis to residual values over the estimated useful lives of the assets. Residual values and useful lives are reviewed at least annually. Property, plant and equipment used in exploration is depreciated and included in mineral properties. Land is not depreciated.

Depreciation rates are as follows:
Mineral properties being depleted	Units of production
Buildings	20 years
Plant and equipment	3 - 20 years

(e)	Mineral properties

Exploration and evaluation expenditures

Exploration and evaluation expenditure relates to the initial costs incurred on the search for, and evaluation of, potential mineral reserves and resources. Exploration includes such costs as exploratory drilling, sampling, mapping and other costs involved in searching for ore. Evaluation includes costs incurred to establish the technical and commercial viability of developing mineral properties acquired or identified through exploration. Exploration and evaluation expenditures, net of any option payments or income tax credits received, are deferred until the property is placed into production, sold or abandoned or determined to be impaired. These deferred expenditures are amortized on a units-of-production (“UOP”) basis over the estimated useful life of the property based on proven and probable reserves following commencement of commercial production, which occurs when the property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

VERIS GOLD CORP.| F-11

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

Mine development expenditures

Once it has been determined that the development of a mineral property is commercially viable and technically feasible, as a result of establishing proven and probable reserves, the costs incurred to develop a property are capitalized. These costs include engineering and metallurgical studies; drilling and other related costs to delineate an ore body; the costs of removing overburden to initially expose the ore body prior to the start of mining operations; and, the building of access ways, shafts, drifts, ramps and other infrastructure at underground mines. Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management.  Various factors are considered by management when making this determination including: 1. major mine infrastructure has been completed; 2. designed and targeted production levels are achieved; and 3. indicators have been observed to suggest that operating results will continue at levels designed and targeted. These capitalized expenditures are amortized on a UOP basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

Mine development costs incurred during production

During the production phase the Company incurs underground development costs for major underground excavation done to establish new access ways. These costs include building new shafts, drifts, ramps, lateral access ways, and other infrastructure to access specific ore blocks which provide probable future economic benefits to the Company. Costs directly attributable to this underground development are capitalized and amortized on a UOP basis over the estimated useful life of the property.

(f)	Impairment of mineral property plant & equipment

At each reporting date, the Company reviews the carrying amounts of its mineral property plant & equipment to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior periods. A reversal of an impairment is recognized as income immediately.

VERIS GOLD CORP.| F-12

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(g)	Decommissioning and rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations for environmental rehabilitation in the period in which it is incurred. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mining assets along with a corresponding increase in the rehabilitation provision. Discount rates that reflect the time value of money and risks specific to the obligation are used to calculate the net present value. The Company’s estimates are reviewed at the end of each reporting period for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

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

(h)	Share based payments

The Company has established a share based payment plan as described in Note 19. The Company measures share based payments at fair value and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options is expensed or capitalized to mineral properties as share based payment and is credited to the share based payments reserve. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to the share based payments reserve.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of operations.

(i)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the sale of metals for a mineral property in the development phase is credited against the carrying value of the related mineral property. Revenue from the sale of metals for a mineral property in the production phase is recognized as income when revenue recognition criteria are met.

Revenue from a contract to provide service is recognized with reference to the stage of completion of the contract at the end of the reporting period. Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement.

VERIS GOLD CORP.| F-13

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(j)	Income taxes

The income tax expense for the period comprises current and deferred taxation. Taxation is recognized in the statement of operations and comprehensive income, except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date in countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity; or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis; or, their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses, unused tax credits, and the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)	Flow-through shares

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The premium paid for the flow-through shares in excess of market value of those shares is credited to liabilities and included in income tax when the related tax benefits are renounced and the Company has incurred the eligible expenditures.

(l)	Warrants

When the Company issues units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the consolidated statement of financial position as derivative instruments (Note 14).

VERIS GOLD CORP.| F-14

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(m)	Earnings per share

Basic earnings per share is computed by dividing the amount of income / (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted earnings / (loss) per share assumes that the deemed proceeds received from the exercise of stock options, agents' options and share purchase warrants that are "in the money" would be used to repurchase common shares of the Company at the average market price during the period.

For convertible securities that may be settled in cash or shares at the holder’s option, returns to shareholders and income charges are added back to net earnings used for basic earnings per share and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

(n)	Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of the financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition

(i)	Financial assets at fair value through profit or loss

Derivatives are included in this category and are classified as current assets or non-current assets based on their maturity date. The Company does not acquire financial assets for the purpose of selling in the short term. Financial assets carried at fair value through profit or loss, are initially recognized at fair value. The directly attributable transaction costs are expensed in the income statement in the period in which they are incurred. Subsequent changes in fair value are recognized in net earnings.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise ‘trade and other receivables’, ‘other assets’ and ‘cash’ in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

VERIS GOLD CORP.| F-15

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either specifically designated as available-for- sale or not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the statement of financial position date. Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the security. The translation differences are recognized in the income statement. Any impairment charges are also recognized in the income statement, while other changes in fair value are recognized in other comprehensive income. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in accumulated other comprehensive income are reclassified to the income statement. Dividends on available-for-sale equity instruments are also recognized in the income statement within investment income when the Company’s right to receive payments is established.

(iv)	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Financial Liabilities and equity instruments

Borrowings and other financial liabilities are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method. Excluded from financial liabilities are contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements.

(i)	Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

VERIS GOLD CORP.| F-16

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(iii)	Compound instruments

The component parts of compound instruments (convertible debt) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a variable number of the Company’s own equity instruments is a financial liability.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to equity. When the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will remain in equity. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability and amortized over the lives of the convertible notes using the effective interest method.

(iv)	Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts.

(o)	Foreign currency translation

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates at the date of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in a currency other than the functional currency are recognized in the consolidated statement of operations.

Assets and liabilities of entities with non-US dollar denominated functional currencies are translated at the period end rates of exchange and the results of their operations translated at the average rate for the period. The resulting translation adjustments are included in other comprehensive income (loss). Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in other comprehensive income (loss).

VERIS GOLD CORP.| F-17

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(p)	Leases

Significant contracts are assessed to determine whether they contain a lease in substance or legal form. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within other liabilities and interest expense is recognized over the term of the lease. Operating leases are not capitalized and payments are included in the Consolidated Statements of Operations and Comprehensive Income (Loss) on a straight-line basis over the lease term.

(q)	Borrowing costs

Borrowing costs incurred that are attributable to acquiring and developing mineral property or acquiring or constructing property plant and equipment (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use. Mineral properties are ready for intended use when they reach commercial production. Property, plant and equipment are ready for intended use when they are substantially complete and available for their intended use. Capitalization commences on the date that expenditures for the qualifying asset are being incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred.

(r)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when:

(v)	The Company has a present obligation arising as a result of a past event;

(vi)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(vii)	A reliable estimate can be made of the amount of the obligation

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expense required to settle the present obligation If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

4.	Critical accounting judgments and estimates

IFRS requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

VERIS GOLD CORP.| F-18

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include:

•	Recognition of deferred tax on mineral rights
•	Capitalization and impairment of exploration, evaluation and development expenditures
•	Determination of functional currencies
•	Determination that the future settlement of obligations under the Senior Secured Gold Facility represent a financial liability
•	Applicability of the going concern assumption
•	Determination of commencement of commercial production

Critical accounting estimates include:

•	Determination of ore reserves
•	Impairment of property, plant and equipment
•	Decommissioning and rehabilitation provisions
•	Contingent liabilities
•	Valuation of share based compensation, warrants, and derivative liabilities
•	Income taxes
•	Useful lives of assets
•	Asset depreciation rates

5.	Changes in accounting standards

Accounting standards adopted January 1, 2013

i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods. This amendment did not have an impact on the Company’s consolidated financial statements.

ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27-Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. This standard did not have an impact on the Company’s consolidated financial statements.

iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s consolidated financial statements.

VERIS GOLD CORP.| F-19

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non-consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s consolidated financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2012, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has provided additional disclosure in its consolidated financial statements as a result of this standard.

vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. This standard had an insignificant impact on disclosures in the Company’s consolidated financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. This amendment did not have an impact on the Company’s consolidated financial statements.

viii) IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. This standard did not have an impact on the Company’s consolidated financial statements.

VERIS GOLD CORP.| F-20

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

Accounting standards effective January 1, 2014 or later

i)	IAS 32 - Offsetting Financial Assets and Financial Liabilities (“IAS 32”)

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 require retrospective application. The Company is currently evaluating the impact the amendments are expected to have on its consolidated financial statements.

ii)	IFRS 9 - Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity for the classification and measurement of financial instruments. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on July 24, 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. IFRS 9 would still be available for early application. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

iii)	IFRIC 21 - Levies (“IFRIC 21”)

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

VERIS GOLD CORP.| F-21

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

6.	Interest expense

Interest expense is comprised of:

	Note	2013	2012	2011
Interest on senior secured gold facility	15	$(8,194)	$-	$-
Interest on long term debt		-	-	(5,784)
Interest on convertible debt	16	(5,186)	(763)	-
Interest on trade payables		(2,445)	-	-
Accretion of decommissioning and rehabilitation provisions	17	(1,707)	(1,225)	(1,704)
Interest on finance leases	18	(458)	(206)	(3)
Interest on forward contracts	13	(55)	(911)	-
Other interest (expense) income		(170)	600	(271)

		$(18,215)	$(2,505)	$(7,762)

7.	Finance and transaction costs

Finance and transaction costs are comprised of:

	Note	2013	2012	2011
Finance and transaction costs		$(1,765)	$(1,971)	$(20)
Transaction costs recognized on senior secured gold facility	15	(967)	(1,313)	(1,604)

		$(2,732)	$(3,284)	$(1,624)

8.	Derivative gain (loss)

Derivative gain (loss) is comprised of:

	Note	2013	2012	2011
Loss on recognition of senior secured gold facility	15	$(12,119)	$-	$-
Gain on warrants	(i)	11,969	17,378	97,203
Gain (loss) on revaluation of gold forwards	(ii)(a)	4,004	(7,920)	(19,524)
Gain (loss) on convertible debt embedded derivatives	(ii)(b)	728	(100)	-
Gain on senior secured gold embedded derivatives	(ii)(c)	646	-	-

		$5,228	$9,358	$77,679

(i)	The warrants denominated in Canadian dollars are revalued at each reporting period and the change in fair value recorded in net income (Note 14).

(ii)	Gain (loss) on derivatives is comprised of:

a.	Three gold forward contracts entered into in November 2010, January 2011 and January 2012 plus a $25 million debt entered into in 2010 are accounted for as derivatives.

The Company issued $25.0 million in debt in the third quarter of 2010 with $6.8 million of the proceeds being allocated to a gold embedded derivative arising from the loan repayment being indexed to the gold spot price. This debt was settled on August 12, 2011 with the revaluation of this embedded derivative resulting in a loss of $11.9 million for the year ended December 31, 2011.

VERIS GOLD CORP.| F-22

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The Company entered into a gold forward in January 2011 which was settled in June 2011, resulting in a net loss of $1.4 million for the year ended December 31, 2011.

The fair value of the November 2010 forward contract as at December 31, 2013 was $17.3 million (December 31, 2012 - $21.5 million) resulting in a gain of $4.2 million being recognized in the year ended December 31, 2013 (2012 – loss of $1.1 million and financing charge of $5.4 million; 2011 - $6.1 million loss and $nil financing charge) (Note 13).

The fair value of the January 2012 forward contract as at December 31, 2013 was $6.8 million (December 31, 2012 - $7.0 million) resulting in a revaluation loss of $0.2 million and interest expense of $0.1 million being recognized in the year ended December 31, 2013 (2012 – loss of $1.4 million and interest expense of $0.9 million; 2011 - $nil). During the year ended December 31, 2013, the Company made a payment of $0.5 million (Note 13). As at December 31, 2013, the Company and the counterparty were in ongoing negotiations to extend the settlement date of this forward contract.

b.	The share conversion option within the convertible debts issued on June 15, 2012, July 19, 2012, October 11, 2012, and April 12, 2013 (Note 16) represents an embedded derivative liability for accounting purposes. These embedded derivatives are bifurcated from the convertible debenture contracts and are recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On December 31, 2013 the fair value of the embedded derivatives was $0.2 million (2012 - $0.5 million) with revaluation gains of $0.7 million being recognized in the year ended December 31, 2013 (2012 - $0.1 million loss; 2011 - $nil).

c.	The variable nature of gold payments, represented by the minimum and maximum prices on future gold deliveries (the “Collars”) relating to the Senior Secured Gold Facility Agreements, were determined to be embedded derivatives (Note 15). The fair value of the Collars was $0.2 million at December 31, 2013 resulting in a gain of $0.6 million being recognized in the year ended December 31, 2013. The Collars had not been recognized as at December 31, 2012.

9.	Inventories

	December 31,	December 31,
	2013	2012
Finished goods	$1,696	$2,511
Stockpiled ore	9,178	1,167
Purchased ore	-	434
Work in progress	5,229	11,642
Materials and supplies	8,540	5,971
	$24,643	$21,725

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. As at December 31, 2013 there is a net realizable value provision recorded against materials and supplies inventory of $0.7 million (December 31, 2012 - $0.6 million).

VERIS GOLD CORP.| F-23

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

10.	Restricted funds

		December 31,	December 31,
	Note	2013	2012
Chartis commutation account	(a)	$25,538	$25,778
Chartis money market account	(a)	25,272	19,810
Gold forward sale performance reserve	(c)	2,000	10,000
Water use license letter of credit	(b)	2,895	3,103
Cash pledged as security for letters of credit		664	616
		$56,369	$59,307
Current portion of gold forward sale performance reserve	(c)	-	(8,000)
		$56,369	$51,307

(a)	The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.5 million was on deposit in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations (Note 17).

During 2010 the Company was required to provide further surety to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, the Company currently has on deposit $25.3 million in money market accounts with Chartis.

During the year ended December 31, 2013, the Company made a payment of $1.7 million to fund obligations with the ERTP and a payment of $1.7 million to fund additional surety bond requirements with the NDEP.

During the year ended December 31, 2013, the Company earned interest in the amount of $0.1 million from the commutation and money market accounts (2012 - $0.1 million).

(b)	As required by The Yukon Territorial Government, the Company has funds on deposit in an interest-bearing account with Toronto Dominion Bank reserved for future exploration work in the Yukon related to the Ketza River project.

(c)	As part of the August, 2011 forward gold purchase agreement, the Company was required to deposit $10 million in an escrow account held in the Company’s name. These funds were to be made available when defined production targets have been met (Note 15). The Company met the defined production targets and $8 million of the funds held in escrow were received in February, 2013, the final $2 million is to be released upon settlement of the final scheduled monthly gold delivery. There were no funds received in 2012.

VERIS GOLD CORP.| F-24

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

11.	Mineral property, plant and equipment

Mineral property, plant and equipment comprise:

	Mineral Properties
	Non- depletable	Depletable	Land and Buildings	Plant and Equipment	Construction in Progress	Other	Total
Cost
December 31, 2011	$81,654	$8,426	$50,349	$78,054	$41,949	$1,641	$262,073
Additions	8,337	13,293	1,805	31,604	-	164	55,203
Commenced Use	-	-	-	6,887	(6,887)	-	-
Foreign exchange	1,890	-	60	2	-	-	1,952
December 31, 2012	91,881	21,719	52,214	116,547	35,062	1,805	319,228
Additions	16,837	11,920	-	4,285	8,247	14	41,303
Disposals	-	-	-	(460)	-	-	(460)
Commenced Use (d)	-	-	-	34,357	(34,357)	-	-
Development stage gold sales (c)	(3,517)	-	-	-	-	-	(3,517)
Production commencement, (c)	(12,890)	12,890	-	-	-	-	-
Foreign exchange	(2,159)	-	(117)	(93)	-	(31)	(2,400)
December 31, 2013	$90,152	$46,529	$52,097	$154,636	$8,952	$1,788	$354,154

Accumulated depreciation & Impairment December 31, 2011	$-	$-	$10,440	$19,589	$-	$1,004	$31,033
Depreciation & depletion	-	2,008	1,737	8,786	-	275	12,806
Impairment (b)	31,763	-	-	-	-	-	31,763
Foreign exchange	-	-	24	-	-	-	24
December 31, 2012	31,763	2,008	12,201	28,375	-	1,279	75,626
Depreciation & depletion	-	7,859	646	13,031	-	272	21,808
Disposals	-	-	-	(72)	-	-	(72)
Impairment (b)	31,708	-	1,564	23	-	5	33,300
Foreign exchange	-	-	(3)	(89)	-	(16)	(108)
December 31, 2013	63,471	9,867	14,408	41,268	-	1,540	130,554

Carrying Value
December 31, 2011	$81,654	$8,426	$39,909	$58,465	$41,949	$637	$231,040
December 31, 2012	$60,118	$19,711	$40,013	$88,172	$35,062	$526	$243,602
December 31, 2013	$26,681	$36,662	$37,689	$113,368	$8,952	$248	$223,600

VERIS GOLD CORP.| F-25

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

	Jerritt Canyon	Ketza River	Silver Valley
	(c)/(e)	(a)/(i)	(a)/(ii)	Other	Total
Net book value
December 31, 2011	$155,382	$73,648	$1,814	$196	$231,040
Additions	48,750	6,411	-	42	55,203
Disposals	-	-	-	-	-
Depreciation & depletion	(12,586)	(168)	-	(52)	(12,806)
Impairment (b)	-	(29,914)	(1,849)	-	(31,763)
Foreign exchange	-	1,864	35	29	1,928
December 31, 2012	$191,546	$51,841	$-	$215	$243,602

Additions	38,760	2,529	-	14	41,303
Disposals	(388)	-	-	-	(388)
Development stage gold sales (c)	(3,517)	-	-	-	(3,517)
Depletion/depreciation	(21,593)	(120)	-	(95)	(21,808)
Impairment (b)	-	(33,300)	-	-	(33,300)
Foreign exchange	-	(2,277)	-	(15)	(2,292)
December 31, 2013	$204,808	$18,673	$-	$119	$223,600

(a)	Yukon properties:

(i)  Ketza River properties, Yukon:

The Company has a 100% interest in the Ketza River property including 802 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

(ii)  Silver Valley, Yukon:

The Company has a 100% interest in 149 claims.

(b)	During the years ended December 31, 2013 and 2012 the Company assessed the carrying values of its mineral properties for indications of impairment. The Company believed that certain indicators such as the recent downturn in the resource industry, specifically in relation to exploration and development phase mining projects and the volatility in the global economy, which had negatively affected precious metals prices had contributed to the decrease in the Company’s share price. As a result, the Company determined that the carrying value of its Yukon exploration properties exceeded the expected net present value of its future cash flows. This resulted in an impairment charge of $33.3 million (2012 - $31.8 million impairment) in the year ended December 31, 2013. For the purposes of the impairment assessment, the Company projected a long term gold price per ounce of $1,300 (2012 - $1,600 gold price per ounce projected) and assessed the recoverable amount at fair value less cost of disposal.

VERIS GOLD CORP.| F-26

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(c)	Jerritt Canyon properties, Starvation Canyon, Nevada:

In June 2013 it was determined that the Starvation Canyon mine was producing at a level intended by management, and as such became a production stage asset for accounting purposes. Various factors were considered in making this determination including: 1. major mine infrastructure had been completed; 2. designed and targeted production levels had been achieved; and 3. indicators were observed that suggested operating results would continue at levels designed and targeted. Prior to this determination the Starvation Canyon mine produced an estimated 3,003 ounces of gold, approximately 2,453 of which were recovered and sold. Prior to the attainment of commercial production, an estimated $3.5 million was generated from the sale of these ounces, the proceeds from which were credited to the carrying value of the Starvation Canyon mineral property asset.

(d)	In September 2013 various assets, the most significant being the second tailings facility and water storage reservoir, were commissioned and put into use.

(e)	The First and Second Agreements with Deutsche Bank (Note 15) are guaranteed by the Company and involve the registration of various charges to secure a direct and indirect interest in the Jerritt Canyon properties in Nevada.

12.	Related party transactions

During the year ended December 31, 2013, the Company was charged a total of $0.4 million (2012 - $0.3 million; 2011 $0.4 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2013 is $0.1 million (as at December 31, 2012 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $6.8 million as at December 31, 2013 (December 31, 2012 - $7.0 million). For the year ended December 31, 2013, a revaluation loss of $0.2 million and interest expense of $0.1 million was recognized (2012 – $1.4 million revaluation loss and $0.9 million interest expense; 2011 - $nil) (Note 13).

In January 2011 the Company entered into a gold forward contract with the same company which was settled in in June 2011. The fair value of the liability was $6.9 million as at June 30, 2011, resulting in a loss of $1.4 million being recognized for the year ended December 31, 2011 (note 13).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the year ended December 31, 2013, a total of $0.5 million was charged to the Company under this agreement (2012 – $0.4 million; 2011 - $0.2 million). The amount owing at December 31, 2013 is $0.2 million (December 31, 2012 – $0.1 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

VERIS GOLD CORP.| F-27

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

a)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the periods were as follows:

	2013	2012	2011
Salaries, directors fees, and short-term benefits	$1,852	$1,718	$1,605
Share-based payments	363	1,927	789
	$2,215	$3,645	$2,394

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

13.	Forward contracts

On January 12, 2012, the Company entered into a forward sales contract with a related party (Note 12) which required delivery of 3,665 ounces of gold by June 12, 2012 or a cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company.  This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012.  During the second quarter of 2013, the Company and the counterparty agreed to extend settlement of the contract to June 30, 2013.  Under the terms of the extension, the counterparty received the option to receive an amount of $6.6 million, or alternatively the right to receive 3,839 troy ounces of refined gold.  No settlement was made on either June 30, 2013, or since.  As part of the ongoing extension and renegotiation discussions since June 30, 2013, the Company made a payment of $0.5 million to the counterparty in September, 2013, this payment being almost entirely accrued interest. As at December 31, 2013 the contract had not been settled, the Company was, and continues to be in ongoing negotiations with the counterparty to further extend the settlement date.  The amount of the liability due as of December 31, 2013 was $6.8 million (December 31, 2012 - $7.0 million), and continues to accrue interest on the outstanding balance at a rate of 10% per annum. The Company recorded revaluation losses of $0.2 million and $0.1 million of interest expense (2012 - $1.4 million revaluation loss and $0.9 million interest expense) during the year ended December 31, 2013 (Note 8(ii)(a)).

On January 28, 2011, the Company entered into a forward gold sales contract with a related party (note 12) for which the Company received advance proceeds of $5.0 million. The agreement specified that 4,465 troy ounces of refined gold was to be sold to the counterparty by June 30, 2011. In June of 2011 the contract was settled through (i) a cash payment of $5.4 million generated though the sale of 3,465 ounces of refined gold to a third party; and, (ii) the delivery of 1,000 ounces of refined gold with a fair value of $1.5 million at the time of delivery. For the six months ended June 30, 2011 a net loss on the derivative of $1.5 million was recognized which was comprised of a $1.9 million loss recognized for the increase in fair value of the liability from inception to settlement date, offset by a $0.4 million gain recognized on the gross margin for the 1,000 ounces delivered on settlement.

VERIS GOLD CORP.| F-28

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In May 2011 the Company and the counterparty agreed that the gold delivery would be delayed for a six month period and the Company began accruing a late payment penalty of 2.25% on the ounces of gold to be delivered. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. In December 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in January 2014, and that approximately 3,819 additional ounces would be delivered at that time. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment of $17.3 million rather than through physical delivery of gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. This derivative liability had a fair value of $17.3 million as at December 31, 2013 (December 31, 2012 - $21.5 million), resulting in a gain of $4.2 million being recognized for the year ended December 31, 2013 (2012 – loss of $1.1 million and $5.4 million financing charge) (Note 8(ii)(a)). In January 2014, neither the $17.3 million, nor the amount of gold ounces required, were delivered as scheduled to settle this contract. The Company is currently in negotiations to determine the settlement amount and the final outcome of those negotiations could differ significantly from the amount recorded.

14.	Warrants

(a)	Equity Warrants

Equity warrants issued to brokers as compensation related to debt and equity financings are considered to be share-based payments and are thus included as a component of equity (“Equity Warrants”) and are not classified as derivative instruments.

(b)	Derivative Liability Warrants

As the Company’s functional currency is the US dollar, and the issued and outstanding warrants have an exercise price denominated in Canadian dollars, the warrants are therefore classified as derivative instruments. The warrants have been recognized as a liability in the statement of financial position with the movement in fair value recorded in net income (loss) at each reporting date.

VERIS GOLD CORP.| F-29

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

As at December 31, 2013 the following warrants were outstanding:

Derivative liability warrants
					In thousands
Expiry date	Note	Exercise price (C$)	December 31, 2012	Warrants issued	Warrants exercised/ expired	December 31, 2013	Fair Value as at December 31, 2012	Fair Value as at December 31, 2013

May 24, 2013		5.50	3,349	-	(3,349)	-	$12	$-
February 8, 2015	15	4.40	4,000	-	-	4,000	1,339	8
May 23, 2015	19(c)(i)	4.00	3,908	-	-	3,908	1,700	15
June 15, 2015¹	16(a)	1.95	2,010	-	-	2,010	1,156	32
July 19, 2015²	16(a)	1.95	1,333	-	-	1,333	782	23
October 12, 2015²	16(a)	1.95	670	-	-	670	423	15
Dec 18, 2016	19(c)(vii)	2.35	3,600	-	-	3,600	3,300	148
April 12, 2018	16(b)	1.80³	-	3,400	-	3,400	-	329
July 5, 2018	16(b)	1.80³	-	500	-	500	-	53
August 16, 2016	19(c)(ix)	0.60	-	4,675	-	4,675	-	516
August 16, 2016	19(c)(ix)	0.65	-	3,197	-	3,197	-	336
September 18, 2016	19(c)(x)	0.60	-	7,500	-	7,500	-	869
December 2, 2016	19(c)(xi)	0.50	-	7,502	-	7,502	-	978

Derivative liability warrant total			18,870	26,774	(3,349)	42,295	$8,712	$3,322

Equity warrants
Expiry date	Note	Exercise price (C$)	December 31, 2012	Warrants issued	Warrants exercised/ expired	December 31, 2013	Equity Value as at December 31, 2012	Equity Value as at December 31, 2013
Dec 18, 2014	19(c)(vii)	2.10	432	-	-	432	$171	$171
Dec 18, 2016	19(c)(vii)	2.35	152	-	-	152	81	81
April 12, 2015	16(b)	1.85	-	100	-	100	-	58
August 16, 2015	19(c)(ix)	0.60	-	708	-	708	-	137
September 18, 2016	19(c)(x)	0.60	-	188	-	188	-	40
September 18, 2016	19(c)(x)	0.65	-	675	-	675	-	140

Equity warrant total			584	1,671	-	2,255	$252	$627
Warrant total			19,454	28,445	(3,349)	44,550

1 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on January 14, 2013.

2 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on February 14, 2013.

3 The exercise price is denominated in $US.

VERIS GOLD CORP.| F-30

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The fair value of the liability warrants was $3.3 million as at December 31, 2013 (December 31, 2012 - $8.7 million) and all warrants were long-term in nature (December 31, 2012 - $8.7 million). During the year ended December 31, 2013, a $12.0 million gain was recognized in the consolidated statement of operations and comprehensive income (loss) as a result of changes in the fair value of the warrants (2012 - $17.1 million gain; 2011 - $97.2 million gain), and $nil was recognized in share capital as a result of the fair value of warrants exercised during the period (2012 - $0.2 million; 2011 - $57.4 million).

The warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 90%, weighted average expected lives of the warrants of 2.5 years, and weighted average annual risk-free rates of 1.11%.

15.	Senior secured gold facility

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “First Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. The net cash proceeds represent the $120 million Prepayment net of: (i) $10 million deposited into an escrow account in the Company’s name to be made available upon the Company achieving defined production targets (Note 10(c)); (ii) the $29.9 million settlement of the outstanding senior secured notes; and, (iii) $6.6 million in transaction and legal costs. The February 2013 obligations under the Agreements were net cash settled contemporaneously with the release of $8 million of previously restricted performance reserve funds (Note 10(c)). The Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

On February 7, 2012, the Company entered into a second Forward Gold Purchase Agreement (the “Second Agreement”) with Deutsche Bank. Under the Second Agreement the Company received a gross prepayment of $20 million (the “Second Prepayment”), of which net cash proceeds of $18.9 million were received on February 8, 2012. The net cash proceeds represent the $20 million Second Prepayment net of $1.1 million in transaction and legal costs. The Second Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

As part of the Second Agreement in addition to the Additional Future Gold Deliveries, the Company also issued to Deutsche Bank one share purchase warrant (the “Warrant”), which can be exercised to purchase 4,000,000 common shares of the Company (each “Share Warrant”) at a price of C$4.40 per share on or before February 8, 2015. The fair value of the Warrant on the date of issuance was determined to be $9.9 million using an option pricing model. Of the Second Prepayment $9.9 million was therefore attributed to the Warrant, and was recorded as a derivative liability which has subsequently been revalued at each reporting date with the movement in fair value recorded in net income (loss) at each reporting date (Note 14). The remaining $10.1 million of the Second prepayment was initially recorded as deferred revenue.

Under the terms of the First and Second Agreements, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces and 27,950 ounces, respectively, to be delivered to Deutsche Bank over a forty-eight and forty-three month term, respectively, commencing September 2011 and March 2012, respectively. For the First Agreement, the scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first six months of the term; (ii) 2,000 ounces per month for the following six months of the term; and, (iii) 4,330 ounces per month for the final thirty-six months of the term (the “Future Gold Deliveries”). For the Second Agreement, the scheduled future gold deliveries are 650 ounces delivered per month from March 2012 to September 2015 inclusive (the “Additional Future Gold Deliveries”).

VERIS GOLD CORP.| F-31

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

In addition to the Prepayment, Deutsche Bank will make additional payments to the Company for the Future Gold Deliveries. For the First Agreement, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,950 per ounce. For the Second Agreement, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,750 per ounce. For the First Agreement, any shortfall which would occur in the event the Company is unable to produce gold compared to that scheduled under the terms of the Agreement will result in the Company being obligated to pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”). For the Second Agreement, any shortfall which would occur in the event the Company is unable to produce gold compared to that scheduled under the terms of the Agreement will result in the Company being obligated to either (a) pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”); or (b) issue to Deutsche bank common shares of the Company with equivalent market value of the Shortfall.

For the First Agreement, interest will be charged on the Shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. For the Second Agreement, interest will be charged on the Shortfall at 9% per annum and is due on demand. However, under the Agreement the Company may deliver a monthly Shortfall in gold, plus interest, if it can do so within fourteen days of the scheduled monthly delivery date. The Company is only allowed to exercise this late delivery right no more frequently than four times in total during the term of the Agreement, and no more frequently than during two consecutive calendar months.

Pursuant to the First Agreement and the Second Agreement (collectively, the “Agreements”), the Company was required to deliver a total of 2,650; 4,980; and, 1,980 ounces of gold on April 30, 2012; November 30, 2012; and June 30, 2013, respectively. Under the Agreements the Company was entitled to, and did request, a fourteen day extension to that delivery requirement and the Company delivered 2,650; 4,000; 980; and,1,980 ounces of gold on May 17, 2012; December 10, 2012; December 14, 2012; and July 15, 2013. The Company made cash payments in lieu of delivery of 4,980; and 4,980 ounces of gold on October 31, 2013; and November 30, 2013. The Company did not deliver or make cash payment in lieu of delivery of 4,980 ounces of gold due on December 31, 2013.  The February 2013 obligations under the Agreements were net cash settled contemporaneously with the release of $8 million of previously restricted performance reserve funds (Note 10(c)). The Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

Pursuant to the terms of the Agreements, in July and August of 2013 the Company elected to net-cash settle the two $4.23 million obligations due for those two months. These cash payments represented the $850 per ounce due on the monthly 4,980 ounce gold delivery scheduled for those months. The election to cash settle was indicative that the Agreements were no longer held for the purpose of delivering gold in accordance with the Company’s expected requirements. As such, the cash-settlement election (the “Triggering Event”) triggered the need to reassess the deferred revenue accounting treatment originally adopted for the Agreements. Under the original deferred revenue treatment the initial proceeds received by the Company from the Agreements, less the $9.9 million attributable warrants issued along with the Second Agreement, were being recognized from deferred revenue liabilities into revenue on a per-ounce basis, as the ounces were delivered.

VERIS GOLD CORP.| F-32

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The reassessment of the Agreements required by the Triggering Event resulted in the Company concluding that as of July 1, 2013 the Agreements were financial liabilities. Further, the variable pricing used for the additional gold payments, represented by the minimum and maximum prices on future gold deliveries (the “Collars”), were determined to be derivatives embedded within the Agreements, thus making the Agreements financial liabilities. It was determined that for accounting purposes upon the Triggering Event that the embedded derivative Collars be initially recognized at fair value and then subsequently measured at fair value through profit or loss.

The initial and subsequent fair value of the Collars is determined by reference to the aggregated value of certain gold calls with pricing and settlement dates  similar to (i) the Collars’ pricing; and (ii) the Agreements’ scheduled future gold delivery obligation dates. The initial fair value of these embedded derivative liabilities was determined to be $0.9 million. The fair value of this embedded derivative as of December 31, 2013 was $0.2 million, resulting in a $0.6 million gain from derivatives being recognized in the year ended December 31, 2013 (Note 8(ii)(c)).

The Senior Secured Gold Facility, which represents the debt-host contract of the Agreements, excluding the separately valued and accounted for embedded derivative liabilities, is a financial liability that was also recorded initially at fair value as of July, 2013; and, as been subsequently measured at amortized cost using the effective interest method. The initial fair-value of this financial liability was $92.0 million, which was determined by using an effective interest rate of 18% applied to the anticipated monthly cash-flows attributable to the scheduled monthly gold delivery obligations of the Agreements. A $12.1 million loss was recognized in the year ended December 31, 2013 which resulted from recording the Senior Secured Gold Facility (Note 8) at fair value as of July 1, 2013. The resulting interest expense recognized for the year ended December 31, 2013 was $8.2 million (Note 6).

As of December 31, 2013, the Senior Secured Gold Facility had the following carrying values:

	December 31, 2013		December 31, 2012
	Current	Long Term	Current	Long Term
Senior Secured Gold Facility	$77,309	$-	$38,671	$64,686

As of December 31, 2013, the Company has made the following settlements and has the following obligations for future deliveries:

	December 31, 2013		December 31, 2012
	Au oz's	Au oz's	Au oz's	Au oz's
	Settled	Future Delivery	Settled	Future Delivery
Senior Secured Gold Facility	96,600	105,230	41,820	160,010

The Company incurred $8.7 million of fees to parties involved in the Agreement, of which $1.7 million was expensed as transaction costs and the balance of $7.0 million paid to Deutsche Bank was originally deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods.

These previously deferred transaction costs were contemplated as part of the revaluation of the Senior Secured Gold Facility and, as of the July 2013 revaluation date, are no longer separately presented and amortized.

VERIS GOLD CORP.| F-33

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

As of December 31, 2013, the Company has the following deferred transaction costs:

	December 31, 2013		December 31, 2012
	Current Deferred	Long Term Deferred	Current Deferred	Long Term Deferred
	Transaction Costs	Transaction Costs	Transaction Costs	Transaction Costs
Senior Secured Gold Facility	$-	$-	$2,072	$3,477

On January 28, 2014, the Company received a notice of default from Deutsche Bank for failure to make the full scheduled delivery as of December 31, 2013 or any amount in cash corresponding to the gold delivery shortfall. Subsequent to year end, the Company has failed to make the scheduled delivery for January, February and March 2014, or any amount in cash corresponding to the gold delivery shortfall.

Deutsche Bank has advised the Company that it is considering what actions, if any, it may wish to make in response to the contract concerning this event. These actions include an assignment of Deutsche Bank’s rights and obligations under the agreements to a third party or realizing on the security granted.

16.	Convertible debt

(a)	Convertible debentures

The Company issued unsecured convertible debentures on June 15, 2012 (the “June Debentures”), July 19, 2012 (the “July Debenture”), October 11, 2012 (the “October Debenture”), for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The June, July, and October Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively.

At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual (the “Market Price”), discounted by 5% per Share (the "Conversion Option").

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares (up to a maximum of 75%), or any combination of cash and Shares (up to a maximum of 75% Shares). The Company may only elect to convert all or any part of the Debentures outstanding in Shares if the market price for the Shares is greater than $2.00 for at least five out of the ten trading days preceding the date in which the Company delivers the Shares to the holder (such date not to be less than twenty days prior to the Maturity Date). The holder will have the option to require early repayment in the event of default by the Company.

For the June, July, and October Debentures, the Company also issued 201,011; 133,332; and, 66,956 common shares, respectively of the Company (the "Structuring Shares"), and 2,010,125; 1,333,333; and, 669,568 common share purchase warrants (the "Warrants"), respectively, to the Debenture holders. Each Warrant entitles the holder to purchase one Share at an exercise price of $3.00 and will expire three years following the Closing Date. On January 14, 2013 the holders of the June Debentures exercised their option to amend the exercise price of the June Warrants from $3.00 to $1.95. On February 14, 2013 the holders of the July and October Debentures exercised their option to amend the exercise price of the July and October Warrants from $3.00 to $1.95.

VERIS GOLD CORP.| F-34

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

On October 24, 2012 the holders of the June Debentures elected to convert C$1 million of the face value into 380,373 shares. The carrying value of the debt component settled was $0.4 million and the fair value of the shares issued was $1.1 million (Note 19(c)(vi)) which resulted in a loss on conversion of $0.7 million.

(b)	Convertible note

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and matured on December 12, 2013.

In connection with the Note, the Company also issued to the lender 3,400,000 five-year common share purchase warrants with an exercise price of US$1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”), and also issued Casimir 100,000 common share purchase warrants with an exercise price of C$1.85 and a term of two years from the Closing Date.

The Note provides that from and after the maturity date or at the election of the Lender in an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, on July 5, 2013, the Company issued the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of July 5, 2018.

As a result of the conversion option features in the Debentures and the Note, both convertible debt instruments are recorded as compound financial liabilities. For accounting purposes the conversion options are embedded derivative liabilities which are initially bifurcated from the debt host contracts (the Debentures and the Note), are measured separately at fair value, and subsequently re-measured at fair value through interest and other income (expense) (Note 8) at each reporting date. The debt component of the Debentures and the Note are measured at amortized cost, and is accreted over the expected term to maturity using the effective interest method.

As of December 31, 2013 the US $10 million principal had not been paid and remained outstanding. Subsequent to December 31, 2013 the Company entered into an agreement with the Lender to extend the maturity date of the Note to January 12, 2014, and to amend the exercise price of the related warrants from US$1.80 to US$0.50. The amendment to the exercise price of the warrants became effective as of February 14, 2014. The principal amount was not settled on the extended January 12, 2014 maturity date, this resulted in the Company incurring interest on the outstanding balance at a rate of 21% per annum, payable monthly.

VERIS GOLD CORP.| F-35

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The table below provides a summary of the allocation on the initial recognition of the issued convertible debt:

Initial value	Components
		Embedded	Equity	Warrant Liability
	Debt	Derivative	Note 19(iii)/(v)	Note 14	Total
CAD
June 15, 2012	$1,947	$152	$584	$3,317	$6,000
July 20, 2012	846	141	453	2,560	4,000
October 11, 2012	569	71	213	1,147	2,000
April 12, 2013	7,344	459	-	2,331	10,134
	10,706	823	1,250	9,355	22,134
USD
June 15, 2012	1,901	148	570	3,238	5,857
July 20, 2012	840	140	450	2,539	3,969
October 11, 2012	578	69	214	1,169	2,030
April 12, 2013	7,247	453	-	2,300	10,000
	$10,566	$810	$1,234	$9,246	$21,856

The Debentures had a total of $1.3 million of transactions costs incurred with the issuance which were allocated to the components noted above on a pro-rata basis. The Debentures had a $0.6 million portion attributed to the debt components which have been deferred and will be amortized over the term of the Debentures; $0.1 million portion attributed to the Structuring shares which was recorded in equity net of the allocated proceeds; and the remainder was included in expensed transaction costs (Note 7).

As at December 31, 2013 the carrying value of the embedded derivative and debt components of the convertible debt instruments was as follows:

Carrying value	Embedded Derivative		Debt
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
June 15, 2012	149	332	2,891	2,041
July 20, 2012	9	91	1,797	1,094
October 11, 2012	5	44	952	634
April 12, 2013	1	-	10,000	-
	164	467	15,640	3,769
Current portion	-	-	(10,000)	-
	164	467	5,640	3,769

17.	Decommissioning and rehabilitation provisions

Changes in reclamation obligations:

	December 31,	December 31,
	2013	2012
Balance, beginning of year	$54,629	$47,548
Accretion expense	1,707	1,225
Foreign exchange	(238)	77
Reclamation spending	-	(63)
Revisions in estimates of liabilities and additional obligations	(1,128)	5,842
	$54,970	$54,629

As at December 31, 2013 and December 31, 2012 all of the decommissioning and rehabilitation provisions were long-term in nature.

VERIS GOLD CORP.| F-36

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The Company’s decommissioning and rehabilitation provisions consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $51.5 million (2012 - $51.0 million) reflecting payments for approximately the next 24 years. The present value of obligations relating to exploration activity are currently estimated at $3.5 million (2012 - $3.6 million) reflecting payments for approximately the next 10 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance, and other costs.

The undiscounted value of this liability is $70.5 million (2012 - $68.9 million). Inflation rate assumptions of 1.7% and discount rates of 2.5% – 3.5% have been used to determine the present value of the obligation. The 2013 revision in estimates of liabilities and reduction in obligations is primarily due to the recognition of additional future reclamation obligations offset by increased discount rates (2012 increased due to recognition of additional future reclamation obligations). The majority of future estimated decommissioning and rehabilitation work has been funded through cash deposits held at various financial and government institutions (Note 10).

18.	Finance lease obligations

The Company has finance lease obligations at the Queenstake Resources U.S.A., Inc. subsidiary for equipment used for the Jerritt Canyon operations. The net carrying amount of the leased equipment included in mobile plant and equipment was $8.7 million at December 31, 2013 (December 31, 2012 - $7.1 million) (Note 11).

	December 31,	December 31,
Maturity analysis of finance leases:	2013	2012
Current	$3,174	$1,942
Non-current	2,414	3,358
	$5,588	$5,300

	December 31,	December 31,
Reconciliation of minimum lease payments	2013	2012
Less than a year	$3,660	$2,406
2 years	1,945	2,229
3 years	340	1,322
	5,945	5,957
Less: unearned finance income	(357)	(657)
Present value of minimum lease payments	$5,588	$5,300

19.	Share capital and share based payments

(a)	Authorized share capital consists of an unlimited number of common shares

(b)	On October 9, 2012, the Company completed a ten for one consolidation (the “Consolidation”) of the Company's common shares. On October 9, 2012, the 996,901,669 common shares issued and outstanding were consolidated to approximately 99,689,930 common shares. The Company's outstanding stock options and listed warrants were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices and warrant exercise prices respectively. All comparative period information has been adjusted to reflect this Consolidation.

VERIS GOLD CORP.| F-37

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(c)	Common shares issued and outstanding

a.	On May 24, 2011, the Company closed a private placement for gross proceeds of $14.7 million, from the issuance of an aggregate of 3,348,837 units at price of C$4.30 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$5.50 per share within twenty-four months of closing of the private placement. Of the $14.7 million proceeds $8.1 million was attributed to common shares, and $6.6 million was attributed to the warrants. There was no finder's or commission fee payable on the private placement.

b.	On March 2, 2011, the Company closed a private placement for gross proceeds of $7.2 million, from the issuance of an aggregate of 833,488 flow-through shares (the "FT Shares") at C$8.50 per FT Share. There was no finder's or commission fee payable on the private placement.

(i)	On May 23, 2012, the Company closed a private placement for gross proceeds of $8.7 million, from the issuance of an aggregate of 3,908,174 units at price of C$2.30 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$4.00 per share within twenty-four months of closing of the private placement. Of the $8.7 million proceeds $3.5 million was attributed to common shares, and $5.2 million was attributed to the warrants. There was no finder's fee or commission payable on the private placement.

(ii)	May 28, 2012, the Company closed a private placement to settle $6.7 million in current accounts payable by the issuance of an aggregate of 2,284,740 commons shares at a deemed price of C$3.00 per share. There was no finder's fee or commission payable on the private placement.

(iii)	On June 15, 2012, the Company issued 201,011 Structuring shares concurrently with the issuance of convertible debentures (Note 16). $0.6 million of the gross proceeds were attributed to the Structuring shares which were recorded in equity net of transaction costs of $41 thousand.

(iv)	On July 19, 2012, the Company issued 133,332 Structuring shares concurrently with the issuance of convertible debentures (Note 16). $0.4 million of the gross proceeds were attributed to the Structuring shares which were recorded in equity net of transaction costs of $32 thousand.

(v)	On October 12, 2012, the Company issued 66,956 Structuring shares concurrently with the issuance of convertible debentures (Note 16). $0.2 million of the gross proceeds were attributed to the Structuring shares which were recorded in equity net of transaction costs of $15 thousand.

(vi)	On November 13, 2012, the Company issued 380,373 Structuring shares upon conversion of convertible debentures (Note 16). The fair value of the Structuring shares issued upon conversion was $1.1 million.

(vii)	On December 18, 2012, the Company closed a public offering of 7,200,000 Units at a price of C$2.10 per Unit representing aggregate gross proceeds of $15.3 million. Each Unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of C$2.35 until December 18, 2016. Of the gross proceeds $13.4 million was attributed to common shares and recorded in equity, and $1.9 million was attributed to the warrants and recorded in warrant liability (Note 14).

VERIS GOLD CORP.| F-38

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The Company paid agents fees equivalent to 6% ($0.9 million) of the public offering. The agents fees were satisfied with $0.3 million in cash, and 304,085 units under the same terms as the public offering. The unit shares had a value of $0.6 million, which was recorded in equity, and the unit warrants had a fair value of $0.1 million, which was recorded in transaction costs and finance fees (Note 7).

The Company also issued agents 432,000 broker compensation options with a fair value of $0.2 million at issuance which was recorded in equity (Note 14). Each broker compensation option consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$2.10 per share until December 18, 2014.

(viii)	On April 12, 2013, the Company issued 100,000 broker compensation warrants concurrently with the issuance of convertible note (Note 16). The broker compensation warrants had a fair value of $0.1 million at issuance which was recorded in equity (Note 14).

(ix)	On August 16, 2013, the Company closed a public offering of 9,349,362 Units at a price of C$0.52 per Unit and 6,393,310 Flow-Through Units at a price of C$0.55 per Unit for gross proceeds of $8.1 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each Unit Warrant has an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Each whole Flow-Through Unit warrant has an exercise price of C$0.65 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Of the gross proceeds $6.1 million was attributed to common shares and recorded in equity, $0.2 million was attributed to the flow-through share premium and recorded in deferred tax liabilities, and $1.8 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 7% ($0.9 million) of the public offering. The agents’ fees were satisfied with $0.6 million in cash, and 314,853 common shares of the Company. The shares had a value of $0.2 million. 78% of the agents fees were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 7).

The Company also issued agents 708,420 broker compensation warrants with a fair value of $0.1 million. 78% of the broker compensation warrants were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 7). Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.60 per share until August 16, 2015.

(x)	On September 18, 2013, the Company closed a private placement for gross proceeds of $7.6 million, from the issuance of an aggregate of 15,000,000 units at price of C$0.52 per unit. Each unit consisted of one common share and one half of one share purchase warrant exercisable to purchase one additional common share at a price of C$0.60 per share until September 18, 2016. Of the gross proceeds $6.0 million was attributed to common shares and recorded in equity, and $1.6 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 5% ($0.4 million) of the private placement. The agents fees were satisfied with $0.2 million in cash, and 375,000 units under the same terms as the private placement. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees (Note 7).

The Company also issued agents 675,000 broker compensation warrants with a fair value of $0.1 million. 79% of the broker compensation warrants were recorded in equity and 21% were recorded in transaction costs and finance fees (Note 7). Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.65 per share until September 18, 2016.

VERIS GOLD CORP.| F-39

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

(xi)	On December 2, 2013, the Company closed a public offering of 8,488,780 Units at a price of C$0.405 per Unit and 6,515,628 Flow-Through Units at a price of C$0.43 per Unit for gross proceeds of $5.9 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each whole Unit and whole Flow-Through Unit Warrant has an exercise price of C$0.50 and entitles the holder thereof to acquire one common share of the Company until December 2, 2016. Of the gross proceeds $4.6 million was attributed to common shares and recorded in equity, $0.2 million was attributed to the flow-through share premium and recorded in deferred tax liabilities, and $1.1 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 6% ($0.5 million) of the public offering. The agents fees were satisfied with $0.4 million in cash, and 300,088 common shares of the Company. The shares had a value of $0.1 million. 81% of the agents fees were recorded in equity and 19% were recorded in transaction costs and finance fees (Note 7).

(d)	Stock options

The Company has a stock option plan (“the Plan”) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to three years dependent upon the individual’s role and any specified performance criteria. The company is currently restricted from issuing new stock options pending the completion of regulatory compliance matters pertaining to the Company’s most recently approved Stock Option Plan.

The total fair value of the stock based compensation recognized during the year ended December 31, 2013 was $0.5 million (2012 - $2.8 million; 2011 - $3.2 million). Of this amount for the year ended December 31, 2013, $0.2 million is included in cost of sales (2012 - $0.6 million; 2011 - $1.4 million), and $0.3 million is included in general and administrative expense for the year then ended (2012 – $2.2 million; 2011 - $1.8 million). The fair value of stock options granted during the year ended December 31, 2013 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012	2011
Weighted average fair value at grant date ($)	$1.22	$2.43	$3.88
Expected dividend yield (%)	0%	0%	0%
Average risk-free interest rate (%)	1.2%	1.3%	1.9%
Expected life (years)	5.0	5.0	5.0
Expected volatility (%)	128%	125%	125%
Forfeiture rate (%)	0%	0%	0%

VERIS GOLD CORP.| F-40

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

Continuity of stock options outstanding is as follows:

	Options outstanding (000's)	Weighted average exercise price (C$/option)
At December 31, 2010	5,344	3.66
Granted	792	4.64
Exercised	(19)	1.92
Expired	(58)	9.17
Forfeited	(38)	1.50
At December 31, 2011	6,021	3.76
Granted	818	2.76
Exercised	(23)	1.50
Expired	(546)	11.38
Forfeited	(24)	3.92
At December 31, 2012	6,246	2.97
Granted	515	1.44
Exercised	-	-
Expired	(1,043)	3.42
Forfeited	(198)	1.84
At December 31, 2013	5,520	2.78

The following information pertains to the options outstanding at December 31, 2013:

Options Outstanding				Vested
Exercise Price (C$)	Options outstanding (000's)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)	Options outstanding (000's)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)
1.42 - 2.50	1,668	1.53	1.05	1,668	1.53	1.05
2.51 – 3.50	3,371	3.10	1.65	3,366	3.10	1.65
3.51 – 4.50	161	4.50	2.69	161	4.50	2.69
4.51 – 7.40	320	5.11	2.39	320	5.11	2.39
	5,520	2.78	1.54	5,515	2.78	1.54

20.	Supplemental cash flow information

Years ended December 31	2013	2012	2011
Change in operating working capital
Accounts receivable and other	$1,594	$(640)	$(2,988)
Inventories	(7,826)	(6,570)	6,697
Accounts payable and accrued liabilities	31,092	(6,810)	(16,724)
	$24,860	$(14,020)	$(13,015)

Years ended December 31	2013	2012	2011
Operating activities include the following cash paid:
Interest paid	$1,050	$353	$97
Income taxes paid	335	43	-
	$1,385	$396	$97

VERIS GOLD CORP.| F-41

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

21.	Income taxes

	2013	2012	2011
Current tax expense	$45	$469	$-
Adjustments in respect of prior years	125	(493)	(676)
Total current tax expense (recovery)	170	(24)	(676)
Deferred tax recovery	(8,819)	(7,890)	484
Total deferred tax recovery	(8,819)	(7,890)	484
Income tax recovery	$(8,649)	$(7,914)	$(192)

Effective April 1, 2013, the BC provincial tax rate increased from 10% to 11% resulting in an overall increase in the statutory rate from 25% to 25.75% for 2013. Income tax expense reported differs from the amount computed by applying the combined Canadian federal and provincial income tax rates, applicable to Veris Gold Corp., to the income (loss) before the tax provision due to the following:

	2013	2012	2011
Loss before income taxes	$(75,301)	$(27,929)	$26,190
Canadian federal and provincial income tax rates	25.75%	25.00%	26.50%
Expected income tax recovery based on Canadian federal and provincial income tax rates	(19,390)	(6,982)	6,940
Increase (decrease) attributable to:
Non-deductible (taxable) items	(473)	(4,000)	(21,951)
Non-deductible share based payments	75	550	478
Utilization of previously unrecognized deferred tax assets	(2,149)	-	-
Change in unrecognized deferred assets	12,805	3,986	16,706
Effects of different statutory tax rates on earnings of subsidiaries	(4,689)	(1,747)	(3,957)
Nevada Net Proceeds Tax	170	469	-
Effect of foreign currency exchange rate change	3,940	(364)	566
Effect of flow through share renunciation	1,079	1,101	-
Impact of future income tax rates applied versus current statutory rates	(204)	-	-
Adjustment in respect of prior years	143	-	-
Other	44	(927)	1,026
	$(8,649)	$(7,914)	$(192)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2013	December 31, 2012
Deferred tax assets:
Decommisioning and rehabilitation provision	$2,454	$1,465
Non-capital and net operating loss carry forwards	26,010	17,200
Excess tax value of property plant and equipment over book value	413	658
Other	-	87
	28,877	19,410

Deferred tax liabilities:
Excess book value of property plant and equipment over tax value	(24,209)	(22,156)
Mineral properties	(4,133)	(6,546)
Flow-through share premium	(334)	(344)
Unrealized foreign exchange gain and other	(986)	(11)
	(29,662)	(29,057)
Deferred tax liability, net	$(785)	$(9,647)

VERIS GOLD CORP.| F-42

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

In 2013, the Company included as part of the deferred tax liabilities, a premium on flow-through shares equal to $0.3 million (2012 - $0.3 million).

During 2013, the Company renounced C$4.8 million (2012 - C$5.6 million) of Canadian Exploration Expenditures to flow-through shareholders. The result of this renunciation was that the "Cumulative Canadian Exploration Expenditures" pool of the Company was reduced and a $1.4 million (2012 - $1.7 million) deferred tax liability was recorded on the date of filing the renunciation and a deferred tax expense recognized. In addition, in 2013 the company released $0.3 million (2012 - $0.6 million) of the flow-through share premium discussed above that offset the deferred tax liability and related expense recorded on renunciation.

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2013	2012
Decommisioning and rehabilitation provision	$60,383	$90,636
Non-capital and net operating loss carry forwards (i)	151,484	167,213
Financing costs	5,629	2,132
Unrealized foreign exchange losses	236	8,608
Mineral property and property plant and equipment book less tax basis	18,909	6,258
Mark to market adjustment	12,530	16,480
Other temporary differences	37,919	30,711
	$287,090	$322,038

(i) The unrecognized tax losses will expire between 2015 and 2033.

The Company has income tax loss carry-forwards of approximately $13 million (2012 - $14 million) for Canadian tax purposes and $221 million (2012 - $203 million) for U.S. tax purposes. Under U.S. tax law, the Company experienced a number of changes of control largely due to raising capital through various private placements and public offerings. The U.S. tax implication to the Company is a limitation of the ability to utilize its U.S. net operating loss carry-forwards in future taxation years. The Company's annual limitations are currently as follows:

Annual Limitation
Pre-2008 Losses	$0.3 million
Pre-2011 but Post-2008 Losses	$5.9 million (the "2010 Limitation")

The 2010 Limitation may be increased to $31 million in the first five year period starting from the 2010 change of control date. In addition, the Company may have experienced another change of control in 2013 which may further restrict the Company’s ability to utilize its U.S. tax loss carry-forwards.

VERIS GOLD CORP.| F-43

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The loss carry-forwards if unused expire as follows for both the Canadian and U.S. tax jurisdictions:

	Canadian Tax Jurisdictions	U.S. Tax Jurisdictions	TOTAL
2014-2020	$793	$-	$793
2021	-	-	-
2022	-	-	-
2023	-	-	-
2024	-	-	-
2025	-	-	-
2026	1,556	-	1,556
2027	2,991	-	2,991
2028	2,625	45,262	47,887
2029	1,298	38,617	39,915
2030	1,429	32,244	33,673
2031	353	67,359	67,712
2032	1,525	14,345	15,870
2033	277	23,099	23,376
	$12,847	$220,926	$233,773

22.	Segmented information

All of the Company’s operations are within the mining sector, primarily the acquisition, exploration and production of gold, conducted through operations in North America. As of December 31, 2013, the Company had one producing gold mine located in Nevada, USA and exploration properties in Canada (Yukon) and the USA. For the year ended December 31, 2013 and 2012, 100% of the Company’s gold production was sold through a single broker.

The Company’s operating segments reflect the Company’s geographical operations and are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, the Chief Operating Officer.

Year ended December 31, 2013	Canada	USA	Consolidated
Current assets	$1,594	$30,617	$32,211
Non current assets	22,459	258,281	280,740
Total assets	24,053	288,898	312,951

Current liabilities	16,205	183,130	199,335
Non current liabilities	13,245	53,886	67,131
Total liabilities	$29,450	$237,016	$266,466

Year ended December 31, 2012	Canada	USA	Consolidated
Current assets	$8,099	$41,122	$49,221
Non current assets	55,949	243,289	299,238
Total assets	64,048	284,411	348,459

Current liabilities	6,668	76,861	83,529
Non current liabilities	25,710	140,559	166,269
Total liabilities	$32,378	$217,420	$249,798

VERIS GOLD CORP.| F-44

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

Year ended December 31, 2013	Canada	USA	Consolidated
Mining sales	$-	$187,911	$187,911
Toll milling sales	-	8,068	8,068
Cost of sales (excluding depreciation & depletion)	-	180,885	180,885
Depreciation & depletion	85	20,648	20,733
Income tax expense (recovery)	(8,819)	170	(8,649)
Net income (loss)¹	(16,378)	(50,274)	(66,652)
Capital expenditures	$2,543	$38,760	$41,303

Year ended December 31, 2012	Canada	USA	Consolidated
Mining sales	$-	$160,561	$160,561
Toll milling sales	-	-	-
Cost of sales (excluding depreciation & depletion)	-	134,350	134,350
Depreciation & depletion	52	11,981	12,033
Income tax recovery	(7,890)	(24)	(7,914)
Net income (loss)¹	(12,227)	(7,788)	(20,015)
Capital expenditures	$6,453	$48,750	$55,203

1 Includes an impairment charge in Canada of $33.3 million (2012 - $31.8 million) (Note 11(b)).

Year ended December 31, 2011	Canada	USA	Consolidated
Mining sales	$-	$105,116	$105,116
Toll milling sales	-	-	-
Cost of sales (excluding depreciation & depletion)	-	130,975	130,975
Depreciation & depletion	58	6,618	6,676
Income tax recovery	(484)	676	192
Net income (loss)	59,640	(33,258)	26,382
Capital expenditures	$7,559	$73,727	$81,286

23.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

a)	Financial assets and liabilities classified as Fair Value Through Profit or Loss (FVTPL)

The Company’s financial assets and liabilities classified as FVTPL are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income.

VERIS GOLD CORP.| F-45

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The Company’s derivative financial assets and liabilities classified as FVTPL are as follows:

		December 31,	December 31,
	Notes	2013	2012
Current derivative liabilities
Warrants	14	-	12
Derivatives embedded in convertible debt	16	164	467
Derivatives embedded in senior secured gold facility	15	229	-
Derivative forward contracts	13	23,403	7,006
		23,796	7,485
Non-current derivative liabilities
Derivative forward contracts	13	-	21,480
Warrants	14	3,322	8,700
		$3,322	$30,180

Other categories of financial instruments

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

The fair value of borrowings was determined using discounted cash flows at prevailing market rates and the fair value is approximately equal to the carrying value of the debt.

b)	Fair value measurements of financial assets and liabilities

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

An assessment of the company’s financial instruments carried at fair value is set out below:

	December 31, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Cash and cash equivalents	$1,161	$-	$9,295	$-
Restricted funds	56,369	-	59,307	-
	57,530	-	68,602	-
Financial Liabilities
Derivatives embedded in convertible debt	-	164	-	467
Derivatives embedded in senior gold facility	-	229	-	-
Warrants	-	3,322	-	8,712
Derivative forward contracts	-	24,086	-	28,486
	$-	$27,801	$-	$37,665

VERIS GOLD CORP.| F-46

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The fair value measurement methodologies used for the level 2 inputs were as follows:

The fair value of the derivative liability forward contracts (Note 13) are calculated using quoted forward gold curve prices applied to the amount of ounces the Company is obligated to deliver under the terms of the forward contract liability;

The fair value of derivative liability warrants (Note 14) is calculated using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 90%, weighted average expected lives of the warrants of 2.5 years, and weighted average annual risk-free rates of 1.11%;

The fair value of the embedded derivative liabilities represented by the equity conversion options included in the convertible debt instruments (Note 16) is determined through forecasted conversion option values determined through Monte Carlo simulation analysis’; and,

The fair value of the embedded derivative liabilities arising from the Collars included in the Deutsche Bank Agreements (Note 15), is determined by reference to the aggregated value of certain gold calls with pricing and settlement dates similar to (i) the Collars’ pricing; and (ii) the Agreements’ scheduled future gold delivery obligation dates.

At December 31, 2013 there were no financial assets or financial liabilities recognized at fair value on a non-recurring basis.

c)	Financial Risk Management

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

Market risk

Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or commodity prices will affect the fair values or future cash flows of the Company.

(i)	Currency risk

Results are reported in US dollars. The majority of our operating and capital expenditures are denominated and settled in US dollars. The largest single exposure we have is to the Canadian dollar through cash holdings and corporate administration costs. Consequently, fluctuations in the US dollar exchange rate against the Canadian dollar increases the volatility of corporate administration costs and overall net earnings, when translated into US dollars. The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

VERIS GOLD CORP.| F-47

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

The Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars:

In thousands of CAD	December 31,	December 31,
	2013	2012
Cash and cash equivalents	$-	$6,674
Accounts receivable	1,144	735
Restricted funds	3,786	3,700
Accounts payable and accrued liabilities	$(6,428)	$(6,160)

Based on the above net exposures as at December 31, 2013, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in $0.1 million (2012 - $0.5 million) increase or decrease, respectively, in operating results and shareholders’ equity.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

The Company is not exposed to interest rate risk on any borrowings because they are all held at fixed interest rates.

(iii)	Commodity price risk

The Company sells its gold production in the world market. The market prices of gold are the primary drivers of our profitability and ability to generate free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price.

The Company is also exposed to fluctuations in the market prices of gold through our derivative and non-derivative forward gold contracts as increases in the market prices of gold will increase the value of gold used for settlement of these contracts.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, restricted funds, and trade and other receivables. For cash and cash equivalents, restricted funds, and trade and accounts receivable, credit risk exposure equals the carrying amount on the statement of financial position.

(i)	Cash and cash equivalents

The Company manages its credit risk on cash and cash equivalent balances by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA.

(ii)	Restricted funds

The Company has funds of $50.8 million included in restricted funds (Note 10) with a third party insurer with a Standard & Poor’s rating of A+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

VERIS GOLD CORP.| F-48

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

Also included in restricted funds is $2.0 million in an escrow account held in the Company’s name at a European bank with a Standard & Poor’s rating of A+ (Note 10). These funds relate to the senior secured gold facility (Note 15), and will be made available to the Company when defined production targets are achieved.

The remaining $3.6 million in restricted funds at December 31, 2013, which relate to a water use license letter of credit and cash pledged as security for letters of credit (Note 10), are held as short term deposits with a Tier 1 Canadian bank with a Standard & Poor’s rating of AA-.

Liquidity risk

Liquidity risk is the risk of loss from not having sufficient funds to meet financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses.

The following are the contractual maturities of the undiscounted cash flows of derivative and non-derivative liabilities at December 31, 2013 and 2012:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	$84,373	$-	$-	$-	$84,373
Finance lease obligations	1,043	2,617	1,945	340	5,945
Convertible debt	10,000	-	6,511	7,813	24,324
Forward contracts	24,086	-	-	-	24,086
Senior secured debt facility	16,932	38,097	34,417	-	89,446
At December 31, 2013	136,434	40,714	42,873	8,153	228,174

Accounts payable and accrued liabilities	35,431	-	-	-	35,431
Finance lease obligations	674	1,732	2,229	1,322	5,957
Convertible debt	-	-	-	15,312	15,312
Forward contracts	28,486	-	-	-	28,486
At December 31, 2012	$64,591	$1,732	$2,229	$16,634	85,186

d)	Managing Capital

The Company manages capital so as to support the capital required for the ongoing operations, and for development of the Companies mineral properties.  The capital of the Company consists of shareholders’ equity; debt and convertible debt instruments; and, cash.

The capital structure of the Company is evaluated by management on an ongoing basis and is adjusted as changes occur in both the economic conditions of the industry in which the Company operates, and the capital markets available to the Company.   A component of managing capital includes planning, budgeting and forecasting processes to determine the Company’s capital requirements.  As part of the management of capital, subsequent to December 31, 2013, the Company appointed a Restructuring Special Committee (the "Special Committee") to investigate strategic refinancing alternatives, and to plan the financial restructuring of the Company. The Special Committee, which is comprised of two independent Directors and one non-independent Director, has engaged, Raymond James Inc. as its sole investment banking advisor to assist with identifying and evaluating refinancing alternatives.

VERIS GOLD CORP.| F-49

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013, 2012 and 2011
(Tabular amounts in thousands of US dollars unless otherwise noted)

24.	Earnings per share

As a result of the diluted net loss incurred during the year ended December 31, 2013, the effect of the convertible debt and convertible note (Note 16), 44,550,000 warrants (Note 14), and 5,520,000 options (Note 19) outstanding was anti-dilutive, and therefore excluded from the computation of diluted net loss per share.

25.	Commitments and contingencies

The complex nature of the Company’s operations, as well as the regulatory environment in which it operates can result in occasional claims; investigatory matters; and, legal and tax proceedings that arise from time to time.  Each of these matters is subject to various uncertainties and may ultimately be resolved with terms unfavorable to the Company.   This being the case certain conditions may exist as of the date the financial statements are issued, which could result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations, or the financial condition, of the Company. In the event of a change in management’s estimate of the future resolution of such matters, the Company will recognize the effects of the change in its consolidated financial statements at that time.

a)	On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice (“DOJ”) representing the Environmental Protection Agency (“EPA”), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company responded to the allegations and had numerous discussions with the EPA on the matter in order to determine the nature of the violations. In December of 2013 the Company negotiated a tentative settlement with the DOJ and the EPA which involves entering into a Consent Decree (“CD”) outlining the ongoing reporting requirements of the Company and, once this CD is ultimately and duly entered by a court of competent jurisdiction, a settlement payment of $1.1 million will be due within 60 days thereof. No admission of fault has been made with respect to these matters. Based on numerous factors, including economic considerations such as the ultimate cost and time required to prepare a defense of this matter, the Company made the decision that it would be better served with a settlement arrangement in this manner. A provision of $1.1 million relating to these matters has been made as of December 31, 2013.

b)	On September 30, 2013, the EPA filed an administrative complaint in EPA Region IX against the Company alleging violations of the Emergency Planning and Community Right-to-Know Act for the alleged failure to properly file Toxic Release Inventory Form Rs. The Company has responded to the EPA and been engaged in ongoing discussions with the EPA in order to determine the nature of the alleged violations. Discussions continue to proceed toward a possible settlement and discussions on settling the matter without admitting liability are actively underway. The final outcome and the extent of any potential liability or settlement payment(s), if any, is not yet determinable.

c)	During the fourth quarter of 2013 the Company and the NDEP negotiated and executed a second modified consent decree (the “Second Modified CD”), modifications were made to remove all the completed items included in the previous consent decree; and, to refine the timelines for the remaining restoration projects, primarily the engineering, design and implementation of facilities for the treatment of water seepage from the resurfaced RDA sites. In conjunction with these revised timelines for the water treatment plans, the Second Modified CD includes an agreement by the Company to secure $10 million of bonding before May 30, 2014 to provide surety for the potential solutions that will be put in place. By securing this bonding the Company can avoid all outstanding penalties and interest amounts potentially due to the NDEP, which could total as much as $10.5 million. Subsequent to year end, the Company failed to meet the first two payments for bonding which were necessary to have the penalties waived. The Company continues to work with the NDEP but has recorded a provision of $10.6 million for penalties which may be payable in the event that the Company is unable to resolve this matter.

VERIS GOLD CORP.| F-50

d)	The Company is required to incur $5.0 million on exploration in Canada before January 1, 2015 in order to be able to satisfy its obligations to renounce the related tax benefit as required by flow-through share financings closed in the year ended December 31, 2013. The Company would record a provision after January 1, 2015, of $2.2 million, to satisfy flow-through share obligations in the event that the Company did not incur and renounce further exploration expenditures in Canada after December 31, 2013.

e)	Lease Commitments

The Company is committed under various operating leases to the following annual minimum payments:

	2013	2012
2013	$-	$225
2014	316	215
2015	210	143
	$526	$583

VERIS GOLD CORP.| F-51