Form 20-F/A
period 2013-12-31
Veris Gold Corp.
filed 2014-09-12
CIK 1286799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Jerritt Canyon

From 2010 to 2012 the Jerritt Canyon processing facility and mining operations located in northern Nevada have developed significantly and this has resulted in incremental increases of gold production each year. In order to facilitate this development the Company entered into various gold forward agreements including a Senior Secured Forward Gold Sale Agreement with Deutsche Bank in August 2011 and February 2012. The combined gold forward agreements enabled the Company to refurbish the processing facility resulting in an optimized, efficient and modernized facility. By mid-2012 the operations achieved steady state production. The Jerritt Canyon production history from 2010 to 2013 is summarized in the text below.

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

The December 31, 2012 Mineral Resources and Reserves from 6 underground areas (Smith mine, SSX-Steer mine, Saval, Murray, Starvation Canyon and Winters Creek) and 6 open pits (Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window) have been updated in the Company’s most recent NI 43-101 Technical Report based on additional drilling completed in 2012 and/or based on recent remodeling work. Reserve additions included in this Technical Report relative to the previous report are located at the Smith, SSX-Steer and Starvation underground mines and at the Burns Basin open pit. The Smith and SSX-Steer underground mines comprise the majority of the mineral reserves in the district.

The updated December 31, 2013 Jerritt Canyon Mineral Resources and Reserves have been calculated by Todd Johnson, VP Exploration for Veris Gold Corp., by depleting the 2013 mine production from the December 31, 2012 Mineral Resources and Reserves included in the July 11, 2013 published NI 43-101 Technical Report.

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

Underground mining production in 2013 at the property was from the Smith, SSX-Steer, and Starvation Canyon mines. Underground mining methods use both long-hole stopping and modified drift and fill. Split set rock bolts and welded wire mesh provide the primary means of ground support with supplementary resin anchor rebar bolts, cable bolts and/or shotcrete where necessary.

Mining at Smith in 2012 was done by contract miner Small Mine Development LLC (SMD) whereas mining at SSX-Steer was performed by both VUSA staff and separate SMD crews. In 2013, Veris mining staff was operating the SSX-Steer mine. Exploration and development (resource conversion) drilling in 2013 was active at Smith and SSX-Steer in 2012 and 2013 using one to two contract diamond drills. Development drift and stope drilling and minor exploration using RC Cubex drills were also active at both operating mines in 2012 and 2013. Initial underground development work (portal excavation and drift development) at Starvation Canyon started in November 2012 and continued through the end of that year and mining production at Starvation Canyon, operated by SMD, commenced in early April 2013.

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

The aforementioned resources and reserves since 2003 have been prepared by Qualified Persons employed by Pincock, Allen and Holt, SRK Consulting, Practical Mining LLC, and Veris and are therefore viewed by the primary author of the Company’s more recent technical report, Todd Johnson (QP), as being reliable and relevant. It is apparent that the historical proven and probable reserves documented every year in the NI 43-101 reports since 2003 range from 1,984.9 to 6,056.9 kt. It is also recognized that the measured and indicated resources documented every year in the NI 43-101 reports since 2003 range from 8,196.9 to 12,289.5 kt. The December 31, 2012 Mineral Resources and Reserves from 6 underground areas (Smith mine, SSX-Steer mine, Saval, Murray, Starvation Canyon and Winters Creek) and 6 open pits (Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window) were updated in the Company’s current NI 43-101 Technical Report dated July 11, 2013 based on additional drilling completed in 2012 and/or based on recent remodeling work. Reserve additions included in this Technical Report relative to the previous report are located at the Smith, SSX-Steer and Starvation underground mines and at the Burns Basin open pit. The Smith and SSX-Steer underground mines comprise the majority of the mineral reserves in the district.

December 31, 2012 Mineral Resource estimate

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

December 31, 2012 Mineral Reserves estimate

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

The Saval 4 underground resource is a relatively steep and vertically extensive high-grade zone that lies within the Saval horst beneath a splay fault of the Sheep Tank fault. It is interpreted that the intersection of west-northwest trending faults that bound the horst with northeast trending faults helped form this resource. The Saval 4 underground mine development is targeted to commence in Quarter 3 of 2014.

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

Veris has carried out an aggressive program of exploration since it acquired the property in mid-2003. Since then, a number of different contract drilling companies have completed both underground and surface drilling at the property. The drilling companies for each drill hole are listed on the drill logs kept in the digital drill hole databases (in acQuire software) and/or in the paper drill hole log files stored at the mine. In addition, since mid-2003 Queenstake owned the underground production drills (e.g. Solo, Secoma and Cubex), which also completed part of the underground drilling prior to the August 2008 mine shut down. The total underground and surface drilling completed since 2003 at the property is summarized below (excluding production drilling):

•	2003: 280,151 feet of underground and surface RC and Core Drilling;
•	2004: 710,896 feet of underground and surface RC and Core Drilling;
•	2005: 450,694 feet of underground and surface RC and Core Drilling;
•	2006: 396,063 feet of underground and surface RC and Core Drilling;
•	2007: 467,242 feet of underground and surface RC and Core Drilling;
•	2008: 237,250 feet of underground and surface RC and Core Drilling;
•	2009: no drilling was completed in 2009;
•	2010: 8,756 feet of underground RC and Core Drilling;

•	2011: 157,769 feet of underground and surface RC and Core Drilling;

•	2012: 43,188 feet of underground and surface RC and Core Drilling, and
•	2013: 67,625 feet of underground RC and Core Drilling

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

Some of the future exploration programs at Jerritt Canyon will be devoted to drilling in or around the historic open pits. While the open pit resources at Saval, Burns Basin, and Upper West Generator were drilled in 2011 and remodeled using present day gold prices, some of the larger open pits such as Alchem, Marlboro Canyon, and North Generator Hill have only been partially modelled using historical drilling and require additional work to verify and update. Some of these older pit areas were previously modelled and mined at a much lower price per ounce than is prevalent today.

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

In 2013, VUSA completed numerous underground production and exploration drill holes: 43,670 feet (13,314m) of underground diamond drilling (57 drill holes at the SSX-Steer Mine); 216,292 feet (65,943m) of Cubex RC drilling (1,733 drill holes) from the three active underground mines. The underground drilling in 2013 focused on those areas proximal to existing underground developments above the groundwater table (in Zones and 2, 4, and 8 at Smith Mine and Zones 1, 5, and 7 at SSX/Steer Mine) to convert inferred resources to measured and indicated resources, better define existing reserves, and expand reserves. No surface drilling was conducted in 2013.

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

Jerritt Canyon drilling (2000 through year end 2012)

Year	Surface RC		Surface Core		UG Core		UG RC		Production
	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
2000	378	444,795	2	*	292	75,799	**	**	4,982	204,182
2001	59	65,450	0	0	268	86,134	914	112,129	5,086	349,157
2002	27	18,905	0	0	186	53,940	2,939	245,536	3,593	135,824
2003	108	47,277	0	0	119	41,458	2,057	191,416	3,643	141,218
2004	377	300,226	34	21,212	297	126,091	2,643	263,367	2,739	108,780
2005	126	101,413	4	1,403	179	80,251	2,618	267,627	2,414	94,793
2006	155	135,940	0	0	125	53,985	2,160	206,138	724	28,251
2007	220	216,592	15	12,495	44	20,580	1,808	178,625	1,035	38,950
2008	100	103,300	8	9,830	94	41,521	230	371,169	595	45,430
2009	-	-	-	-	-	-	-	-	-	-
2010	0	0	0	0	8	8,126	3	630	1,140	70,935
2011	208	120,130	12	14,147	37	23,492	-	-	809	93,753
2012	2	1,600	2	977	33	31,806	59	8,805	826	90,115
2013	0	0	0	0	57	43,670	112	23,955	1,621	192,337

•	*2000 surface core footage is included with surface RC;
•	**2000 and underground RC drilling is included with production drilling;
•	No drilling was conducted in 2009;
•	VUSA and its predecessor company (Queenstake) has owned the Jerritt Canyon property since mid-2003;
•	Contract drilling companies have completed almost all of the surface drill holes in Table 10.1;
•	Both Contract drill companies and company-owned drill rigs have completed the underground drilling from 2000 to 2008, and in 2011 and 2012; a single contract drilling company conducted the underground drilling in 2010, 2011, and 2012.

•	Underground core drilling was stopped in late November 2013 due to the limited Company funding situation

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

Mineral resource statement

The estimated Jerritt Canyon mineral resources, including reserves, as of December 31, 2013 are listed below.. These resources and reserves below utilize the same costs and assumptions used in the December 31, 2012 NI 43-101 Technical Report and have been depleted for 2013 production and do not include any possible additions from the 2013 drilling program. In addition, the stockpile resource, including reserve has also been updated.

Jerritt Canyon mineral resources including reserves – December 31, 2013

	Measured			Indicated			Measured + Indicated			Inferred
Area	kt	opt	koz	kt	Opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	46	0.106	4.9	430	0.096	41.4	476	0.097	46.3	5	0.061	0.3
Mill Creek	3	0.089	0.3	299	0.094	28.0	302	0.094	28.3	4	0.153	0.6
Saval	51	0.148	7.6	315	0.085	26.7	367	0.093	34.3	10	0.083	0.8
Wright Window	5	0.174	0.9	115	0.090	10.3	120	0.094	11.2	5	0.088	0.4
Pie Creek	-	-	-	225	0.086	19.2	225	0.086	19.2	5	0.089	0.5
Road Canyon	-	-	-	17	0.070	1.2	17	0.070	1.2	187	0.081	15.2
Stockpiles	61	0.081	5.0	138	0.043	6.0	199	0.055	11.0	-	-	-
Open Pit Resource	166	0.113	18.7	1,539	0.086	132.8	1,705	0.089	151.5	216	0.082	17.8

Underground
Smith	2,678	0.205	550.1	1,990	0.210	417.0	4,668	0.207	967.1	977	0.179	174.6
SSX Including West Mahala	1,101	0.206	226.4	2,227	0.202	449.0	3,327	0.203	675.4	2,508	0.173	433.6
Saval	17	0.276	4.6	160	0.247	39.6	177	0.250	44.2	51	0.238	12.2
Murray	142	0.163	23.1	404	0.165	66.8	545	0.165	89.9	61	0.162	10.0
Starvation	19	0.251	4.9	768	0.170	131.0	788	0.172	135.9	21	0.170	3.6
Winters Creek	-	-	-	117	0.112	13.1	117	0.112	13.1	10	0.145	1.5
Underground Resource	3,957	0.205	809.1	5,666	0.197	1,116.5	9,622	0.200	1,925.6	3,629	0.175	635.4
Resource Total	4,123	0.201	827.8	7,205	0.173	1,249.3	11,327	0.183	2,077.1	3,845	0.170	653.2

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability;
(2)	Open pit mineral resources are contained within Lerch Grossman pit shells constructed at $1,620/oz. gold price and meet the minimum cutoff grade;
(3)	Open pit mineral resources include 5% mining losses and 5% dilution;
(4)	Underground mineral resources constrained to 0.10 opt grade shells and occur outside existing asbuilt workings and sterilized areas, and are deemed by the Qualified Person to be potentially economic; and

(5)	Underground mineral resources include 5% mining losses and 5-10% dilution.

(6)	The December 31, 2013 Mineral Resources, including Reserves, were calculated by Todd Johnson by depleting the 2013 Mining production values from the December 31, 2012 mineral resources and reserves based on the 2013 Veris mine production records from the active underground mines (Smith, SSX, and Starvation Canyon) and stockpile inventories (see text for methodology). The Dec. 31, 2013 Inferred Resources did not change from the previous year.
(7)	The stockpile resources included the following stockpiles: S1C, SWG, SLNG, and Mill

Underground mineral resources

The December 31, 2013 Jerritt underground mineral resources, including reserves, where calculated by Todd Johnson, VP Exploration for Veris Gold Corp., using two methodologies.

SSX-Steer and Smith

The December 31, 2012 underground resources at SSX-Steer and Smith were calculated by determining which blocks within the 0.10 opt gold grade shells are potentially economic by Karl Swanson, SME; Consulting Mining Engineer.

Blocks within the current asbuilt underground workings are named “asb” in the variable named MINED in the block model and blocks within the sterilization solids are named “steril”. These blocks were assigned a 0.001 opt gold grade. All other blocks have the name “intact” in the MINED variable.

The December 31, 2012 resource is determined from the “intact” blocks. Blocks within the design solids and within the 0.10 opt gold grade shells and which are named “intact” are renamed “des” in the MINED variable in the block model. Blocks within grade shells that are large enough to pay for their mining and milling and that are named “intact” are renamed “reso” in MINED variable. In addition, any groups of blocks around the current underground workings that are within the grade shells, are named “intact” and that are determined to be potentially economic are renamed “reso” in the MINED variable.

Only blocks with a gold grade greater than 0.10 opt and named “des” or “reso” in the MINED variable are included in the Smith and SSX resource. A mining recovery factor of 5% and dilution factor of 5% was applied to these two underground resources.

The December 31, 2013 mineral resources were then calculated by Todd Johnson in the following manner:

1.	2013 reconciled mining depletions from the mines were added to the December 31, 2012 Mineral Resources and Reserves;

2.	The 2013 reconciled mining depletions in tons and grade were subtracted from the Measured and Indicated Resources, including reserves, in a similar tonnage proportion as those documented in the December 31, 2012 Measured and Indicates Mineral Resources (including reserves) for each mine. The Inferred Resources were not changed. Stockpile resources were also updated based on 2013 mining depletions.

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

The December 31, 2013 Mineral Resources, including Reserves, for the Starvation Canyon Mine were calculated by Todd Johnson in the following manner:

1.	2013 reconciled mining depletions from the mine were added to the December 31, 2012 Mineral Resources and Reserves;

2.	The 2013 reconciled mining depletions in tons and grade were subtracted from the Measured and Indicated Resources, including reserves, in a similar tonnage proportion as those documented in the December 31, 2012 Measured and Indicates Mineral Resources (including reserves) for each mine. The Inferred Resources were not changed. Stockpile reserves were also updated based on 2013 mining depletions.

The December 31, 2013 Mineral Resources, including Reserves, for Murray, Saval, and Winters Creek were unchanged from the December 31, 2012 Mineral Resources and Reserves.

Open pit mineral resources

Open pit resources were estimated by creating a Lerch Grossman optimized $1,620/ounce pit shell using measured, indicated and inferred blocks, all other blocks are considered waste. The resultant pit only mines those ore blocks which will provide a positive value when including the cost of mining all the overlying waste blocks. The resource only includes the measured, indicated and inferred blocks that are inside the $1,620 pit shell and exceed the minimum cutoff grades. The reported open pit resources also include 5% mining dilution and 5% mining losses. These factors are reasonable for the scale and scope of the resource pits.

The December 31, 2013 open pit resources remain unchanged except for the Stockpiles which were depleted based on actual 2013 Mining depletions as surveyed by Veris Gold USA, Inc.surveying staff on January 1, 2014.

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

Mineral Reserve estimate

The Year-end 2013 Mineral reserves were calculated by Todd Johnson and include the December 31, 2012 Reserves estimated by Practical Mining LLC under the direction of Mark Odell (P.E.), Consulting Mine Engineer with 2013 mining depletions.

Jerritt Canyon Mineral Reserves – December 31, 2013

	Proven			Probable			Proven + Probable
Area	kt	opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	32	0.100	3.2	391	0.101	39.6	423	0.101	42.8
Mill Creek	3	0.089	0.3	194	0.090	17.4	197	0.090	17.7
Saval	51	0.155	7.9	32	0.089	2.9	83	0.129	10.8
Wright Window	5	0.174	0.9	109	0.093	10.1	114	0.096	11.0
Stockpiles	61	0.081	5.0	51	0.047	2.4	112	0.066	7.4
Open Pit Reserve	152	0.114	17.3	777	0.093	72.4	929	0.097	89.7

Underground
Smith	1,444	0.163	235.7	1,042	0.170	177.3	2,486	0.166	413.0
SSX Including West Mahala	456	0.176	80.4	850	0.159	135.5	1,306	0.165	215.9
Saval	18	0.239	4.3	150	0.203	30.4	168	0.207	34.8
Murray	142	0.163	23.1	354	0.166	58.6	495	0.165	81.7
Starvation	19	0.251	4.9	768	0.170	131.0	788	0.172	135.9
Underground Reserve	2,079	0.168	348.4	3,164	0.168	532.8	5,242	0.168	881.2
Reserve Total	2,231	0.164	365.7	3,941	0.154	605.2	6,171	0.157	970.9

Notes:	(1)	The December 31, 2013 Reserves were calculated by Todd Johnson and done by subtracting 2013 mining depletions from the December 31, 2012 Reserves (see text for methodology).
	(2)	The stockpile reserves include the following stockpiles: S1C, SWG, and Mill

Underground mine reserves

Underground mining accounts for over 90% of the Jerritt Canyon Reserves at year end 2013. The reserves are distributed among 5 underground mines located throughout the district. These are, listed in decreasing order of reserves, the Smith Mine, SSX complex which includes the SSX, Steer and West Mahala reserves, Murray, Starvation and Saval. The Smith and SSX mines are currently operating. Starvation was under development in late 2012 with mine production that started in early April 2013. The Murray Mine operated from 1994 to 2006 while Saval is a planned new mine.

Mine designs for each mine have been created using Vulcan software. Each mine design consists of a collection of individual excavations, each designed in accordance with the parameters outlined in section 16 used to determine the year-end 2012 resources and reserves. The excavations are oriented along preferred mining directions in each stoping area and arranged to extract as much of the measured and indicated resource that meets the minimum breakeven cutoff grade requirements discussed in section 21.3 while minimizing the amount of diluting material included.

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

Mining production

Jerritt Canyon is an operating property with over 20 years of production experience, during which approximately 8.03 million ounces of gold have been produced up to year-end 2013. The Jerritt Canyon Mine complex currently consists of two operating underground mines (Smith and SSX) located several miles southwest of the processing plant and administration facilities which are 50 miles north of Elko, Nevada. Mining operations resumed at the SSX-Steer complex during the third quarter of 2011. Underground mining started at a new mine called Starvation Canyon in April 2013. The Murray underground mine was closed in 2006 and the MCE underground mine was closed in 2004.

Recent operating results, including production costs, of the Jerritt Canyon Mines, are presented in this section. In addition, geotechnical parameters, mining fleets and ore control are presented in this section. Stockpile resources and reserves and reconciliation are also presented in this section.

All mines feed the same processing plant, with output from the underground operations and other sources (e.g. remote and mill Jerritt stockpiles) totaling 1.15 million tons in 2013, 0.98 million tons in 2012, 0.37 million tons during 2011, and 0.41 million tons in 2010. The producing properties at Jerritt Canyon excluding third party purchased ores (e.g. Newmont), and their annual mine production rates for years 2010 to 2013, are given in the table below and represent ore materials processed through the mill on a dry ton basis.

Jerritt Canyon 2010-2013 Mine production

Property	Annual Mine Production (dry tons)
Year	2010		2011	2012	2013
SSX Complex	0		9,051	281,124	315,707
Smith	176,409	(2)	269,795	405,904	526,188
Starvation Canyon	NA		NA	NA	182,141
Stockpiles(4)	233,731	(3)	95,351	291,234	128,226
Total	410,140		374,197	978,262	1,152,262

(1)	Tonnages based on internal mine records;
(2)	Dry tonnage processed through the mill; based on 5% moisture content of wet ton delivery published by Veris in the March 31, 2011 MD&A (2011);
(3)	Remote stockpile tonnage processed through the mill based on internal mine records;
(4)	Stockpile data only includes those from Jerritt Canyon (mill and remote combined) and excludes Newmont and other third party purchased ores.

(5)	NA = not applicable as the Starvation Canyon Mine officially opened in April 2013

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

In mid-2007 Veris amended an agreement with Newmont USA Limited to purchase material delivered to Jerritt Canyon by Newmont that continued into 2008, 2010, and 2011 which supplemented mined ores feeding the roasters and thereby reduced certain unit operating costs. There was no Newmont-Veris agreement in place in 2012 so no Newmont ores were processed through the mill that year. A new contract arrangement was finalized with Newmont for toll milling ores in 2013. .

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

A total of 119,291 tons of toll-milling ore were processed through the mill in 2013. The majority of this toll-milling ore was from Newmont. No significant Newmont ores were purchased or processed in 2012. Newmont ores were purchased and processed by Veris in 2011, 2010 and 2008. In 2011, VUSA processed 254,221 dry tons containing 33,968 ounces. A total of 86,257 wet tons of ore containing 16,905 ounces of Au were purchased from Newmont (all in Quarter 4 in 2010) and delivered to the mill in 2010 (Yukon-Nevada Gold Corp, 2011). During 2008 and 2010, VUSA processed 113,732 and 189,415 dry tons, respectively, of Newmont material. The Newmont stockpile ores processed in 2010 included material delivered to the mine prior to 2010. The amount of Newmont ores processed in 2009 is unknown due to poor record keeping by the contract mill operator.

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

The table below summarizes the change to inventory for the Jerritt Canyon stockpiles from Year-End 2012 to the Year-End 2013 based on physical surveys done at the mine by VGUSA staff. A trenching and sampling program undertaken in 2012 resulted in a grade reduction below cutoff grade in three of the remote stockpile areas and their subsequent removal from reserves at the end of 2012. Todd Johnson, VP Exploration for Veris Gold Corp., has calculated the net stockpile reserve depletions/additions based on the two Year-End stockpile inventories in the table below.

Jerritt Canyon stockpile reserve summary

	Year-End 2012			Year-End 2013			Net Depletions or Additions
Stockpile	ktons	Grade (opt)	koz	ktons	Grade (opt)	koz	ktons	Grade (opt)	koz

Remote	167	0.053	8.9	51	0.047	2.4	-116	0.056	-6.5
Mill	37	0.124	4.6	61	0.081	5.0	+24	0.015	+0.4
TOTAL	204	0.066	13.5	112	0.066	7.4	-92	0.066	-6.1

2012 Jerritt Canyon Ore Stockpile assayed sample results were reviewed and verified by Qualified Person, Michele White, based on review of data for assay checking and chain of custody including:

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

In 2013, remote stockpiles were 100% depleted at SML (Murray), and partially depleted at SWG (West Generator). The S1C remote stockpile was not mined in 2013 and therefore remain the same as reported in YE2012. Therefore, the stockpiles included in the December 31, 2013 Mineral Reserve statement include: SWG, S1C, and Mill.

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

Recoverability

Gold recovery in 2008 to 2013 is shown below and was recorded by month. For 2013 and 2012 the gold recovery averaged 85.5% and 82.7%, respectively, of contained metal delivered to the process plant.

Jerritt Canyon 2008-2012 gold recovery by month

	Gold Recovery
Month – Year	2008	2009	2010		2011	2012	2013
January	83.3	n/a	87.3		88.1	77.8	81.9
February	85.8	n/a	83.9		87.3	83.4	83.6
March	n/a	n/a	89.6		89.4	81.7	81.8
April	75.2	82.5	89.4		86.5	84.0	80.0
May	83.7	89.9	87.5		85.2	84.0	77.1
June	87.6	n/a	87.6		87.2	81.2	90.4
July	87.9	n/a	89.9		85.9	80.4	86.4
August	86.8	n/a	89.7		87.5	81.6	85.5
September	n/a	n/a	87.7		84.1	83.9	87.9
October	n/a	n/a	87.5		85.6	80.7	86.0
November	n/a	85.2	86.6		83.7	83.3	86.0
December	n/a	87.7	87.4		80.0	85.4	83.9
Average	87.3	86.3	88.2	*	85.8	82.7	85.5

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

Jerritt Canyon historic process production and cost data

Operating Data	Units	Actual 2008		Actual 2009		Actual 2010		Actual 2011		Actual 2012		Actual 2013
Production Data
Tons Processed:
Annual (1)	000’s ktons	338		UNK		600		628		978		1,084
Daily Average	tons	2,128	(1)	UNK		1,862	(1)	1,853	(5)	3,960	(7)	3,589	(8)
Ore Grade	oz Au/ton	0.160		UNK		0.123		0.142		0.130		0.154
Recovery	%	87.3		86.3		88.2		85.8		82.7		85.5
Gold Production (2)	000’s oz	45		10		65		77		106		140
Cost Data
Annual Total Cost (3)	$000’s	17,508		10,437		22,150		40,505		46,888		50,435
Unit Processing Costs:
Ore	$/ton Milled	51.75		UNK		36.94	(4)	64.46	(5)	47.93		46.52
Gold	$/oz Au	391.68		1,068.30	(6)	340.23	(4)	528.89		443.90		361.40

(1)	Includes actual tonnage (dry) for purchased ores in 2008 and 2010; the plant only operated for 159 days in 2008;
(2)	Includes purchased ores for actual 2007, 2008, 2010, and 2011;
(3)	Annual total cost excludes Newmont inventory cost;
(4)	Processing cost for 2010 is high due to the “loss” of approximately 2,700 oz Au in the process circuit and some large NDEP charges;
(5)	Delays in implementing the new mine plan for 2011 resulted in reduced mill throughput for 2011 and therefore increased unit processing costs;
(6)	The unit processing cost is high due to poor record keeping of tons processed through the mill by the contract mill operator, because of low Au production for the year, and because the plant only operated for 139 days in 2009;

(7)	The mill was down for 118 days in 2012 for various reasons including a winterization shutdown from January 6 to February 2, 2012.

(8)	The Jerritt Canyon processing plant operated for 343 total days in 2013 of which 302 of the days were dedicated to Veris (Jerritt) ores and the other 41 days were dedicated to processing toll-mill (3rd party) ores

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

The economic exercise for this reserve study is normally accomplished by calculating a breakeven cutoff grade, stated in ounces of gold per ton (oz Au/ton), which equates the total operating costs at the property with gold recovery from the process plant, and the expected return from gold sales. Total costs include mining, processing, assessed charges, and site administrative costs. Process recovery is a function of grade and is expected to average 89 % over the 6 year reserve life of mine plan. Revenues reflect an average gold price experienced during the previous three years, after subtraction of refining charges.

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

LoM plan and economics

The six year Life of Mine Reserves Plan will produce robust financial results. Achieving sustained ore mining and processing rates of 1.5 million tons per year is critical to the success of the Jerritt Canyon mine operation. In 2013 ore will be sourced from the Smith and SSX underground mines, new underground mine at Starvation Canyon, and low grade ore stockpiles.The annual production schedule from each mine used as the basis for the life of mine plan and economic analysis is presented in the table below. The Smith Mine will need to increase production from the current rate of 1250 tpd to 1480 tpd for three years beginning in 2015 in order for mining at Smith and SSX to conclude concurrently.

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

Mine

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

2006-2012 Silver Valley Drilling Summary.

Year	Drill Holes Completed	Total Meters	Total Footage
K-18B South
2006	4	1.014.7	3,328.2
2007	58	8,903.5	29,203.3
2008	0	0	0
2010	7	1,244.8	4,082.9
2011	0	0	0
2012	0	0	0
2013	0	0	0
Total	75	11,163.0	36,614.4

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

	Year ended December 31,
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

Date: September 11, 2014	VERIS GOLD CORP.

	By:	/s/ Shaun Heinrichs
	Name:	Shaun Heinrichs
	Title:	Chief Financial Officer

ANNUAL REPORT ON FORM 20-F
for the year ended
December 31, 2013

EXHIBIT INDEX

Exhibit
No. Item	Description of Exhibit

1.1	Articles (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 1, 2010).

4.1	Incentive Stock Option Plan (incorporated by reference to Schedule A to Exhibit 99.4 to the Company’s Form 6-K filed with the SEC on May 15, 2013).

8.1*	List of Subsidiaries.

12.1*	Section 302 Certification by Graham C. Dickson, Chief Executive Officer, dated March 31, 2009.

12.2*	Section 302 Certification by Shaun Heinrichs, Chief Financial Officer, dated March 31, 2009.

13.1*	Section 906 Certification by Graham C. Dickson, Chief Executive Officer, dated March 31, 2009.

13.2*	Section 906 Certification by Shaun Heinrichs, Chief Financial Officer, dated March 31, 2009.

15.1*	Consent of Deloitte LLP.

15.2*	Consent of Karl Swanson.

15.3*	Consent of Mark Odell.

15.4*	Consent of John R.W. Fox.

15.5*	Consent of Todd W. Johnson.

15.6*	Consent of Michele White.

16.1*	Mine Safety Disclosure.

* Filed herewith.

131

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

VERIS GOLD CORP.| F-1

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

/s/ Deloitte LLP

Chartered Accountants

Vancouver, Canada

April 14, 2014

VERIS GOLD CORP.| F-2

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

VERIS GOLD CORP.| F-3

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

VERIS GOLD CORP.| F-4

Consolidated Statements of Shareholders’ Equity
For The Years Ended December 31, 2013, 2012 and 2011
(In thousands of US dollars and thousands of common shares)

		Share Capital, Note 19
	Note	Number	Amount	Share based payments reserve	Accumulated other comprehensive (loss) income	Deficit	Total
Balance at January 1, 2011		68,767	$281,855	$30,483	$2,169	$(385,324)	$(70,817)
Total comprehensive loss
Net income		-	-	-	-	26,382	26,382
Other comprehensive loss		-	-	-	(3,086)	-	(3,086)
		-	-	-	(3,086)	26,382	23,296
Flow through share issue	19(c)(b)	833	6,677	-	-	-	6,677
Issued on private placement	19(c)(a)	3,349	8,118	-	-	-	8,118
Exercise of warrants		20,090	116,603	-	-	-	116,603
Exercise of options	19(d)	19	62	(26)	-	-	36
Shares issued for services		6	42	-	-	-	42
Share based payment expense	19(d)	-	-	3,195	-	-	3,195
Balance at December 31, 2011		93,064	$413,357	$33,652	$(917)	$(358,942)	$87,150

Balance at January 1, 2012		93,064	413,357	33,652	(917)	(358,942)	87,150
Total comprehensive loss
Net loss		-	-	-	-	(20,015)	(20,015)
Other comprehensive income		-	-	-	3,559	-	3,559
		-	-	-	3,559	(20,015)	(16,456)
Issued on private placement	19(c)(i)/(ii)	6,193	10,163	-	-	-	10,163
Issued on public offering	19(c)(vii)	7,503	12,280	252	-	-	12,532
Issued with convertible debt	19(c)(iii)	782	2,201	-	-	-	2,201
Exercise of warrants		76	246	-	-	-	246
Exercise of options	19(d)	23	66	(32)	-	-	34
Share based payment expense	19(d)	-	-	2,791	-	-	2,791
Balance at December 31, 2012		107,641	$438,313	$36,663	$2,642	$(378,957)	$98,661

Balance at January 1, 2013		107,641	$438,313	$36,663	$2,642	$(378,957)	$98,661
Total comprehensive loss
Net loss		-	-	-	-	(66,652)	(66,652)
Other comprehensive loss		-	-	-	(1,592)	-	(1,592)
		-	-	-	(1,592)	(66,652)	(68,244)
Share based payment expense	19(d)	-	-	472	-	-	472
Issued on public offering	19(c)(ix)/(xi)	31,362	9,575	137	-	-	9,712
Issued on private placement	19(c)(x)	15,375	5,646	180	-	-	5,826
Issued with convertible debt	19(c)(viii)	-	-	58	-	-	58
Balance at December 31, 2013		154,378	$453,534	$37,510	$1,050	$(445,609)	$46,485

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP.| F-5

Consolidated Statements of Cash Flow
Years Ended December 31
(In thousands of US dollars)

	Note	2013	2012	2011
Operating activities
Net loss for the period		$(66,652)	$(20,015)	$26,382
Items not affecting cash:
Depreciation and depletion		20,733	12,033	6,676
Recognition of deferred revenue		(14,831)	(23,958)	(2,761)
Loss on recognition of senior secured gold facility	15	12,119	-	-
Impairment of mineral properties and equipment		33,300	31,763	-
Finance cost		(7,269)	(5,485)	(71,256)
Interest on senior secured gold facility		8,194	-	-
Share based payments		472	2,791	3,195
Mark to market on embedded derivatives		(646)	-	-
Loss (gain) on disposal of assets		163	-	(8)
Loss from joint venture		-	-	371
Deferred tax recovery		(8,819)	(7,914)	(192)
Unrealized foreign exchange loss		(349)	2,541	(1,807)
Change in non cash working capital	20	24,860	(14,020)	(13,015)
Deferred revenue proceeds, net of transaction costs		-	9,076	114,000
Cash settlement of deferred revenue		(4,233)	-	-
		(2,958)	(13,188)	61,585
Investing activities
Development stage gold sales		3,517	-	-
Property, plant and equipment expenditures		(8,915)	(23,425)	(50,347)
Proceeds from sale of property, plant and equipment		225	-	18
Cash distribution from joint venture		-	-	2,134
Purchase of derivative financial asset		-	-	(15)
Restricted funds		2,695	6,597	(33,709)
Mineral property expenditures		(14,999)	(12,648)	(16,565)
		(17,477)	(29,476)	(98,484)
Financing activities
Proceeds from derivatives arising on gold
forward contracts		-	14,824	5,000
Settlement of derivative gold forward contracts	13	-	-	(5,366)
Flow through shares issued for cash		-	-	7,184
Proceeds from units issued on public	19(c)(ix)
offering, net of transaction costs	/(xi)	12,581	14,429	-
Proceeds from units issued on private
placement, net of transaction costs	19(c)(x)	7,319	8,748	14,738
Proceeds from issuance of convertible
debentures, net of transactions costs	16	9,555	11,540	-
Repayment of senior secured gold facility	15	(16,935)	-	-
Repayment of long term debt		-	-	(41,638)
Common shares issued upon exercise of
stock options and warrants		-	129	59,273
		12,520	49,670	39,191
Effect of exchange rate changes on cash		(219)	28	(31)
Decrease in cash		(8,134)	7,034	2,261
Cash, beginning of year		9,295	2,261	-
Cash, end of year		$1,161	$9,295	$2,261

Supplemental cash flow information (Note 20)

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP.| F-6

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

VERIS GOLD CORP.| F-7

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

VERIS GOLD CORP.| F-27

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013, 2012 and 2011

(Tabular amounts in thousands of US dollars unless otherwise noted)

As at December 31, 2013 the following warrants were outstanding:

Derivative liability warrants
				In thousands
Expiry date	Note	Exercise price (C$)		December 31, 2012	Warrants issued	Warrants exercised/ expired	December 31, 2013	Fair Value as at December 31, 2012	Fair Value as at December 31, 2013

May 24, 2013		5.50		3,349	-	(3,349)	-	$12	$-
February 8, 2015	15	4.40		4,000	-	-	4,000	1,339	8
May 23, 2015	19(c)(i)	4.00		3,908	-	-	3,908	1,700	15
June 15, 2015¹	16(a)	1.95		2,010	-	-	2,010	1,156	32
July 19, 2015²	16(a)	1.95		1,333	-	-	1,333	782	23
October 12, 2015²	16(a)	1.95		670	-	-	670	423	15
Dec 18, 2016	19(c)(vii)	2.35		3,600	-	-	3,600	3,300	148
April 12, 2018	16(b)	1.80	³	-	3,400	-	3,400	-	329
July 5, 2018	16(b)	1.80	³	-	500	-	500	-	53
August 16, 2016	19(c)(ix)	0.60		-	4,675	-	4,675	-	516
August 16, 2016	19(c)(ix)	0.65		-	3,197	-	3,197	-	336
September 18, 2016	19(c)(x)	0.60		-	7,500	-	7,500	-	869
December 2, 2016	19(c)(xi)	0.50		-	7,502	-	7,502	-	978

Derivative liability warrant total				18,870	26,774	(3,349)	42,295	$8,712	$3,322

Equity warrants

Expiry date	Note	Exercise price (C$)	December 31, 2012	Warrants issued	Warrants exercised/ expired	December 31, 2013	Equity Value as at December 31, 2012	Equity Value as at December 31, 2013

Dec 18, 2014	19(c)(vii)	2.10	432	-	-	432	$171	$171
Dec 18, 2016	19(c)(vii)	2.35	152	-	-	152	81	81
April 12, 2015	16(b)	1.85	-	100	-	100	-	58
August 16, 2015	19(c)(ix)	0.60	-	708	-	708	-	137
September 18, 2016	19(c)(x)	0.60	-	188	-	188	-	40
September 18, 2016	19(c)(x)	0.65	-	675	-	675	-	140

Equity warrant total			584	1,671	-	2,255	$252	$627
Warrant total			19,454	28,445	(3,349)	44,550

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

VERIS GOLD CORP.| F-38

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013, 2012 and 2011

(Tabular amounts in thousands of US dollars unless otherwise noted)

Continuity of stock options outstanding is as follows:

	Options outstanding (000's)	Weighted average exercise price (C$/option)
At December 31, 2010	5,344	3.66
Granted	792	4.64
Exercised	(19)	1.92
Expired	(58)	9.17
Forfeited	(38)	1.50
At December 31, 2011	6,021	3.76
Granted	818	2.76
Exercised	(23)	1.50
Expired	(546)	11.38
Forfeited	(24)	3.92
At December 31, 2012	6,246	2.97
Granted	515	1.44
Exercised	-	-
Expired	(1,043)	3.42
Forfeited	(198)	1.84
At December 31, 2013	5,520	2.78

The following information pertains to the options outstanding at December 31, 2013:

Options Outstanding				Vested
Exercise Price (C$)	Options outstanding (000's)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)	Options outstanding (000's)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)
1.42 - 2.50	1,668	1.53	1.05	1,668	1.53	1.05
2.51 - 3.50	3,371	3.10	1.65	3,366	3.10	1.65
3.51 - 4.50	161	4.50	2.69	161	4.50	2.69
4.51 - 7.40	320	5.11	2.39	320	5.11	2.39
	5,520	2.78	1.54	5,515	2.78	1.54

20.	Supplemental cash flow information

Years ended December 31	2013	2012	2011
Change in operating working capital
Accounts receivable and other	$1,594	$(640)	$(2,988)
Inventories	(7,826)	(6,570)	6,697
Accounts payable and accrued liabilities	31,092	(6,810)	(16,724)
	$24,860	$(14,020)	$(13,015)

Years ended December 31	2013	2012	2011
Operating activities include the following cash paid:
Interest paid	$1,050	$353	$97
Income taxes paid	335	43	-
	$1,385	$396	$97

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

VERIS GOLD CORP.| F-49